As filed with the Securities and Exchange Commission on July 21, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

IMCO Recycling Inc.

(Exact name of registrant as specified in its charter)

Delaware	3341	75-2008280
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5215 North O’Connor Blvd., Suite 1500

Central Tower at Williams Square

Irving, Texas 75039

(972) 401-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey S. Mecom

Vice President, Legal and Secretary

IMCO Recycling Inc.

5215 North O’Connor Blvd., Suite 1500

Central Tower at Williams Square

Irving, Texas 75039

(972) 401-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc H. Folladori Fulbright & Jaworski L.L.P. 1301 McKinney, Suite 5100 Houston, Texas 77010 (713) 651-5151	Christopher R. Clegg Vice President, General Counsel and Secretary Commonwealth Industries, Inc. PNC Plaza—19th Floor 500 West Jefferson Street Louisville, Kentucky 40202 (502) 589-8100	Eric M. Krautheimer Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effectiveness of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.10 par value	13,247,334	Not Applicable	$172,784,240	$21,892

(1)	Based upon an estimate of the maximum number of shares of common stock, $0.10 par value per share, of IMCO Recycling Inc. (“IMCO Common Shares”) expected to be issued in connection with the merger described herein, which estimate is calculated by multiplying the exchange ratio of 0.815 IMCO Common Shares for each common share of Commonwealth Industries, Inc. (“Commonwealth”) (“Commonwealth Common Shares”) by 16,254,397, which represents the aggregate number of Commonwealth Common Shares issued and outstanding as of July 14, 2004.
(2)	Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended (the “Securities Act”), and computed pursuant to Rule 457(c) and (f) under the Securities Act based on (i) $10.63, the average of the high and low sales price per Commonwealth Common Share on the Nasdaq National Market on July 16, 2004, multiplied by (ii) 16,254,397, which represents the aggregate number of Commonwealth Common Shares issued and outstanding as of July 14, 2004.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. IMCO may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 21, 2004

JOINT PROXY STATEMENT/PROSPECTUS

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

IMCO Recycling Inc. and Commonwealth Industries, Inc. have agreed to the terms of a merger combining these companies and their management. The merger will give each of IMCO and Commonwealth approximately equal representation on the combined company’s board of directors and Commonwealth’s stockholders will own approximately 46% and IMCO’s stockholders will own approximately 54% of the combined company. Before we can complete the merger, we must obtain the approval of both companies’ stockholders. We are sending you this joint proxy statement/prospectus to ask IMCO stockholders to approve the issuance of IMCO shares under the merger agreement and to ask Commonwealth stockholders to adopt the merger agreement. For convenience, we often refer to IMCO in this joint proxy statement/prospectus as the combined company in which you will be a stockholder on completion of the merger. We intend to rename IMCO, however, promptly following the merger.

In the merger, Commonwealth stockholders will be entitled to receive 0.815 shares of IMCO common stock for each share of Commonwealth common stock that they own at the effective time of the merger. Following completion of the merger, Commonwealth shares will cease to trade.

The number of shares of IMCO common stock that Commonwealth stockholders will receive in the merger is fixed and will not be adjusted based on changes in the price of IMCO common stock prior to completing the merger. As an example, on July 14, 2004, the closing price of IMCO common stock on the New York Stock Exchange was $13.57 which, based on the exchange ratio of 0.815, would result in an equivalent share price as of that date for the shares of Commonwealth common stock of $11.06. The dollar value of the shares to be received in the merger will change depending on changes in the market price of the IMCO common stock and the dollar value of those shares will not be known at the time that Commonwealth stockholders vote on the adoption of the merger agreement. We urge Commonwealth and IMCO stockholders to obtain current market quotations for both the Commonwealth common stock and the IMCO common stock. The Commonwealth common stock is listed on the NASDAQ National Market under the symbol “CMIN” and the IMCO common stock is listed on the New York Stock Exchange under the symbol “IMR”.

Each company will hold a special meeting of its stockholders to consider and vote on the proposals described in this joint proxy statement/prospectus. Completion of the merger requires IMCO stockholder approval of the stock issuance by the affirmative vote of a majority of the votes cast at the IMCO stockholder meeting, and Commonwealth stockholder adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Commonwealth common stock as of the record date.

IMCO stockholders are also being asked to vote on two proposals on which the merger is not dependent: a proposed amendment to IMCO’s certificate of incorporation to increase the number of authorized shares of common stock from 40 million to 80 million shares, and approval of a new equity compensation plan for employees and directors of IMCO and its subsidiaries. The completion of the merger is not dependent on the approval of these two proposals.

This joint proxy statement/prospectus contains answers to frequently asked questions and a summary description of the merger (beginning on page 1), followed by a more detailed discussion of the merger and related matters. In particular, we urge you to consider the matters discussed under “ Risk Factors” beginning on page 26 of this joint proxy statement/prospectus. We also encourage you to review carefully this entire joint proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2004, and is first being mailed to IMCO and Commonwealth stockholders on or about                     , 2004.

Your vote is very important. The Commonwealth special meeting will be held on             . The IMCO special meeting will be held on             . Whether or not you plan to attend your special meeting, please submit your proxy by telephone or through the Internet according to the instructions on the proxy card or by completing, signing, dating and returning your proxy card in the enclosed prepaid envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR each of the proposals presented, in accordance with the recommendations of the respective boards of directors. If you do not submit your proxy over the Internet, by telephone or by completing and returning the enclosed proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name”, your shares will not be voted at your special meeting. An abstention or broker non-vote by a Commonwealth stockholder will have the effect of a vote against adoption of the merger agreement. Until your proxy is voted, you can revoke it at any time by a later dated proxy or by attending the special meeting and voting in person. See “Voting by Proxy” beginning on page 39.

This joint proxy statement/prospectus is being furnished to IMCO stockholders in connection with the solicitation of proxies by IMCO’s board of directors for use at its special meeting of stockholders, and to Commonwealth stockholders in connection with the solicitation of proxies by Commonwealth’s board of directors for use at its special meeting of stockholders. The dates, times, and places of the special meetings are as follows:

FOR IMCO STOCKHOLDERS: , 2004	FOR COMMONWEALTH STOCKHOLDERS: , 2004

Thank you for your support of IMCO and Commonwealth and we look forward to having you as stockholders of our combined company.

John E. Balkcom Chairman of the Board of Directors of IMCO Recycling Inc.	Steven J. Demetriou President and Chief Executive Officer of Commonwealth Industries, Inc.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about IMCO and Commonwealth from documents that each company has filed with the Securities and Exchange Commission but that have not been included in or delivered with this joint proxy statement/prospectus. For a listing of documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 115 of this joint proxy statement/prospectus.

IMCO will provide you with copies of this information relating to IMCO, without charge, if you request it in writing or by telephone from:

IMCO Recycling Inc.

5215 North O’Connor Blvd., Suite 1500

Central Tower at Williams Square

Irving, Texas 75039

(972) 401-7200

Attention: Secretary

In order for you to receive timely delivery of the documents in advance of the IMCO special meeting, IMCO must receive your request no later than                     , 2004.

Commonwealth will provide you with copies of this information relating to Commonwealth, without charge, if you request it in writing or by telephone from:

Commonwealth Industries, Inc.

PNC Plaza—19th Floor

500 West Jefferson Street

Louisville, Kentucky 40202-2823

Telephone: (502) 589-8100

Attention: Secretary

In order for you to receive timely delivery of the documents in advance of the Commonwealth special meeting, Commonwealth must receive your request no later than                     , 2004.

IMCO has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to IMCO, and Commonwealth has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to Commonwealth. IMCO and Commonwealth have both contributed to information relating to the merger.

IMCO Recycling Inc.

5215 North O’Connor Blvd., Suite 1500

Central Tower at Williams Square

Irving, Texas 75039

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD                     , 2004

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of IMCO Recycling Inc., a Delaware corporation (“IMCO”), will be held at              a.m., local time, on                     ,                     , 2004, at the Central Tower at Williams Square, Twenty-Sixth Floor, La Cima Club, 5215 North O’Connor Blvd., Irving, Texas. The special meeting will be held for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of shares of IMCO common stock pursuant to and in accordance with the Agreement and Plan of Merger, dated as of June 16, 2004, among IMCO, Silver Fox Acquisition Company, an indirect wholly owned subsidiary of IMCO (“Merger Sub”), and Commonwealth Industries, Inc. (“Commonwealth”). As further described in this joint proxy statement/prospectus, the merger agreement provides for the merger of Merger Sub with and into Commonwealth pursuant to which each outstanding share of Commonwealth common stock (other than shares held in the treasury of Commonwealth or owned by Merger Sub, IMCO or any direct or indirect wholly owned subsidiary of IMCO or Commonwealth immediately prior to the time of the merger) will be converted into the right to receive 0.815 shares of IMCO common stock at the time of the merger.

2. To consider and vote upon a proposal to amend IMCO’s certificate of incorporation to increase the number of authorized shares of capital stock of IMCO from 48 million to 88 million in order to increase the number of authorized shares of IMCO common stock from 40 million to 80 million.

3. To consider and vote on a proposal to approve the IMCO Recycling Inc. 2004 Equity Incentive Plan.

4. To consider and take action on any other business that may properly come before the special meeting, or any reconvened meeting following an adjournment thereof.

The board of directors of IMCO has carefully considered the terms of the merger agreement and the merger and believes that the merger is in the best interests of IMCO and its stockholders. The board of directors has unanimously approved the stock issuance and unanimously recommends that stockholders vote FOR approval of the stock issuance.

The board of directors of IMCO has unanimously approved the amendment to IMCO’s certificate of incorporation and the 2004 Equity Incentive Plan, and unanimously recommends that stockholders vote FOR the approval of the amendment to IMCO’s certificate of incorporation and FOR the approval of the 2004 Equity Incentive Plan. The merger is not contingent on the approval of either of these proposals.

The board of directors of IMCO has fixed the close of business on                     , 2004 as the record date for the determination of stockholders entitled to notice of, and to vote at, the IMCO special meeting or any reconvened meeting following an adjournment or postponement thereof. Only stockholders of record at the close of business on the record date are entitled to notice of and to vote at such meeting. A complete list of such stockholders will be available for examination at the IMCO special meeting and at IMCO’s offices at 5215 North O’Connor Blvd., Suite 1500, Central Tower at Williams Square, Irving, Texas 75039 during ordinary business hours, after                     , 2004, for the examination by any such stockholder for any purpose germane to the special meeting.

It is important that your stock be represented at the special meeting regardless of the number of shares you hold. Whether or not you plan to attend the special meeting, please submit your proxy promptly over the Internet or by telephone in accordance with the instructions on the accompanying proxy card, or by completing, signing, dating and returning your proxy card in the enclosed prepaid envelope. If you are a registered stockholder, you may vote over the Internet or by telephone by following the instructions on the accompanying proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker or nominee to determine whether you will be able to vote over the Internet or by telephone. Until your proxy is voted, you can revoke it at any time by a later dated proxy or by attending the special meeting and voting in person or additionally, if you voted by telephone or Internet and want to change your vote by telephone or Internet, by submitting alternative voting instructions prior to 5:00 p.m. on the day prior to the IMCO special meeting. See “Voting by Proxy” beginning on page 39. The proxy is revocable at any time prior to its use at the special meeting.

By order of the Board of Directors,

Jeffrey S. Mecom

Vice President, Legal

and Secretary

                    , 2004

Commonwealth Industries, Inc.

PNC Plaza—19th Floor

500 West Jefferson Street

Louisville, Kentucky 40202-2823

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD                     , 2004

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Commonwealth Industries, Inc., a Delaware corporation (“Commonwealth”), will be held at              a.m., local time, on                     ,                     , 2004, at the PNC Plaza, 29th Floor, The Jefferson Club, 500 West Jefferson Street, Louisville, Kentucky. The special meeting will be held for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 16, 2004, among IMCO Recycling Inc. (“IMCO”), Silver Fox Acquisition Company, an indirect wholly owned subsidiary of IMCO (“Merger Sub”), and Commonwealth. As further described in this joint proxy statement/prospectus, the merger agreement provides for the merger of Merger Sub with and into Commonwealth pursuant to which each outstanding share of Commonwealth common stock (other than shares held in the treasury of Commonwealth or owned by Merger Sub, IMCO or any direct or indirect wholly owned subsidiary of IMCO or Commonwealth immediately prior to the time of the merger) will be converted into the right to receive 0.815 shares of IMCO common stock at the time of the merger.

2. To consider and take action on any other business that may properly come before the special meeting, or any reconvened meeting following an adjournment thereof.

The board of directors of Commonwealth has carefully considered the terms of the merger agreement and the merger and believes that the merger is advisable and fair to and in the best interests of Commonwealth and its stockholders. The board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that stockholders vote FOR adoption of the merger agreement.

The board of directors of Commonwealth has fixed the close of business on                     , 2004 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Commonwealth special meeting or any reconvened meeting following an adjournment or postponement thereof. Only stockholders of record at the close of business on such record date are entitled to notice of and to vote at such meeting. A complete list of such stockholders will be available for examination at the Commonwealth special meeting and at Commonwealth’s offices at PNC Plaza—19th Floor, 500 West Jefferson Street, Louisville, Kentucky 40202-2823, during ordinary business hours, after                     , 2004, for the examination by any such stockholder for any purpose germane to the special meeting.

It is important that your stock be represented at the special meeting regardless of the number of shares you hold. Whether or not you plan to attend the special meeting, please submit your proxy promptly over the Internet or by telephone in accordance with the instructions on the accompanying proxy card, or by completing, signing, dating and returning your proxy card in the enclosed prepaid envelope. If you are a registered stockholder, you may vote over the Internet or by telephone by following the instructions on the accompanying proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker or nominee to determine whether you will be able to vote over the Internet or by telephone. Until your proxy is voted, you can revoke it at any time by a later dated proxy or by attending the special meeting and voting in person or additionally, if you voted by telephone or Internet and want to change your vote by telephone or Internet, by submitting alternative voting instructions prior to 5:00 p.m. on the day prior to the Commonwealth special meeting. See “Voting by Proxy” beginning on page 39. The proxy is revocable at any time prior to its use at the special meeting.

You should not return certificates for Commonwealth common stock with the enclosed proxy. After the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

By order of the Board of Directors,

Christopher R. Clegg

Vice President, General Counsel

and Secretary

                    , 2004

i

ii

ANNEXES

No person is authorized to give any information or to make any representation with respect to the matters described in this joint proxy statement/prospectus other than those contained herein or in the documents incorporated by reference herein and, if given or made, such information or representation must not be relied upon as having been authorized by IMCO or Commonwealth. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered by this joint proxy statement/prospectus or a solicitation of a proxy in any jurisdiction where, or to any person whom, it is unlawful to make such an offer or solicitation. Neither the delivery hereof nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of IMCO or Commonwealth since the date hereof or that the information contained or incorporated by reference in this joint proxy statement/prospectus is correct as of any time subsequent to the date hereof.

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers briefly address some commonly asked questions about the special meetings and the merger. They may not include all the information that is important to you. We urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents we refer to in this joint proxy statement/prospectus. In addition, the merger agreement is attached to this joint proxy statement/prospectus as Annex A. We encourage you to read the merger agreement carefully and in its entirety. The merger agreement is the legal document setting forth the parties’ rights with respect to the merger.

Frequently Used Terms

We have generally avoided the use of technical defined terms in this joint proxy statement/prospectus but a few frequently used terms may be helpful for you to have in mind at the outset. We refer to:

•	IMCO Recycling Inc., a Delaware corporation, as “IMCO” and, for periods following the merger, sometimes as the “combined company”, in each case together with its consolidated subsidiaries, unless the context otherwise requires or as otherwise indicated;

•	Commonwealth Industries, Inc., a Delaware corporation, as “Commonwealth”, together with its consolidated subsidiaries, unless the context otherwise requires or as otherwise indicated;

•	IMCO and Commonwealth together as “we” or “us”;

•	Silver Fox Acquisition Company, a newly formed Delaware corporation and an indirect wholly owned subsidiary of IMCO, as “Merger Sub”;

•	the merger of Merger Sub with and into Commonwealth as the “merger”;

•	the agreement and plan of merger among IMCO, Merger Sub and Commonwealth as the “merger agreement”;

•	the special meeting of holders of common stock of IMCO described beginning on page 36 as the “IMCO special meeting”;

•	the special meeting of holders of common stock of Commonwealth described beginning on page 36 as the “Commonwealth special meeting”;

•	the IMCO special meeting and the Commonwealth special meeting together as the “special meetings”;

•	the common stock, par value $0.10 per share, of IMCO as “shares of IMCO common stock”, “IMCO shares” or “IMCO common stock”;

•	the common stock, par value $0.01 per share, of Commonwealth as “shares of Commonwealth common stock”, “Commonwealth shares” or “Commonwealth common stock”;

•	the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as the “HSR Act” or the “Hart-Scott-Rodino Act”; and

•	the General Corporation Law of the State of Delaware as the “DGCL”.

The Merger

Q1:	Why am I receiving this proxy statement?

A1:	IMCO and Commonwealth have agreed to the combination of IMCO and Commonwealth under the terms of the merger agreement which is described in this joint proxy statement/prospectus. This joint proxy statement/prospectus contains important information about the merger and the special meetings. We are sending you this joint proxy statement/prospectus to ask IMCO stockholders to approve the issuance of IMCO shares pursuant to and in accordance with the merger agreement, among other matters, and to ask Commonwealth stockholders to adopt the merger agreement.

Q2:	What will happen in the merger?

A2:	The proposed merger will combine the two businesses of IMCO and Commonwealth. Merger Sub will merge with and into Commonwealth. As a result of the merger, Commonwealth will survive as an indirect wholly owned subsidiary of IMCO and the separate corporate existence of Merger Sub will cease. Commonwealth stockholders will become IMCO stockholders and will own in the aggregate approximately 13.25 million shares, representing approximately 46% of IMCO common stock outstanding immediately after the merger (based on the number of shares outstanding as of July 14, 2004). Although the name of the business of IMCO and Commonwealth as a combined company has not been determined at this time, we expect that a new name will be announced before the consummation of the merger and that IMCO will change its name promptly following the merger.

Q3:	What will I receive in the merger?

A3:	If you are a Commonwealth stockholder, at the effective time of the merger, each outstanding share of your Commonwealth common stock will be converted into the right to receive 0.815 shares of IMCO common stock. If you are an IMCO stockholder, your shares of IMCO common stock will not be affected in the merger. Each outstanding share of IMCO common stock will remain outstanding as a share of IMCO common stock.

Q4:	Will the rights of a Commonwealth stockholder change as a result of the merger?

A4:	Yes. Through the date of the merger, IMCO stockholder rights will continue to be governed by IMCO’s certificate of incorporation and bylaws and by the DGCL, and Commonwealth stockholder rights will continue to be governed by Commonwealth’s certificate of incorporation and bylaws and by the DGCL. Upon completion of the merger, Commonwealth stockholders will become IMCO stockholders and their rights will then be governed by the certificate of incorporation and bylaws of IMCO. Please read carefully the summary of the material differences between the rights of IMCO stockholders and Commonwealth stockholders under “Comparison of Stockholders’ Rights” beginning on page 99 of this joint proxy statement/prospectus.

Q5:	What are the conditions to the completion of the merger that do not relate to the special meetings?

A5:	As with all business combinations, there are certain conditions that need to be either satisfied or waived for the completion of the merger, including customary conditions relating to accuracy of each party’s representations and warranties, and compliance with the terms of the merger agreement. There are a number of conditions that are discussed in detail in this joint proxy statement/prospectus. Importantly, refinancing of certain indebtedness of both companies is required. Please read the more detailed description of such conditions to the completion of the merger under “The Merger Agreement—Conditions Precedent” beginning on page 76 of this joint proxy statement/prospectus.

Q6:	When do you expect to complete the merger?

A6:	IMCO and Commonwealth expect to complete the merger during the fourth quarter in 2004 and promptly following the special meetings. However, there can be no assurance that the merger will be completed at that time or at all.

Q7:	Will Commonwealth stockholders be able to trade the IMCO common stock that they receive in the merger?

A7:	The shares of IMCO common stock issued in connection with the merger will be listed on the New York Stock Exchange under the symbol “IMR”, and will be freely tradable, unless you are an affiliate of Commonwealth on the date of the Commonwealth special meeting or an affiliate of IMCO after the merger. Commonwealth and IMCO expect to change IMCO’s symbol on the New York Stock Exchange at the same time as IMCO’s name is changed.

Special Meetings; Votes Required

Q8:	When and where are the special meetings?

A8:	The special meetings will each take place on . The time and location of each special meeting is specified on the inside cover page of this joint proxy statement/prospectus.

Q9:	What will happen at the special meetings?

A9:	At the Commonwealth special meeting, Commonwealth stockholders will vote on a proposal to adopt the merger agreement.

At the IMCO special meeting, IMCO stockholders will vote on the issuance of IMCO common stock to Commonwealth stockholders pursuant to and in accordance with the merger agreement. We cannot complete the merger unless, among other things, Commonwealth’s stockholders adopt the merger agreement and IMCO’s stockholders approve the stock issuance.

In addition, at the IMCO special meeting, IMCO stockholders will vote on a proposal to amend IMCO’s certificate of incorporation to increase the authorized shares of IMCO’s common stock from 40 million to 80 million and will vote on a proposal to adopt the IMCO Recycling Inc. 2004 Equity Incentive Plan. Approval of the amendment to IMCO’s certificate of incorporation to increase the authorized number of shares of IMCO common stock and the 2004 Equity Incentive Plan is not related to and is not necessary to permit completion of the merger; the completion of the merger is independent of these votes.

Q10:	Who is entitled to vote at the special meetings and how many shares can vote?

A10:	Commonwealth’s stockholders of record as of the close of business on will be entitled to notice of and to vote at the Commonwealth special meeting. On the record date, Commonwealth had outstanding shares of common stock, which constitute Commonwealth’s only outstanding voting securities. Each Commonwealth stockholder is entitled to one vote for each share of Commonwealth common stock held as of the record date.

IMCO’s stockholders of record as of the close of business on will be entitled to notice of and to vote at the IMCO special meeting. On the record date, IMCO had outstanding shares of common stock, which constitute IMCO’s only outstanding voting securities. Each IMCO stockholder is entitled to one vote on each proposal for each share of IMCO common stock held as of the record date.

Q11:	What vote is required?

A11:	The affirmative vote of the holders of a majority of the outstanding shares of Commonwealth common stock entitled to vote at the Commonwealth special meeting is required to adopt the merger agreement.

The approval of the IMCO share issuance pursuant to the merger requires the affirmative vote of the holders of a majority of the total votes cast at the IMCO special meeting on this proposal in person or by proxy, so long as the total vote cast on the proposal exceeds 50% of the shares of common stock of IMCO outstanding.

The approval of the amendment to IMCO’s certificate of incorporation to increase its authorized shares of common stock requires the affirmative vote of the holders of a majority of the outstanding shares of IMCO common stock entitled to vote at the IMCO special meeting. The proposal to approve IMCO’s 2004 Equity Incentive Plan requires the approval of a majority of the votes cast at the IMCO special meeting on this proposal in person or by proxy, so long as the total vote cast on the proposal exceeds 50% of the shares of common stock of IMCO outstanding.

It is very important that you vote. Failure to vote on the proposal to adopt the merger agreement or abstentions on that proposal will have the effect of votes against the proposal.

Q12:	What do I need to do to vote?

A12:	After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy by telephone or Internet in accordance with the instructions set forth in the enclosed proxy card, or fill out, sign and date the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special meeting. See “Voting by Proxy” beginning on page 39. To ensure that we obtain your vote, please vote as instructed on your proxy card even if you currently plan to attend your special meeting in person.

The enclosed proxy card contains instructions for voting by telephone, Internet or mail. Please follow these instructions carefully. The proxies identified on the proxy card will vote the shares of which you are stockholder of record in accordance with your instructions. If you sign, date and return your proxy without giving specific voting instructions, the proxies will vote your shares “FOR” the proposals. If you do not return your proxy or vote in person, your shares will not be voted at your special meeting.

Q13:	How do I vote my shares if my shares are held in “street name”?

A13:	You should vote this proxy in accordance with the instructions provided to you by your bank, broker or nominee. If your shares are held in a stock brokerage account, your broker will not vote your shares unless the broker receives appropriate instructions from you.

A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in “street name” to direct their vote by the Internet or telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this joint proxy statement/prospectus. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the voting instructions enclosed with the proxy from the bank or brokerage firm. Votes directed by the Internet or telephone through such a program must be received by 5:00 p.m., E.T., on . Directing the voting of your shares will not affect your right to vote in person if you decide to attend the meeting; however, you must first obtain a signed and properly executed proxy from your bank, broker or nominee in order to vote your shares held in street name at the special meeting. Requesting a proxy prior to the deadlines described above will automatically cancel any voting directions you have previously given by the Internet or by telephone with respect to your shares. The Internet and telephone proxy procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy instructions and to confirm that those instructions have been properly recorded.

Q14:	What vote does IMCO’s board of directors recommend?

A14:	The members of the IMCO board of directors unanimously recommend that IMCO stockholders vote for the issuance of the IMCO shares under the merger agreement.

The members of the IMCO board of directors also unanimously recommend that IMCO stockholders vote for the amendment to IMCO’s certificate of incorporation to increase the authorized common stock of IMCO from 40 million to 80 million and the proposal to approve the 2004 Equity Incentive Plan. Completion of the merger is not dependent on the approval of the amendment to the certificate of incorporation of IMCO or the IMCO 2004 Equity Incentive Plan.

Q15:	What vote does Commonwealth’s board of directors recommend?

A15:	The members of the Commonwealth board of directors unanimously recommend that Commonwealth stockholders vote to adopt the merger agreement.

Q16:	May I change my vote after I have submitted a proxy by telephone, Internet, or by completing and mailing a proxy card?

A16:	Yes. You may change your vote at any time before your proxy is voted at the relevant special meeting. You can do this in several ways. You can send a written notice stating that you want to revoke your proxy, or you can complete and submit a new proxy card. If you choose either of these methods, you must submit your notice of revocation or your new proxy card to:

IMCO

c/o Mellon Investor Services LLC

telephone: 1-800-635-9270

Commonwealth

c/o National City Bank

telephone: 1-800-622-6757

You can also change your vote by submitting a proxy at a later date by telephone or Internet, in which case your later-submitted proxy will be recorded and your earlier proxy revoked. You can also attend the applicable special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy; you must vote at the special meeting.

If you have instructed a bank, broker or nominee to vote your shares, you must follow the voting procedures received from your bank, broker or nominee to change your vote.

Q17:	What is a broker non-vote?

A17:	A “broker non-vote” occurs when a bank, broker or other nominee submits a proxy that indicates that the broker does not vote for some or all of the proposals, because the broker has not received instructions from the beneficial owners on how to vote on these proposals and does not have discretionary authority to vote in the absence of instructions.

Q18:	Will broker non-votes or abstentions affect the results?

A18:	If you are an IMCO stockholder, broker non-votes and abstentions will have no effect on the outcome of the proposals relating to the stock issuance pursuant to the merger agreement or the 2004 Equity Incentive Plan, so long as the total votes cast on each of these proposals exceed 50% of the shares of IMCO common stock outstanding. Abstentions on these proposals will be counted as votes cast. Broker non-votes and abstentions, however, will have the same effect as a vote against the proposal relating to the amendment to IMCO’s certificate of incorporation. If you are a Commonwealth stockholder, broker non-votes and abstentions will have the same effect as a vote against the proposal to adopt the merger agreement. If your shares are held in street name, we urge you to instruct your bank, broker or nominee on how to vote your shares for those proposals on which you are entitled to vote.

Q19:	Should I submit a proxy even if I plan to attend the meeting in person?

A19:	Yes. In order to ensure that your vote is accounted for, please submit your proxy even if you are planning to attend the applicable special meeting.

General

Q20:	Should I send in my Commonwealth stock certificates now?

A20:	No. Promptly after closing, Commonwealth stockholders will be sent a letter of transmittal. After you return that letter, together with your Commonwealth stock certificates, to the exchange agent, Mellon Investor Services LLC, you will receive stock certificates representing the shares of IMCO common stock that you are entitled to and cash in lieu of any fractional shares.

Q21:	If I have more questions about the merger or the two companies, where can I find answers?

A21:	In addition to reading this document, its annexes, and the documents we have incorporated in this document by reference, you can find more information about the merger or about the two companies in our companies’ filings with the Securities and Exchange Commission or IMCO’s filings with the New York Stock Exchange. Please see “Where You Can Find More Information” beginning on page 115 of this joint proxy statement/prospectus. If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

—if you are an IMCO stockholder:	—if you are a Commonwealth stockholder:

Jeffrey S. Mecom IMCO Recycling Inc. 5215 North O’Connor Blvd., Suite 1500 Central Tower at Williams Square Irving, TX 75039 Telephone: (972) 401-7200	Christopher R. Clegg Commonwealth Industries, Inc. PNC Plaza—19th Floor 500 West Jefferson Street Louisville, Kentucky 40202-2823 Telephone: (502) 589-8100

—or in lieu of IMCO and Commonwealth:

Georgeson Shareholder Communications, Inc. 17th Street, 10th Floor New York, New York Telephone:

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus, including material terms of the merger, and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, we urge you to carefully read this entire joint proxy statement/prospectus and the other documents to which we refer you. See “Where You Can Find More Information” beginning on page 115 of this joint proxy statement/prospectus.

The Companies

IMCO Recycling Inc.

5215 North O’Connor Blvd., Suite 1500

Central Tower at Williams Square

Irving, Texas 75039

(972) 401-7200

IMCO is the largest recycler of aluminum and zinc in the United States and believes it is the largest aluminum recycler in the world, with total annual processing capacity of approximately 4.0 billion pounds. IMCO offers its customers a wide range of metals recycling services and specialty alloy products. IMCO’s aluminum production network includes a domestic recycling division, a domestic specialty alloys division and an international division that represent 48%, 21% and 23%, respectively, of IMCO’s overall capacity. IMCO’s domestic aluminum recycling division converts customer owned scrap and dross (a by-product of the aluminum melting process) and delivers recycled aluminum to IMCO’s customers in molten or ingot form for a fee. IMCO’s domestic specialty alloys division converts purchased aluminum scrap and other metals into molten or ingot form and then sells it to customers. IMCO’s international division includes both aluminum recycling and specialty alloys operations. IMCO’s three largest end-use aluminum markets are transportation, containers and packaging, and building and construction industries. IMCO’s zinc division, which represents approximately 8% of its overall capacity, includes facilities dedicated to the production of zinc oxide, zinc dust and zinc metal. IMCO’s manufacturing and distribution network consists of 26 strategically located production plants; 21 are located in the United States, two in Germany, and one each in Brazil, Mexico and Wales.

Silver Fox Acquisition Company

5215 North O’Conner Blvd., Suite 1500

Central Tower at Williams Square

Irving, Texas 75039

(972) 401-7200

Silver Fox Acquisition Company is a corporation organized under the laws of the State of Delaware and an indirect wholly owned subsidiary of IMCO formed by IMCO for the sole purpose of effecting the merger. This is the only business of Silver Fox Acquisition Company.

Commonwealth Industries, Inc.

PNC Plaza—19th Floor

500 West Jefferson Street

Louisville, Kentucky 40202-2823

Telephone: (502) 589-8100

Commonwealth is one of North America’s leading manufacturers of aluminum sheet. Commonwealth’s aluminum sheet products are produced using the conventional, direct-chill rolling ingot casting process, and by continuous casting. The aluminum sheet products manufactured by Commonwealth are generally referred to as common alloy products. They are produced in a number of aluminum common alloys with thickness (gauge) of 0.008 to 0.250 inches, widths of up to 72 inches, and a variety of physical properties and packaging, in each case to meet customer specifications. These products are sold to distributors and end-users, principally for use in building and construction products such as roofing, siding, windows and gutters; transportation equipment such as truck trailers and bodies and automotive parts; and consumer durables such as cookware and appliances. Other than for Rapid Response Depot™ sales, which are for standard size products, substantially all of Commonwealth’s aluminum sheet products are produced in response to specific customer orders. Production of aluminum sheet products in 2003 was 773 million pounds or about 72% of capacity compared to 925 million pounds or about 86% of capacity in 2002. In 2003, the North American market for aluminum sheet products, excluding rigid container sheet, foil and exports, was approximately 3.6 billion pounds.

Commonwealth entered into an agreement dated June 4, 2004 to sell Alflex Corporation, a significant subsidiary of Commonwealth, to Southwire Company. Alflex’s net sales accounted for approximately 11% of Commonwealth’s total net sales for 2003. This transaction is currently expected to close on July 30, 2004.

The Merger (page 68)

General

On June 16, 2004, IMCO, Commonwealth and Merger Sub agreed to the terms of the merger agreement described in this joint proxy statement/prospectus and attached as Annex A. The merger agreement is the legal document that governs the merger, and we urge you to read that agreement carefully.

At the effective time of the merger, Merger Sub will merge with and into Commonwealth. Commonwealth will be the surviving company and become an indirect wholly owned subsidiary of IMCO. The separate corporate existence of Merger Sub will cease at the effective time of the merger. IMCO and Commonwealth expect that IMCO will change its name promptly following the merger.

Exchange of Commonwealth Shares (page 68)

At the effective time of the merger, each outstanding share of Commonwealth common stock (other than any shares owned directly or indirectly by Commonwealth or IMCO) will be converted into the right to receive 0.815 shares of IMCO common stock.

No fractional shares of IMCO common stock will be issued in the merger and cash will be paid in lieu of fractional shares. The amount of cash paid will be an amount equal to the resulting fraction multiplied by the average of the per share closing prices on the New York Stock Exchange of shares of IMCO common stock during the ten consecutive trading days ending on (and including) the trading day immediately preceding the closing date of the merger and will be paid without interest.

Treatment of Commonwealth Stock Options (page 69)

Pursuant to separate agreements, the vesting of all stock options awarded to Steven J. Demetriou, Michael D. Friday, Christopher R. Clegg and Sean M. Stack under Commonwealth’s 1997 Equity Incentive Plan, as amended and restated, will not accelerate as a result of the merger. These options will remain outstanding following the merger and will be subject to the same terms, conditions and vesting periods as before the merger. All other options outstanding under Commonwealth’s 1995 Stock Incentive Plan, as amended and restated, and its 1997 Stock Incentive Plan, whether or not exercisable and whether or not vested at the effective time of the merger, will be fully vested and be fully exercisable upon, and shall remain outstanding following the effective time of the merger in accordance with the terms of the plans under which they were issued. Each option will be exercisable for and represent the right to acquire that whole number of shares of IMCO common stock, rounded down to the nearest whole share, equal to the number of shares of Commonwealth common stock subject to that option immediately prior to the effective time of the merger, multiplied by 0.815. The exercise price per share of

IMCO common stock will be an amount equal to the exercise price per share of Commonwealth common stock subject to the option in effect immediately prior to the effective time of the merger, divided by 0.815. From and after the effective time of the merger, each option will be exercisable, except as described above, on the same terms and conditions as were applicable under the applicable Commonwealth stock incentive plan and the applicable option agreement immediately prior to the effective time of the merger.

Recommendations of the Boards of Directors to Stockholders (pages 45 and 52)

IMCO’s board of directors has unanimously approved the merger agreement and determined that the issuance of IMCO common stock in the merger, the amendment to IMCO’s certificate of incorporation to increase the number of authorized shares of common stock of IMCO from 40 million to 80 million and the approval of the 2004 Equity Incentive Plan are in the best interests of IMCO and its stockholders. IMCO’s board of directors unanimously recommends that IMCO stockholders approve the issuance of IMCO common stock pursuant to and in accordance with the merger agreement, the amendment to the IMCO certificate of incorporation to increase the number of authorized shares of common stock of IMCO and the 2004 Equity Incentive Plan. Completion of the merger is not conditioned on approval of the proposals regarding the amendment to the certificate of incorporation and equity incentive plan.

Commonwealth’s board of directors has unanimously approved the merger agreement and determined that the transactions contemplated by the merger agreement are advisable and in the best interests of the Commonwealth stockholders. Commonwealth’s board of directors unanimously recommends that Commonwealth stockholders adopt the merger agreement.

Opinion of IMCO’s Financial Advisor (page 46)

IMCO’s board of directors received a written opinion, dated June 16, 2004, from its financial advisor, Citigroup Global Markets Inc., to the effect that, as of the date of the opinion and subject to the factors, assumptions, qualifications and limitations set forth therein, the exchange ratio in the merger is fair to IMCO from a financial point of view. This opinion is attached to this joint proxy statement/prospectus as Annex B. We encourage you to read this opinion carefully to understand the assumptions made, procedures followed, matters considered and limitations of the scope of the review undertaken. Citigroup’s opinion was provided to IMCO’s board of directors in connection with its evaluation of the exchange ratio, does not address any other aspect of the proposed merger and does not constitute a recommendation to any stockholder as to how any such stockholder should vote in connection with the merger or the issuance of IMCO common stock pursuant to and in accordance with the merger agreement.

Opinion of Commonwealth’s Financial Advisor (page 52)

In connection with the proposed merger, Commonwealth’s financial advisor, Morgan Stanley & Co. Incorporated, delivered a written opinion, dated June 16, 2004, to Commonwealth’s board of directors as to the fairness, from a financial point of view, of the merger consideration to the holders of Commonwealth common stock. The full text of Morgan Stanley’s written opinion is attached to this joint proxy statement/prospectus as Annex C. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken. Morgan Stanley’s opinion was provided to Commonwealth’s board of directors in connection with its evaluation of the merger consideration, does not address any other aspect of the proposed merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote in connection with the merger or the issuance of IMCO common stock pursuant to and in accordance with the merger agreement.

Management of IMCO following the Merger (page 83)

Following the merger, the board of directors of IMCO will consist of nine members. Steven Demetriou, currently Commonwealth’s president, chief executive officer and a member of the Commonwealth board, will be elected as chairman of the board and chief executive officer of IMCO, four other directors will come from the existing Commonwealth board and four other directors will come from the existing IMCO board.

Shares Owned by IMCO and Commonwealth Directors and Executive Officers as of the Record Date (page 36)

At the close of business on the record date for the IMCO special meeting, directors and executive officers of IMCO and their affiliates were entitled to vote approximately         % of the shares of IMCO common stock outstanding on that date.

At the close of business on the record date for the Commonwealth special meeting, directors and executive officers of Commonwealth and their affiliates were entitled to vote approximately         % of the shares of Commonwealth common stock outstanding on that date.

Interests of Certain Persons in the Merger (page 60)

In considering the recommendation of the Commonwealth board of directors, you should be aware that certain members of Commonwealth’s management and the Commonwealth board of directors have interests in the transaction that are or may be different from, or in addition to, your interests as a Commonwealth stockholder. These interests include, among other things, the following:

•	Under the terms of the merger agreement, Mr. Demetriou, currently Commonwealth’s president and chief executive officer and a member of the board of directors of Commonwealth, who will be appointed chief executive officer and chairman of the board of IMCO after the merger, and four other members of the Commonwealth board will be appointed directors of IMCO after the merger;

•	Commonwealth option holders (a group which includes many officers and directors of Commonwealth) will have all of their stock options vest at the effective time of the merger. However, options held by Messrs. Demetriou, Friday, Clegg and Stack will not vest at that time and will remain subject to their usual vesting schedule;

•	Under the terms of the severance agreements between Commonwealth and certain of its officers, if an officer’s employment with Commonwealth (or its successor) is terminated during the two year period following the merger, that officer will be entitled to severance benefits, including excise tax gross-up payments. See “The Merger—Interests of Certain Persons in the Merger—Commonwealth Severance Agreements” on page 60;

•	Under the merger agreement, IMCO has agreed to indemnify and hold harmless all past and present officers and directors of Commonwealth for matters existing or occurring at or prior to the effective time of the merger and to advance litigation expenses incurred by these officers and directors in connection with these matters;

•	For a period of six years after the effective time of the merger, IMCO has agreed that it will provide Commonwealth’s current officers and directors with a liability insurance policy that provides for coverage of matters occurring prior to the effective time that is no less favorable than the policy in place immediately prior to the merger or, if substantially equivalent insurance coverage is unavailable, the best available coverage. IMCO will not be required to pay an annual premium for this insurance in excess of $1.6 million; and

•	Three former officers of Commonwealth who were involved in discussions culminating in the merger agreement have received severance payments of approximately $6 million in the aggregate, following their resignation as officers of Commonwealth. Additionally, Commonwealth is responsible for excise tax gross-up payments, if any, in connection with these severance payments.

In considering the recommendation of the IMCO board of directors, you should be aware that certain members of IMCO’s management and the IMCO board of directors also have interests in the transaction that are or may be different from, or in addition to, your interests as a IMCO stockholder. These interests include, among other things, the following:

•	Under the terms of the merger agreement, four of the six members of the IMCO board will continue as directors of IMCO following the merger;

•	The parties intend that the lead independent director (director who shall run the meeting in the absence of the chairman) of the combined company will be one of the four members of the IMCO board who continues as a director of IMCO following the merger;

•	Under the terms of employment agreements between IMCO and certain of its officers, if an officer’s employment with IMCO is terminated during a period following completion of the merger (as defined in the officer’s employment agreement), that officer will be entitled to certain severance benefits. See “The Merger—Interests of Certain Persons in the Merger—IMCO Severance Arrangements” on page 62; and

•	Under the terms of certain restricted stock agreements between IMCO and its interim chief executive officer and its chief financial officer, vesting of the restricted stock awards will automatically accelerate on completion of the merger, regardless of whether the employment for either of those two individuals terminates.

The IMCO and Commonwealth boards of directors were aware of these arrangements during their respective deliberations on the merits of the merger and in deciding to recommend that you vote for the approval of their respective proposals.

Conditions to Completion of the Merger (page 76)

Completion of the merger depends on a number of conditions being satisfied or waived. In addition to customary conditions relating to the accuracy of representations and warranties and compliance with the terms of the merger agreement, these conditions include the following:

•	continued effectiveness of the registration statement of which this joint proxy statement/prospectus is a part;

•	adoption of the merger agreement by the holders of a majority of the outstanding Commonwealth shares entitled to vote at the Commonwealth special meeting;

•	approval of the stock issuance pursuant to and in accordance with the merger agreement by the holders of a majority of the votes cast by holders of IMCO common stock entitled to vote at the IMCO special meeting, provided that the total vote cast on the stock issuance proposal represents in excess of 50% of the total shares of IMCO common stock outstanding and entitled to vote;

•	absence of any law, rule, regulation, judgment, decree, executive order or award prohibiting the consummation of the merger;

•	expiration or early termination of the waiting period under the Hart-Scott-Rodino Act and the receipt of consents or approvals under foreign antitrust laws required to consummate the transactions contemplated by the merger agreement, except where the failure to obtain such consents and approvals from a foreign governmental authority would not have a material adverse effect on IMCO and Commonwealth as a combined company following the closing;

•	approval for listing of the IMCO shares to be issued in the merger on the New York Stock Exchange, subject to official notice of issuance;

•	either (1) a commitment letter contemplating a financing in an amount sufficient to fully redeem Commonwealth’s 10 3/4% Senior Subordinated Notes due 2006 and refinance in full IMCO’s and Commonwealth’s credit facilities shall have been obtained and all conditions (other than the consummation of the merger and bring-down conditions that we reasonably believe will be satisfied or waived) shall have been satisfied or waived, or (2) all conditions (other than the consummation of the merger and bring-down conditions that we reasonably believe will be satisfied or waived) to obtaining the agreed financing shall have been satisfied or waived; and

•	receipt of opinions to the effect that, if the merger is consummated in accordance with the terms of the merger agreement, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

No Solicitation (page 77)

IMCO and Commonwealth each agreed that neither it, nor any of its subsidiaries, nor any of its officers, directors, employees or representatives, nor any officers, directors, employees or representatives of its subsidiaries, will, directly or indirectly:

•	initiate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes a third party “competing proposal” (of the type described in this joint proxy statement/prospectus);

•	engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a competing proposal; however, nothing will prevent either Commonwealth or IMCO or their respective boards of directors from:

•	complying with its disclosure obligations pursuant to Sections 14(a), 14(d) or 14(e) of the Securities Exchange Act of 1934; and

•	at any time prior to, but not after, the time the merger agreement is adopted at the Commonwealth special meeting or the share issuance is approved at the IMCO special meeting, as applicable:

•	providing information in response to an unsolicited bona fide written competing proposal under the terms of a confidentiality agreement that contains substantially the same terms as the confidentiality agreements applicable to IMCO or Commonwealth, as the case may be;

•	engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written competing proposal; or

•	recommending such a competing proposal to the stockholders of Commonwealth or IMCO, as the case may be.

Commonwealth and IMCO may only take these actions if, and only to the extent that, the applicable board of directors determines in good faith after consultation with outside legal counsel that such action, in light of the competing proposal and the terms of the merger agreement, is necessary to comply with the board’s fiduciary duties, and in cases of engaging in any negotiations or discussions or making such a recommendation, Commonwealth or IMCO, as the case may be, is in compliance with the merger agreement and the board of directors determines in good faith that such competing proposal, if accepted, is reasonably likely to be consummated, and if consummated, would constitute a superior proposal (as described elsewhere in this joint proxy statement/prospectus).

Commonwealth and IMCO have agreed to promptly notify the other if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, to provide the name of such person and the material terms and conditions of any proposals or offers, and thereafter shall keep the other informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

Each of Commonwealth and IMCO agrees that, during the five business day period prior to recommending a competing proposal to its stockholders, it and its outside legal counsel and financial advisors will negotiate in good faith with the other party regarding any proposed revisions to the terms of the transactions contemplated by the merger agreement. The competing proposal may only be recommended to the appropriate stockholders if the IMCO or Commonwealth board of directors, as the case may be, determines in good faith that such competing proposal continues to be a superior proposal in light of any revisions to the merger agreement to which the parties have agreed prior to the expiration of such five business day period. A new notice will be delivered with respect to each competing proposal that has been materially revised or modified prior to taking any action to recommend such competing proposal to the appropriate stockholders and a new five business day period will commence from the time of this notice. The IMCO or Commonwealth board of directors, as the case may be, however, may make a change in recommendation in respect of a competing proposal that is received 10 days or less prior to the Commonwealth special meeting or the IMCO special meeting, as the case may be, so long as the party making such change in recommendation is in compliance with the terms of the merger agreement and provides notice to the other party before making that change.

Termination of the Merger Agreement (page 77)

Before the effective time of the merger, the merger agreement may be terminated:

•	by mutual written consent of IMCO and Commonwealth duly authorized by their respective boards of directors;

•	by either IMCO or Commonwealth, if:

•	the merger has not occurred on or before December 15, 2004, unless the failure is the result of a breach of the merger agreement by the party seeking the termination;

•	any governmental entity has issued a final and nonappealable injunction, order, decree or ruling or has taken any other final and nonappealable action that makes the consummation of the merger illegal or otherwise prevents or prohibits the consummation of the merger;

•	adoption by the Commonwealth stockholders of the merger agreement by the vote of holders of a majority of the outstanding shares of Commonwealth common stock has not been obtained at the Commonwealth special meeting or any adjournment or postponement thereof; or

•	approval by the IMCO stockholders of the issuance of shares of IMCO common stock pursuant to the merger agreement has not been obtained by the affirmative vote of a majority of the votes cast at the IMCO special meeting or any adjournment or postponement thereof, with the total votes cast on that proposal exceeding 50% of the shares of IMCO common stock outstanding.

•	by IMCO, if:

•	Commonwealth’s board of directors or any committee thereof, at any time prior to the adoption of the merger agreement by the Commonwealth stockholders, withdraws, modifies or changes, in any way adverse to IMCO, its recommendation of the merger agreement;

•	either (1) Commonwealth breaches any representation, warranty, covenant or agreement under the merger agreement, or (2) any of Commonwealth’s representations or warranties in the merger shall become untrue, in either case such that the condition to closing relating to representations, warranties, covenants and agreements would not be satisfied, if the inaccuracy or breach cannot be or has not been cured within 30 days following receipt of notice of the inaccuracy or failure; or

•	the Commonwealth special meeting is not held by December 10, 2004, unless the failure is the result of IMCO’s failure to fulfill any obligations under the merger agreement.

•	by Commonwealth, if:

•	IMCO’s board of directors or any committee thereof, at any time prior to the approval of the share issuance by the IMCO stockholders, withdraws, modifies or changes, in any way adverse to Commonwealth, its recommendation of the merger agreement or the issuance of IMCO shares;

•	either (1) IMCO breaches any representation, warranty, covenant or agreement under the merger agreement, or (2) any of IMCO’s representations or warranties in the merger agreement shall become untrue, in either case such that the condition to closing would not be satisfied, if the inaccuracy or breach cannot be or has not been cured within 30 days following receipt of notice of the inaccuracy or failure; or

•	the IMCO special meeting is not held by December 10, 2004, unless the failure is the result of Commonwealth’s failure to fulfill any obligations under the merger agreement.

Termination Fees and Expenses (page 80)

Commonwealth is liable to IMCO, or IMCO is liable to Commonwealth, to pay a termination fee of $3.5 million, together with all of the other party’s reasonably documented expenses related to the merger and the merger agreement through the date of termination, up to a maximum of $2.0 million, if the merger agreement is terminated under certain circumstances.

Whether or not the merger is consummated, each of IMCO, Merger Sub and Commonwealth will bear its own expenses in connection with the merger agreement and the related transactions, except that IMCO and Commonwealth will share equally the expenses relating to printing, filing and mailing this joint proxy statement/prospectus.

Accounting Treatment (page 63)

The merger will be accounted for as a business combination using the “purchase” method of accounting. IMCO will be the acquirer for financial accounting purposes.

Anticipated Financing (page 63)

IMCO and Commonwealth expect to refinance certain existing indebtedness simultaneously with the completion of merger, with approximately $             million of new indebtedness, which is anticipated to include a combination of $100 million in additional 10 3/8% IMCO senior secured notes due 2010 and $         million borrowings under a new IMCO revolving line of credit facility. IMCO and Commonwealth have agreed to use their reasonable best efforts to complete a financing or financings in sufficient amounts so that upon completion of the merger, Commonwealth will be able to fully refinance its outstanding 10 3/4% senior subordinated notes due 2006, refinance in full all outstanding indebtedness under its existing receivables purchase agreement and credit facility, and IMCO will be able to refinance in full its existing credit facility. IMCO and Commonwealth have agreed to use their reasonable best efforts to obtain, prior to closing, commitment letters indicating that upon completion of the merger, sufficient funds to accomplish the refinancings contemplated above will be available and not subject to non-waivable conditions other than the occurrence of the merger.

Regulatory Matters (page 63)

The merger is subject to various laws regulating competitive activities. Under the Hart-Scott-Rodino Act, the parties cannot complete the merger until they have notified and furnished information to the U.S. Federal Trade Commission and the Antitrust Division of the United States Department of Justice and the specified waiting period expires or is earlier terminated. IMCO and Commonwealth filed the information required under the HSR Act on                 , 2004. IMCO and Commonwealth also submitted the required filing to the German Federal Cartel Office on                 , 2004. Each state and foreign country in which IMCO or Commonwealth has operations also may review the merger under state or foreign antitrust laws.

Material United States Federal Income Tax Consequences of the Merger (page 65)

The completion of the merger is conditioned on the receipt by IMCO and Commonwealth of tax opinions from their respective counsel, dated as of the date of the merger, to the effect that the merger will qualify for U.S.

federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the merger qualifies as a “reorganization” under Section 368(a) of the Code, the U.S. federal tax consequences will include the following, among other things:

•	No gain or loss will be recognized by IMCO or Commonwealth as a result of the merger;

•	No gain or loss will be recognized by Commonwealth stockholders who exchange all of their Commonwealth shares for IMCO shares in the merger;

•	The tax basis of the IMCO shares received by a Commonwealth stockholder in the merger (including any fractional share not actually received) will be the same as the tax basis of the Commonwealth shares surrendered in exchange therefor;

•	The holding period of the IMCO shares received by a Commonwealth stockholder in the merger will include the holding period of the Commonwealth shares surrendered in exchange therefor, provided that such Commonwealth shares are held as capital assets at the effective time of the merger; and

•	A cash payment in lieu of a fractional share will be treated as if a fractional share of IMCO common stock had been received in the merger and then redeemed by IMCO.

For further information concerning U.S. federal income tax consequences of the merger, please see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 65 of this joint proxy statement/prospectus.

Tax matters are very complicated and the consequences of the merger to any particular Commonwealth stockholder will depend on that stockholder’s particular facts and circumstances. Commonwealth stockholders are urged to consult their own tax advisors to determine their own tax consequences from the merger.

Appraisal and Dissenters’ Rights (page 63)

Neither IMCO stockholders nor Commonwealth stockholders will be entitled to dissenters’ appraisal rights as result of the merger. For further information concerning dissenters’ and appraisal rights, please see “Appraisal and Dissenters’ Rights” beginning on page 62 of this joint proxy statement/prospectus.

Comparative Market Value Information (page 25)

IMCO shares are listed on the New York Stock Exchange under the symbol “IMR”, and Commonwealth shares are traded on the Nasdaq National Market under the symbol “CMIN”. On June 16, 2004, the last full trading day prior to public announcement of the merger, IMCO shares closed at $13.43 per share, Commonwealth shares closed at $8.60 per share, and Commonwealth shares had an implied merger consideration value of $10.95 based on the closing price of the IMCO shares and the exchange ratio of 0.815. On                     , 2004, the closing price of the IMCO shares and the Commonwealth shares was $             and $            , respectively. Because the exchange ratio is fixed, the value of the consideration to be received by Commonwealth stockholders in the merger will fluctuate with fluctuations in the market price of IMCO shares. We urge you to obtain current market quotations prior to making any decision with respect to the merger.

SELECTED IMCO CONSOLIDATED FINANCIAL DATA

The following selected financial data as of and for the years ended December 31, 2003, 2002, 2001, 2000, and 1999 have been derived from IMCO’s audited consolidated financial statements. The following selected financial data for the three-month periods ended March 31, 2004 and 2003 have been derived from IMCO’s unaudited consolidated financial statements which include, in the opinion of IMCO’s management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and the financial position of IMCO for the periods and dates presented.

The selected financial data of IMCO set forth below should be read in connection with IMCO’s financial statements and the related notes, “Management’s discussion and analysis of financial condition and results of operations,” and the other financial information included elsewhere or incorporated by reference in this joint proxy statement/prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

The consolidation of the financial condition and results of operations of IMCO’s German subsidiary, VAW-IMCO Guss and Recycling GmbH (VAW-IMCO), into IMCO’s consolidated financial statements effective March 1, 2003 affects the comparability of certain information for the periods presented.

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands, except per share information)
Statement of operations data (1):
Revenues	$764,831	$846,939	$689,337	$687,168	$892,015	$195,083	$278,508
Cost of sales	694,193	799,586	656,013	640,696	837,428	183,176	255,361

Gross profit	70,638	47,353	33,324	46,472	54,587	11,907	23,147
Selling, general and administrative expense	24,924	27,334	22,686	26,549	38,242	8,005	11,931
Amortization expense (2)	4,653	4,374	4,299	—	—	—	—
Fees on receivables sale	—	1,082	3,372	1,698	843	290	—
Interest expense (3)	12,478	17,490	11,038	9,727	15,806	2,349	6,444
Other (income) expense, net	(1,456)	(278)	(301)	(367)	(4,017)	67	143
Equity in net earnings of affiliates	(2,265)	(3,060)	(3,131)	(2,403)	(789)	(925)	(17)

Earnings (loss) before income taxes, minority interest and cumulative effect of accounting change	32,304	411	(4,639)	11,268	4,502	2,121	4,646
Provision for (benefit from) income taxes	11,162	(424)	(2,243)	3,843	(1,029)	646	1,908

Earnings (loss) before minority interest and cumulative effect of accounting change, net of tax benefit	21,142	835	(2,396)	7,425	5,531	1,475	2,738
Minority interest, net of provision for income taxes	346	552	326	561	560	152	27

Earnings (loss) before cumulative effect of accounting change	20,796	283	(2,722)	6,864	4,971	1,323	2,711
Cumulative effect of accounting change, net of tax benefit (2)	—	—	—	(58,730)	—	—	—

Net earnings (loss)	$20,796	$283	$(2,722)	$(51,866)	$4,971	$1,323	$2,711

Net earnings (loss) per common share:
Basic before accounting change	$1.26	$0.02	$(0.18)	$0.47	$0.34	$0.09	$0.19
Cumulative effect of accounting change	—	—	—	(4.04)	—	—	—

Basic earnings (loss) per share	$1.26	$0.02	$(0.18)	$(3.57)	$0.34	$0.09	$0.19

Diluted before accounting change	$1.26	$0.02	$(0.18)	$0.47	$0.33	$0.09	$0.18
Cumulative effect of accounting change	—	—	—	(4.01)	—	—	—

Diluted earnings (loss) per share	$1.26	$0.02	$(0.18)	$(3.54)	$0.33	$0.09	$0.18

Weighted average shares outstanding:
Basic	16,448	15,353	14,978	14,548	14,473	14,502	14,501
Diluted	16,555	15,436	14,978	14,655	15,011	14,548	15,294

Dividends declared per common share	$0.24	$0.24	$—	$—	$—	$—	$—

(Footnotes on following page)

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands)
Balance sheet data (at end of period)(1):
Cash	$2,578	$5,014	$3,301	$6,875	$14,760	$25,044	$10,759
Current assets, including cash	215,299	96,737	80,533	90,671	228,769	178,110	272,739
Property and equipment, net	189,987	196,133	186,931	187,451	219,668	214,321	216,172
Total assets	543,637	433,671	406,954	351,410	556,517	467,776	571,953
Current maturities of long-term debt (4)	181	112	75	94,075	26	136,354	26
Long-term debt (excluding current maturities) (4)	214,993	128,786	125,314	14,550	256,167	34,408	255,751
Stockholders’ equity	195,656	181,857	168,893	116,864	127,528	118,912	131,049

Statement of cash flows data:
Net cash from (used by) operating activities	$18,233	$140,938	$21,003	$38,443	$(8,252)	$(8,765)	$2,165
Net cash from (used by) investing activities	(54,139)	(39,115)	(13,998)	(16,344)	(30,068)	13,398	(5,358)
Net cash from (used by) financing activities	32,405	(99,248)	(8,598)	(18,381)	45,557	13,588	(510)
Payments for property and equipment	(30,856)	(37,701)	(9,858)	(19,313)	(20,807)	(2,392)	(7,626)

Other financial data:
EBITDA (5)	$71,474	$46,235	$34,202	$44,080	$53,375	$10,623	$18,178
Receivables sold under receivable sale facility	—	90,000	65,300	61,300	—	56,900	—

(1)	IMCO’s financial condition and results of operations have been affected by acquisitions of facilities and companies during certain of the periods presented. Statement of operations data and balance sheet data as of and for the three months ended March 31, 2003 reflects the consolidation of results of operations and financial condition of IMCO’s former 50%-owned joint venture, VAW-IMCO, which prior to March 1, 2003 had been accounted for under the equity method of accounting.
(2)	See Note K—“Impact of recently adopted accounting standards” of the notes to IMCO’s historical consolidated financial statements incorporated by reference in this joint proxy statement/prospectus regarding the goodwill impairment charge recorded as a cumulative effect of an accounting change and the discontinuance of goodwill amortization expense.
(3)	Certain amounts have been reclassified from amortization expense to interest expense for the years ended December 31, 2000 and 2001.
(4)	See Note G—“Long-term debt” of the notes to IMCO’s historical consolidated financial statements incorporated by reference in this joint proxy statement/prospectus regarding the classification of $94,000 and $118,300 as of December 31, 2002 and March 31, 2003, respectively, in debt as current due to the expiration of IMCO’s former senior credit facility on December 31, 2003.
(5)	EBITDA is defined as net earnings (loss) before cumulative effect of accounting change, income tax expense, interest (income) expense, depreciation and amortization. EBITDA is a non-GAAP financial measure which is presented because IMCO considers it an important supplemental measure of its performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in IMCO’s industry, many of which present EBITDA when reporting their results.

IMCO also uses EBITDA because its revolving credit agreement and indenture use EBITDA with additional adjustments to measure its compliance with covenants such as interest coverage, leverage ratio and debt incurrence. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of IMCO’s financial results prepared in accordance with generally accepted accounting principles, or GAAP. Some of these limitations are:

•	EBITDA does not reflect IMCO’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, IMCO’s working capital needs;

•	EBITDA does not reflect the significant interest expense or cash requirements necessary to service interest or principal payments on indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in IMCO’s industry may calculate EBITDA differently than IMCO does, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to IMCO to invest in the growth of its business. IMCO compensates for these limitations by relying primarily on IMCO’s GAAP results and using EBITDA only supplementally. See the Consolidated Statement of Cash Flows included in IMCO’s consolidated financial statements incorporated by reference in this joint proxy statement/prospectus.

IMCO’s reconciliation of EBITDA to net earnings (loss) and net cash from (used by) operating activities is as follows:

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands)
EBITDA reconciliation:
EBITDA	$71,474	$46,235	$34,202	$44,080	$53,375	$10,623	$18,178
Interest expense	12,478	16,668	9,970	9,727	15,806	2,349	6,444
Provision for (benefit from) income taxes	11,162	(424)	(2,243)	3,843	(1,029)	646	1,908
Depreciation and amortization	27,038	29,708	29,197	23,646	33,627	6,305	7,115
Cumulative effect of accounting change, net of tax benefit	—	—	—	(58,730)	—	—	—

Net earnings (loss)	20,796	283	(2,722)	(51,866)	4,971	1,323	2,711

Cumulative effect of accounting change, net of tax benefit	—	—	—	58,730	—	—	—
Depreciation and amortization	27,038	29,708	29,197	23,646	33,627	6,305	7,115
Provision for (benefit from) deferred income taxes	3,369	76	2,106	(962)	(3,851)	416	675
Equity in earnings of affiliates	(2,265)	(3,060)	(3,131)	(2,403)	(789)	(925)	(17)
Other non-cash charges	2,370	5,349	3,390	5,095	349	995	1,290
Net changes in working capital	(33,075)	108,582	(7,837)	6,203	(42,559)	(16,879)	(9,609)

Net cash from (used by) operating activities	$18,233	$140,938	$21,003	$38,443	$(8,252)	$(8,765)	$2,165

SELECTED COMMONWEALTH CONSOLIDATED FINANCIAL DATA

The following selected financial data as of and for the years ended December 31, 2003, 2002, 2001, 2000, and 1999 have been derived from Commonwealth’s audited consolidated financial statements. The following selected financial data for the three-month periods ended March 31, 2004 and 2003 have been derived from Commonwealth’s unaudited condensed consolidated financial statements which include, in the opinion of Commonwealth’s management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and the financial position of Commonwealth for the periods and dates presented.

The selected financial data set forth below should be read in connection with Commonwealth’s financial statements and the related notes, “Management’s discussion and analysis of financial condition and results of operations,” and the other financial information included elsewhere or incorporated by reference in this joint proxy statement/prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands, except per share information)
Statement of operations data:
Net sales	$1,074,939	$1,125,142	$920,504	$966,238	$918,396	$211,968	$284,077
Cost of goods sold	988,074	1,042,937	873,473	898,927	858,274	202,650	263,620

Gross profit	86,865	82,205	47,031	67,311	60,122	9,318	20,457

Selling, general and administrative expense	53,949	55,800	54,523	46,977	46,085	12,524	13,913
Amortization of goodwill (1)	4,476	4,476	3,988	—	—	—	—
Goodwill impairment charges (1)	—	—	—	—	29,607	—	—
Interest expense, net	19,333	20,067	15,512	15,146	14,951	3,701	4,094
Other (income) expense, net	(2,861)	(1,975)	(907)	(1,636)	(1,771)	(494)	(494)
Asset impairment charges (2)	—	—	167,267	—	—	—	—

Earnings (loss) before provision for (benefit from) income taxes and cumulative effect of accounting change	11,968	3,837	(193,352)	6,824	(28,750)	(6,413)	2,944
Provision for (benefit from) income taxes	957	346	200	(2,292)	184	80	70

Earnings (loss) before cumulative effect of accounting change, net of tax benefit	11,011	3,491	(193,552)	9,116	(28,934)	(6,493)	2,874
Cumulative effect of accounting change, net of tax benefit (1)	—	—	—	(25,327)	—	—	—

Net earnings (loss)	$11,011	$3,491	$(193,552)	$(16,211)	$(28,934)	$(6,493)	$2,874

Net earnings (loss) per common share:
Basic before accounting change	$0.68	$0.21	$(11.78)	$0.57	$(1.81)	$(0.41)	$0.18
Cumulative effect of accounting change	—	—	—	(1.58)	—	—	—

Basic earnings (loss) per share	$0.68	$0.21	$(11.78)	$(1.01)	$(1.81)	$(0.41)	$0.18

Diluted before accounting change	$0.68	$0.21	$(11.78)	$0.57	$(1.81)	$(0.41)	$0.18
Cumulative effect of accounting change	—	—	—	(1.57)	—	—	—

Diluted earnings (loss) per share	$0.68	$0.21	$(11.78)	$(1.00)	$(1.81)	$(0.41)	$0.18

Weighted average shares outstanding:
Basic	16,224	16,567	16,428	15,994	16,011	16,011	16,020
Diluted	16,281	16,573	16,428	16,097	16,011	16,011	16,187

Dividends declared per common share	$0.20	$0.20	$0.20	$0.20	$0.10	$0.05	$—

(Footnotes on following page)

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands)
Balance sheet data (at end of period):
Cash	$—	$11,514	$6,393	$13,211	$—	$—	$836
Current assets, including cash	261,352	233,040	211,052	226,953	210,224	208,182	236,783
Property and equipment, net	275,531	258,963	152,137	146,968	142,035	146,408	138,427
Total assets	706,322	655,340	439,632	428,904	379,326	409,329	402,228
Current maturities of long-term debt	—	—	—	—	—	—	5,104
Long-term debt (excluding current maturities)	125,000	125,000	125,000	125,000	125,000	125,000	125,000
Stockholders’ equity	336,676	338,393	134,166	107,187	78,138	100,566	84,505

Statement of cash flows data:
Net cash from (used by) operating activities	$38,765	$32,984	$3,234	$24,754	$3,991	$(8,233)	$(1,479)
Net cash from (used by) investing activities	(36,703)	(18,395)	(8,911)	(16,298)	(16,334)	(4,595)	(2,056)
Net cash from (used by) financing activities	(2,068)	(3,075)	556	(1,638)	(868)	(383)	4,371
Payments for property and equipment	(36,715)	(18,445)	(9,002)	(16,321)	(16,492)	(4,598)	(2,118)

Other financial data:
EBITDA (3)	$66,614	$62,055	$23,475	$43,112	$36,521	$2,431	$12,681
Receivables sold under receivable sale facility	106,000	69,000	20,000	24,000	60,000	55,000	80,000

(1)	See Note 3—“Goodwill” of the notes to Commonwealth’s historical consolidated financial statements incorporated by reference in this joint proxy statement/prospectus regarding the goodwill impairment charge recorded as a cumulative effect of an accounting change and the goodwill impairment charge recorded as part of operations and the discontinuance of goodwill amortization.
(2)	See Note 2—“Asset Impairment Charges” of the notes to Commonwealth’s historical consolidated financial statements incorporated by reference in this joint proxy statement/prospectus regarding the asset impairment charge.
(3)	EBITDA is defined as net earnings (loss) before cumulative effect of accounting change, income tax expense, interest (income) expense, depreciation and amortization. EBITDA is a non-GAAP financial measure which is presented because Commonwealth considers it an important supplemental measure of performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Commonwealth’s industry, many of which present EBITDA when reporting their results.

Commonwealth also uses EBITDA because its revolving credit agreement and indenture use EBITDA with additional adjustments to measure its compliance with covenants such as interest coverage, leverage ratio and debt incurrence. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Commonwealth’s financial results prepared in accordance with generally accepted accounting principles, or GAAP. Some of these limitations are:

•	EBITDA does not reflect Commonwealth’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, Commonwealth’s working capital needs;

•	EBITDA does not reflect the significant interest expense or cash requirements necessary to service interest or principal payments on indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in Commonwealth’s industry may calculate EBITDA differently than Commonwealth does, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to Commonwealth to invest in the growth of Commonwealth’s business. Commonwealth compensates for these limitations by relying primarily on Commonwealth’s GAAP results and using EBITDA only supplementally. See the Consolidated Statement of Cash Flows included in Commonwealth’s financial statements incorporated by reference in this joint proxy statement/prospectus.

Commonwealth’s reconciliation of EBITDA to net earnings (loss) and net cash from (used by) operating activities is as follows:

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands)
EBITDA reconciliation:
EBITDA	$66,614	$62,055	$23,475	$43,112	$36,521	$2,431	$12,681
Interest expense	19,333	20,067	15,512	15,146	14,951	3,701	4,094
Provision for (benefit from) income taxes	957	346	200	(2,292)	184	80	70
Depreciation and amortization (1)	35,313	38,151	34,048	21,142	20,713	5,143	5,643
Goodwill impairment charge	—	—	—	—	29,607	—	—
Asset impairment charges	—	—	167,267	—	—	—	—
Cumulative effect of accounting change, net of tax benefit	—	—	—	(25,327)	—	—	—

Net earnings (loss)	11,011	3,491	(193,552)	(16,211)	(28,934)	(6,493)	2,874
Cumulative effect of accounting change, net of tax benefit	—	—	—	25,327	—	—	—
Depreciation and amortization	36,513	39,351	35,329	22,126	21,608	5,365	5,898
Goodwill impairment charges	—	—	—	—	29,607	—	—
Asset impairment charges	—	—	167,267	—	—	—	—
Other non-cash charges	433	1,401	470	495	644	102	111
Net changes in working capital	(9,192)	(11,259)	(6,280)	(6,983)	(18,934)	(7,207)	(10,362)

Net cash from (used by) operating activities	$38,765	$32,984	$3,234	$24,754	$3,991	$(8,233)	$(1,479)

(1)	Amortization of financing costs has been excluded as it is included in interest expense in this part of the calculation.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial data for the year ended December 31, 2003, and as of and for the three months ended March 31, 2004, are derived from IMCO’s audited and unaudited consolidated financial statements and Commonwealth’s audited and unaudited consolidated financial statements. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of IMCO and Commonwealth.

The unaudited pro forma condensed combined financial data reflect the pro forma adjustments relating to the proposed merger, including the value of the consideration of the IMCO common stock subject to this exchange and the estimated values and amounts based on available information regarding Commonwealth’s assets and liabilities. The actual adjustments that will result from the merger will be based on further evaluations and may differ substantially from the adjustments reflected herein. The pro forma financial data also reflect the effect of the sale of Alflex as if it had been effected at January 1, 2003 and, therefore, Alflex’s revenues and other results of operations have been eliminated. Finally, the pro forma financial data reflect the refinancing of a significant portion of the companies’ indebtedness. The merger agreement requires the refinancing of all of Commonwealth’s 10 3/4% senior subordinated notes together with accrued and unpaid interest, the repurchase of Commonwealth’s existing receivables sold under its receivables purchase agreement and the refinancing of amounts outstanding under its revolving credit facility and IMCO’s revolving credit facility.

The unaudited pro forma operating data set forth below is not necessarily indicative of the results that actually would have been achieved had the proposed merger, the sale by Commonwealth of Alflex and the other currently contemplated financing transactions related to the merger been consummated on January 1, 2003 for results of operations and as of March 31, 2004 for the balance sheet data, or that may be achieved in the future. The unaudited pro forma financial statements do not reflect any benefits from potential cost savings or revenue changes resulting from the proposed merger. We urge you to read this information in conjunction with IMCO’s “Management’s discussion and analysis of financial condition and results of operations”, IMCO’s consolidated financial statements and the notes thereto, Commonwealth’s “Management’s discussion and analysis of financial condition and results of operations”, Commonwealth’s consolidated financial statements and notes thereto and “Unaudited Pro Forma Condensed Combined Financial Statements” included in this joint proxy statement/ prospectus or included in IMCO’s and Commonwealth’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference in this joint proxy statement/prospectus.

	Year ended December 31, 2003	Three months ended March 31, 2004
	(in thousands, except per share amounts)
Results of operations:
Revenues	$1,690,290	$524,198
Cost of sales	1,582,769	476,572

Gross profit	107,521	47,626

Selling, general and administrative expense	72,559	22,582
Fees on receivables sale	843	—
Interest expense	31,972	10,862
Other (income) expense net	(5,788)	(351)
Equity in net earnings of affiliates	(789)	(17)

Earnings before provision for income taxes and minority interest	8,724	14,550
(Benefit from) provision for income taxes	(914)	1,969

Earnings before minority interest	9,638	12,581
Minority interest, net of provision for income taxes	560	27

Net earnings	$9,078	$12,554

Net earnings per common share:
Basic	$0.33	$0.46
Diluted	$0.32	$0.44
Weighted average shares outstanding:
Basic	27,522	27,557
Diluted	28,193	28,717

At March 31, 2004
(in thousands)
Balance sheet data:
Cash	$11,599
Current assets, including cash	561,234
Property and equipment, net	340,008
Total assets	1,088,797
Current maturities of long-term debt	—
Long-term debt (excluding current maturities)	436,331
Stockholders’ equity	308,624

COMPARATIVE PER SHARE INFORMATION

The following table presents earnings, cash dividends declared per share and book value per share data separately for IMCO and Commonwealth on a historical basis, and for IMCO and Commonwealth on an unaudited pro forma combined basis per IMCO share and unaudited pro forma combined basis per Commonwealth equivalent share. The unaudited pro forma earnings per share data for the three months ended March 31, 2004 and the year ended December 31, 2003 reflect the assumption that the merger was effective as of January 1, 2003. The unaudited pro forma per share data gives effect to the proposed merger as a purchase under generally accepted accounting principles in the United States.

The unaudited pro forma IMCO earnings (loss) per share data is based upon the historical weighted average number of shares of IMCO common stock outstanding, adjusted to include the number of shares of IMCO common stock that would be issued in the proposed merger based upon the exchange ratio of 0.815.

We urge you to read the information below together with the historical financial statements and related notes of IMCO and Commonwealth contained in each company’s periodic filings with the Securities and Exchange Commission and incorporated in this joint proxy statement/prospectus by reference. See “Where You Can Find More Information” beginning on page 115 of this joint proxy statement/prospectus. The unaudited pro forma combined data below is presented for illustrative purposes only. The companies may have performed differently had they actually been combined during the periods presented below. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the proposed merger.

	IMCO Historical Per Share Data	Commonwealth Adjusted Historical Per Share Data (1)	Pro Forma Combined per IMCO Share Data	Pro Forma Combined per Commonwealth Equivalent Share Data (2)
At or for the Three Months ended March 31, 2004
Net earnings (loss) per share:
Basic	$0.19	$(0.01)	$0.46	$0.37
Diluted	0.18	(0.01)	0.44	0.36
Cash dividends declared per share	—	—	—	—
Book value per common share	9.04	5.07	11.20	9.13

At or for the Year Ended December 31, 2003
Net earnings per share:
Basic	$0.34	$0.01	$0.33	$0.27
Diluted	0.33	0.01	0.32	0.26
Cash dividends declared per share	—	0.10	—	—
Book value per common share	8.81	4.67	N/A	N/A

(1)	Commonwealth adjusted historical data reflects the planned disposition of Alflex Corporation. All operating data related to the Alflex discontinued operations has been excluded from the per share data presented above.
(2)	The pro forma combined data per Commonwealth equivalent share is calculated by multiplying the pro forma combined data on an IMCO share basis by the exchange ratio of 0.815.

COMPARATIVE MARKET VALUE INFORMATION

The following table presents:

•	the closing prices per share of IMCO common stock and Commonwealth common stock, in each case based on closing prices for these shares on the New York Stock Exchange and the Nasdaq National Market, respectively, on June 16, 2004, the last trading day prior to the public announcement of the proposed merger; and

•	the equivalent price per share of Commonwealth common stock, based on the exchange ratio of 0.815 and the closing price for IMCO common stock on the New York Stock Exchange on June 16, 2004, the last trading day prior to the public announcement of the proposed merger.

	IMCO Historical	Commonwealth Historical	Commonwealth Equivalent
June 16th, 2004
Closing price per share	$13.43	$8.60	$10.95

RISK FACTORS

In deciding whether to approve the stock issuance or the merger, we urge you to carefully consider all of the information we have included in this joint proxy statement/prospectus and its annexes and all of the information we have included in the documents we have incorporated by reference. See “Where You Can Find More Information” beginning on page 115 of this joint proxy statement/prospectus. In addition, we encourage you to pay particular attention to the following risks related to the merger and the business of IMCO and Commonwealth as a combined company following the merger:

Risks of the Merger

IMCO and Commonwealth may fail to obtain adequate financing for the combined company, which is a condition to the completion of the merger, and as a result the merger may not be consummated, or if consummated, may contain refinancing terms less favorable than anticipated.

As a condition to the completion of the merger, we are required to obtain adequate financing to, among other things, pay for the costs of the merger and refinance significant portions of each company’s outstanding debt obligations, including Commonwealth’s senior subordinated notes, repurchase amounts previously sold under Commonwealth’s receivables purchase agreement and repay all amounts outstanding under both companies’ credit facilities. Such financing may consist of public offerings of debt or private debt arrangements. No assurances can be given that the financing necessary to consummate the merger will be successfully obtained, or if obtained, that such financing will be on terms and conditions favorable to the combined company. If we are unable to obtain the necessary financing to consummate the merger, the businesses, prospects, and future results of operations and financial condition of both IMCO and Commonwealth, and the prices of their common stock, could be adversely affected.

We may face difficulties in achieving the expected benefits of the merger.

IMCO and Commonwealth currently operate as separate companies. We may not be able to realize the operating efficiencies, synergies, cost savings or other benefits expected from the merger. In addition, the costs we incur in implementing these efficiencies, synergies, cost savings and other benefits, including our ability to terminate, amend or renegotiate prior contractual commitments of IMCO and Commonwealth, may be greater than expected. We also may suffer a loss of employees, customers or suppliers, a loss of revenues, or an increase in operating or other costs as a result of the merger or other difficulties relating to the merger.

The market value of shares of IMCO common stock that Commonwealth stockholders will receive in the merger will vary because the exchange ratio is fixed, potentially resulting in Commonwealth stockholders receiving a lower dollar value of IMCO common stock at the time of completion of the merger.

The exchange ratio is a fixed ratio of 0.815 shares of IMCO common stock for each share of Commonwealth common stock and will not be adjusted as a result of an increase or decrease in the price per share of IMCO common stock. The prices of IMCO common stock and Commonwealth common stock at the time the merger is completed may be higher or lower than their prices on the date of this joint proxy statement/prospectus or on the date of the special meetings of IMCO stockholders and Commonwealth stockholders. Changes in the business, operations or prospects of IMCO or Commonwealth, market assessments of the benefits of the merger and of the likelihood that the merger will be completed, regulatory considerations, general market and economic conditions, or other factors may affect the prices of IMCO common stock or Commonwealth common stock. Most of these factors are beyond our control.

IMCO and Commonwealth both have incurred and will incur significant charges and expenses as a result of the merger, which will reduce the amount of capital available to fund the combined company’s operations.

The combined company expects to incur approximately $             million of expenses related to the merger. These expenses have included or will include investment banking fees, other bank fees, legal and accounting fees, printing costs, transition costs and other related charges. IMCO and Commonwealth may also incur unanticipated costs relating to the merger. As a result, the combined company will have less capital available to fund its activities after the merger.

In addition, IMCO and Commonwealth expect to incur costs associated with combining the operations of the two companies, transaction fees and other costs related to the merger. The total estimate includes approximately $             million for transaction costs and between $             and $             million of restructuring and integration costs. The estimated $             million of transaction costs are expected to be recorded as a component of the purchase price. Approximately $             million of the restructuring costs are expected to be included as a liability in the purchase price allocation. These amounts are preliminary estimates and subject to change. Additional unanticipated costs may be incurred in the integration of the businesses of IMCO and Commonwealth. Although IMCO and Commonwealth expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related and restructuring costs over time, we cannot give any assurance that this net benefit will be achieved in the near term, or at all.

The merger may be subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on the combined company.

In connection with the merger, IMCO and Commonwealth have made filings under the HSR Act and the competition laws of Germany. In connection with the expiration or termination of the waiting period under the HSR Act and complying with the competition laws of Germany or other foreign countries in which IMCO and Commonwealth do business, the combined company may be required to undertake the divestiture of divisions, operations or assets or satisfy other conditions. These required divestitures or other conditions, if any, could have an adverse effect on the business, financial condition or results of operations of the combined company or may cause the abandonment of the merger by IMCO or Commonwealth. See “The Merger Agreement—Conditions Precedent” beginning on page 76.

Risks of IMCO and Commonwealth as a combined company following the merger

The loss of certain members of the management of IMCO and Commonwealth as a combined company could have a material adverse effect on our financial condition and results of operations.

The combined company’s success depends, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, engineering, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers, our financial condition and results of operations may be adversely affected. Moreover, the market for qualified individuals may be highly competitive and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

IMCO and Commonwealth are both highly leveraged companies and, following completion of the merger, the combined company will continue to be highly leveraged.

After giving effect to the merger and the anticipated refinancing of certain debt of IMCO and Commonwealth as contemplated in this joint proxy statement/prospectus, IMCO and Commonwealth would have had pro forma total debt of $436.3 million as of March 31, 2004 and pro forma interest expense for the year ended December 31, 2003 of $32.0 million. This significant level of indebtedness may have an effect on the operations of the combined company following the merger, including:

•	limiting our ability to obtain additional financing on satisfactory terms to fund our working capital requirements, capital expenditures, acquisitions, investments, debt service requirements and other general corporate requirements;

•	increasing our vulnerability to general economic downturns, competition and industry conditions, which could place us at a competitive disadvantage compared to our competitors that are less leveraged;

•	imposing additional restrictions on the manner in which we conduct our business under financing documents, including restrictions on our ability to pay dividends, make investments, incur additional debt and sell assets;

•	placing us at a competitive disadvantage compared to many of our competitors who have less debt; and

•	reducing the availability of our cash flow to fund our working capital requirements, capital expenditures, acquisitions, investments, other debt obligations and other general corporate requirements, because we will be required to use a substantial portion of our cash flow to service debt obligations.

The financial statements of both IMCO and Commonwealth reflect substantial historical net losses, and a continuation of net losses in the future may reduce the combined company’s ability to raise needed capital.

IMCO reported net losses of $51.9 million and $2.7 million for the years ended December 31, 2002 and 2001, respectively, and Commonwealth reported net losses of $28.9 million, $16.2 million, and $193.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. The net losses primarily reflect operating losses and certain charges, including impairment charges and charges relating to the cumulative effect of certain accounting changes, as well as high interest expenses.

If the combined company reports similar net losses, our ability to raise needed financing, or to do so on favorable terms, may be limited as those losses are taken into account by the organizations that issue investment ratings on our indebtedness. The debt ratings of the combined company will be below the “investment grade” category, which results in higher borrowing costs as well as a reduced pool of potential purchasers of our debt as some investors will not purchase debt securities that are not rated in an investment grade rating category. In addition, there can be no assurance that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A lowering or withdrawal of a rating may further increase our borrowing costs.

As a result of numerous special charges related to executive severance and other matters, including those related to the merger, that Commonwealth anticipates taking for financial reporting purposes in the quarter ended June 30, 2004, Commonwealth determined that an amendment to its credit agreement pertaining to certain financial covenants would be necessary to avoid a breach of the credit agreement. Commonwealth has obtained the necessary amendment.

The combined company may encounter delays in complying with rules under the Sarbanes-Oxley Act of 2002 requiring our management to provide a certification of the combined company’s internal reporting controls.

Rules adopted by the Securities and Exchange Commission under Section 404 of the Sarbanes-Oxley Act of 2002 require that companies provide in their Annual Report on Form 10-K for the year ending December 31, 2004, an internal control report of management containing statements that the company’s management has evaluated and assessed its internal control over financial reporting for that company concluding whether or not the company’s internal control over financial reporting is effective, including disclosure of any “material weaknesses” in internal control identified by management. If there are any material weaknesses, management is not permitted to conclude that the company’s internal control over financial reporting is effective. The Form 10-K must also contain a statement that the company’s independent auditors have issued an attestation report on management’s assessment, and that attestation report must be filed with the Form 10-K. The combined company will be required to provide an internal control report and an auditor’s attestation report in the Annual Report on Form 10-K for the year ending December 31, 2004.

In its Annual Report on Form 10-K for the year ended December 31, 2003 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, Commonwealth reported a number of deficiencies, including information gaps, that affected effective internal control over financial reporting. If Commonwealth experiences or is unable to correct further deficiencies prior to the closing of the merger, or the combined company is unable to correct them following the merger, the management for the combined company may not be able to state that the combined company’s internal control over financial reporting is effective as of December 31, 2004.

The cyclical nature of the metals industry, our end-use markets and our customers’ industries could have a material adverse effect on the combined company’s operating flexibility, financial condition and results of operations.

The metals industry in general is cyclical in nature. It tends to reflect and be amplified by changes in general and local economic conditions, both domestically and abroad. These conditions include the level of economic growth, financing availability, employment levels, interest rates, consumer confidence and housing demand. Historically, in periods of recession or periods of minimal economic growth, the operations of metals companies have been adversely affected. Commonwealth and IMCO are particularly sensitive to trends in cyclical industries such as the transportation and construction industries, which are both seasonal and highly cyclical in nature, and dependent on general economic conditions. For example, during recessions or periods of low growth, the transportation and construction industries typically experience major cutbacks in production, resulting in decreased demand for aluminum and zinc. This leads to significant fluctuations in demand and pricing for IMCO’s and Commonwealth’s products and services. Because we generally have high fixed costs, our profitability is significantly affected by decreased processing and production volumes; accordingly, reduced demand and pricing pressures adversely affect IMCO’s and Commonwealth’s financial condition and results of operations. Economic downturns in the national and international economies or a prolonged recession in our principal markets have adversely affected our operations in the past, and could have a material adverse effect on the combined company’s future financial condition or results of operations.

Changes in the market price of aluminum and zinc impact the selling prices of our products. Market prices of aluminum and zinc are dependent upon supply and demand and a variety of factors over which we have little or no control, including:

•	U.S. and world economic conditions;

•	availability and relative pricing of metal substitutes;

•	labor costs;

•	energy prices;

•	environmental and conservation regulations;

•	seasonal factors and weather; and

•	import and export restrictions.

The combined company may encounter increases in the cost of raw materials and energy, which could have a material adverse effect on its financial condition and results of operations.

The companies require substantial amounts of raw materials and energy in their businesses, consisting principally of aluminum scrap, primary aluminum metal and natural gas. Any substantial increases in raw materials or energy costs could adversely affect the combined company’s financial condition and results of operations.

Aluminum scrap and primary aluminum metal prices are subject to significant cyclical price fluctuations. London Metals Exchange (the “LME”) primary aluminum metal prices declined by 56% between 1988 and 2002 and rose 30% from 2002 to 2004. Metallics (aluminum and zinc scrap, primary aluminum metal and aluminum dross) will represent the largest component of the combined company’s costs of sales. Both companies purchase their scrap primarily from aluminum and zinc scrap dealers. Remaining requirements are met with purchased primary metals. There is no assurance that these supply sources will continue to be available.

The availability and price of aluminum scrap depend on a number of factors outside the companies’ control, including general economic conditions, foreign demand for metallics and internal recycling activities by primary aluminum producers. Increased domestic and worldwide demand for aluminum scrap have had and will continue to have the effect of increasing the prices that the companies pay for these raw materials thereby increasing their cost of sales. The companies often cannot adjust the selling prices for their products to recover the increases in scrap prices. If scrap and dross prices were to increase significantly without a commensurate increase in the market value of the primary metals, the combined company’s future financial condition and results of operations will be adversely affected.

After labor costs, natural gas costs represent the third largest component of both companies’ cost of sales. The price of natural gas can be particularly volatile. The companies hedge according to board policy and purchase the majority of their natural gas on a spot-market basis. As a result, the combined company’s natural gas costs may fluctuate dramatically, and the combined company may not be able to mitigate the effect of higher natural gas costs on its cost of sales. If natural gas prices remain at current levels or increase further, the combined company’s financial condition and results of operations may be adversely affected.

Increased energy prices may also adversely affect the companies’ customers, which in turn affects demand for the companies’ services. For example, since 2001 IMCO has experienced a sharp reduction in demand for its recycling services in the Pacific Northwest, because many domestic smelters located in that region have been forced to suspend or terminate their operations due to high energy costs.

The hedging activities of both companies may have the effect of reducing revenues in a rising metals price environment and subject the combined company’s earnings to greater volatility from period to period.

Purchases of metal for forward delivery and hedging with futures and options contracts are used to reduce the companies’ aggregate exposure at any time to the risk of changes in metal prices. While it is the companies’ intention that the selling prices of their products will continue to be based upon the associated metal costs, they are often not able to pass increases in metal costs through to their customers. Significant increases in the price of aluminum scrap or primary aluminum metal, if not offset by product price increases, would have a material adverse effect on the companies’ future financial condition or results of operations.

Commonwealth purchases LME futures and options contracts to reduce its exposure to the risk of changes in metal prices. Despite the use of LME futures contracts, Commonwealth remains exposed to the variability in prices of scrap metal. While scrap metal is priced in relation to prevailing LME prices, it is also priced at a premium or discount to LME metal (depending on quality of the material supplied). This premium or discount is referred to in the industry as the “scrap spread” and fluctuates depending on market conditions. Further, Commonwealth is exposed to variability in the market price of a transportation differential (“Midwest Premium”) charged by industry participants to deliver metal from the smelter to the manufacturing facility. This transportation differential also fluctuates in relation to market conditions. Commonwealth follows a pattern of increasing or decreasing its selling prices to its customers in response to changes in the Midwest Premium.

Despite actions to reduce its exposure, Commonwealth remains exposed to market fluctuations in scrap spreads or the transportation differential pricing levels because sales prices to its customers do not always closely conform to the market variations in scrap spreads and the transportation differential. Because of its exposure to the risk of changes in the unhedged portions of metal prices (scrap spreads and Midwest Premiums), Commonwealth’s metal hedging programs do not meet requisite accounting “effectiveness” tests to enable deferral of aluminum metal hedge gains and losses in reporting the results of its operations in its financial statements. The consequent inclusion of metals hedging gains or losses in Commonwealth’s earnings reports produces significant period-to-period volatility in those reports that is not necessarily reflective of Commonwealth’s underlying operating performance.

If the combined company were to lose order volumes from any of its largest customers, its financial condition and results of operations could be materially and adversely affected.

The combined company’s business will be exposed to risks related to customer concentration. In 2003, the companies’ 10 largest customers on a pro forma basis were responsible for 23% of its net revenues. No one customer accounted for more than 6% of the combined company’s pro forma net revenues in 2003. A loss of order volumes from, or a loss of market share by, any major customer could materially and adversely affect the combined company’s financial condition and results of operations. In addition, the combined company’s increased emphasis on dedicated facilities and dedicated arrangements with customers carries the inherent risk of increased dependence on a single or few customers with respect to a particular facility of the combined company. In such cases, the loss of such a customer, or the reduction of that customer’s business with one or more of the combined company’s facilities, could have a material adverse effect on the combined company’s financial condition and results of operations, and any timely replacement of volumes could prove difficult. In addition, several of the customers of IMCO and Commonwealth have become involved in bankruptcy or insolvency proceedings and have defaulted on their obligations to IMCO and Commonwealth in recent years, which may adversely affect the combined company’s financial condition and results of operations following the merger.

IMCO and Commonwealth do not have long-term contractual arrangements with a substantial number of their customers and the combined company may be adversely affected if its customers switch suppliers.

A substantial number of the customers of IMCO and Commonwealth do not have a long-term contractual arrangement with the companies. These customers purchase products and services from IMCO and Commonwealth on a purchase order basis. We cannot assure you that these customers will continue to purchase our products and services. The loss of these customers or a significant reduction in their purchase orders could have a material adverse effect on the combined company’s sales volume and business following the merger.

The combined company may not be able to compete successfully in the markets it will serve, which could reduce its market share and have a material adverse effect on its selling prices and sales volumes.

Aluminum competes with other material such as steel, plastic and glass for various applications. Higher aluminum prices tend to make aluminum products less competitive with these alternative materials.

Commonwealth competes in the production and sale of common alloy aluminum sheet products with a number of other aluminum rolling mills in the United States and Canada (including large, single purpose sheet mills, continuous casters and other multi-purpose mills, some of which are larger and have greater financial and technical resources than Commonwealth) and with imported products. In its major markets, Commonwealth competes with other rolled products suppliers, principally the multi-purpose mills, on the basis of quality, price, timeliness of delivery and customer service.

IMCO competes in aluminum and zinc recycling markets, which are highly fragmented and characterized by smaller, regional operators. The principal factors of competition in IMCO’s aluminum and zinc recycling business include price, metal recovery rates, proximity to customers, customer service, molten metal delivery capability, environmental and safety regulatory compliance, and types of services offered.

Additional competition could result in lost market share or reduced prices for the combined company’s products and services, either of which could have a material adverse effect on the combined company’s financial condition and results of operations.

A growing portion of the combined company’s sales are expected to be derived from the combined company’s international operations, which will expose the combined company to certain risks inherent in doing business abroad.

Commonwealth currently does not have operations outside the United States. IMCO currently has operations in the United States and in Germany, the United Kingdom, Mexico and Brazil, and we plan to continue to expand the combined company’s international operations. The combined company’s foreign operations generally will be subject to risks, including:

•	changes in U.S. and foreign governmental regulations, trade restrictions and laws, including tax laws and regulations;

•	foreign currency exchange rate fluctuations;

•	tariffs and other trade barriers;

•	the potential for nationalization of enterprises;

•	interest rate fluctuations;

•	inflation;

•	currency restrictions and limitations on repatriation of profits;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

The occurrence of any of these events could have a material adverse effect on the combined company’s financial condition and results of operations.

The financial condition and results of operations of some of the combined company’s operating entities will be reported in foreign currencies and then translated into U.S. dollars at the applicable exchange rate for inclusion in the combined company’s consolidated financial statements. As a result, generally speaking, appreciation of the U.S. dollar against these foreign currencies will have a negative impact on the combined company’s reported revenues and operating profit while depreciation of the U.S. dollar against these foreign currencies will have a positive effect on reported revenues and operating profit. For example, IMCO’s German and Brazilian operations were positively impacted during the first half of 2003 due to the strengthening of the Euro and Brazilian Real against the U.S. dollar. We currently do not intend to mitigate this translation effect through the use of derivative financial instruments, which would expose the combined company to risks of currency exchange rate and interest rate fluctuations to a greater degree than if the combined company were to use financial derivative instruments.

Current environmental liabilities as well as the cost of compliance with and liabilities under health and safety laws could materially and adversely affect the combined company’s financial condition and results of operations.

IMCO and Commonwealth have ongoing environmental matters being conducted at sites for which they have or are alleged to have partial or full responsibility. In addition, the companies’ operations are subject to numerous and increasingly stringent federal, state, local and foreign environmental laws and regulations, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. Future environmental regulations can be expected to impose stricter compliance requirements on the industries in which the combined company will operate.

Federal and state regulations continue to impose stricter emission requirements on the aluminum industry. While each of Commonwealth and IMCO believe that current pollution control measures at the emission sources at their respective facilities meet current requirements, additional equipment or process changes at some of their facilities may be required to meet future requirements.

Processing and manufacturing activities at current and formerly-owned properties and adjacent areas have resulted in environmental impacts requiring remediation. Financial responsibility for the remediation of contaminated property or for the amelioration of damage to natural resources can be imposed on the combined company where current or prior operations have had an environmental impact. Although managements of IMCO and Commonwealth believe, based upon information currently available to them, that the combined company will not have material liabilities in this regard, future remedial requirements at current and formerly owned properties or adjacent areas could result in material liabilities.

IMCO and Commonwealth previously have agreed to indemnify certain customers and parties to acquisition agreements against environmental liabilities for which they might otherwise share responsibility under such contractual arrangements or pursuant to law.

The combined company’s operations also will require environmental permits and approvals from governmental authorities, and any of these permits and approvals are subject to denial, revocation, or modification under various circumstances. Failure to obtain or comply with these permits and approvals, or with other environmental requirements, may subject the combined company to civil or criminal enforcement proceedings that can lead to fines and penalties against the combined company, orders requiring the combined company to take certain actions, and temporary or permanent shutdown of the affected operations. IMCO and Commonwealth have implemented practices and procedures at their operating facilities that are intended to promote compliance with environmental laws and regulations. However, neither of us can assure you that we are at all times in compliance with all environmental requirements.

Because the combined company will generate waste materials in its operations, and because it and businesses and operations acquired have done so in the past (in some cases for many years), the combined company may be subject to material liability arising out of conditions caused by these materials. Such liability can include the cost of investigating and cleaning up these materials, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property, and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose joint and several liability for some of these types of damage, meaning that a person can be held liable for all damages even though others were also involved in causing them. Certain environmental laws also impose liability for some of these types of damages regardless of whether the person causing the damages did so through any unlawful conduct or other fault. IMCO and Commonwealth do not expect the combined company to carry environmental impairment liability insurance because we consider that insurance to be expensive relative to the coverage provided.

The companies spend substantial capital and operating sums on an ongoing basis to comply with environmental requirements. In addition, both companies are currently involved in certain investigations and actions in connection with environmental compliance and prior disposals of solid waste. Estimating future environmental compliance and remediation costs and other environmental liabilities is imprecise due to the continuing evolution of environmental requirements and uncertainties about their application to the companies’ operations, the availability and applicability of technology and the allocation of costs among responsible parties. New environmental requirements, enforcement policies or legal proceedings, an environmental incident at one of the companies’ properties or operations, or the discovery of an additional environmental condition or new information about existing conditions, could all have a material adverse effect on the combined company’s future financial condition and results of operations.

Initially, the majority of the combined company’s environmental compliance expenditures will be directed toward controlling air emissions from all of its operations, ongoing operations and maintenance of eight federal super-fund sites and managing and disposing of salt cake from aluminum recycling. Changes in environmental requirements could materially increase the combined company’s costs. If salt cake were to become classified as a hazardous waste in the United States, the costs to manage and dispose of it would increase.

The companies are also subject to various federal, state, local and foreign requirements concerning safety and health conditions in their manufacturing facilities. Those requirements may also subject the companies to material financial penalties or liabilities for noncompliance, as well as potential business disruption if any of their facilities or a portion of any facility is required to be temporarily closed as a result of any violation of those requirements. Any such financial liability or business disruption could have a material adverse effect on the combined company’s financial condition and results of operations.

The combined company’s business requires substantial capital investments and contractual commitments that the combined company may be unable to fulfill.

The combined company’s operations will be capital intensive. On a pro forma basis, the combined company’s total capital expenditures were approximately $37.3 million for 2003 and $9.7 million for the three months ended March 31, 2004. The combined company expects to spend approximately $43.3 million in capital expenditures during 2004. As of March 31, 2004 on a pro forma basis, in addition to debt obligations, the combined company had contractual obligations of approximately $309.2 million payable over time.

The combined company’s businesses may not generate sufficient operating cash flow and its external financing sources may not be available in an amount sufficient to enable it to make anticipated capital expenditures, service or refinance its indebtedness or fund other liquidity needs. If the combined company is unable to make upgrades or purchase new plant and equipment, its financial condition and results of operations could be materially and adversely affected.

The combined company could experience labor disputes that could disrupt the companies’ business.

Approximately 13% of IMCO’s domestic employees and 53% of IMCO’s foreign employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. Approximately 75% of Commonwealth’s hourly-paid employees are represented by labor unions under collective bargaining agreements.

Although the companies believe that they will successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations:

•	may not prove successful;

•	may result in a significant increase in the cost of labor; or

•	may break down and result in the disruption of our operations.

The companies can give no assurance that such labor negotiations will conclude successfully or that any work stoppage or labor disturbances will not occur. Any such work stoppages or labor disturbances may have a material adverse effect on the combined company’s financial condition and results of operations.

Risks of Increasing the Authorized Capital of IMCO

The authorization of additional IMCO shares through the amendment of IMCO’s certificate of incorporation may discourage certain business combinations or have a dilutive effect.

The availability for issuance of additional shares of IMCO common stock or rights to purchase such shares could enable the board of directors of the combined company to render more difficult or discourage an attempt to obtain control of the combined company. For example, the issuance of IMCO shares in a public or private sale, merger or similar transaction would increase the number of outstanding shares, thereby possibly diluting the interest of a party attempting to obtain control of the combined company. In addition, all or any of the IMCO shares may be issued without further action by the stockholders and without first offering such shares to the stockholders for subscription, subject to applicable laws and listing requirements that may require stockholder approval for certain issuances of additional shares. The issuance of IMCO shares other than on a pro rata basis to all current stockholders could have the effect of diluting the following:

•	earnings per share;

•	book value per share; and

•	voting power of current stockholders.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including the documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect”, “anticipate”, “will”, “look forward to” and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this joint proxy statement/prospectus and the documents incorporated by reference regarding, among other things, accretion of future earnings, achievement of annual savings and synergies, achievement of cash flows and sufficiency of cash flows to fund capital expenditures are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as:

•	the factors described under “Risk Factors” beginning on page 26 of this joint proxy statement/prospectus; and

•	the factors that generally affect IMCO’s and Commonwealth’s businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the companies’ Annual Reports on Form 10-K for the year ended December 31, 2003, quarterly reports on Form 10-Q for the quarter ended March 31, 2004, and this joint proxy statement/prospectus, including inflation, labor relations (i.e., disruptions, strikes or work stoppages), decline in the pricing of metals, competitor pricing activity and the general impact of competition, expense volatility, facility capacity levels, changes in and customer acceptance of new technology, changes in equity and debt markets, our ability to control costs and uncertainties concerning the impact terrorist activities may have on the economy and our businesses in general, the state of international, national and regional economies and the success or failure of our operating plans, including our ability to manage growth.

THE SPECIAL MEETINGS

The IMCO board of directors is using this document to solicit proxies from IMCO stockholders for use at the IMCO special meeting. The Commonwealth board of directors is using this document to solicit proxies from Commonwealth stockholders for use at the Commonwealth special meeting.

IMCO Special Meeting	Commonwealth Special Meeting
, a.m. local time, on , 2004 at the Central Tower at Williams Square, Twenty-Sixth Floor, La Cima Club, 5215 North O’Connor Blvd., Irving, Texas	a.m. local time, on , 2004 at PNC Plaza, 29th Floor, Jefferson Club, 500 West Jefferson Street, Louisville, Kentucky

Purpose of the Special Meetings

•   To vote on a proposal to approve the issuance of shares of IMCO common stock pursuant to and in accordance with the merger agreement.

•   To vote on a proposal to amend IMCO’s certificate of incorporation to increase its authorized common stock from 40 million shares to 80 million shares.

•   To vote on a proposal to approve the IMCO 2004 Equity Incentive Plan.

•   To take action upon any other business that may properly come before the IMCO special meeting or any reconvened meeting following an adjournment thereof.

•   To vote on a proposal to adopt the merger agreement.

•   To take action upon any other business that may properly come before the Commonwealth special meeting or any reconvened meeting following an adjournment thereof.

Record Date of the Special Meetings

Holders of record of IMCO common stock at the close of business on , 2004 will be entitled to notice of and to vote at the IMCO special meeting.	Holders of record of Commonwealth common stock at the close of business on , 2004 will be entitled to notice of and to vote at the Commonwealth special meeting.

Outstanding Shares

As of the record date, there were shares outstanding of IMCO common stock that are entitled to vote at the IMCO special meeting.	As of the record date, there were shares outstanding of Commonwealth common stock that are entitled to vote at the Commonwealth special meeting.

Shares Entitled to Vote at the Special Meetings

Each share of IMCO common stock that you own as of the record date entitles you to one vote on each proposal.	Each share of Commonwealth common stock that you own as of the record date entitles you to one vote on each proposal.

Shares of IMCO common stock held by IMCO or its subsidiaries will not be voted.	Shares of Commonwealth common stock held by Commonwealth or its subsidiaries will not be voted.

Quorum Requirements for the Special Meetings

A quorum of IMCO stockholders is necessary to hold a valid IMCO special meeting.	A quorum of Commonwealth stockholders is necessary to hold a valid Commonwealth special meeting.

The presence in person or by proxy at the IMCO special meeting of holders of a majority of the outstanding shares of IMCO common stock as of the record date and entitled to vote at the IMCO special meeting is necessary for a quorum. Abstentions and broker non-votes count as present for establishing a quorum. Shares of common stock held by IMCO or its subsidiaries do not count toward a quorum. A “broker non-vote” occurs with respect to a proposal when a broker is not permitted to vote on that proposal without instruction from the beneficial owner of the shares of IMCO common stock and no instruction is given.	The presence in person or by proxy at the Commonwealth special meeting of holders of a majority of the outstanding shares of Commonwealth common stock as of the record date and entitled to vote at the Commonwealth special meeting is necessary for a quorum. Abstentions and broker non-votes count as present for establishing a quorum. Shares of common stock held by Commonwealth or its subsidiaries do not count toward a quorum.

Shares Owned by IMCO and Commonwealth Directors and Executive Officers as of the Record Date

IMCO directors and officers have the right to vote approximately shares of IMCO common stock. These shares represent approximately % of the IMCO common stock outstanding as of the record date. These individuals have indicated that they intend to vote their IMCO shares in favor of the IMCO proposals.	Commonwealth directors and officers have the right to vote approximately shares of Commonwealth common stock. These shares represent approximately % of the Commonwealth common stock outstanding as of the record date. These individuals have indicated that they intend to vote their Commonwealth shares in favor of the Commonwealth proposals.

Vote Necessary at the Special Meetings to Approve IMCO and Commonwealth Proposals

The approval of the IMCO stock issuance requires the affirmative vote of holders of a majority of the total votes cast on this proposal in person or by proxy at the IMCO special meeting, so long as the total vote cast on the proposal exceeds 50% of the shares of IMCO common stock outstanding. The approval of the amendment to IMCO’s certificate of incorporation to increase its authorized number of shares of common stock requires the affirmative vote of the holders of a majority of the outstanding shares of IMCO common stock entitled to vote at the IMCO special meeting. The approval of the IMCO 2004 Equity Incentive Plan requires the affirmative vote of the holders of a majority of the total votes cast on this proposal in person or by proxy at the IMCO special meeting, so long as the total vote cast on the proposal exceeds 50% of the shares of IMCO common stock outstanding.

A former chief executive officer of IMCO, Don V. Ingram, has agreed to vote the IMCO shares held by him and has agreed to vote that stock in the same proportion as other stockholders of IMCO.

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Commonwealth common stock entitled to vote at the special meeting.

Abstentions and broker non-votes will have the same effect as votes against the proposal to adopt the merger agreement.

The approval of the 2004 Equity Incentive Plan and the proposal to increase the number of authorized shares of common stock are not conditions to the consummation of the merger, and a failure to approve either of those proposals will not affect the completion of the merger.

Broker non-votes and abstentions will have no effect on the outcome of the proposal to issue IMCO shares in the merger or approval of the 2004 Equity Incentive Plan, so long as the total votes cast on those proposals exceed 50% of the IMCO shares outstanding. Abstentions on these proposals will be counted towards the total votes cast at the special meeting. Abstentions and broker non-votes will have the same effect as votes against the proposal to amend IMCO’s certificate of incorporation to increase the authorized shares of common stock.

VOTING BY PROXY

Voting Your Proxy. You may vote in person at your special meeting or by proxy. We recommend you vote by proxy even if you plan to attend your special meeting. You can always revoke your proxy and vote at your special meeting.

You may vote by telephone, Internet or by completing and mailing the enclosed proxy. If you properly submit your proxy, in time to vote, one of the individuals named as your proxy will vote your shares of common stock as you have directed. You may vote for or against the proposals submitted at your special meeting or you may abstain from voting.

How to Vote*

IMCO Special Meeting	Commonwealth Special Meeting

Submit your proxy promptly by telephone or over the Internet in accordance with instructions on the accompanying proxy card or complete, sign, date and return your proxy card in the enclosed prepaid envelope.	Submit your proxy promptly by telephone or over the Internet in accordance with instructions on the accompanying proxy card or complete, sign, date and return your proxy card in the enclosed prepaid envelope.

*	If you hold shares of IMCO or Commonwealth common stock through a broker or other custodian, please follow the voting instructions provided by that firm. If you do not return your proxy card, or if your shares are held in a stock brokerage account or held by a bank, broker or nominee, or, in other words, in “street name” and you do not instruct your bank, broker or nominee on how to vote those shares, those shares will not be voted at your special meeting.

A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in “street name” to direct their vote by the Internet or telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this joint proxy statement/prospectus. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the voting instructions enclosed with the proxy from the bank or brokerage firm. Delaware law generally permits electronic transmission of proxies. The Internet and telephone proxy procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. Votes directed by the Internet or telephone through such a program must be received by 5:00 p.m., E.T., on                     , 2004 unless the special meeting for which they are being given is postponed or adjourned, in which case it will be 5:00 p.m., E.T. on the date before that special meeting. Requesting a proxy prior to the deadline described above will automatically cancel any voting directions you have previously given by the Internet or by telephone with respect to your shares. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the meeting; however, you must first obtain a signed and properly executed proxy from your bank, broker or nominee to vote your shares held in street name at the special meeting.

If you submit your proxy but do not make specific choices, your proxy will be voted FOR each of the proposals presented.

The IMCO Board of Directors unanimously recommends that IMCO shareholders vote for:

•	the issuance of shares of IMCO common stock pursuant to and in accordance with the merger agreement;

•	the increase in the number of authorized shares of IMCO’s common stock from 40 million to 80 million and the number of authorized shares of IMCO capital stock from 48 million to 88 million; and

•	the approval of the 2004 Equity Incentive Plan.

The Commonwealth Board of Directors unanimously recommends that Commonwealth stockholders vote for adoption of the merger agreement. Approval by IMCO stockholders of the stock issuance pursuant to and in accordance with the merger agreement and adoption by Commonwealth stockholders of the merger agreement are conditions to consummation of the merger. The approval of IMCO’s 2004 Equity Incentive Plan and the proposal to increase the number of authorized shares of IMCO common stock are not conditions to the consummation of the merger agreement, and a failure to approve either of those proposals will not affect the merger.

Revoking Your Proxy. You may revoke your proxy before it is voted by:

•	submitting a new proxy card with a later date;

•	submitting a proxy at a later date by telephone or Internet;

•	notifying your company’s Secretary in writing before your special meeting that you have revoked your proxy; or

•	voting in person at your special meeting.

Other Voting Matters

Voting in Person. If you plan to attend your special meeting and wish to vote in person, we will give you a ballot at your special meeting. However, if your shares of common stock are held in street name, you must first obtain a proxy authorizing you to vote the shares in person.

Proxy Solicitations. IMCO and Commonwealth each will pay its own costs of soliciting proxies.

In addition to this mailing, IMCO and Commonwealth directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies personally, electronically or by telephone. IMCO and Commonwealth have also separately engaged Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies. IMCO and Commonwealth will pay this firm $8,500 and $8,000, respectively, plus certain other customary fees and expenses. Each of IMCO and Commonwealth will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses for sending proxy materials to the beneficial owners of IMCO’s common stock and Commonwealth’s common stock, respectively.

The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should submit your proxy without delay by telephone, the Internet or mail.

Stockholders authorizing proxies or directing the voting of shares by the Internet or telephone should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, and those costs must be borne by the stockholder.

Do not send in any Commonwealth stock certificates with your proxy cards.

Other Business, Adjournment and Postponements

We are not aware of any other business to be acted upon at either special meeting. If, however, other matters are properly brought before either special meeting, your proxies will have discretion to vote or act on those matters according to their best judgment.

Other than as set forth in this joint proxy statement/prospectus, any adjournment may be made from time to time by approval of the holders of common stock representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. If a quorum is not present at either the IMCO or Commonwealth special meeting, holders of common stock of the relevant company may be asked to vote on a proposal to adjourn the relevant special meeting to solicit additional proxies. If a quorum is not present at the IMCO special meeting, the holders of a majority of the shares entitled to vote who are present in person or by proxy at the meeting may adjourn the meeting. If a quorum is not present at the Commonwealth special meeting, the holders of a majority of the shares entitled to vote who are present in person or by proxy may adjourn the meeting. If a quorum is present at either of the special meetings but there are not sufficient votes at the time of the special meeting to approve the other proposal(s), holders of the common stock of the relevant company may also be asked to vote on a proposal to approve the adjournment of the special meeting to permit further solicitation of proxies. IMCO will vote all proxies not voted against the share issuance in favor of a proposal to adjourn the IMCO special meeting. Commonwealth will vote all proxies not voted against the adoption of the merger agreement in favor of a proposal to adjourn the Commonwealth special meeting.

Householding

Commonwealth stockholders:

Only one copy of this joint proxy statement/prospectus has been sent to multiple stockholders of Commonwealth who share the same address and last name, unless Commonwealth has received contrary instructions from one or more of those stockholders. This procedure is referred to as “householding.” In addition, Commonwealth has been notified that certain intermediaries, such as brokers or banks, will household proxy materials. Commonwealth will deliver promptly, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder at the same address. If you wish to receive a separate copy of this joint proxy statement/prospectus, you may write to Investor Relations, Commonwealth Industries, Inc., PNC Plaza—19th Floor, 500 West Jefferson Street, Louisville, Kentucky 40202, or call (502) 589-8100. You can contact your broker or bank to make a similar request. Stockholders sharing an address who now receive multiple copies of proxy statements may request delivery of a single copy by writing or calling Commonwealth using contact information above or by contacting their broker or bank, provided that such broker or bank has determined to household proxy materials.

IMCO stockholders:

Only one copy of this joint proxy statement/prospectus has been sent to multiple stockholders of IMCO who share the same address and last name, unless IMCO has received contrary instructions from one or more of those stockholders. This procedure is referred to as “householding.” In addition, IMCO has been notified that certain intermediaries, such as brokers or banks, will household proxy materials. IMCO will deliver promptly, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder at the same address. If you wish to receive a separate copy of this joint proxy statement/prospectus, you may write to Investor Relations, IMCO Recycling Inc., 5215 North O’Connor Blvd., Suite 1500, Central Tower at Williams Square, Irving, Texas 75039, or call (972) 401-7200. You can contact your broker or bank to make a similar request. Stockholders sharing an address who now receive multiple copies of proxy statements may request delivery of a single copy by writing or calling IMCO using contact information above or by contacting their broker or bank, provided that such broker or bank has determined to household proxy materials.

THE MERGER

Background of the Merger

IMCO and Commonwealth each have evaluated strategic opportunities from time to time as a part of their ongoing operations, including strategic combinations.

Commonwealth has a long-standing relationship with IMCO, having been a customer of IMCO since March 1992. Pursuant to the supply agreement between Commonwealth and IMCO, Commonwealth purchases aluminum and delivers it to IMCO’s Uhrichsville, Ohio facility where it is processed and converted to molten recycled metal, with Commonwealth being responsible for treatment and disposal of the waste generated as a result of IMCO’s processing services on behalf of Commonwealth. The supply agreement is due to expire March 31, 2009. Commonwealth has an option to purchase IMCO’s Uhrichsville processing facility at the end of the term of the supply agreement, and Commonwealth has the right of first refusal if IMCO desires to sell the facility before the supply agreement expires. If IMCO experiences a change of control (as defined in the supply agreement), Commonwealth’s option to purchase IMCO’s Uhrichsville facility becomes immediately exercisable. If Commonwealth experiences a change of control (as defined in the supply agreement), both the option to purchase and the right of first refusal automatically terminate.

In early 1999 senior executives at Commonwealth and IMCO discussed the possibility of a strategic combination and determined to enter into confidentiality agreements to ensure the confidentiality of the discussion. Following this initial contact, intermittent discussions continued until early 2002. The discussions, however, never moved beyond a high-level discussion of possible transaction structures and did not include any specific proposals.

Later in 2002, after the earlier discussions had ceased, Don V. Ingram, IMCO’s president and chief executive officer at the time, contacted Paul E. Lego, Commonwealth’s chairman of the board of directors, for the purpose of restarting discussions about a possible merger of the two companies. Messrs. Ingram and Lego met in July 2002 to organize their respective management teams to assess the possibility of a strategic combination between IMCO and Commonwealth. IMCO set up a group headed by Paul V. Dufour, chief financial officer of IMCO, and Commonwealth set up a group headed by Donald L. Marsh, chief financial officer of Commonwealth at the time, to begin discussions among operational personnel regarding possible synergies that could be realized in a strategic combination of the two companies. IMCO and Commonwealth entered into new confidentiality agreements on September 12, 2002. In October 2002, the Commonwealth board of directors held a meeting at which management and financial and legal advisors reviewed certain aspects of a possible transaction. At about the same time, IMCO and Commonwealth management held additional discussions and due diligence request lists were first exchanged. Thereafter, discussions were held on a periodic basis until August 2003 to identify synergies, consider capital structure and address related due diligence issues, at which time IMCO determined to terminate discussions in order to focus on the refinancing of its debt.

The parties reinitiated discussions in November 2003. In December 2003, the boards of directors of each company set up a committee to engage in detailed discussions regarding a possible merger. The board committees held their first meeting on December 19, 2003 to discuss a proposed process and potential issues. During the week of December 22, 2003, a team of legal, financial, operational and other representatives of IMCO began their due diligence investigation of Commonwealth. Concurrently with this due diligence investigation, a team of Commonwealth representatives conducted a due diligence investigation of IMCO.

While the board committees continued to meet every few weeks during January and February 2004, the management teams and their legal, financial and accounting advisers continued their due diligence reviews. These reviews continued from time to time until the merger agreement was signed. One of the key issues under discussion for a significant part of the period was the management of the combined company, with Commonwealth and IMCO agreeing that neither Mr. Ingram nor Mark V. Kaminski, then Commonwealth’s chairman of the board, should be the chief executive officer of the combined company on a long-term basis.

In April 2004, Mr. Ingram ceased to be the president, chief executive officer and chairman of the board of IMCO. Richard L. Kerr was appointed as interim president and chief executive officer and John Balkcom was appointed as chairman of the board of IMCO. Discussions continued after Mr. Kerr became interim president and chief executive officer of IMCO. Given the companies’ views on Mr. Ingram and Mr. Kaminski as continuing in senior executive capacities for the combined company, the departure of Mr. Ingram did not inhibit negotiations.

The Commonwealth board of directors held its regular meeting on April 22 and special meetings on May 3 and May 11, and discussed social and governance issues, including board membership and executive leadership of the combined company, and the proposed capital structure of the combined company. In addition, at these meetings, additional potential transactions, none of which were beyond preliminary stages, including the potential disposition of the Alflex subsidiary, were discussed.

On May 12, 2004, the board of directors of IMCO held a meeting with its legal and financial advisors to discuss the proposed merger with Commonwealth. Representatives from Fulbright & Jaworski L.L.P., legal advisers to IMCO, discussed a proposed merger agreement and the legal duties and responsibilities of IMCO’s board in connection with the proposed merger. Citigroup then had preliminary discussions with the IMCO board on the financial aspects of the merger.

On May 19, 2004, representatives of the board committees of IMCO and Commonwealth met with representatives of Morgan Stanley and Citigroup to discuss terms of the merger, including proposals for exchange ratios and management of the business of IMCO and Commonwealth as a combined company.

On May 21, 2004, the board of directors of Commonwealth held a meeting with management and its legal and financial advisors to discuss the proposed merger. Representatives of Morgan Stanley, Commonwealth’s financial advisor, reviewed its preliminary valuation methodology, including potential exchange ratios, for the proposed merger.

At a board meeting on May 27, 2004, Citigroup presented information regarding financing alternatives to the IMCO board. In addition, representatives from Fulbright & Jaworski L.L.P. presented an update on the status of negotiations on the merger agreement.

On May 28, 2004, after the boards of directors of Commonwealth and IMCO authorized further negotiations between the companies, representatives of Commonwealth and IMCO discussed the terms of a proposed merger agreement previously provided by IMCO. On June 2, 2004, Commonwealth provided IMCO with its comments to the draft merger agreement previously provided by IMCO. On June 4, 2004, representatives of Commonwealth and IMCO met to discuss the terms of the merger agreement. These negotiations continued through the execution of the merger agreement while the board committees continued discussions regarding the selection of the chief executive officer for the combined company, valuation (exchange ratio methodology), due diligence items and capital and debt structure.

During the course of negotiations, Commonwealth and IMCO engaged in detailed discussions regarding management of the combined company. When it became known that Steven Demetriou would be available to become the chief executive of the combined company, each of the board committees of Commonwealth and IMCO expressed interest in hiring Mr. Demetriou as its chief executive officer. Commonwealth indicated that it would be willing to retain Mr. Demetriou as its chief executive officer whether or not there was to be a transaction with IMCO. Ultimately, Mr. Demetriou (who has been a director of Commonwealth since 2002) became president and chief executive officer of Commonwealth with the understanding that if a transaction between Commonwealth and IMCO were to occur he would be the chairman of the board and chief executive officer of the combined company. On June 10, 2004 the board of directors of IMCO held a meeting with representatives of Citigroup and Fulbright & Jaworski L.L.P. to review the merger agreement, IMCO’s due diligence investigation of Commonwealth and to discuss financial issues relating to the merger. On June 11, 2004, Commonwealth announced that Mr. Demetriou had been appointed as the new president and chief executive officer of Commonwealth, replacing Mr. Kaminski. Because of Mr. Demetriou’s involvement with the negotiations as a member of Commonwealth’s merger board committee, the negotiation process was able to continue without any significant delay in order to update Mr. Demetriou and determine whether he would be in favor of proceeding with the merger.

On June 14, 2004, the board of directors of IMCO held a meeting to discuss the merger agreement in detail with representatives from Fulbright & Jaworski L.L.P.

The board of directors of Commonwealth also met on June 14, 2004. At this meeting, Sullivan & Cromwell LLP, legal advisors to Commonwealth, discussed with the Commonwealth board its duties and responsibilities in connection with the consideration of the proposed merger and discussed with the Commonwealth board the terms of the proposed merger agreement. In addition, Morgan Stanley reviewed with the Commonwealth board financial issues related to the merger. At this meeting, representatives from a commercial financial institution discussed a proposed financing structure to be made available to the combined company to refinance certain existing debt. Subsequently, on June 16, 2004, the same commercial financial institution provided draft letters and terms sheets outlining the proposed financing structure. Following the June 14, 2004 meeting and through the next two days, Mr. Balkcom and Don Navarro, two of IMCO’s directors on the IMCO board committee, held negotiations with Mr. Demetriou and members of the Commonwealth board committee, along with representatives from Morgan Stanley and Citigroup, to negotiate further on the merger agreement and come to final determinations on the post-closing composition of the board and management of the combined company.

On June 16, 2004, the boards of directors of both IMCO and Commonwealth met separately to review with their respective management and legal and financial advisors the status of the negotiations and the proposed terms and conditions of the merger. During the IMCO board meeting, representatives from Fulbright & Jaworski L.L.P. updated the board on changes to the material terms and conditions of the merger agreement previously discussed and reviewed again the legal duties and responsibilities of IMCO’s board in connection with the proposed merger. Citigroup reviewed its financial analysis of the exchange ratio and rendered to IMCO’s board an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 16, 2004, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to IMCO. Following discussion, IMCO’s board unanimously approved the merger agreement, determined that the merger was advisable and in the best interests of IMCO and the holders of IMCO common stock and determined to submit the proposal to issue IMCO shares under the merger agreement to the holders of IMCO common stock for their approval.

During the Commonwealth board meeting, representatives from Sullivan & Cromwell LLP updated the board on revisions to the terms of the merger agreement previously discussed. Morgan Stanley reviewed its financial analyses and rendered to Commonwealth’s board an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 16, 2004, to the effect that, as of that date and based on and subject to the matters described in its opinion, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to the holders of Commonwealth common stock. Following discussion, Commonwealth’s board unanimously determined that the merger was advisable, approved the merger agreement, determined that the terms of the merger agreement and the transactions contemplated by the merger agreement were advisable and fair to and in the best interests of Commonwealth and the holders of Commonwealth common stock, determined to recommend the merger agreement to the holders of Commonwealth common stock for adoption, and recommended that the holders of Commonwealth common stock adopt the merger agreement.

Prior to taking action on the merger agreement, the Commonwealth and IMCO boards, during their respective meetings, requested that their management discuss with potential financing sources the feasibility of obtaining commitment letters with respect to refinancing the companies’ indebtedness. Each company’s management reviewed the financial proposals and the conditions set forth in the proposed term sheet and advised their respective boards as to the feasibility of obtaining commitment letters with respect to refinancing the companies’ indebtedness. Each board took action to approve the merger after being advised by its management that an acceptable commitment letter for financing could not be obtained in a reasonable timeframe, and that in the judgment of each companies’ management, the execution of the merger agreement should take place prior to obtaining any such commitment.

Following the IMCO and Commonwealth board meetings, IMCO and Commonwealth executed the merger agreement and on June 17, 2004 issued a joint press release announcing the execution of the merger agreement.

IMCO’s Reasons for the Merger

The IMCO board believes that the terms of the merger are fair to, and in the best interests of, IMCO and has unanimously approved the merger agreement and the merger and unanimously recommends that IMCO stockholders vote FOR approval of the share issuance.

In reaching its conclusion, the IMCO board considered, among other factors:

•	The efficiencies of a vertical integration of Commonwealth, one of IMCO’s largest customers, into IMCO’s operations;

•	The projected lower combined cost structure of the companies as a result of economies of scale in operations;

•	The financial strength and market reach of the business of IMCO and Commonwealth as a combined company due to larger combined earnings and cash flow, which will provide improved access to capital markets;

•	Greater ability and resources to pursue international expansion and domestic consolidation opportunities;

•	The financial performance and condition, business operations and prospects of each of IMCO and Commonwealth;

•	Greater market capitalization and increased liquidity, leading to anticipated higher volumes of market trading of IMCO stock and greater stability in the stock price;

•	The structure of the transaction and terms of the merger agreement. See “The Merger Agreement” beginning on page 68 of this joint proxy statement/prospectus;

•	Expected combination benefits, including synergies and cost savings that are expected to help increase stockholder value. Both companies expect that cost synergies of $25 million could be achieved within two years after the closing of the merger. See “Forward-Looking Statements” beginning on page 35 of this joint proxy statement/prospectus;

•	The presentation and opinion of Citigroup Global Markets described below, including Citigroup’s conclusion that the merger consideration was fair, from a financial point of view, to IMCO as of the date of its opinion. The Citigroup opinion is based upon and subject to the factors and assumptions, qualifications and limitations set forth therein; and

•	The compatibility of the corporate cultures of both companies, the willingness of Steven Demetriou and his leadership team to serve as executive officers for IMCO and Commonwealth as a combined company and the willingness of four Commonwealth directors to join the board of IMCO and Commonwealth as a combined company following the closing.

In determining that the merger was fair to, and in the best interests of, IMCO, the IMCO board considered the factors above as a whole and did not assign specific or relative weights to those factors. The IMCO board believes that the merger is an opportunity for IMCO stockholders to participate in a combined enterprise that has significantly greater business and financial resources than IMCO would have absent the merger.

Recommendation of the IMCO Board of Directors

After consideration of the factors discussed above, and without assigning specific weight to any specific factor, the IMCO’s board of directors voting on the merger unanimously determined that the terms of the merger are in the best interest of IMCO.

The IMCO board of directors unanimously recommends that IMCO stockholders vote at the IMCO special meeting to approve the issuance of IMCO common stock pursuant to and in accordance with the merger agreement.

Opinion of Citigroup Global Markets Inc., Financial Advisor to IMCO

Citigroup was retained to act as financial advisor to IMCO in connection with the merger. Pursuant to IMCO’s engagement letter agreement with Citigroup, dated March 7, 2003, Citigroup rendered an oral opinion to the IMCO board of directors on June 16, 2004, which opinion was subsequently confirmed in writing, to the effect that, as of the date of the opinion, and based upon and subject to the considerations and limitations set forth in the opinion, Citigroup’s work described below and other factors Citigroup deemed relevant, the exchange ratio was fair, from a financial point of view, to IMCO.

The full text of Citigroup’s opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex B to this document. The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of IMCO common stock are urged to read the Citigroup opinion carefully and in its entirety. The following summary, which is qualified in its entirety by reference to the full text of Citigroup’s opinion, discusses the material terms of the opinion.

The Citigroup opinion was limited solely to the fairness of the exchange ratio from a financial point of view as of the date of the opinion. Neither the Citigroup opinion nor the related analyses constituted a recommendation of the proposed merger to the IMCO board of directors. Citigroup makes no recommendation to any stockholder regarding how such stockholder should vote with respect to the merger.

In arriving at its opinion, Citigroup reviewed the merger agreement, and held discussions with senior officers, directors and other representatives and advisors of IMCO and senior officers, directors and other representatives of Commonwealth concerning the business, operations and prospects of IMCO and Commonwealth. Citigroup examined publicly available business and financial information relating to IMCO and Commonwealth, as well as financial forecasts and other information and data relating to IMCO and Commonwealth which were provided to or otherwise reviewed by or discussed with Citigroup by the respective managements of IMCO and Commonwealth, including information relating to the potential strategic implications and operational benefits anticipated by the managements of IMCO and Commonwealth to result from the merger. Citigroup reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things:

•	current and historical market prices and trading volumes of IMCO common stock and Commonwealth common stock;

•	the historical and projected earnings and other operating data of IMCO and Commonwealth; and

•	the capitalization and financial condition of IMCO and Commonwealth.

Citigroup analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of IMCO and Commonwealth. Citigroup also evaluated the pro forma financial effects of the merger. In addition to the foregoing, Citigroup conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data relating to IMCO and Commonwealth provided to or otherwise reviewed by or discussed with it, Citigroup was advised by the respective managements of IMCO and Commonwealth that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of IMCO and Commonwealth as to the future financial performance of IMCO and

Commonwealth, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the merger and the other matters covered thereby. Citigroup assumed, with the consent of the IMCO board of directors, that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on IMCO or Commonwealth or the contemplated benefits of the merger. Citigroup also assumed, with the consent of the IMCO board of directors, that the merger will be treated as a tax-free reorganization for federal income tax purposes.

Citigroup noted that its opinion relates only to the relative values of IMCO and Commonwealth. Citigroup did not express any opinion as to what the value of the IMCO common stock actually will be when issued pursuant to the merger or the price at which the IMCO common stock will trade at any time. Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of IMCO or Commonwealth, nor did Citigroup make any physical inspection of the properties or assets of IMCO or Commonwealth.

In connection with rendering its opinion, Citigroup was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of IMCO, nor was it requested to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative business strategies or transactions that might exist for IMCO or the effect of any other transaction in which IMCO might engage. Citigroup’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion.

In connection with rendering its opinion, Citigroup made a presentation to the IMCO board of directors on June 16, 2004 with respect to the material analyses performed by Citigroup in evaluating the fairness of the exchange ratio to IMCO as of that date. The following is a summary of that presentation. The summary includes information presented in tabular format. In order to understand fully the financial analyses used by Citigroup, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to June 9, 2004, and is not necessarily indicative of current or future market conditions.

Implied Historical Exchange Ratio Analysis

Citigroup derived implied historical exchange ratios by dividing the closing price per share of Commonwealth common stock by the closing price per share of IMCO common stock for each trading day in the period from June 10, 2002 through June 9, 2004. Citigroup calculated that the implied exchange ratio as of June 9, 2003 was 0.68x. Citigroup also calculated the high, low and average implied exchange ratios for each of the following calendar periods ended June 9, 2004:

	High	Low	Average
Last Three Months	0.96	0.65	0.78
Last Six Months	1.07	0.61	0.82
Last Nine Months	1.07	0.56	0.81
Last Twelve Months	1.07	0.55	0.78
Last Two Years	1.19	0.55	0.79

Citigroup compared the high, low and average historical exchange ratios for each of the calendar periods listed above to the exchange ratio in the merger. Citigroup noted that the exchange ratio in the merger is within the range of the implied historical exchange ratios for each of the calendar periods listed above and is comparable to the average implied historical exchange ratio for each of the calendar periods listed above.

Comparable Companies Analysis

Citigroup compared certain financial, operating and stock market data and forecasted financial information for selected publicly traded companies that Citigroup deemed appropriate to similar information for IMCO and Commonwealth. The comparable companies considered by Citigroup were:

•	Alcoa Inc.

•	Alcan Inc.

•	Mueller Industries, Inc.

•	Quanex Corporation

•	Wolverine Tube, Inc.

In the course of this analysis, the forecasted financial information used by Citigroup for IMCO was based on information provided by IMCO management. The forecasted financial information used by Citigroup for Commonwealth was based on information provided by Commonwealth management, adjusted to (i) remove certain prospective equity investments by Commonwealth, (ii) reflect certain pension and other employee benefit related expenses, and (iii) reflect an effective tax rate of 38%. The forecasted financial information with respect to Commonwealth used by Citigroup in all of its analyses reflects the pro forma effect of Commonwealth’s pending sale of Alflex. The forecasted financial information used by Citigroup for the selected comparable companies was based on information published by I/B/E/S which compiles summaries of financial forecasts published by various investment banking firms.

For each of IMCO, Commonwealth and the selected comparable companies, Citigroup derived and compared, among other things:

•	the ratio of the company’s firm value as of June 14, 2004 to its earnings before interest expense, taxes, depreciation and amortization (EBITDA) for the last twelve-month period (LTM) for which results were available; and

•	the ratio of the company’s firm value as of June 14, 2004 to its estimated EBITDA for calendar year 2004.

Firm value was calculated as the sum of the value of:

•	all shares of common stock, assuming the exercise of all in-the-money options, warrants and convertible securities, less the proceeds from such exercise; plus

•	non-convertible indebtedness; plus

•	non-convertible preferred stock; plus

•	minority interests; plus

•	out-of-the-money convertible securities; minus

•	investments in unconsolidated affiliates and cash.

The following table sets forth the results of this analysis.

	High	Low	Mean
Ratio of Firm Value to LTM EBITDA	13.0x	8.3x	10.4x
Ratio of Firm Value to 2004 Forecasted EBITDA	8.0x	5.9x	7.2x

Based on this analysis, Citigroup derived a reference range for the implied equity value of a share of IMCO common stock of $10.50 to $14.50 and a reference range for the implied equity value of a share of Commonwealth common stock of $6.50 to $9.75. Citigroup further derived an implied exchange ratio based on this analysis of 0.448x to 0.929x. Citigroup noted that the exchange ratio in the merger was within this derived range.

Discounted Cash Flow Analysis

Citigroup performed discounted cash flow analyses for IMCO common stock and Commonwealth common stock. The forecasted financial information used by Citigroup for IMCO common stock was based on information provided by IMCO management. With respect to Commonwealth common stock, Citigroup performed two discounted cash flow analyses; in one analysis, Citigroup used the unadjusted forecasted financial information provided by Commonwealth management; in the other analysis, Citigroup used Commonwealth’s forecasted financial information adjusted as described above. In the course of these analyses, Citigroup calculated the estimated present value of each of IMCO’s and Commonwealth’s unlevered free cash flows for the calendar years 2004 through 2008. Citigroup added to that the estimated present value of the forecasted terminal value of each of IMCO and Commonwealth at the end of 2008. For purposes of this analysis, Citigroup utilized discount rates ranging from 9.0% to 11.0%, and terminal values based on multiples of projected terminal EBITDA at the end of the forecast period ranging from 4.0x to 6.0x for IMCO and 5.0x to 7.0x for Commonwealth. Based on this data, Citigroup derived the following reference ranges of implied equity value per share of IMCO common stock and Commonwealth common stock:

Reference Range
IMCO Common Stock	$10.50 to $14.85
Commonwealth Common Stock Unadjusted Case	$10.75 to $13.90
Commonwealth Common Stock Adjusted Case	$ 6.75 to $ 9.40

Citigroup further derived a reference range of 0.724x to 1.324x for the implied exchange ratio based on Commonwealth management’s unadjusted forecasts and a reference range of 0.455x to 0.895x for the implied exchange ratio based on Commonwealth management’s forecasts as adjusted. Citigroup noted that the exchange ratio in the merger was within both derived ranges.

Accretion/Dilution and Synergy Analyses

Citigroup analyzed the pro forma effect of the transaction on IMCO’s forecasted earnings per share (EPS) for calendar years 2004 through 2008. The forecasted financial information used by Citigroup for IMCO was based on information provided by IMCO management, and the forecasted financial information for Commonwealth was based on information provided by Commonwealth management, adjusted as described above. Among other things, Citigroup assumed, based on management forecasts, that the pre-tax annual operating synergies as a result of the transaction would be $25 million following successful integration; Citigroup further assumed that the business of IMCO and Commonwealth as a combined company would be taxed at a 38% rate and certain existing IMCO and Commonwealth debt would be refinanced. Based on this analysis, Citigroup noted that if 100% of management’s forecasted synergies were realized the transaction would be accretive to IMCO’s forecasted EPS in calendar years 2005 through 2008 and dilutive in calendar year 2004, and if 50% of management’s forecasted synergies were realized the transaction would be accretive to IMCO’s forecasted EPS in calendar years 2005, 2006 and 2008, dilutive in calendar year 2004, and dilutive in calendar year 2007.

Citigroup also derived a pro forma price per share for IMCO common stock using the same management projections for IMCO and Commonwealth described above for 2005 and management’s forecast for synergies resulting from the merger in 2005. Assuming a ratio of firm value to 2005 estimated EBITDA of 6.0x, Citigroup derived a price of $19.45 per share of IMCO common stock assuming 100% realization of management’s projected synergies for 2005 and a price $17.35 per share of IMCO common stock assuming 50% realization of management’s projected synergies for 2005.

Citigroup’s advisory services and opinion were provided for the information of the IMCO board of directors in its evaluation of the merger and did not constitute a recommendation of the merger to IMCO or a recommendation to any holder of IMCO common stock as to how that stockholder should vote on any matters relating to the merger.

The preceding discussion is a summary of the material financial analyses furnished by Citigroup to the IMCO board of directors, but it does not purport to be a complete description of the analyses performed by Citigroup or of its presentation to the IMCO board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Citigroup made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Citigroup believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Citigroup, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Citigroup and its opinion. With regard to the comparable companies analysis summarized above, Citigroup selected comparable public companies on the basis of various factors, including size and similarity of the line of business of the relevant entities; however, no company utilized in this analysis is identical to IMCO or Commonwealth. As a result, this analysis is not purely mathematical, but also takes into account differences in financial and operating characteristics of the subject companies and other factors that could affect the public trading value of the subject companies to which IMCO and Commonwealth are being compared.

In its analyses, Citigroup made numerous assumptions with respect to IMCO, Commonwealth, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of IMCO and Commonwealth. Any estimates contained in Citigroup’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of IMCO, Commonwealth, the IMCO board of directors, the Commonwealth board of directors, Citigroup or any other person assumes responsibility if future results or actual values differ materially from the estimates.

Citigroup’s analyses were prepared solely as part of Citigroup’s analysis of the fairness of the exchange ratio and were provided to the IMCO board of directors in that connection. The opinion of Citigroup was only one of the factors taken into consideration by the IMCO board of directors in making its determination to approve the merger agreement and the merger. See “—IMCO’s Reasons for the Merger” on page 45.

Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. IMCO selected Citigroup to act as its financial advisor to the transaction committee of IMCO in connection with the proposed merger on the basis of Citigroup’s international reputation and Citigroup’s familiarity with IMCO.

Pursuant to its engagement letter with IMCO, Citigroup is entitled to the following fees: (1) $150,000, which became payable upon execution of the engagement letter, (2) $150,000, for each quarter during the term of Citigroup’s engagement, (3) $750,000, which became payable upon delivery of Citigroup’s fairness opinion and (4) $2,750,000, less all fees paid pursuant to the previous clauses, in the event the merger is consummated. Citigroup and its affiliates may also be providing certain financing services to IMCO in connection with the merger for which Citigroup or its affiliates expect to receive compensation. Citigroup and its affiliates in the past have provided, and are currently providing, services to IMCO and Commonwealth unrelated to the proposed merger, for which services Citigroup and its affiliates have received and expect to receive compensation. In the ordinary course of its business, Citigroup and its affiliates may actively trade or hold the securities of IMCO and Commonwealth for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates (including Citigroup Global Markets Inc. and its affiliates) may maintain relationships with IMCO, Commonwealth and their respective affiliates.

Commonwealth’s Reasons for the Merger

The Commonwealth board of directors believes that the merger presents an opportunity to combine two complementary companies to create a highly competitive vertically integrated aluminum recycler and fabricator. The Commonwealth board of directors determined that the merger was consistent with the strategic plans of Commonwealth and was in the best interests of Commonwealth and its stockholders. In reaching the conclusion to unanimously approve and adopt the merger agreement and to recommend that the Commonwealth stockholders vote to adopt the merger agreement, the Commonwealth board of directors considered a number of factors weighing in favor of the merger, including the following:

•	Commonwealth’s and IMCO’s businesses, operations, financial condition, asset quality, earnings and prospects. In particular, Commonwealth’s board of directors considered the following factors:

•	The combined company should have greater key raw materials capabilities than Commonwealth on a stand-alone basis;

•	The expanded scale and scope of the combined company should improve its competitive position;

•	The combined company should be better positioned to pursue future growth opportunities, including an improved ability to expand internationally and to capitalize on other vertical and horizontal consolidation opportunities;

•	The combined company should be able to better utilize its technology to develop new products and solutions; and

•	The combined company will have more diversified end markets than either company alone, reducing end-market concentration.

•	The belief of Commonwealth’s board of directors that the merger should provide both immediate and long-term increases to stockholder value. In particular, Commonwealth’s board of directors considered that:

•	The combined company expects to achieve annual cost savings of approximately $25 million within 18 to 24 months after the merger;

•	The merger is expected to be accretive to earnings per share for Commonwealth’s stockholders upon achieving the annual cost savings referred to immediately above; and

•	The combined company will have the opportunity to reduce its financial leverage over time.

•	The larger size of the combined company will improve its access to the capital markets, as well as increasing the equity market capitalization and liquidity of its stock;

•	The fact that Commonwealth stockholders in the aggregate will represent a significant equity percentage of the combined company;

•	The opinion of Morgan Stanley provided orally on June 16, 2004 and confirmed in writing as of the same date to the effect that the exchange ratio pursuant to the merger agreement was, as of that date, fair from a financial point of view to holders of shares of Commonwealth common stock and the related presentation by and analyses of Morgan Stanley;

•	The results and scope of the due diligence review conducted by and on behalf of Commonwealth relating to IMCO’s businesses and operations;

•	The review by Commonwealth’s board of directors with Sullivan & Cromwell LLP and Morgan Stanley, of the provisions of the merger agreement, including the following:

•	The nature of the closing conditions included in the merger agreement, including the standards for obtaining regulatory consents;

•	The corporate governance arrangements established for the transaction, including the board, board committee and senior executive designations;

•	The provisions of the merger agreement that permit the board of directors of Commonwealth to respond to and engage in discussions or negotiations regarding unsolicited third party acquisition proposals under specified circumstances;

•	The provisions of the merger agreement that permit the board of directors of Commonwealth under specified circumstances to withdraw its recommendation that the stockholders vote in favor of adopting the merger agreement or to recommend a superior proposal to the stockholders; and

•	The provisions of the merger agreement that restrict IMCO’s ability to solicit additional transactions.

The Commonwealth board of directors weighed these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the merger, including the following:

•	The challenges inherent in the combination of two businesses and the possible diversion of management attention during the transition period for the management team;

•	The risk of not capturing all the anticipated synergies between Commonwealth and IMCO and the risk that the other anticipated benefits of the merger might not be realized;

•	The terms of IMCO’s existing 10 3/8% senior secured notes due 2010, which may effectively limit the financing and strategic opportunities of the combined company; and

•	Certain provisions of the merger agreement, including in particular the following:

•	The condition to consummation of the merger that refinancing of certain indebtedness of the two companies be obtained, for which neither company had obtained financing commitments at the time the merger agreement was entered into and the challenges involved in obtaining adequate financing on acceptable terms;

•	The requirement that the Commonwealth board of directors must submit the merger agreement to the Commonwealth stockholders and may not terminate the merger agreement in the event that Commonwealth receives a superior proposal; and

•	The provisions that require Commonwealth to pay a termination fee to IMCO if the merger agreement is terminated under certain circumstances. The Commonwealth board further noted that the termination fee provisions were symmetrical, and would require IMCO to pay the same fee to Commonwealth in parallel circumstances.

After consideration of these factors, the Commonwealth board of directors determined that these risks were significantly outweighed by the potential benefits of the merger.

Although each member of Commonwealth’s board of directors individually considered these and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of Commonwealth and its stockholders.

Recommendation of the Commonwealth Board of Directors

The Commonwealth board of directors unanimously recommends that stockholders of Commonwealth vote “FOR” adoption of the merger agreement.

Opinion of Morgan Stanley & Co. Incorporated, Financial Advisor to Commonwealth

Commonwealth retained Morgan Stanley to provide Commonwealth with financial advisory services in connection with its merger with IMCO. The Commonwealth board of directors selected Morgan Stanley to act as Commonwealth’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Commonwealth. At the meeting of the Commonwealth board of directors on June 16, 2004, Morgan Stanley rendered its oral opinion, subsequently confirmed in a written opinion dated June 16, 2004, that as of June 16, 2004, and subject to and based on the considerations set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Commonwealth common stock.

The full text of Morgan Stanley’s opinion, dated June 16, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley is attached as Annex C to this joint proxy statement/prospectus. We urge you to read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the board of directors of Commonwealth, addresses only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement as of June 16, 2004, and does not address any other aspect of the merger or constitute a recommendation to any Commonwealth stockholder as to how to vote at the special meeting. This summary is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other information of Commonwealth and IMCO;

•	reviewed certain internal financial statements and other financial and operating data concerning Commonwealth and IMCO prepared by management of Commonwealth and IMCO, respectively;

•	reviewed certain financial projections prepared by the management of Commonwealth and by the management of IMCO;

•	discussed the past and current operations and financial condition and the prospects of Commonwealth and IMCO, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Commonwealth and IMCO, respectively;

•	reviewed the pro forma impact of the merger on Commonwealth’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the Commonwealth common stock and the IMCO common stock;

•	compared the financial performance of Commonwealth and IMCO and the prices and trading activity of the Commonwealth common stock and the IMCO common stock with that of certain other publicly-traded companies and their securities;

•	participated in discussions and negotiations among representatives of Commonwealth and IMCO and their financial and legal advisors;

•	discussed certain corporate governance issues regarding Commonwealth and IMCO with representatives of Commonwealth and IMCO and their legal advisors;

•	reviewed financing proposals in connection with the merger and discussed those proposals with Commonwealth management;

•	reviewed the merger agreement; and

•	performed such other analyses and considered such other factors as it deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Commonwealth and IMCO. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, and that the financings necessary to consummate the merger will be consummated on terms substantially as discussed with Morgan Stanley by the management of Commonwealth and will be sufficient to consummate the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Commonwealth or IMCO, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley is not a legal or regulatory expert, and Morgan Stanley relied on the assessments of such experts with respect to such issues. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, June 16, 2004.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

52-week Common Stock Trading Range for Commonwealth and IMCO

Morgan Stanley analyzed the historical closing prices and trading volumes for the common stock of Commonwealth for the period from June 16, 2003 to June 10, 2004. During that time, the lowest closing price for Commonwealth common stock was $4.33 per share and the highest closing price was $11.04 per share. Morgan Stanley noted that the Commonwealth common stock closed at a price of $8.60 per share on June 16, 2004. Morgan Stanley also noted that the implied purchase price of Commonwealth common stock, based on the closing prices of IMCO common stock and Commonwealth common stock on June 16, 2004 and the exchange ratio of 0.815 as set forth in the merger agreement, was $10.95 per share and was near the highest closing price of Commonwealth for the 52-week period.

Morgan Stanley also analyzed the historical closing prices and trading volumes for the common stock of IMCO for the period from June 16, 2003 to June 10, 2004. During that time, the lowest closing price for IMCO common stock was $5.45 per share and the highest closing price was $14.68.

Comparable Companies Analysis

While noting that no comparable public company is exactly identical to Commonwealth or IMCO, Morgan Stanley compared selected financial information for Commonwealth and IMCO with publicly available information for metal processing, manufacturing and fabricating companies with certain characteristics similar to those of Commonwealth and IMCO. Based upon publicly available estimates of certain securities research analysts and using the closing prices as of June 10, 2004, Morgan Stanley calculated, for each of these companies, the stock trading price divided by the earnings per share estimates for calendar years 2004 and 2005 (the “price/earnings” multiple) and the aggregate value divided by the EBITDA estimates for calendar years 2004 and 2005 (the “aggregate value/EBITDA” multiple). The aggregate value of a company was defined as the market value of equity less cash plus the value of any debt (including any receivables purchase agreement), capital lease and preferred stock obligations of the company. For companies whose EBITDA estimates were not available, “N.A.” is shown for the multiple. The following table shows the results of these calculations:

COMPARABLE COMPANIES ANALYSIS—COMMONWEALTH

	Aggregate Value / EBITDA		Price / Earnings
Comparable Company	2004E x	2005E x	2004E x	2005E x
Commonwealth(1)	6.8	5.0	10.9	4.2
IMCO(1)	6.2	6.0	18.9	16.8
Commercial Metals Company	N.A.	N.A.	6.6	6.3
Quanex Corporation	5.9	5.5	12.4	11.4
Steel Dynamics, Inc.	3.9	4.6	6.6	8.1
Steel Technologies Inc.	6.8	6.5	10.1	9.9
Mueller Industries, Inc.	7.4	6.2	18.4	14.7
Wolverine Tube, Inc.	7.7	7.3	24.3	19.3
Owens-Illinois, Inc.	6.4	5.6	10.9	8.5
Reliance Steel & Aluminum Co.	6.8	6.4	10.9	13.0
Silgan Holdings Inc.	6.2	6.2	10.2	10.0
Mean:	6.4	6.0	12.9	11.8
Median:	6.4	6.2	10.9	10.7

(1)	Multiples for Commonwealth and IMCO based on publicly available EBITDA and earnings per share estimates

Using a 2004 aggregate value/EBITDA multiple range between 5.0x and 6.5x implied a Commonwealth common stock price per share between $0.00 and $2.90. Morgan Stanley noted that the implied purchase price for Commonwealth common stock pursuant to the merger agreement as of June 16, 2004 was $10.95 per share.

Using a 2005 aggregate value/EBITDA multiple range between 5.0x and 6.0x implied a Commonwealth common stock price per share between $6.50 and $10.59. Morgan Stanley noted that the implied purchase price for Commonwealth common stock pursuant to the merger agreement as of June 16, 2004 was $10.95 per share.

Using a 2004 price/earnings multiple range between 10.0x and 13.0x implied a Commonwealth common stock price between $1.40 and $1.82 per share. Morgan Stanley noted that the implied purchase price for Commonwealth common stock pursuant to the merger agreement as of June 16, 2004 was $10.95 per share.

Using a 2005 price/earnings multiple range between 9.0x and 11.0x implied a Commonwealth common stock price between $10.44 and $12.76 per share. Morgan Stanley noted that the implied purchase price for Commonwealth common stock pursuant to the merger agreement as of June 16, 2004 was $10.95 per share.

COMPARABLE COMPANIES ANALYSIS—IMCO

	Aggregate Value / EBITDA		Price / Earnings
Comparable Company	2004E x	2005E x	2004E x	2005E x
IMCO(1)	6.2	6.0	18.9	16.8
Commonwealth(1)	6.8	5.0	10.9	4.2
Commercial Metals Company	N.A.	N.A.	6.6	6.3
Steel Technologies Inc.	6.8	6.5	10.1	9.9
Mueller Industries, Inc.	7.4	6.2	18.4	14.7
Wolverine Tube, Inc.	7.7	7.3	24.3	19.3
Mean:	7.2	6.3	14.1	10.9
Median:	7.2	6.3	12.5	10.4

(1)	Multiples for Commonwealth and IMCO based on publicly available EBITDA and earnings per share estimates

Using a 2004 aggregate value/EBITDA multiple range between 6.0x and 7.0x implied an IMCO common stock price between $11.22 and $15.65 per share. Morgan Stanley noted that the closing price of IMCO common stock was $13.43 per share on June 16, 2004.

Using a 2005 aggregate value/EBITDA multiple range between 5.5x and 6.5x implied an IMCO common stock price between $11.56 and $16.45 per share. Morgan Stanley noted that the closing price of IMCO common stock was $13.43 per share on June 16, 2004.

Using a 2004 price/earnings multiple range between 10.0x and 17.0x implied an IMCO common stock price per share between $6.90 and $11.73. Morgan Stanley noted that the closing price of IMCO common stock was $13.43 per share on June 16, 2004.

Using a 2005 price/earnings multiple range between 10.0x and 15.0x implied an IMCO common stock price per share between $8.30 and $12.45. Morgan Stanley noted that the closing price of IMCO common stock was $13.43 per share on June 16, 2004.

No company included in the comparable company analysis is identical to Commonwealth or IMCO. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Commonwealth or IMCO, such as the impact of competition on the business of Commonwealth or IMCO and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Commonwealth or IMCO or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, or the high or low, is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis for each of Commonwealth and IMCO. The financial information used to complete this analysis was based on financial projections provided to Morgan Stanley by the management of Commonwealth and IMCO, respectively. In each case, Morgan Stanley calculated the present value of the unlevered free cash flows for the period beginning October 1, 2004 and ending on December 31, 2008. Morgan Stanley added to this amount the present value of a “terminal value,” an amount calculated by multiplying the company’s projected EBITDA for 2008 by an aggregate value/EBITDA multiple. Morgan Stanley calculated terminal values for Commonwealth by utilizing aggregate value/EBITDA multiples of 5.0x and 6.0x and calculated terminal values for IMCO by utilizing aggregate value/EBITDA multiples of 6.0x and 7.0x. For purposes of this analysis, Morgan Stanley used discounted rates ranging from 9% to 11% for both Commonwealth and IMCO. For purposes of this analysis, Morgan Stanley used a 40% statutory tax rate for Commonwealth and included the projected utilization of tax net operating loss carryforwards in unlevered free cash flow. The following table summarizes the results of this analysis:

Discounted Cash Flow Analysis – Price Per Share	Discount Rates
	11%	9%
Commonwealth Range: 5.0x – 6.0x terminal multiple	$9.89	$13.97
IMCO Range: 6.0x – 7.0x terminal multiple	$15.97	$22.17
Implied Exchange Ratio Range	0.61x	0.62x

Morgan Stanley noted that the implied purchase price for Commonwealth commons stock pursuant to the merger agreement as of June 16, 2004 was $10.95 per share.

Morgan Stanley also noted that IMCO’s share price was $13.43 per share as of June 16, 2004.

Morgan Stanley then compared the range of implied share prices for Commonwealth and for IMCO based upon the discounted cash flow analysis described above to derive a range of implied exchange ratios. This analysis indicated a range of exchange ratios of 0.61 to 0.62. Morgan Stanley noted that the exchange ratio set as forth in the merger agreement was 0.815.

Historical Exchange Ratio

Morgan Stanley analyzed the relative share prices for the common stock of Commonwealth and IMCO for the period from January 1, 1998 to June 16, 2004. The following table summarizes the results of the analysis.

Time Period	Commonwealth Share Price	IMCO Share Price	Implied Exchange Ratio	Premium at 0.815 Exchange Ratio
June 16, 2004	$8.60	$13.43	0.640	27.3%
30-day Average	$8.86	$12.53	0.712	14.5%
6-month Average	$7.97	$9.91	0.811	0.5%
1-year Average	$6.73	$8.63	0.778	4.7%
2-year Average	$6.21	$7.94	0.790	3.1%

Morgan Stanley noted that the exchange ratio as set forth in the merger agreement was 0.815.

Relative Contribution Analysis

Morgan Stanley performed a relative contribution analysis to determine how the equity contribution of Commonwealth to the combined company and implied exchange ratio, based on the various operating and financial measurement factors described below, compared to the percentage of the total equity of the combined company that Commonwealth stockholders would receive as a result of the merger and the exchange ratio as set forth in the merger agreement. In performing this analysis, Morgan Stanley compared the pro forma contribution of each of Commonwealth and IMCO to the combined company, assuming completion of the merger, on a historical and projected basis using projections provided by Commonwealth and IMCO management. Morgan Stanley considered the following measurement factors for each of 2000, 2001, 2002, 2003 and estimated 2004:

•	EBITDA

•	Cash Flow

•	Net Income

The following table presents the results of that analysis. In cases where either company’s financial results are negative, not meaningful (“N.M.”) is shown for the relative contribution and implied exchange ratio:

	Commonwealth(1)	IMCO(1)	Relative Contribution		Implied Exchange Ratio
			Commonwealth	IMCO
EBITDA	$MM	$MM
2000A	$64.8	$63.2	50.6%	49.4%	0.98x
2001A	$17.6	$51.3	25.5%	74.5%	0.34x
2002A	$39.4	$56.0	41.3%	58.7%	0.68x
2003A	$38.8	$54.9	41.4%	58.6%	0.69x
2004E	$39.7	$70.7	36.0%	64.0%	0.55x

Cash Flow(2)
2000A	$40.6	$29.5	57.9%	42.1%	1.29x
2001A	$9.0	$26.9	25.0%	75.0%	0.33x
2002A	$26.6	$37.2	41.7%	58.3%	0.69x
2003A	$23.7	$40.0	37.1%	62.9%	0.58x
2004E	$26.2	$44.2	37.2%	62.8%	0.58x

Net Income(3)
2000A	$5.4	$2.3	70.0%	30.0%	2.14x
2001A	($22.6)	($0.8)	N.M.	N.M.	N.M.
2002A	$6.5	$9.5	40.6%	59.4%	0.67x
2003A	$3.8	$5.7	39.9%	60.1%	0.65x
2004E	$1.2	$11.0	10.1%	89.9%	0.11x

(footnotes on following page)

(1)	Commonwealth historical and projected figures pro forma for Commonwealth’s announced sale of its Alflex subsidiary. IMCO historical and projected figures pro forma to reflect full ownership of VAW-IMCO.

(2)	Defined as net income plus depreciation, amortization and cash benefit from net operating losses.

(3)	Excludes cumulative change in accounting principle and extraordinary items. Commonwealth net income calculated with 40% statutory tax rate.

Morgan Stanley noted that the merger exchange ratio was 0.815 and that the percentage ownership of Commonwealth stockholders based on that ratio was approximately 46%.

Pro Forma Analysis of the Merger

Morgan Stanley analyzed the pro forma impact of the merger on estimated earnings per share for Commonwealth for 2004, 2005 and 2006. The pro forma results were calculated as if the merger closed on September 30, 2004 and were based on financial information provided to Morgan Stanley by the management of Commonwealth and IMCO. The following table presents the estimated Commonwealth earnings per share accretion/(dilution) based on the exchange ratio of 0.815 as set forth in the merger agreement. The analysis includes the impact of synergies estimated by management of Commonwealth and IMCO.

	Accretion / Dilution to Commonwealth Stockholders(1)
Commonwealth Pro Forma Ownership(2)	2005E	2006E
45.9%	2.9%	30.9%

(1)	Analysis excludes the impact of one-time transactions adjustments, costs and fees

(2)	Pro forma ownership used to determine Commonwealth stockholders’ portion of the combined company’s earnings

Premium Analysis

Morgan Stanley analyzed the Commonwealth share price implied by its ownership of the combined entity, assuming two valuation scenarios for the combined company: (a) investors do not ascribe any incremental value to the combined company relative to the standalone entities; and (b) investors ascribe a valuation multiple to the expected pre-tax synergies and that the value of the synergies increases the equity value of the combined company compared to scenario (a) by $120 million. Morgan Stanley compared the implied share price resulting from (a) and (b) to (i) the closing price of Commonwealth common stock of $8.60 and the implied purchase price of $10.95 on June 16, 2004 and (ii) the average price of Commonwealth common stock of $7.97 and the implied purchase price of $8.08 for the average of the six months prior to June 16, 2004. The following table presents the results of this analysis:

	Premium to Commonwealth Share Price
	June 16, 2004	6-month Average
Nominal Premium	27.3%	1.3%
Premium—Scenario (a), no valuation for synergies	14.4%	0.7%
Premium—Scenario (b), $120 million valuation for synergies	53.0%	43.1%

In connection with the review of the merger by Commonwealth’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley’s view of the actual value of Commonwealth and IMCO.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Commonwealth and IMCO. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Morgan Stanley’s analysis of the exchange ratio pursuant to the merger agreement from a financial point of view to the holders of Commonwealth common stock and were conducted in connection with the delivery by Morgan Stanley of its opinion dated June 16, 2004 to the board of directors of Commonwealth. Morgan Stanley’s analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of IMCO might actually trade. The merger consideration in the merger was determined through arm’s-length negotiations between Commonwealth and IMCO and the merger agreement was adopted by Commonwealth’s board of directors. Morgan Stanley did not recommend that any given merger consideration constituted the only appropriate merger consideration for the merger.

In addition, Morgan Stanley’s opinion and its presentation to Commonwealth’s board of directors was one of many factors taken into consideration by Commonwealth’s board of directors in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the decision of Commonwealth’s board of directors with respect to the merger or of whether Commonwealth’s board of directors would have been willing to agree to a different exchange ratio.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, Morgan Stanley may from time to time trade in the securities, indebtedness, commodities or currencies or derivatives thereof, of Commonwealth and IMCO for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such instruments for any such account.

In connection with the financial advisory services provided to Commonwealth relating to the merger, Commonwealth has agreed to pay Morgan Stanley a customary fee upon completion of the transaction. Commonwealth has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

Interests of Certain Persons in the Merger

Commonwealth Directors and Officers

In considering the recommendation of the Commonwealth board of directors with respect to the merger, Commonwealth stockholders should be aware that some directors and officers have interests in the merger that are different from Commonwealth stockholders generally. The Commonwealth board of directors was aware of these interests and took them into account in approving the merger, including the following:

•	Under the terms of the merger agreement, Mr. Demetriou, currently Commonwealth’s president and chief executive officer and a member of the board of directors of Commonwealth, will be appointed chief executive officer and chairman of the board of IMCO after the merger, and four other members of the current Commonwealth board will be appointed directors of IMCO after the merger;

•	Commonwealth option holders (a group which includes many officers and directors of Commonwealth) will have all of their stock options vest at the effective time of the merger. However, options held by Messrs. Demetriou, Friday, Clegg and Stack will not vest at that time and will remain subject to their usual vesting schedule;

•	Certain officers of Commonwealth are party to a change in control severance agreement that will be effective upon consummation of the merger. See “—Commonwealth Severance Agreements” below;

•	Under the merger agreement, IMCO has agreed to indemnify and hold harmless all past and present officers and directors of Commonwealth for acts or omissions occurring at and prior to the effective time of the merger and to promptly advance reasonable litigation expenses incurred by these officers and directors in connection with investigating, preparing and defending any action arising out of these acts or omissions;

•	For a period of six years after the effective time of the merger, IMCO has agreed that it will provide Commonwealth’s current officers and directors with an insurance and indemnification policy that provides for coverage of events occurring prior to the effective time that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. However, IMCO will not be required to pay an annual premium for this insurance in excess of $1.6 million;

•	Three former officers of Commonwealth who were involved in discussions culminating in the merger agreement have received cash severance payments of approximately $5.7 million in the aggregate (including, for two of these officers, amounts paid in respect of forfeited stock options), following their resignation as officers of Commonwealth. Additionally, Commonwealth is responsible for excise tax gross-up payments, if any, in connection with these severance payments.

Commonwealth Severance Agreements

Certain officers of Commonwealth (including William Toler, William Witherspoon, Henry Del Castillo, Donald Marsh, and John Wasz) are party to a change in control severance agreement that will be effective upon consummation of the merger. If the officer terminates employment during the two year period following the merger for any reason other than for cause, death or disability, or if the officer terminates his employment for good reason (each as defined in his change in control severance agreement), or for any reason during the 30 day period following the first anniversary of the merger, the officer will be entitled to severance compensation as follows:

•	a lump sum payment in an amount equal to one-and-one-half times (for Messrs. Toler, Witherspoon and Del Castillo) or three times (for Messrs. Marsh and Wasz) the sum of his base salary (at the highest rate in effect for any period within the past twelve months prior to his termination date) plus highest of (1) the target bonus for the fiscal year in which a change in control occurs or (2) the target bonus for the fiscal year in which the termination occurs or (3) the highest bonus earned by him in respect of the three fiscal years prior to the change in control;

•	a lump sum payment of a pro-rata portion of the annual bonus pay (based on the greater of (1) the target bonus for the fiscal year in which a change in control occurs and (2) the target bonus for the fiscal year in which the termination occurs) and any compensation previously deferred by the officer under a non-qualified plan;

•	continued welfare benefits for 18 months (for each of Messrs. Toler, Witherspoon and Del Castillo) or 36 months (for each of Messrs. Marsh and Wasz) following his termination date; and

•	reimbursement for any excise tax liability imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), or any interest or penalties incurred with respect to such excise tax in an amount such that after payment by the respective officer of all taxes, said officer retains an amount equal to the amount of the excise tax.

Cash payments in an approximate aggregate amount of $6 million would be made to Messrs. Marsh, Del Castillo, Wasz, Witherspoon and Toler if these executives terminated employment immediately after the consummation of the merger (estimated for purposes of these calculations to occur in mid-September 2004) under circumstances described above that would entitle them to severance.

Steven Demetriou, Michael Friday, Sean Stack and Christopher Clegg each have an agreement with Commonwealth that provides that if he is terminated without cause (as defined in his agreement), in the absence of any future change in control, he will be entitled to severance compensation as follows:

•	a lump sum payment in an amount equal to two times (for Mr. Demetriou) or one-and-one-half times (for Messrs. Friday, Stack and Clegg) the sum of his base pay plus his target bonus; and

•	continued welfare benefits for 24 months (for Mr. Demetriou) or 18 months (for Messrs. Friday, Stack and Clegg) following his termination date;

Messrs. Demetriou, Friday, Stack and Clegg each is a party to a change in control severance agreement that would take effect only on a change in control that occurs after the consummation of the merger. Under this severance agreement, if his employment terminates during the two year period following such future change in control for any reason other than for cause, death or disability, or if the officer terminates his employment for good reason (each as defined in his change in control severance agreement), the officer will be entitled to severance compensation as follows:

•	a lump sum payment in an amount equal to three times (for Mr. Demetriou) or two times (for Messrs. Friday, Stack and Clegg) the sum of his base salary (at the highest rate in effect for any period within the past twelve months prior to his termination date) plus highest of (1) the target bonus for the fiscal year in which a change in control occurs or (2) the target bonus for the fiscal year in which the termination occurs or (3) the highest bonus earned by him in respect of the three fiscal years prior to the change in control;

•	a lump sum payment of a pro-rata portion of the annual bonus pay (based on the greater of (1) the target bonus for the fiscal year in which a change in control occurs and (2) the target bonus for the fiscal year in which the termination occurs) and any compensation previously deferred by the officer under a non-qualified plan;

•	continued welfare benefits for 36 months (for Mr. Demetriou) or 24 months (for Messrs. Friday, Stack and Clegg) following his termination date; and

•	reimbursement for any excise tax liability imposed by Section 4999 of the Code, or any interest or penalties incurred with respect to such excise tax in an amount such that after payment by the respective officer of all taxes, said officer retains an amount equal to the amount of the excise tax.

IMCO Directors and Officers

In considering the recommendation of the IMCO board of directors with respect to the merger and issuance of IMCO common stock in the merger, you should be aware that some directors and officers have interests in the merger that are different from the stockholders of IMCO and Commonwealth generally. The IMCO board was aware of these interests and took them into account in recommending the merger and approving the issuance of IMCO common stock in the merger.

•	Under the terms of the merger agreement, four of the six members of the IMCO board will continue as directors of IMCO following the merger.

•	The parties intend that the lead independent director of the combined company will be one of the four members of the IMCO board who continues as a director of IMCO following the merger.

•	Under the terms of employment agreements between IMCO and certain of its officers, if an officer’s employment with IMCO is terminated during a period following completion of the merger (as defined in the officer’s employment agreement), that officer is entitled to certain severance benefits. See “The Merger—Interests of Certain Persons in the Merger—IMCO Severance Arrangements.”

•	Under the terms of certain restricted stock agreements between IMCO and its interim chief executive officer and its chief financial officer, the vesting of 90,000 shares and 240,000 shares, respectively, of restricted stock will accelerate automatically on completion of the merger, regardless of whether the employment for either of those two individuals terminates.

IMCO Severance Arrangements

A number of IMCO’s officers are parties to employment agreements with IMCO that provide for change in control severance provisions and post-employment consulting services. These arrangements provide that on completion of the merger, if the employment of any of these officers is terminated (1) by IMCO for any reason other than for cause (as defined in his employment agreement) or as a result of the officer’s death or disability on or after the date which is 90 days prior to the change in control, (2) by the officer for good reason (as defined in his employment agreement) during a two-year period following the merger, and (3) in the case of Paul V. Dufour only, by resignation or termination of Mr. Dufour (other than for cause or as a result of his death or disability) within a 30-day period beginning on the first anniversary date of the completion of the merger, the officer will be entitled to severance compensation as follows:

•	payments in an amount equal to 2.99 times (for Messrs. Kerr and Dufour), 2.00 times (for Robert R. Holian, Joseph M. Byers, and David C. Rosenblum) and 1.50 times (for Mark Mantooth), the officer’s “base amount” (as that term is defined under Section 280G under the Code), payable in a lump sum or over a 23-month period (for Messrs. Dufour, Kerr & Rosenblum) and a 12-month period (for Messrs. Holian, Byers and Mantooth); and

•	for the lesser of 12 months (Mr. Mantooth), 18 months (Messrs. Holian, Byers and Rosenblum), 24 months (Mr. Kerr) and 36 months (Mr. Dufour) or until the officer obtains comparable coverage through a subsequent employer, welfare benefits substantially similar to those that he was receiving or entitled to receive immediately prior to the termination.

Cash payments in an approximate aggregate amount of $3.9 million would be made to Messrs. Kerr, Dufour, Holian, Byers, Rosenblum and Mantooth under the above described agreements if their employment is terminated after the merger.

Accounting Treatment

The merger will be accounted for as a business combination using the “purchase” method of accounting for business combinations. IMCO will be the acquirer for financial accounting purposes.

Anticipated Financing

IMCO and Commonwealth are continuing to review various alternatives with respect to the financing required to refinance Commonwealth’s 10¾% senior subordinated notes due 2006, refinance Commonwealth’s obligations under its receivables purchase agreement and senior revolving credit facility, and refinance outstanding indebtedness under IMCO’s senior revolving credit facility.

Any such financing required may consist of public or private offerings of equity or debt, or a combination thereof. Neither IMCO nor Commonwealth currently have commitments from any lender or other financing source. While IMCO and Commonwealth expect to be able to obtain the necessary financing to refinance the obligations listed above, no assurance can be given that IMCO and Commonwealth will successfully obtain the financing required to complete the merger, or if obtained, that such financing will be available on terms favorable to the combined company.

Regulatory Matters

Under the Hart-Scott-Rodino Act, the merger may not be completed unless IMCO and Commonwealth file premerger notification and report forms with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and the waiting period under the HSR Act expires or is earlier terminated. On                              , 2004, IMCO and Commonwealth submitted the regulatory filings to the U.S. Federal Trade Commission and the Antitrust Division. The waiting period under the HSR Act will expire 30 days after the companies substantially comply with any request from the FTC or the Justice Department, unless early termination of the waiting period before that time is received.

Each state and foreign country in which IMCO or Commonwealth has operations also may review the merger under state or foreign antitrust laws. On                              , 2004, IMCO and Commonwealth submitted the filing to the German Federal Cartel Office. The German authorities must respond within 30 days of the filing. At any time before the effective time of the merger, the Federal Trade Commission, the Antitrust Division, a state or non-U.S. governmental authority or a private person or an entity could seek under the antitrust laws, among other things, to enjoin the merger or to cause IMCO or Commonwealth to divest assets or businesses as a condition to completion of the merger. If a challenge to the merger is made, IMCO and Commonwealth may not prevail. The obligations of IMCO and Commonwealth to consummate the merger are subject to the condition that there be no order or injunction of a U.S. or non-U.S. court of competent jurisdiction or other governmental authority that prohibits the consummation of the merger. Other than as we describe in this document, the merger does not require the approval of any other U.S. federal or state or foreign agency.

Appraisal and Dissenters’ Rights

Under Delaware law, because the shares of Commonwealth common stock are listed on the Nasdaq National Market and the merger consideration consists of shares of IMCO common stock that will remain listed on the NYSE after the merger, Commonwealth stockholders will not have dissenters’ rights to an appraisal of their shares of Commonwealth common stock in connection with the merger.

Delisting and Deregistration of Commonwealth Common Stock

If the merger is completed, the shares of Commonwealth common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934. The stockholders of Commonwealth will become stockholders of IMCO and their rights as stockholders will be governed by IMCO’s certificate of incorporation and bylaws and by the laws of the State of Delaware. See “Comparison of Stockholders’ Rights” beginning on page 99 of this joint proxy statement/prospectus. We expect that IMCO will be renamed promptly following the merger.

Federal Securities Laws Consequences; Resale Restrictions

All shares of IMCO common stock that will be distributed to Commonwealth stockholders in the merger will be freely transferable, except for restrictions applicable to “affiliates” of Commonwealth or IMCO. Persons who are deemed to be affiliates of Commonwealth may resell IMCO shares received by them only in transactions permitted by the resale provisions of Rule 145 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Commonwealth generally include executive officers, directors and significant stockholders of Commonwealth. Persons who are deemed to be affiliates of IMCO may resell IMCO shares received by them only in transactions permitted by the resale provisions of Rule 144 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of IMCO generally include executive officers, directors and significant stockholders of IMCO. The merger agreement requires Commonwealth to cause each of its directors and executive officers who Commonwealth believes may be deemed to be affiliates of Commonwealth to execute a written agreement to the effect that those persons will not sell, assign or transfer any of the IMCO shares issued to them in the merger unless that sale, assignment or transfer has been registered under the Securities Act of 1933, is in conformity with Rule 145 or is otherwise exempt from the registration requirements under the Securities Act of 1933.

This joint proxy statement/prospectus does not cover any resales of the IMCO shares to be received by Commonwealth’s stockholders in the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of the merger to U.S. holders. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, court decisions, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to holders who hold Commonwealth shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of their particular circumstances or to holders who may be subject to special treatment under U.S. federal income tax laws, such as tax exempt organizations, foreign persons or entities, financial institutions, insurance companies, broker-dealers, holders who hold Commonwealth shares as part of a hedge, straddle, wash sale, synthetic security, conversion transaction, or other integrated investment comprised of Commonwealth shares and one or more investments, holders with a “functional currency” (as defined in the Code) other than the U.S. dollar, and persons who acquired Commonwealth shares in compensatory transactions. Further, this discussion does not address any aspect of state, local or foreign taxation. No ruling has been or will be obtained from the Internal Revenue Service regarding any matter relating to the merger and no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any of the tax aspects described below. Holders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws.

As used in this summary, a “U.S. holder” includes:

•	an individual U.S. citizen or resident alien;

•	a corporation, partnership or other entity created or organized under U.S. law (federal or state);

•	an estate whose worldwide income is subject to U.S. federal income tax; or

•	a trust if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Commonwealth shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of Commonwealth shares that are partnerships and partners in such partnerships are urged to consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of Commonwealth shares in the merger.

This summary is not a substitute for an individual analysis of the tax consequences of the merger to you. We urge you to consult a tax advisor regarding the particular federal, state, local and foreign tax consequences of the merger in light of your own situation.

Fulbright & Jaworski L.L.P., counsel to IMCO, and Sullivan & Cromwell LLP, counsel to Commonwealth, will deliver opinions, dated the date of this joint proxy statement/prospectus, to IMCO and Commonwealth, respectively, to the effect that, among other things, if the merger is consummated in accordance with the merger agreement, the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the closing of the merger that these opinions are reaffirmed as of the closing date. If certain events, some of which are described below, occur between the date of this joint proxy statement/prospectus and the closing of the merger, each counsel may be unable to reaffirm its opinion.

The opinions of Fulbright & Jaworski L.L.P. and Sullivan & Cromwell LLP, which are required as a condition to closing the merger, are and will be based on U.S. federal income tax law in effect as of the date of the opinions. An opinion of counsel is not binding on the Internal Revenue Service or any court and the Internal Revenue Service may challenge some or all of the conclusions set forth in these opinions. In rendering the opinions, Fulbright & Jaworski L.L.P. and Sullivan & Cromwell LLP will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger strictly in accordance with the merger agreement and this joint proxy statement/prospectus. The opinions will also rely upon certain representations and covenants of IMCO and Commonwealth, including the representation that no consideration other than IMCO shares will be delivered in exchange for the Commonwealth shares, and the opinions will assume that these representations are true, correct and complete without regard to any knowledge limitation, and that these covenants will be complied with. If any of these assumptions or representations are inaccurate in any way, or any of the covenants are not complied with, each counsel may be unable to reaffirm its opinion.

Tax Consequences of the Merger to U.S. Holders of Commonwealth Common Stock

The Merger

Assuming the merger qualifies as a “reorganization” under Section 368(a) of the Code, the U.S. federal income tax consequences will include the following:

•	No gain or loss will be recognized by IMCO or Commonwealth as a result of the merger;

•	No gain or loss will be recognized by Commonwealth stockholders who exchange all of their Commonwealth shares for IMCO shares in the merger;

•	The tax basis of the IMCO shares received by a Commonwealth stockholder in the merger (including any fractional share not actually received) will be the same as the tax basis of the Commonwealth shares surrendered in exchange therefore;

•	The holding period of the IMCO shares received by a Commonwealth stockholder in the merger will include the holding period of the Commonwealth shares surrendered in exchange therefore; and

•	A cash payment in lieu of a fractional share will be treated as if a fractional share of IMCO shares had been received in the merger and then redeemed by IMCO. Such redemption should qualify as a distribution in full payment in exchange for the fractional share rather than as a distribution of a dividend. Accordingly, a Commonwealth stockholder receiving cash in lieu of a fractional share will recognize gain or loss upon such payment in an amount equal to the difference, if any, between such Commonwealth stockholder’s basis in the fractional share and the amount of cash received.

In the event that the merger were held not to qualify as a reorganization under Section 368(a) of the Code, a Commonwealth stockholder would recognize gain or loss in an amount equal to the difference between the stockholder’s basis in his or her shares and the fair market value, as of the effective date of the merger, of the IMCO shares received in exchange therefore. In such event, the stockholder’s basis in the IMCO shares so received would be equal to its fair market value as of the effective date of the merger, and the holding period for such stock would begin on the day after the effective date of the merger.

Backup Withholding

United States federal income tax law requires that a holder of Commonwealth shares provide the exchange agent with his or her correct taxpayer identification number, which is, in the case of a U.S. holder who is an individual, a social security number, or, in the alternative, establish a basis for exemption from backup withholding. Exempt holders, including, among others, corporations and some foreign individuals, are not subject to backup withholding and reporting requirements. If the correct taxpayer identification number or an adequate basis for exemption is not provided, a holder will be subject to backup withholding on any reportable payment. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a credit against that U.S. holder’s U.S. federal income tax and may entitle the U.S. holder to a refund, if the required information is furnished to the Internal Revenue Service.

To prevent backup withholding, each holder of Commonwealth shares must complete the Substitute Form W-9 which will be provided by the exchange agent with the transmittal letter and certify under penalties of perjury that:

•	the taxpayer identification number provided is correct or that the holder is awaiting a taxpayer identification number, and

•	the holder is not subject to backup withholding because

•	the holder is exempt from backup withholding,

•	the holder has not been notified by the Internal Revenue Service that he or she is subject to backup withholding as a result of the failure to report all interest or dividends, or

•	the Internal Revenue Service has notified the holder that he or she is no longer subject to backup withholding.

The Substitute Form W-9 must be completed, signed and returned to the exchange agent.

Information Reporting

Commonwealth stockholders receiving IMCO shares in the merger should file a statement with their U.S. federal income tax return setting forth their adjusted tax basis in Commonwealth shares exchanged in the merger, as well as the fair market value of the IMCO shares received in the merger. In addition, Commonwealth stockholders will be required to retain permanent records of these facts relating to the merger.

The U.S. federal income tax consequences summarized above are for general information only. We urge each Commonwealth stockholder to consult a tax adviser as to the particular consequences of the merger that may apply to such stockholder, including the application of federal, state, local and other foreign tax laws.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated in this joint proxy statement/prospectus by reference. We encourage you to read the merger agreement because it, and not this document, is the legal document that governs the merger.

The Merger

Upon the terms and subject to the conditions of the merger agreement, and in accordance with the DGCL, at the effective time of the merger, Merger Sub will merge with and into Commonwealth. Commonwealth will continue as the surviving company and an indirect wholly owned subsidiary of IMCO and the separate corporate existence of Merger Sub will cease.

The closing of the merger will occur on the third business day following the day on which all conditions to the merger, other than those conditions that by their nature are to be satisfied at the closing, have been satisfied or waived, unless the parties agree on another time.

Contemporaneously with the closing of the merger, Commonwealth and IMCO will cause a certificate of merger to be filed with the Secretary of State of the State of Delaware. The effective time of the merger will be the time the certificate of merger is filed with the Secretary of State of the State of Delaware or at a later time as we may agree and specify in the certificate of merger.

Merger Consideration

Upon the effectiveness of the merger, each share of Commonwealth common stock (other than any shares owned directly or indirectly by Merger Sub and IMCO or any direct or indirect wholly owned subsidiary of IMCO or of Commonwealth and those shares held in the treasury of Commonwealth) will be converted into the right to receive 0.815 shares of IMCO common stock.

No fractional shares of IMCO common stock will be issued in the merger and cash will be paid in lieu of fractional shares. The amount of cash paid will be an amount equal to the resulting fraction multiplied by the average of the per share closing prices on the New York Stock Exchange of shares of IMCO common stock during the ten consecutive trading days ending on (and including) the trading day immediately preceding the closing date of the merger and will be paid without interest.

Exchange Procedures

As promptly as practicable after the effective time of the merger, IMCO will deposit with the exchange agent, for the benefit of the holders of Commonwealth common stock, certificates representing shares of IMCO common stock sufficient to effect the conversion of Commonwealth common stock into shares of IMCO common stock. IMCO will also make funds available to the exchange agent from time to time after the effective time of the merger as required to pay any cash instead of fractional shares or any dividends or other distributions declared by IMCO on shares of IMCO common stock with a record date after the effective time of the merger.

As promptly as practicable (but no later than five business days) after the effective time of the merger, IMCO is required to cause the exchange agent to mail to each person who was, at the effective time, a holder of record of Commonwealth shares entitled to receive the merger consideration, a letter of transmittal and instructions to surrender Commonwealth stock. Upon surrender to the exchange agent of a certificate representing Commonwealth shares for cancellation, together with the letter of transmittal, the holder of the Commonwealth shares will receive the shares of IMCO common stock which the holder has the right to receive and cash in lieu of any fractional shares.

At the effective time of the merger, the stock transfer books of Commonwealth will be closed and no further registration of or transfers of Commonwealth common stock will be made. If, after the effective time, valid Commonwealth stock certificates are presented to the exchange agent or IMCO for any reason, they will be cancelled and exchanged as described above to the extent allowed by applicable law.

Termination of Exchange Fund

The exchange agent will deliver to IMCO any shares of IMCO common stock to be issued in the merger, cash in lieu of fractional shares in connection with the merger or to pay dividends or other distributions on IMCO shares to be issued in the merger that are not claimed by former Commonwealth stockholders within one year after the effective time of the merger. Thereafter, former Commonwealth stockholders shall look only to IMCO for payment of their shares of IMCO common stock, cash in lieu of fractional shares and unpaid dividends and distributions. None of the exchange agent, IMCO, or the surviving corporation will be liable to any former Commonwealth stockholder for any shares or dividends or distributions with respect thereto, or cash delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Treatment of Commonwealth Stock Options

Pursuant to separate agreements the vesting of all stock options awarded to Steven J. Demetriou, Michael D. Friday, Christopher R. Clegg and Sean M. Stack, all under Commonwealth’s 1997 Stock Incentive Plan, as amended and restated, will not accelerate as a result of the merger. These options will remain outstanding following the merger and will be subject to the same terms, conditions and vesting periods as before the merger. All other options outstanding under Commonwealth’s 1995 Stock Incentive Plan, as amended and restated and its 1997 Stock Incentive Plan, whether or not exercisable and whether or not vested at the effective time of the merger, will, in accordance with the terms of such plans, be fully vested and exercisable upon, and shall remain outstanding following the effective time of the merger in accordance with the terms of the plans under which they were issued. At the effective time of the merger, all such options will be assumed by IMCO under section 424(a) of the Internal Revenue Code. From and after the effective time of the merger, each option will be exercisable upon the same terms and conditions as were applicable under the applicable Commonwealth stock incentive plan and the applicable option agreement thereunder immediately prior to the effective time of the merger. Each option will be exercisable for and represent the right to acquire that whole number of shares of IMCO common stock, rounded down to the nearest whole share, equal to the number of shares of Commonwealth common stock subject to such option immediately prior to the effective time of the merger multiplied by 0.815. The exercise price per share of IMCO common stock will be an amount equal to the exercise price per share of Commonwealth common stock subject to such option in effect immediately prior to the effective time of the merger divided by 0.815.

Representations and Warranties

The merger agreement contains customary and substantially reciprocal representations and warranties made by each of IMCO and Commonwealth to the other. These representations and warranties relate to, among other things:

•	corporate organization, qualification and good standing and ownership of subsidiaries;

•	organizational documents;

•	capitalization;

•	corporate power and authority to enter into the merger agreement, and due execution, delivery and enforceability of the merger agreement;

•	absence of a conflict with or a breach of charter documents, bylaws, and material agreements, orders, decrees, licenses or permits as a result of the merger;

•	authorizations, consents, approvals and filings required to enter into the merger agreement and to complete the transactions contemplated by the merger agreement;

•	compliance with laws and government licenses and permits;

•	timely and accurate filings with the Securities and Exchange Commission in compliance with applicable rules and regulations;

•	disclosure pertaining to internal control over financial reporting;

•	absence of specified adverse changes or events;

•	absence of undisclosed litigation, suits, claims, actions, proceedings or investigations, both pending and threatened;

•	employee benefits and ERISA compliance;

•	labor and employment matters;

•	title to and valid leasehold interest in real property;

•	intellectual property;

•	tax matters;

•	environmental matters;

•	material contracts;

•	hedging arrangements;

•	insurance matters;

•	board approval and required vote of stockholders to approve the merger;

•	opinions of financial advisors;

•	brokers and finders’ fees; and

•	application of takeover statutes.

In addition, Commonwealth represented that it had made appropriate amendments to its stockholder rights plan to exclude the merger and any transactions contemplated by the merger agreement.

Conduct of Business Pending Merger

Conduct of Business by Commonwealth Pending the Merger

Prior to the effective time of the merger, Commonwealth has agreed to conduct its operations and the operations of its subsidiaries in the ordinary course in substantially the same manner as previously conducted and to use all commercially reasonable efforts to preserve intact its business organization and goodwill. Prior to the effective time of the merger, and unless IMCO consents otherwise in writing, with certain exceptions, Commonwealth and its subsidiaries have agreed not to:

•	amend Commonwealth’s certificate of incorporation or bylaws or the certificate of incorporation, bylaws or equivalent organizational documents of any subsidiary that is not wholly owned, directly or indirectly, by Commonwealth;

•	issue, sell, pledge, dispose of, grant or otherwise encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any of its capital stock or voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock, or any other ownership interest of Commonwealth or any of its subsidiaries (other than issuance of rights under the stockholder rights plan, issuance of shares pursuant to outstanding options and certain permitted option grants);

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned subsidiary of Commonwealth to Commonwealth or any other subsidiary of Commonwealth;

•	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the capital stock of Commonwealth or any of its subsidiaries;

•	acquire any business, entity or, outside the ordinary course of business, assets for a purchase price or having a fair market value of greater than $3.0 million in the aggregate;

•	dispose of any material portion of its business or assets outside the ordinary course of business consistent with past practice;

•	except for intercompany indebtedness between Commonwealth and, or among, wholly owned direct or indirect Commonwealth subsidiaries and borrowings or proceeds under existing credit facilities, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets;

•	enter into any other material contract other than in the ordinary course of business consistent with past practice;

•	authorize, or make any commitment with respect to, any capital expenditure which is in excess of the amounts set forth in the 2004 business plan of Commonwealth;

•	increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business consistent with past practice, or enter into any employment or severance agreement with any director, officer or employee, or establish, adopt, enter into or amend any Commonwealth benefit plan or collective bargaining agreement, other than amendments required by law or that would not result in a material increase in benefits thereunder;

•	change in any material respect its accounting principles, methods or practices used by it, except as required by GAAP;

•	make, change or revoke any material tax election, settle or compromise any material tax liability or consent to any claim or assessment in an amount exceeding $300,000 relating to taxes or grant any waiver of the statute of limitations for any such claim or assessment;

•	pay, discharge or satisfy any claim, liability or obligation, other than in the ordinary course of business consistent with past practice;

•	amend, modify or consent to the termination of any material contract of Commonwealth, or amend, waive, modify or consent to the termination of any material rights thereunder, other than in each case in the ordinary course of business consistent with past practice, provided that neither Commonwealth nor its subsidiaries shall amend, modify or consent to the termination of any debt agreement of Commonwealth;

•	settle any material action;

•	permit any item of Commonwealth owned intellectual property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable findings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each such item; or

•	make a binding commitment to do any of the foregoing.

Conduct of Business by IMCO Pending the Merger

Prior to the effective time of the merger, IMCO has agreed to conduct its operations in the ordinary course in substantially the same manner as previously conducted and to use all reasonable efforts to preserve intact its business organization and goodwill. Prior to the effective time of the merger, and unless Commonwealth consents otherwise in writing, with certain exceptions, IMCO and its subsidiaries have agreed not to:

•	amend IMCO’s or Merger Sub’s certificate of incorporation or bylaws, or the certificate of incorporation, bylaws or equivalent organizational documents of any subsidiary that is not wholly owned, directly or indirectly, by IMCO;

•	issue, sell, pledge, dispose of, grant or otherwise encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any of its capital stock or voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock, or any other ownership interest of IMCO or any of its subsidiaries (other than issuance of shares pursuant to outstanding options and certain permitted option grants);

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned subsidiary of IMCO to IMCO or any other subsidiary of IMCO;

•	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the capital stock of IMCO or any of its subsidiaries;

•	acquire or agree to acquire any business, entity or, outside the ordinary course of business, assets for a purchase price or having a fair market value of greater than $3.0 million in the aggregate;

•	dispose of any material portion of its business or assets outside the ordinary course of business consistent with past practice;

•	except for intercompany indebtedness between IMCO and, or among, wholly owned subsidiaries of IMCO and borrowings or proceeds under existing credit facilities, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets;

•	enter into any other material contract other than in the ordinary course of business consistent with past practice;

•	authorize, or make any commitment with respect to, any capital expenditure which is in excess of the amounts permitted under the debt facilities of IMCO;

•	increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business consistent with past practice, or enter into any employment or severance agreement with any director, officer or employee, or establish, adopt, enter into or amend any IMCO benefit plan or collective bargaining agreement, other than amendments required by law or that would not result in a material increase in benefits thereunder;

•	change in any material respect its accounting principles, methods or practices used by it, except as required by GAAP;

•	make, change or revoke any material tax election, settle or compromise any material tax liability or consent to any claim or assessment in an amount exceeding $300,000 relating to taxes or grant any waiver of the statute of limitations for any such claim or assessment;

•	pay, discharge or satisfy any claim, liability or obligation, other than in the ordinary course of business consistent with past practice;

•	amend, modify or consent to the termination of any material contract of IMCO, or amend, waive, modify or consent to the termination of any material rights thereunder, other than in each case in the ordinary course of business consistent with past practice, provided that neither IMCO, nor its subsidiaries shall amend, modify or consent to the termination of any debt agreement of IMCO;

•	settle any material action;

•	permit any item of IMCO owned intellectual property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable findings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each such item; or

•	make a binding commitment to do any of the foregoing.

Governance

The merger agreement contains provisions related to the post-merger governance of the combined company. In the merger agreement, IMCO agreed to adopt the amendments to the bylaws of IMCO as described in the section entitled “—Amendments to IMCO Bylaws” below, to be effective upon the completion of the merger, which implement the provisions of the merger agreement described above. The merger agreement provides that the total number of directors constituting the entire board of directors of IMCO immediately following completion of the merger will be nine, comprised as follows:

•	four will be current IMCO directors designated by IMCO, of which at least three will be independent,

•	four will be current Commonwealth directors designated by Commonwealth, of which at least three will be independent, and

•	Steven Demetriou, as the appointed chairman of the board and chief executive officer of IMCO and Commonwealth as a combined company, will be the ninth director.

No other directors or employees of IMCO or Commonwealth will be designated to serve on the initial board of directors of the combined company upon the completion of the merger.

Under the merger agreement, on or prior to the effectiveness of the merger, IMCO will take such actions as are necessary to cause one Continuing Commonwealth Director (as defined below) and Steven Demetriou to be appointed to be class I directors (term expires 2007) of the IMCO board, two Continuing Commonwealth Directors to be appointed to be class II directors (term expires 2006) of the IMCO board, and one Continuing Commonwealth Director to be appointed to be a class III director (term expires 2005) of the IMCO board, all to be effective immediately following the completion of the merger. It is expected that John E. Grimes, currently a class I director of the IMCO board, will resign from that class and be appointed as a class II director. The merger agreement provides that IMCO and Commonwealth will ensure that at least three of the directors designated by each of them shall be independent for purposes of the rules and regulations of the NYSE.

The merger agreement describes the individuals who are directors of IMCO and of Commonwealth (and their successors) who will constitute the board of directors for IMCO and Commonwealth as a combined company after the completion of the merger and for a period of two years following the closing date of the merger. “Continuing IMCO Directors” are defined as the directors of IMCO selected by the IMCO board of directors before the closing date of the merger to be directors of IMCO immediately following the effectiveness of the merger, and their successors who are designated by a majority of the Continuing IMCO Directors. “Continuing Commonwealth Directors” are defined as the directors of IMCO who were selected by the Commonwealth board of directors before the closing date of the merger to be directors of IMCO immediately following the effectiveness of the merger, and their successors who are designated by a majority of the Continuing Commonwealth Directors. Under this definition, Steven Demetriou is not a Continuing Commonwealth Director.

Before the closing of the merger, IMCO will reconstitute the four standing committees of its board of directors so that (1) each committee will be comprised of four members, with two of such members being Continuing IMCO Directors and two of such members being Continuing Commonwealth Directors, and (2) the Chairpersons of the compensation committee and nominating and governance committee will be Continuing IMCO directors and the chairpersons of the audit committee and environmental committee will be Continuing Commonwealth Directors, all to be effective immediately following the completion of the merger.

Before the closing of the merger, IMCO will take such actions as are necessary to cause Steven Demetriou to be elected or appointed as chief executive officer and chairman of the board of directors of IMCO, Michael Friday to be elected or appointed as chief financial officer of IMCO, each on substantially the terms described in “Management of IMCO following the Merger—Employment Arrangements,” with such appointments to be effective immediately following completion of the merger. IMCO also agreed that it would take such action as is necessary prior to the closing date of the merger to change its corporate name to a name proposed by Mr. Demetriou after consultation with the IMCO board of directors and the Commonwealth board of directors, without the need for approval by the IMCO stockholders.

Under the merger agreement, IMCO agreed that its board of directors would adopt a resolution waiving compliance with the maximum age provisions contained in IMCO’s corporate governance guidelines in order to permit the Commonwealth directors to join the IMCO board, and would maintain that waiver in effect until the successors for all such directors were qualified and assumed office.

In addition, the merger agreement provided that IMCO and Commonwealth would each form ad hoc committees, each being comprised of three of its directors, to jointly consider and make appointments, effective immediately following completion of the merger, of individuals to the officer positions of the business of IMCO and Commonwealth as a combined company who will directly report to Mr. Demetriou as chief executive officer of IMCO. All candidates for the officer positions must be recommended in good faith by Mr. Demetriou. These ad hoc committees will be disbanded at the completion of the merger.

Employee Benefit Matters

IMCO will cause the surviving corporation to maintain all welfare benefit plans of Commonwealth for those individuals who were employees of Commonwealth or any of its subsidiaries at the effective time of the merger, in accordance with the terms of such plans in effect immediately before the effective time, without amendment, other than amendments that do not decrease benefits or that are required by law, for a period from the effective time through at least January 1, 2006.

Generally, IMCO will grant to the individuals who, as of the effective time of the merger, were employees of Commonwealth or any of its subsidiaries credit for past service with Commonwealth for purposes of eligibility and vesting under any employee benefit plans maintained by IMCO, to the same extent as such employee was entitled under the Commonwealth plan immediately before the effective time. IMCO will take such actions as are necessary so that each Commonwealth employee who continues as an employee of IMCO, the surviving company or any of their subsidiaries will not be subject to waiting periods, preexisting condition exclusions or actively-at-work requirements for coverages under any IMCO benefit plan to the extent that these preexisting condition exclusions or waiting periods were waived or satisfied under Commonwealth’s plans immediately prior to the closing of the merger.

Indemnification and Insurance

Following the effective time of the merger, IMCO will indemnify, defend and hold harmless each person who is or was an officer or director of Commonwealth or any of its subsidiaries at or prior to the effective time of the merger. This indemnification will include indemnification against: all costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger (whether asserted or claimed prior to, at or after the effective time of the merger) to the fullest extent permitted by law. Subject to certain conditions, IMCO will also be under the obligation to advance expenses in connection with such matters.

For six years after the effective time of the merger, IMCO will cause the surviving corporation to maintain in effect directors’ and officers’ liability insurance covering matters existing or occurring prior to the effective time of the merger with respect to those directors and officers of Commonwealth who were covered by, and on terms and in amounts no less favorable than those of, Commonwealth’s directors’ and officers’ liability insurance at the time immediately prior to the effective time of the merger. The surviving corporation will not be required to pay aggregate annual premiums for the insurance described in this paragraph in excess of $1.6 million. However, if the annual premiums of the insurance coverage exceed that amount, the surviving corporation must obtain and maintain insurance having the best coverage available for a cost of up to, but not exceeding, $1.6 million. However, the surviving corporation’s obligation to provide such insurance will be satisfied if, prior to the closing, Commonwealth shall have obtained prepaid policies, which provide such directors and officers with coverage no less advantageous to the insured than the policies in place immediately prior to the effective time of the merger for an aggregate period of six years pertaining to claims arising from facts or events that occurred on or before the effective time including those pertaining to the merger agreement and the transactions contemplated thereby.

Financing

Commonwealth and IMCO have agreed to use their reasonable best efforts to obtain financing which provides funds immediately following the effective time of the merger in an amount sufficient to fully redeem Commonwealth’s 10 3/4% Senior Subordinated Notes due 2006 together with accrued and unpaid interest thereon and refinance in full both Commonwealth’s existing accounts receivables financing and both IMCO’s and Commonwealth’s revolving credit facilities in the amounts outstanding immediately prior to the closing. Obtaining this financing is a condition to the obligations of each of IMCO and Commonwealth to complete the merger. As a result, if the financing cannot be obtained, or cannot be obtained on acceptable terms, the merger may not be consummated.

Amendments to IMCO Bylaws

This section of the joint proxy statement/prospectus describes the material terms of the amendments to IMCO’s bylaws as agreed to in the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the amendments to IMCO’s bylaws, which are incorporated by reference and attached as Annex D to this joint proxy statement/prospectus. We urge you to read the full text of these amendments. The bylaws of IMCO will be amended, effective upon the completion of the merger, to add a new bylaw providing the following:

•	that the IMCO board of directors has resolved that, effective immediately following the completion of the merger, Steven Demetriou will serve as chairman of the board and chief executive officer of IMCO;

•	that immediately following the effective date of the merger until the second anniversary of the closing date of the merger, the board of directors will be comprised of the chairman of the board and chief executive officer, and an equal number of “Continuing IMCO Directors” and “Continuing Commonwealth Directors” as those terms are described in “—Governance” above, the retirement or removal of a Continuing IMCO Director shall not require any Continuing Commonwealth Director to resign from the board of directors, and any vacancy on the board of directors caused by the death, resignation, retirement or removal of a Continuing Commonwealth Director shall not require a Continuing IMCO Director to resign from the board of directors in order to be in compliance with this bylaw;

•	that committees of the IMCO board of directors will be reconstituted immediately following the effective time of the merger, to be comprised of an equal number of Continuing Commonwealth Directors and Continuing IMCO Directors;

•	that until the second anniversary of the closing date of the merger, any action of the board of directors to nominate for election any person or persons as a director of IMCO at any annual or special meeting, or by written consent, of the stockholders of IMCO who is not a Continuing IMCO Director or a Continuing Commonwealth Director will require the affirmative vote of at least 66 2/3% of the directors then in office;

•	that until the second anniversary of the closing date of the merger, any amendment or modification by the board of directors of the charter of IMCO’s nominating and governance committee of the board will require the affirmative vote of at least 66 2/3% of the directors then in office; and

•	that the new bylaw may be modified, amended or repealed, and any bylaw provision inconsistent with the provisions of this new bylaw may be adopted, only by an affirmative vote of at least 66 2/3% of the directors then in office or by the affirmative vote of holders of at least 60% of the voting power of all of the then-outstanding shares of IMCO voting stock, voting together as a single class.

Conditions Precedent

Conditions to Each Party’s Obligation to Effect the Merger

The obligations of IMCO, Merger Sub and Commonwealth to complete the merger are subject to the following conditions:

•	continued effectiveness of the registration statement of which this joint proxy statement/prospectus is a part;

•	adoption of the merger agreement by the holders of a majority of the outstanding Commonwealth shares entitled to vote at the Commonwealth special meeting;

•	approval of the stock issuance pursuant to and in accordance with the merger agreement by a majority of the votes cast at the IMCO special meeting by the holders of IMCO common stock, provided that the total vote cast on this proposal exceeds 50% of the shares of common stock outstanding and entitled to vote;

•	absence of any law, rule, regulation, judgment, decree, executive order or award prohibiting the consummation of the merger;

•	expiration or early termination of the waiting period under the Hart-Scott-Rodino Act and the receipt of consents or approvals under foreign antitrust laws required to consummate the transactions contemplated by the merger agreement, except where the failure to obtain such consent and approvals from a foreign governmental authority would not have a material adverse effect on the combined IMCO and Commonwealth following the closing;

•	approval for listing of the IMCO shares to be issued in the merger on the New York Stock Exchange, subject to official notice of issuance;

•	either (1) a commitment letter contemplating a financing in an amount sufficient to fully redeem Commonwealth’s 10 3/4% Senior Subordinated Notes due 2006 and refinance in full IMCO’s and Commonwealth’s credit facilities shall have been obtained and all conditions (other than the consummation of the merger and bring-down conditions that we reasonably believe will be satisfied or waived) shall have been satisfied or waived, or (2) all conditions (other than the consummation of the merger and bring-down conditions that we reasonably believe will be satisfied or waived) to obtaining the agreed financing shall have been satisfied or waived; and

Conditions to Obligations of IMCO and Merger Sub

Unless waived in whole or in part by IMCO and Merger Sub, the obligations of IMCO and Merger Sub to effect the merger are subject to the following conditions:

•	the truth and correctness of Commonwealth’s representations or warranties in the merger agreement, except where the failure to be true and correct has not had a material adverse effect on Commonwealth;

•	Commonwealth’s performance in all material respects of its agreements and covenants under the merger agreement; and

•	receipt of an opinion satisfactory to IMCO of its special tax counsel, Fulbright & Jaworski L.L.P., to the effect that, if the merger is consummated in accordance with the terms of the merger agreement, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Conditions to Obligations of Commonwealth

Unless waived in whole or in part by Commonwealth, the obligations of Commonwealth to effect the merger are subject to the following conditions:

•	the truth and correctness of IMCO’s representations or warranties in the merger agreement, except where the failure to be true and correct has not had a material adverse effect on IMCO;

•	IMCO’s and Merger Sub’s performance in all material respects of their agreements and covenants under the merger agreement; and

•	receipt of an opinion satisfactory to Commonwealth of its special tax counsel, Sullivan & Cromwell LLP, to the effect that, if the merger is consummated in accordance with the terms of the merger agreement, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

No Solicitation

IMCO and Commonwealth each agrees that neither it, nor any of its subsidiaries, nor any of is officers, directors, employees or representatives, nor any officers, directors, employees or representatives of its subsidiaries, will not, directly or indirectly:

•	initiate, solicit or encourage, any inquiries or the making of any proposal or offer that constitutes a third party “competing proposal” (of the type described below in this joint proxy statement/prospectus); and

•	engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a competing proposal, provided, however, nothing will prevent either Commonwealth or IMCO or their respective boards of directors from:

•	complying with its disclosure obligations pursuant to Sections 14(a), 14(d) or 14(e) of the Securities Exchange Act of 1934; and

•	at any time prior to, but not after, the time the merger agreement is adopted at the Commonwealth special meeting or the share issuance is approved at the IMCO special meeting, as applicable:

•	providing information in response to an unsolicited bona fide written competing proposal under the terms of a confidentiality agreement that contains substantially the same terms as the confidentiality agreement applicable to IMCO or Commonwealth, as the case may be;

•	engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written competing proposal; or

•	recommending such a competing proposal to the stockholders of Commonwealth or IMCO, as the case may be.

Commonwealth and IMCO may only take these actions if and only to the extent that, in each case described above, the applicable board of directors determines in good faith after consultation with outside legal counsel that such action, in light of the competing proposal and the terms of the merger agreement, is necessary to comply with the board’s respective fiduciary duties, and in case of engaging in any negotiations or discussions or making such a recommendation of a competing proposal, Commonwealth or IMCO, as the case may be, is in compliance with the merger agreement and the respective board of directors determines in good faith that such competing proposal, if accepted is reasonably likely to be consummated, and if consummated, would constitute a superior proposal (as described elsewhere in this joint proxy statement/prospectus).

Commonwealth and IMCO have agreed to promptly notify the other if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, the name of such person and the material terms and conditions of any proposals or offers, and thereafter shall keep IMCO or Commonwealth informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

Each of Commonwealth and IMCO has agreed that, during the five business day period prior to recommending a competing proposal to its stockholders, it and its outside legal counsel and financial advisors will negotiate in good faith with the other party, regarding any proposed revisions to the terms of the transactions contemplated by the merger agreement. The competing proposal may only be recommended to the appropriate stockholders if the IMCO or Commonwealth board of directors, as the case may be, determines in good faith that such competing proposal continues to be a superior proposal in light of any revisions to the merger agreement to which the parties have agreed prior to the expiration of such five business day period. A new notice will be delivered with respect to each competing proposal that has been materially revised or modified prior to taking any action to recommend such competing proposal to the appropriate stockholders and a new five business day period will commence from the time of this notice. The IMCO or Commonwealth board of directors, as the case may be, however, may make a change in recommendation in respect of a competing proposal that is received 10 days or less prior to the Commonwealth or the IMCO special meeting, provided that the party making that change in recommendation is in compliance with the terms of the merger agreement and provides notice to the other party before making such change.

As used in the merger agreement, “competing proposal” means any proposal or offer, other than a proposal or offer by IMCO or Commonwealth or any of their affiliates, with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Commonwealth or IMCO, as the case may be, or any of its material subsidiaries or any purchase or sale of 15% or more of the assets of Commonwealth or IMCO, as the case may be, and its respective subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, voting securities of Commonwealth or IMCO, as the case may be, that, if consummated, would result in any person (or the stockholders or other equity owners of such person) beneficially owning securities representing 15% or more of the total voting power of Commonwealth or IMCO, as the case may be (or the surviving parent entity in such transaction).

As used in the merger agreement, the term “superior proposal” means any unsolicited bona fide written competing proposal which the board of directors of Commonwealth or IMCO, as the case may be, concludes in good faith, after consultation with its financial advisors and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal and such other matters as such board of directors deems relevant, is more favorable to the stockholders of Commonwealth or IMCO from a financial point of view, than the transactions contemplated by the merger agreement (including the terms, if any, proposed by IMCO or Commonwealth to amend or modify the terms of the transactions contemplated by the merger agreement) and is fully financed or reasonably capable of being fully financed and otherwise reasonably capable of being completed on the terms proposed. For purposes of this definition, the term “competing proposal” shall have the meaning described above in this joint proxy statement/prospectus, except that the reference to “15% or more” shall be deemed to be a reference to “a majority” and the stockholders of Commonwealth or IMCO would own less than 50% of the equity interests having general voting power under ordinary circumstances to elect directors of IMCO following the consummation of the competing proposal.

Termination

Before the effective time of the merger, the merger agreement may be terminated:

•	by mutual written consent of IMCO and Commonwealth duly authorized by their respective boards of directors;

•	by either IMCO or Commonwealth, if:

•	the merger has not occurred on or before December 15, 2004, unless the failure is the result of a breach of the merger agreement by the party seeking the termination;

•	any governmental entity has issued a final and nonappealable injunction, order, decree or ruling or has taken any other final and nonappealable action that makes the consummation of the merger illegal or otherwise prevents or prohibits the consummation of the merger;

•	adoption by the Commonwealth stockholders of the merger agreement by the affirmative vote of holders of a majority of the outstanding shares of Commonwealth common stock has not been obtained at the Commonwealth special meeting or any adjournment or postponement thereof; or

•	approval by the IMCO stockholders of the issuance of shares of IMCO common stock pursuant to the merger agreement has not been obtained by the affirmative vote of a majority of the votes cast at the IMCO special meeting, or any adjournment or postponement thereof, with the total votes cast on that proposal exceeding 50% of the shares of IMCO common stock outstanding;

•	by IMCO, if:

•	Commonwealth’s board of directors or any committee thereof, at any time prior to the adoption of the merger agreement by the Commonwealth stockholders, withdraws, modifies or changes, in any way adverse to IMCO, its recommendation of the merger agreement;

•	either (1) Commonwealth breaches any representation, warranty, covenant or agreement under the merger agreement, or (2) any of Commonwealth’s representations or warranties in the merger agreement shall become untrue, in either case such that the condition to closing would not be satisfied, if the inaccuracy or breach cannot be or has not been cured within 30 days following receipt of notice of the inaccuracy or failure; or

•	the Commonwealth special meeting is not held by December 10, 2004, unless the failure is the result of IMCO’s failure to fulfill any obligations under the merger agreement;

•	by Commonwealth, if:

•	IMCO’s board of directors or any committee thereof, at any time prior to the approval of the share issuance by the IMCO stockholders, withdraws, modifies or changes, in any way adverse to Commonwealth, its recommendation of the merger agreement or the issuance of IMCO shares;

•	either (1) IMCO breaches any representation, warranty, covenant or agreement under the merger agreement, or (2) any of IMCO’s representations or warranties in the merger agreement shall become untrue, in either case such that the condition to closing would not be satisfied, if the inaccuracy or breach cannot be or has not been cured within 30 days following receipt of notice of the inaccuracy or failure; or

•	the Commonwealth special meeting is not held by December 10, 2004, unless the failure is the result of IMCO’s failure to fulfill any obligations under the merger agreement.

Termination Fees and Expenses

Commonwealth must pay a termination fee of $3.5 million to IMCO, together with all of IMCO’s reasonably documented expenses related to the merger and the merger agreement through the date of termination, up to a maximum of $2.0 million, if the merger agreement is terminated:

•	by IMCO, because Commonwealth’s board of directors withdraws, modifies or changes, in any manner adverse to IMCO, its recommendation of the merger agreement, and:

•	prior to the time of such withdrawal, modification or change of recommendation, a third party has made a bona fide competing proposal with respect to Commonwealth that has been publicly announced and has not been withdrawn prior to such withdrawal, modification or change of recommendation; and

•	within 12 months of such termination, Commonwealth enters into any agreement providing for or consummates a third party acquisition;

•	by IMCO, because Commonwealth has materially breached its obligations under the merger agreement by failing to call the Commonwealth special meeting in accordance with the merger agreement or by failing to prepare and mail the proxy statement to its stockholders in accordance with the merger agreement, and:

•	prior to such termination, a third party has made a bona fide competing proposal with respect to Commonwealth that has been publicly announced; and

•	within 12 months of such termination, Commonwealth enters into any agreement providing for or consummates a third party acquisition;

•	by IMCO or Commonwealth, because the approval of the Commonwealth stockholders has not been obtained at its special meeting, and:

•	a third party has made a bona fide competing proposal with respect to Commonwealth that has been publicly announced and has not been withdrawn prior to the Commonwealth special meeting; and

•	within 12 months of such termination, Commonwealth enters into any agreement providing for or consummates a third party acquisition;

•	by IMCO, because the Commonwealth special meeting was not held by December 10, 2004, unless the failure is the result of IMCO’s failure to fulfill any obligations under the merger agreement, and:

•	a third party has made a bona fide competing proposal with respect to Commonwealth that has been publicly announced and has not been withdrawn prior to such termination; and

•	within 12 months of such termination, Commonwealth enters into any agreement providing for or consummates a third party acquisition; or

•	by Commonwealth, because the effective time has not occurred on or before December 15, 2004, and:

•	prior to the time of such termination, a third party has made a bona fide competing proposal that has been publicly announced or otherwise communicated to the Commonwealth board of directors and has not been withdrawn prior to such termination; and

•	within 12 months of such termination, Commonwealth enters into any agreement providing for or consummates a third party acquisition with the person who made such competing proposal.

IMCO must pay a termination fee of $3.5 million to Commonwealth, together with all of Commonwealth’s reasonably documented expenses related to the merger and the merger agreement through the date of termination, up to a maximum of $2.0 million, if the merger agreement is terminated:

•	by Commonwealth, because IMCO’s board of directors withdraws, modifies or changes, in any manner adverse to Commonwealth, its recommendation of the merger agreement, and:

•	prior to the time of such withdrawal, modification or change of recommendation, a third party has made a bona fide competing proposal with respect to IMCO that has been publicly announced and has not been withdrawn prior to such withdrawal, modification or change of recommendation; and

•	within 12 months of such termination, IMCO enters into any agreement providing for or consummates a third party acquisition;

•	by Commonwealth, because IMCO has materially breached its obligations under the merger agreement by failing to call the IMCO special meeting in accordance with the merger agreement or by failing to prepare and mail the proxy statement to its stockholders in accordance with the merger agreement, and:

•	prior to such termination, a third party has made a bona fide competing proposal with respect to IMCO that has been publicly announced; and

•	within 12 months of such termination, IMCO enters into any agreement providing for or consummates a third party acquisition;

•	by IMCO or Commonwealth, because the approval of the IMCO stockholders has not been obtained at its special meeting, and:

•	a third party has made a bona fide competing proposal with respect to IMCO that has been publicly announced and has not been withdrawn prior to the IMCO special meeting; and

•	within 12 months of such termination, IMCO enters into any agreement providing for or consummates a third party acquisition;

•	by Commonwealth, because the IMCO special meeting was not held by December 10, 2004, unless the failure is the result of Commonwealth’s failure to fulfill any obligations under the merger agreement, and:

•	a third party has made a bona fide competing proposal with respect to IMCO that has been publicly announced and has not been withdrawn prior to such termination; and

•	within 12 months of such termination, IMCO enters into any agreement providing for or consummates a third party acquisition; or

•	by IMCO, because the effective time has not occurred on or before December 15, 2004, and:

•	prior to the time of such termination, a third party has made a bona fide competing proposal with respect to IMCO that has been publicly announced or otherwise communicated to the IMCO board of directors and has not been withdrawn prior to such termination; and

•	within 12 months of such termination, IMCO enters into any agreement providing for or consummates a third party acquisition with the person who made such competing proposal.

As used in the merger agreement, “third party acquisition” means any of the following transactions:

•	A merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Commonwealth or IMCO, as the case may be, pursuant to which the stockholders of such party immediately preceding such transaction hold less than seventy percent (70%) of the aggregate equity interests in the surviving or resulting entity of such transaction or of any direct or indirect parent thereof, excluding any interest previously held by any stockholder in the other party to such transaction;

•	a sale or other disposition by Commonwealth or IMCO, as the case may be, of assets representing in excess of thirty percent (30%) of the aggregate fair market value of the business of such party immediately prior to such sale or other disposition; or

•	an acquisition by any person or group, including by way of a tender offer or an exchange offer or an issuance of capital stock by Commonwealth or IMCO, as the case may be, directly or indirectly, of beneficial ownership of thirty percent (30%) or more of the voting power of the then outstanding shares of capital stock of Commonwealth or IMCO unless substantially all of the proceeds from such acquisition are retained by Commonwealth or IMCO, as the case may be.

Amendment

IMCO, Merger Sub and Commonwealth may amend the merger agreement at any time before the effective time of the merger. However, after the approval of the merger agreement by the Commonwealth stockholders, no amendment may be made that would reduce the amount or change the type of consideration into which each share shall be converted upon consummation of the merger, or that would otherwise require stockholder approval under applicable law, without in each case obtaining stockholder approval.

Extension; Waiver

IMCO, Merger Sub and Commonwealth may at any time before the effective time of the merger

•	extend the time for the performance of any of the obligations or the other acts of the other parties;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

MANAGEMENT OF IMCO FOLLOWING THE MERGER

Set forth below is information regarding the six individuals who will serve as executive officers of IMCO following the merger:

Name	Age	Present Positions and Recent Business Experience
Steven J. Demetriou	46	Steven J. Demetriou will serve as chairman of the board and chief executive officer of IMCO following the merger. Mr. Demetriou is currently president and chief executive officer of Commonwealth. He has been on Commonwealth’s board since 2002. Before joining Commonwealth in June 2004, Mr. Demetriou was president and chief executive officer of Noveon, Inc., which is a leading global producer of advanced specialty chemicals for consumer and industrial applications. Prior to that, from 1999 to 2001, he was executive vice president of IMC Global Inc., a leading producer and distributor of crop nutrients and animal feed ingredients to the domestic and international agricultural communities, and president of IMC Crop Nutrients. Mr. Demetriou also served in a number of leadership positions with Cytec Industries Inc., a specialty chemicals and materials company, from 1997 to 1999. From 1981 to 1997, he held various positions with Exxon Corporation. Mr. Demetriou holds a bachelor of science in chemical engineering from Tufts University.

Michael D. Friday	52	Michael D. Friday, who will serve as executive vice president and chief financial officer of IMCO following the merger, served as executive vice president and chief financial officer of Noveon, Inc. from 2001 to 2004. From 1997 to 2001, Mr. Friday served as vice president — finance business development and information technology at BFGoodrich Performance Materials. From 1994 to 1997, Mr. Friday was vice president of finance for The Little Tikes Company, a unit of Rubbermaid, Inc. Mr. Friday began his career with the General Electric Company in 1974, where he served in a variety of increasingly responsible financial management capacities. Mr. Friday holds a bachelor of science degree in business administration from the Rochester Institute of Technology.

Richard L. Kerr	61	Richard L. Kerr, the interim president and chief executive officer of IMCO Recycling since April 2004, will serve as executive vice president and president of the Recycling & Alloy Division of IMCO following the merger. Previously he served as president, Aluminum Operations and held other senior management positions during his 20 years with IMCO. Before that, Mr. Kerr was employed for 15 years by Alcoa Inc. where he held key operating management positions at production facilities and corporate headquarters. Mr. Kerr also served as an officer in the U.S. Air Force where he attained the rank of Captain.

John J. Wasz	44	John J. Wasz has been with Commonwealth Industries since 1985 and will serve as executive vice president and president of the Aluminum Fabricating Division of IMCO following the merger. Since 2000, he has served as executive vice president and president of Alflex, and prior to that Mr. Wasz held the position of vice president of Alflex Operations. Additionally, Mr. Wasz served in several other capacities within the Commonwealth aluminum division, including vice president of Materials; vice president of Marketing and Sales; Distribution Marketing Manager; and Regional Manager.

Sean M. Stack	37	Sean M. Stack, who will be senior vice president and treasurer of IMCO following the merger, is currently vice president and treasurer of Commonwealth. Prior to joining Commonwealth in June 2004, he had served as vice president and treasurer

Name	Age	Present Positions and Recent Business Experience

		of Noveon Inc., beginning in March 2001. Prior to joining Noveon, Mr. Stack served as vice president and treasurer for Specialty Foods Corporation from May 1996 to December 2000. Specialty Foods filed for bankruptcy in September 2000 and emerged from bankruptcy in December 2000. Mr. Stack joined Specialty Foods as assistant treasurer in 1996. Prior to that he was a vice president at ABN AMRO Bank in commercial and investment banking. Mr. Stack holds a bachelor’s degree in business administration from the University of Notre Dame and a master’s degree in management from Northwestern University’s J.L. Kellogg Graduate School of Management.

Christopher R. Clegg	46	Christopher R. Clegg, who will serve as senior vice president, general counsel and secretary of IMCO following the merger, is currently vice president, general counsel and secretary of Commonwealth. Before joining Commonwealth in June 2004, he had served as senior vice president, general counsel and secretary of Noveon, Inc. since March 2001. Mr. Clegg had served as vice president-legal for the Performance Materials Segment of BF Goodrich Company since 1999. Before assuming that position, Mr. Clegg served as senior corporate counsel for Goodrich Aerospace since May 1991. Prior to joining Goodrich, Mr. Clegg was a corporate lawyer in private practice with the law firms of Squire, Sanders & Dempsey in Cleveland, Ohio from March 1988 to May 1991 and Perkins Coie in Seattle, Washington. Mr. Clegg holds a bachelor’s degree in political science from the University of California at Berkeley, a master’s degree in International Studies from the Johns Hopkins University School of Advanced International Studies and a law degree from the Georgetown University Law Center.

Employment Arrangements

Set forth below is a description of the employment arrangements with the persons who will be executive officers of the combined company at the effective time of the merger.

Steven J. Demetriou

Effective upon the closing of the merger, Steven J. Demetriou will become the chairman of the board and Chief Executive Officer of the combined company. Initially, Mr. Demetriou will receive an annual salary of $800,000 which will be subject to annual review by the combined company’s board of directors. Mr. Demetriou’s bonus will be targeted at 100% of his base salary, but may not exceed 200% of base salary.

The options and restricted stock awards awarded by Commonwealth to Mr. Demetriou will be assumed by IMCO and will continue to vest under their regular vesting schedule. Upon completion of the merger, performance goals for performance-based restricted stock may be re-set or adjusted by the combined company’s board of directors. Any future equity awards will be subject to the approval of IMCO’s board of directors.

The terms of Mr. Demetriou’s employment, in the event of termination and his change in control severance agreement (which will not be affected by this merger) are described in “Interests of Certain Persons in the Merger” beginning on page 60. (See “—Commonwealth Severance Arrangements.”)

Mr. Demetriou will be allowed to participate in all benefit programs of the combined company and in the perquisite program to be approved by the combined company’s board of directors. Mr. Demetriou will be reimbursed for all reasonable travel to and from Cleveland and reasonable living away from Cleveland until relocation occurs. Mr. Demetriou will receive a relocation package, as developed and approved by the combined company’s board of directors, including a home resale benefit, if required.

Michael D. Friday

Michael D. Friday will become Executive Vice President and Chief Financial Officer of the combined company, effective immediately following the effective time of the merger. Initially, Mr. Friday will receive an annual salary of $375,000 which will be subject to annual review by the combined company’s board of directors. Mr. Friday’s target bonus will be 75% of his base salary, with a maximum bonus of 150% of his base salary.

The options and restricted stock awards awarded by Commonwealth to Mr. Friday will be assumed by IMCO and will continue to vest under their regular vesting schedule. Upon completion of the merger, performance goals for performance-based restricted stock may be re-set or adjusted by the combined company’s board of directors. Any future equity awards will be subject to the approval of IMCO’s board of directors.

The terms of Mr. Friday’s employment, in the event of termination and his change in control severance agreement (which will not be affected by this merger) are described in “Interests of Certain Persons in the Merger” beginning on page 60. (See “—Commonwealth Severance Arrangements.”)

Mr. Friday will be allowed to participate in all benefit programs of the combined company and in the perquisite program to be approved by the combined company’s board of directors. Mr. Friday will be reimbursed for all reasonable travel to and from Cleveland and reasonable living away from Cleveland until relocation occurs. Mr. Friday will receive a relocation package, as developed and approved by the combined company’s board of directors, including a home resale benefit, if required.

Christopher R. Clegg

Christopher R. Clegg will become Senior Vice President, General Counsel and Secretary of the combined company, effective immediately following the effective time of the merger. Initially, Mr. Clegg will receive an annual salary of $275,000 which will be subject to annual review by the combined company’s board of directors. Mr. Clegg’s target bonus will be 60% of his base salary, with a maximum bonus of 120% of his base salary.

The options and restricted stock awards awarded by Commonwealth to Mr. Clegg will be assumed by the combined company and will continue to vest on their regular vesting schedule. There will be no accelerated vesting due to a change in control. Upon the closing of the merger, performance goals for performance-based restricted stock may be re-set or adjusted by the combined company’s board of directors. Any future equity awards will be subject to the approval of the combined company’s board of directors.

The terms of Mr. Clegg’s employment, in the event of termination and his change in control severance agreement (which will not be affected by this merger) are described in “Interests of Certain Persons in the Merger” beginning on page 60. (See “—Commonwealth Severance Arrangements.”)

Mr. Clegg will be allowed to participate in all benefit programs of the combined company and in the perquisite program to be approved by the combined company’s board of directors. Mr. Clegg will be reimbursed for all reasonable travel to and from Cleveland and reasonable living away from Cleveland until relocation occurs. Mr. Clegg will receive a relocation package, as developed and approved by the combined company’s board of directors, including a home resale benefit, if required.

Sean M. Stack

Sean M. Stack will become Senior Vice President and Treasurer of the combined company, effective immediately following the effective time of the merger. Initially, Mr. Stack will receive an annual salary of $225,000 which will be subject to annual review by the combined company’s board of directors. Mr. Stack’s target bonus will be 50% of his base salary, with a maximum bonus of 100% of his base salary.

The options and restricted stock awards awarded by Commonwealth to Mr. Stack will be assumed by the combined company and will continue to vest on their regular vesting schedule. There will be no accelerated vesting due to a change in control. Upon the closing of the merger, performance goals for performance-based restricted stock may be re-set or adjusted by the combined company’s board of directors. Any future equity awards will be subject to the approval of the combined company’s board of directors.

The terms of Mr. Stack’s employment, in the event of termination and his change in control severance agreement (which will not be affected by this merger) are described in “Interests of Certain Persons in the Merger” beginning on page 60. (See “—Commonwealth Severance Arrangements.”)

Mr. Stack will be allowed to participate in all benefit programs of the combined company and in the perquisite program to be approved by the combined company’s board of directors. Mr. Stack will be reimbursed for all reasonable travel to and from Cleveland and reasonable living away from Cleveland until relocation occurs. Mr. Stack will receive a relocation package, as developed and approved by the combined company’s board of directors, including a home resale benefit, if required.

John J. Wasz

John J. Wasz will become the Executive Vice President President of Aluminum Fabricating Division of the combined company, effective immediately following the effective time of the merger. Mr. Wasz’s compensation arrangements will be determined by the combined company’s board of directors.

The options and restricted stock awards awarded by Commonwealth to Mr. Wasz will be assumed by the combined company with accelerated vesting due to a change in control. Upon the closing of the merger, performance goals for performance-based restricted stock may be re-set or adjusted by the combined company’s board of directors. Any future equity awards will be subject to the approval of the combined company’s board of directors.

If Mr. Wasz is terminated after a change in control, he will be eligible for the benefits and payments desribed under “Interests of Certain Persons in the Merger” beginning on page 60. See “—Commonwealth Severance Arrangements.”

Mr. Wasz will be allowed to participate in all benefit programs of the combined company and in the perquisite program to be approved by the combined company’s board of directors.

Richard L. Kerr

Richard L. Kerr will become Executive Vice President and President of the Recycling and Alloy Division of the combined company, effective upon the closing of the merger. Mr. Kerr’s post-merger compensation arrangements will be determined by the combined company’s board of directors.

The outstanding stock options and restricted stock awards previously granted by IMCO to Mr. Kerr will not be affected by this merger. Any future equity awards will be subject to the approval of the combined company’s board of directors.

If Mr. Kerr is terminated after a change in control, he will be eligible for certain severance payments and other benefits as provided for in his employment agreement. See “—IMCO Severance Arrangements”.

Mr. Kerr will be allowed to participate in all benefit programs of the combined company and in the perquisite program to be approved by the combined company’s board of directors.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements at March 31, 2004 and for the year ended December 31, 2003 and the three months ended March 31, 2004 are presented using the purchase method of accounting to give effect to the proposed merger and to reflect the combination of the consolidated historical financial data of IMCO and Commonwealth. In general, upon the effectiveness of the proposed merger, each share of Commonwealth stock (except those shares owned directly or indirectly by Commonwealth or IMCO) will be converted into 0.815 shares of IMCO common stock.

The following unaudited pro forma condensed combined financial statements have been derived from the historical financial statements of IMCO and Commonwealth. The unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	IMCO’s historical audited consolidated financial statements for the year ended December 31, 2003 and unaudited consolidated financial statements for the quarter ended March 31, 2004, both incorporated by reference in this joint proxy statement/prospectus, and

•	Commonwealth’s historical audited consolidated financial statements for the year ended December 31, 2003, and unaudited condensed consolidated financial statements for the quarter ended March 31, 2004, both incorporated by reference in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet is derived from the historical unaudited consolidated balance sheets of IMCO and Commonwealth as of March 31, 2004 and is presented as if the merger had occurred on March 31, 2004. The unaudited pro forma condensed combined statements of operations were derived from the historical consolidated statements of operations for both IMCO and Commonwealth assuming the proposed merger had occurred on January 1, 2003. The unaudited pro forma condensed combined financial statements are prepared for illustrative purposes only, and are not necessarily indicative of the operating results or financial position that would have occurred if the merger transaction had been consummated at the beginning of the periods or the dates indicated, nor are they necessarily indicative of any future operating results or financial position. The unaudited pro forma condensed combined financial statements do not include any adjustments related to any restructuring charges, profit improvements, potential cost savings or one-time charges which may result from the proposed merger or the result of final valuations of tangible and intangible assets and liabilities.

The accompanying unaudited pro forma condensed combined financial statements also consider the effects of a proposed sale of Alflex Corporation, a wholly owned subsidiary of Commonwealth, and certain financing transactions that are required to be consummated as specified in the merger agreement.

Planned Sale of Alflex Corporation

Commonwealth entered into a stock purchase agreement dated June 4, 2004 for the sale of Alflex Corporation. The sale of Alflex Corporation is expected to close in July 2004, subject to conditions to closing as defined in the stock purchase agreement, and is expected to result in approximately $65.5 million of gross proceeds. The accompanying unaudited pro forma condensed combined statements of operations reflect the effect of the sale of Alflex Corporation as if it had been effected on January 1, 2003, while the unaudited pro forma condensed combined balance sheet reflects the effect of the sale as if it occurred on March 31, 2004.

Refinancing of Debt

The merger agreement requires the refinancing of all of Commonwealth’s 10 3/4% senior subordinated notes due 2006 together with accrued and unpaid interest thereon, the repurchase in full of Commonwealth’s existing receivables sold under its receivables purchase agreement and the refinancing of any amounts outstanding under Commonwealth’s revolving credit facility and IMCO’s revolving credit facility immediately prior to closing of the merger. The accompanying unaudited pro forma condensed combined financial statements reflect the impact of these requirements. Neither IMCO nor Commonwealth has commitments from any lender or other financing source necessary to provide the required sources of funds to complete these planned refinancing transactions. Therefore, the accompanying pro forma financial statements incorporate funding sources and interest rate assumptions that may change once the actual financing commitments necessary to complete the planned refinancing transactions are obtained.

IMCO RECYCLING INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

MARCH 31, 2004

(in thousands)

	COMMONWEALTH HISTORICAL	ALFLEX ASSETS AND LIABILITIES (A)	COMMONWEALTH ADJUSTED	IMCO HISTORICAL	PRO FORMA ADJUSTMENTS				PRO FORMA COMBINED
					MERGER TRANSACTION		ALFLEX PLANNED DISPOSITION (K)	FINANCING ADJUSTMENTS (M)
ASSETS
Current Assets
Cash and cash equivalents	$836	$4	$840	$10,759	—		$65,450	$(65,450)	$11,599
Net residual interest in receivables sold	73,006	(26,226)	46,780	—	—		—	(46,780)	—
Accounts receivable, net	551	(182)	369	136,985	(2,399	) B		80,000	261,735
								46,780
Inventories	143,407	(16,406)	127,001	75,000	17,014	D			219,015
Restricted cash	—	—	—	22,278	—		—	—	22,278
Deferred income taxes	—	—	—	12,367			—	—	12,367
Other current assets	18,983	(289)	18,694	15,350	—		196	—	34,240
Current assets of discontinued operations	—	43,099	43,099	—	—		(43,099)	—	—

Total Current Assets	236,783	—	236,783	272,739	14,615		22,547	14,550	561,234
Property and equipment, net	138,427	(14,591)	123,836	216,172			—	—	340,008
Goodwill	19,265	(19,265)	—	69,351	119,080	C			160,911
					(16,970	) G
					5,164	F
					(17,014	) D
					1,300	N
Investments in joint ventures	—	—	—	893	—		—	—	893
Other assets, net	7,753	—	7,753	12,798	(1,300	) N	—	6,500	25,751
Non-current assets of discontinued operations	—	33,856	33,856	—	—		(33,856)	—	—

	$402,228	$—	$402,228	$571,953	$104,875		$(11,309)	$21,050	$1,088,797

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$57,748	$(8,912)	$48,836	$95,719	(2,399	) B	$2,294	$—	$142,156
Accrued liabilities	31,032	(4,691)	29,651	41,688	5,500	E	—	(6,700)	66,933
		3,310			17,200	L		(5,500)
								(17,200)
Current maturities of long-term debt	5,104	—	5,104	26	—			(5,130)	—
Current liabilities of discontinued operations	—	13,603	13,603	—	—		(13,603)	—	—

Total Current Liabilities	93,884	3,310	97,194	137,433	20,301		(11,309)	(34,530)	209,089
Long-term debt	125,000	—	125,000	255,751	—			32,880	436,331
								5,500
								17,200
Deferred income taxes	—	—	—	22,097	—		—	—	22,097
Accrued pension benefits	31,234	(1,267)	29,967	12,686	5,164	F	1,267	—	49,084
Accrued post retirement benefits	63,898	—	63,898	—	(16,970	) G	—	—	46,928
Other long-term liabilities	3,707	—	3,707	12,937	—		—	—	16,644
Non-current liabilities of discontinued operations	—	1,267	1,267	—	—		(1,267)	—	—
STOCKHOLDERS’ EQUITY
Common stock	160	—	160	1,716	1,182	H	—	—	3,058
Additional paid-in capital	405,793	—	405,793	102,885	(405,793	) I	—	—	279,118
					5,438	I
					170,795	I
Deferred stock compensation	—	—	—	(5,480)	—		—	—	(5,480)
Retained earnings (Accumulated deficit)	(305,603)	(2,310)	(308,913)	53,900	308,913	J	—	—	53,900
		(1,000)
Accumulated other comprehensive loss	(15,845)	—	(15,845)	(4,565)	15,845	J	—	—	(4,565)
Treasury stock	—	—	—	(17,407)	—		—	—	(17,407)

Stockholders’ Equity	84,505	(3,310)	81,195	131,049	96,380		—	—	308,624

	$402,228	$—	$402,228	$571,953	$104,875		$(11,309)	$21,050	$1,088,797

Common shares outstanding	16,020,397		16,020,397	15,525,574	13,416,719				28,942,293

See Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet

(All dollar amounts are in thousands.)

The unaudited pro forma condensed combined balance sheet reflects the following pro forma adjustments and IMCO’s preliminary purchase price allocations as further described below:

A) To reflect the planned disposition of Alflex Corporation. Commonwealth entered into a stock purchase agreement dated June 4, 2004 for the sale of Alflex Corporation. The sale is expected to close in July 2004, subject to conditions of closing as defined in the stock purchase agreement. The assets and liabilities of Alflex Corporation have been reclassified to reflect them as “Current and Non-current Assets and Liabilities of Discontinued Operations.” Additionally, an adjustment to record the assets and liabilities of Alflex Corporation at estimated fair value has been recorded. The adjustment to fair value resulted in the reduction of the carrying value of the Alflex Corporation net assets in the amount of $3,310 based on an estimated loss on disposition (before tax) of $2,310 and a related income tax provision of $1,000. Because the estimated net loss on disposition has no continuing impact on the ongoing operations of the combined entity, such loss has been excluded from the accompanying unaudited pro forma condensed combined statements of operations and is reflected as an adjustment to retained earnings.

B) To reflect the elimination of outstanding accounts receivables and payables between IMCO and Commonwealth.

C) To record the excess of purchase price over net assets acquired as follows:

Purchase consideration:

Estimated fair value of IMCO common shares (fair value is based on the average closing price of IMCO common stock two days prior and two days following announcement of the merger on June 17, 2004) issued in exchange for all outstanding Commonwealth common shares based on an exchange ratio of 0.815 IMCO common shares for each share of Commonwealth common stock, resulting in the issuance of 13,416,719 IMCO common shares	$172,137
Estimated fair value of IMCO stock options to be granted in exchange for Commonwealth stock options	5,438
Estimated acquisition costs (E)	5,500
Estimated severance and other obligations arising from the merger (L)	17,200

Total acquisition consideration	200,275
Less: Estimated fair value of net assets acquired comprised of the following:
Current assets	193,684
Property and equipment	123,836
Other assets	7,753
Net assets of discontinued operations	62,085
Current liabilities	(83,591)
Long-term debt	(125,000)
Accrued pension and post retirement benefits	(93,865)
Other long-term liabilities	(3,707)

Estimated fair value of net assets acquired *	81,195

Goodwill	$119,080

*	Based upon currently available information, IMCO has assumed for purposes of this unaudited pro forma condensed combined balance sheet that the book value of Commonwealth’s tangible assets and liabilities approximate their fair value. IMCO is in the process of performing further analysis, including an outside appraisal of the fair values of certain assets of Commonwealth to be acquired and liabilities to be assumed. Based upon this further analysis, which has not yet been completed, the allocation of the purchase price assigned to the Commonwealth net assets acquired may be further refined. This may result in a portion of the purchase price being further allocated to inventories, property and equipment and other identifiable intangible assets, with a corresponding adjustment to goodwill.

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet—(Continued)

(All dollar amounts are in thousands.)

D) To reflect the adjustment to conform the companies’ accounting methods for inventory. Commonwealth has applied the last-in-first-out (LIFO) method to value inventories while IMCO has applied the average cost and specific identification methods. The resulting adjustment to increase Commonwealth’s inventories and record the related impact on goodwill, is as follows:

Debit Inventories	$17,014
Credit Goodwill	$17,014

E) To reflect transaction costs that are estimated to be $5,500.

F) To reflect a purchase price adjustment to increase the liability for pension benefits by $5,164 to record the estimated fair value of Commonwealth’s pension obligation to be assumed by IMCO. The resulting adjustment to increase the liability for pension benefits and record the related impact on goodwill is as follows:

Debit Goodwill	$5,164
Credit Accrued pension benefit	$5,164

G) To reflect a purchase price adjustment to reduce the liability for accrued post retirement benefits by ($16,970) to record the estimated fair value of the post retirement benefit obligations to be assumed by IMCO. The resulting adjustment to decrease the liability for accrued post retirement benefit obligations and to record the related impact on goodwill is as follows:

Debit Accrued post retirement benefits	$16,970
Credit Goodwill	$16,970

H) To record adjustments to common stock as follows:

To eliminate Commonwealth’s common stock balance	$(160)
To reflect the incremental shares of IMCO common stock to be issued for the acquisition 13,416,719 shares at $.10 par value	1,342

Total pro forma adjustments to common stock	$1,182

I) To record adjustments to additional paid-in-capital as follows:

To eliminate Commonwealth’s additional paid-in-capital	$(405,793)
To record the estimated fair value (in excess of par) for the 13,416,719 shares of IMCO common stock to be issued for the acquisition	170,795
To record the estimated fair value of IMCO stock options to be issued in exchange for Commonwealth stock options	5,438

Total pro forma adjustment to additional paid-in-capital	$(229,560)

J) To eliminate Commonwealth’s accumulated deficit and accumulated other comprehensive loss balances.

K) To reflect the sale of Alflex Corporation by Commonwealth resulting in estimated gross cash proceeds to Commonwealth of $65,450. Certain assets and liabilities of Alflex Corporation are to be retained by Commonwealth subsequent to the sale. Therefore, these assets and liabilities have been reclassified to the appropriate financial statement line item.

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet—(Continued)

(All dollar amounts are in thousands.)

L) To reflect the estimated liability for merger costs to be incurred by Commonwealth that will be assumed by IMCO and the estimated severance liability for Commonwealth employees to be terminated, change in control payments to Commonwealth executives to be paid at the closing of the merger and other obligations of IMCO arising from the merger transactions that are related to officers and directors of Commonwealth that will not continue to serve the combined company following completion of the merger.

M) The merger agreement requires the refinancing of all of Commonwealth’s 10 3/4% senior subordinated notes due 2006 (Senior Notes) together with accrued and unpaid interest, repurchase of all receivables previously sold under Commonwealth’s existing receivables purchase agreement and the refinancing of the amounts outstanding under Commonwealth’s revolving credit facility and IMCO’s revolving credit facility. The source of funds for the refinancing of Commonwealth’s senior notes, the repurchase of the receivables required to terminate Commonwealth’s existing receivables facility and the repayment of amounts outstanding at closing under Commonwealth’s revolving credit facility is intended to be through the issuance of $100,000 of IMCO’s 10 3/8% senior secured notes due 2010 and through a new secured revolving line of credit facility. No commitment has been obtained by IMCO for the issuance of IMCO Senior Secured Notes or for any new IMCO revolving line of credit at this time. Such commitments are expected to be received prior to the closing of the merger. The following adjustments have been reflected in the accompanying pro forma unaudited condensed financial statements to reflect the financing transactions required by the merger agreement:

1)	An adjustment to reflect the use of $65,450 in proceeds from the sale of Alflex Corporation that will reduce outstanding borrowings of the combined entity.

2)	An adjustment to reflect the repurchase of $80,000 of accounts receivable outstanding under Commonwealth’s accounts receivable facility that are required to be repurchased to terminate Commonwealth accounts receivable financing facility.

3)	An adjustment to reflect a reclassification of Commonwealth’s net residual interest in receivables sold of $46,780, to accounts receivable.

4)	An adjustment to reflect a reclassification of the accrued interest on Commonwealth’s Senior Notes that is required to be redeemed in the amount of $6,700, to long-term borrowings; IMCO intends to obtain long-term financing as the source of funds for this assumed obligation.

5)	An adjustment to reclassify $5,130 outstanding under Commonwealth’s and IMCO’s revolving credit facilities to long-term debt, as IMCO intends to obtain long-term financing to refinance these obligations.

6)	An adjustment to reflect the estimated costs to be incurred by IMCO to issue $100,000 in IMCO Senior Secured Notes and to obtain a new revolving line of credit, that are currently estimated to be $6,500. This adjustment has been reflected as an increase to other long term assets and an increase in long-term debt in the accompanying unaudited pro forma condensed balance sheet.

7)	An adjustment to reclassify the estimated merger transaction costs of $5,500 from accrued liabilities to long-term debt, as IMCO intends to obtain long-term financing as the source of funds for these costs.

8)	An adjustment to reclassify the estimated severance liability for Commonwealth employees to be terminated and change in control payments and other obligations of IMCO arising from the merger transaction related to officers and directors of Commonwealth, and obligation related to merger costs to be incurred by Commonwealth that are to be assumed by IMCO totaling $17,200, from accrued liabilities to long-term debt, as IMCO intends to obtain long-term financing as the source of funds for these costs.

As a result of these adjustments, current maturities of long-term debt are estimated to decrease by $5,130 and long-term debt is estimated to increase by $55,580. A comparison of IMCO and Commonwealth debt

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet—(Continued)

(All amounts are in thousands.)

outstanding as of March 31, 2004 on a historical basis and on a pro forma basis, reflecting the planned refinancing transactions described above, is as follows:

IMCO and Commonwealth Historical Debt Outstanding March 31, 2004:

IMCO
10 3/8% senior secured notes due 2010 (net of $1,231 discount)	$208,769
Morgantown, Kentucky solid waste disposal facilities revenue bonds (6.0% to 7.65%)	14,405
Senior revolving credit facility	32,563
Other	40

255,777
Commonwealth
10 3/4% senior subordinated notes due 2006	125,000
Revolving credit facility	5,104

130,104

Total	$385,881

IMCO and Commonwealth Pro Forma Debt Balances March 31, 2004

10 3/8% senior secured notes due 2010 (net of $1,231 discount) (1)	$308,769
Morgantown, Kentucky solid waste disposal facilities revenue bonds (6.0% to 7.65%)	14,405
New senior revolving credit facility(2)	113,157

Total	$436,331

(1)	For purposes of the accompanying unaudited pro forma financial statements, it has been assumed that the additional $100,000 in IMCO Senior Secured Notes would be priced at their principal amount. The actual selling price may not be at that amount, since IMCO has not yet obtained a commitment for the issuance of additional Senior Secured Notes.
(2)	In connection with the refinancing, Commonwealth will be required to repurchase receivables previously sold under its receivables purchase agreement. At March 31, 2004, $80.0 million was previously sold under the receivables purchase agreement.

N)	To reflect a purchase price adjustment to writeoff the Commonwealth deferred financing costs as all of the Commonwealth financing arrangements are to be refinanced and terminated as required by the merger agreement. The resulting adjustment to decrease other assets and record the related impact on goodwill is as follows:

Goodwill	$1,300

Other assets	$1,300

IMCO RECYCLING INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(in thousands, except per share data)

	COMMONWEALTH HISTORICAL	ALFLEX PLANNED DISPOSITION (A)	COMMONWEALTH ADJUSTED	IMCO HISTORICAL	PRO FORMA ADJUSTMENTS				PRO FORMA COMBINED
					MERGER TRANSACTION		FINANCING TRANSACTION
Revenues	$918,396	$(100,685)	$817,711	$892,015	$(19,436	) E	$—		$1,690,290
Cost of sales	858,274	(88,872)	769,402	837,428	(19,436	) E	—		1,582,769
					(4,625	) B

Gross profit	60,122	(11,813)	48,309	54,587	4,625		—		107,521
Selling, general and administrative expense	46,085	(11,768)	34,317	38,242	—		—		72,559
Fees on receivables sale	—	—	—	843	—		—		843
Goodwill impairment charges	29,607	(29,607)	—	—	—		—		—
Interest expense	14,951	555	15,506	15,806	—		660	D	31,972
Other (income) expense, net	(1,771)	—	(1,771)	(4,017)	—		—		(5,788)
Equity in net earnings of affiliates	—	—	—	(789)	—		—		(789)

Earnings (loss) before provision for income taxes and minority interests	(28,750)	29,007	257	4,502	4,625		(660)		8,724
Provision for (benefit from) income taxes	184	(69)	115	(1,029)	—		—		(914	) F

Earnings (loss) before minority interests	(28,934)	29,076	142	5,531	4,625		(660)		9,638
Minority interests, net of provision for income taxes	—	—	—	560	—		—		560

Net earnings (loss)	$(28,934)	$29,076	$142	$4,971	$4,625		$(660)		$9,078

Net earnings (loss) per common share:
Basic	$(1.81)		$0.01	$0.34					$0.33
Diluted	$(1.81)		$0.01	$0.33					$0.32
Weighted average shares outstanding (C):
Basic	16,011		16,011	14,473					27,522
Diluted	16,011		16,075	15,011					28,193

See Notes to Unaudited Pro Forma Condensed Combined Statements of Operations.

IMCO RECYCLING INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(in thousands, except per share data)

	COMMONWEALTH HISTORICAL	ALFLEX PLANNED DISPOSITION (A)	COMMONWEALTH ADJUSTED	IMCO HISTORICAL	PRO FORMA ADJUSTMENTS			PRO FORMA COMBINED
					MERGER TRANSACTION		FINANCING TRANSACTION
Revenues	$284,077	$(31,823)	$252,254	$278,508	$(6,564	) E	$—	$524,198
Cost of sales	263,620	(25,602)	238,018	255,361	(6,564	) E	—	476,572
					(10,243	) B

Gross profit	20,457	(6,221)	14,236	23,147	10,243		—	47,626
Selling, general and administrative expense	13,913	(3,262)	10,651	11,931	—		—	22,582
Interest expense	4,094	159	4,253	6,444	—		165 D	10,862
Other (income) expense, net	(494)	—	(494)	143	—		—	(351)
Equity in net earnings of affiliates	—	—	—	(17)	—		—	(17)

Earnings (loss) before provision for income taxes and minority interests	2,944	(3,118)	(174)	4,646	10,243		(165)	14,550
Provision for (benefit from) income taxes	70	(9)	61	1,908	—		—	1,969	F

Earnings (loss) before minority interests	2,874	(3,109)	(235)	2,738	10,243		(165)	12,581
Minority interests, net of provision for income taxes	—	—	—	27	—		—	27

Net earnings (loss)	$2,874	$(3,109)	$(235)	$2,711	$10,243		$(165)	$12,554

Net earnings (loss) per common share:
Basic	$0.18		$(0.01)	$0.19				$0.46
Diluted	$0.18		$(0.01)	$0.18				$0.44
Weighted average shares outstanding (C):
Basic	16,020		16,020	14,501				27,557
Diluted	16,187		16,020	15,294				28,717

See Notes to Unaudited Pro Forma Condensed Combined Statements of Operations.

Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations

(All dollar amounts are in thousands.)

A) To reflect the planned disposition of Alflex Corporation, a wholly-owned subsidiary of Commonwealth. Commonwealth entered into a stock purchase agreement dated June 4, 2004 for the sale of Alflex Corporation. The sale is expected to close in July 2004, subject to conditions to closing as described in the stock purchase agreement. These adjustments reflect the elimination of Alflex revenues, cost of sales, and other operating data.

B) To reflect the impact of conforming Commonwealth’s method of accounting for inventory with IMCO’s method. Commonwealth has applied the LIFO method to value inventories while IMCO has applied the average cost and specific identification methods. Had Commonwealth applied a method of accounting for inventories consistent with IMCO’s during the pro forma periods presented, the estimated impact would have been as follows:

	Year ended December 31, 2003	Three months ended March 31, 2003
Decrease cost of sales	$4,625	$10,243

C) Pro forma combined basic and diluted shares include adjustments to reflect the impact of the exchange ratio of 0.815 share of IMCO common stock for each share of outstanding Commonwealth common stock and the impact of IMCO stock options exchanged for outstanding Commonwealth stock options.

D) The merger agreement requires the refinancing of all of Commonwealth’s Senior Notes together with accrued and unpaid interest and the repurchase of all receivables previously sold under Commonwealth’s existing receivables purchase agreement and the refinancing of any amounts outstanding under Commonwealth’s revolving credit facility and IMCO’s revolving credit facility. The source of funds for the refinancing of Senior Notes and the repurchase of the receivables required to terminate Commonwealth’s receivables facility and the repayment of amounts outstanding at closing under Commonwealth’s revolving credit facility is intended to be through the issuance of $100,000 of IMCO’s 10 3/8% senior secured notes due 2010 and through a new secured revolving line of credit facility. No commitment has been obtained by IMCO for the issuance of IMCO Senior Secured Notes or for any new IMCO revolving line of credit. An adjustment has been reflected in the accompanying unaudited pro forma condensed combined financial statements to reflect the estimated impact on interest expense based on the planned refinancing transactions required to be consummated in connection with the merger. The adjustments to reflect the impact of the refinancing transactions on interest expense for each period are presented below. The adjustments which are summarized below assume 1) the $100,000 IMCO Senior Secured Notes are sold at their principal amount and have a per annum interest rate of 10 3/8%, and 2) the new IMCO revolving line of credit has a per annum interest rate of 4.5%.

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Increase interest expense	$660	$165

The effect of a  1/8% change in the interest rate assumption is equal to approximately $266 in additional interest expense on a per annum basis.

E) This adjustment reflects the elimination of revenues and cost of sales between IMCO and Commonwealth.

F) The companies, on a combined basis, incurred losses in the United States in recent periods that may require additional valuation allowances to be recorded in the future. For purposes of the unaudited pro forma financial statements, no adjustment has been made to IMCO’s deferred tax benefit of $906 and $5,861 recorded for federal and state purposes in the United States during the three-month period ended March 31, 2004 and the year ended December 31, 2003, respectively. The ability of the combined company to record a tax provision or benefit in future periods has yet to be determined.

DESCRIPTION OF IMCO CAPITAL STOCK

This summary of the material features and rights of IMCO’s capital stock does not purport to be complete and is qualified in its entirety by reference to applicable Delaware law and IMCO’s certificate of incorporation and bylaws. See “Where You Can Find More Information” beginning on page 115 of this joint proxy statement/prospectus.

Common Stock

The authorized capital stock of IMCO consists of 40,000,000 shares of common stock, $0.10 par value and 8,000,000 shares of preferred stock, $0.10 par value (“Preferred Stock”). As of                     , 2004, there were                      shares of common stock issued and outstanding, and no shares of preferred stock had been issued. IMCO anticipates issuing approximately 13,250,000 shares of its common stock in the merger (including certain shares issuable on the exercise of options).

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. The holders of common stock do not have cumulative voting rights. Dividends may be paid to holders of common stock when, as and if declared by the board of directors out of funds legally available therefor. Holders of common stock have no conversion, redemption or preemptive rights. All shares of common stock, when validly issued and fully paid, will be non-assessable. In the event of any liquidation, dissolution or winding-up of IMCO, holders of IMCO common stock are entitled to share ratably in the assets of IMCO remaining after provision for payment of creditors and after the liquidation preference, if any, of any preferred stock outstanding at the time.

Preferred Stock

IMCO is authorized to issue preferred stock from time to time, in one or more series with such rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences as may be fixed or designated by the board of directors without any further vote or action by the stockholders. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of IMCO’s securities or the removal of incumbent management. The board of directors of IMCO, without stockholder approval, may issue preferred stock with voting and conversion rights and dividend and liquidation preferences that could adversely affect the holders of common stock. No shares of preferred stock are outstanding, and IMCO currently has no plans to issue any preferred stock.

Officer and Director Indemnification

IMCO’s certificate of incorporation and bylaws contain provisions (1) limiting the personal liability of its directors for monetary damages resulting from breaches of their duty of care to the extent permitted by Section 102(b)(7) of the DGCL, and (2) making indemnification of IMCO’s directors and officers mandatory to the fullest extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary.

Board of Directors

The board of directors of IMCO is divided into three classes that are elected for staggered three-year terms. The holders of a majority of the outstanding voting stock may remove a director with or without cause. The number of directors to constitute the entire board of directors may be determined only by the board of directors by resolution. Any new director elected or chosen to fill a vacancy will serve for the remainder of the full term of the class in which such vacancy occurred, rather than until the next election of directors. These provisions of IMCO’s certificate of incorporation also provide that the affirmative vote of holders of 60% of IMCO’s outstanding voting stock is required to amend these provisions, as well as related provisions of its bylaws.

The provisions of the certificate of incorporation and bylaws summarized in certain of the preceding paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Transfer Agent

The Transfer Agent and Registrar for IMCO’s common stock is Mellon Investor Services LLC.

Delaware Anti-Takeover Law

IMCO is a Delaware corporation subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation and an “interested stockholder” are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before the stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned:

•	by directors who are also officers, and

•	by employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors.

Under the DGCL, the term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions that increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

COMPARISON OF STOCKHOLDERS’ RIGHTS

As a result of the merger, the holders of Commonwealth common stock will become holders of IMCO common stock. The rights of the stockholders of IMCO are and will continue to be governed by applicable Delaware law, including the DGCL, and by IMCO’s certificate of incorporation and bylaws.

The following is a summary of the material differences between the rights of IMCO stockholders and Commonwealth stockholders. Because both IMCO and Commonwealth are organized under the laws of the State of Delaware, these differences arise principally from differences between the IMCO certificate of incorporation and the Commonwealth certificate of incorporation, and differences between IMCO’s bylaws and Commonwealth’s bylaws.

The following summaries do not provide a complete description of the specific rights of IMCO stockholders under its certificate of incorporation and bylaws as compared with the rights of Commonwealth stockholders under its certificate of incorporation and bylaws. The identification of specific differences in the rights of these holders as material is not intended to indicate that other equally important or more significant differences do not exist. These summaries are qualified in their entirety by reference to the governing corporate instruments of IMCO and Commonwealth to which you are referred.

Authorized Capital Stock.

Under Commonwealth’s certificate of incorporation, Commonwealth is authorized to issue 51,000,000 shares consisting of 50,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. Under IMCO’s certificate of incorporation, IMCO is authorized to issue 48,000,000 shares consisting of 8,000,000 shares of preferred stock, par value $0.10 per share, and 40,000,000 shares of common stock, par value $0.10 per share.

Stockholder Meetings

Annual Meetings

Both IMCO’s and Commonwealth’s bylaws provide that annual meetings of stockholders will be held on any date as designated by the respective board of directors. IMCO’s bylaws also specify that all meetings for stockholders for the election of directors must be held in Dallas, Texas, at such place within such city as fixed by the IMCO board of directors, or at such other place either within or without the State of Delaware as designated by the IMCO board of directors and stated in the notice of the meeting.

Special Meetings

Under IMCO’s bylaws, a special meeting of the stockholders may be called by order of the board of directors and must be called by the chairman of the board, the president or the secretary at the request in writing of a majority of the board of directors. Commonwealth’s bylaws specify that special meetings of stockholders may be called by the chairman of the board, vice chairman of the board, president or the board of directors. Both IMCO’s and Commonwealth’s bylaws provide that special meetings of stockholders may be held at any place the respective board of directors determines and designates.

Notice of Meetings to Stockholders.

Both IMCO’s and Commonwealth’s bylaws specify that written notice of stockholder meetings must be given not less than 10 and no more than 60 days prior to the meeting. Under both IMCO’s and Commonwealth’s bylaws, a stockholder may waive such notice by signing a written waiver, whether before or after the time stated in such notice. Commonwealth’s bylaws also provide that attendance at a meeting constitutes waiver of notice of such meeting except when the person attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Adjournment and Notice of Adjournment of Stockholder Meetings.

Under IMCO’s bylaws, if a quorum is not constituted at a meeting of stockholders, the stockholders entitled to vote who are present in person or by proxy at the meeting may adjourn the meeting without notice to another date or time. Under Commonwealth’s bylaws, if a quorum is not constituted at a meeting of stockholders, the holders of a majority of the voting power of the shares present or represented at the meeting of stockholders may adjourn the meeting from time to time. Both IMCO’s and Commonwealth’s bylaws specify that notice need not be given of an adjourned meeting if its place and time are announced at the meeting at which the adjournment is taken. Both require that notice of the adjourned meeting be given to each stockholder of record entitled to vote at the meeting if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the new meeting.

Quorum at a Stockholder Meeting.

Under IMCO’s bylaws, the holders of stock having a majority of the voting power of the stock entitled to be voted at the meeting, present in person or by proxy, constitute a quorum, except as otherwise provided by law or IMCO’s certificate of incorporation. Under Commonwealth’s bylaws, the holders of a majority of the outstanding Commonwealth shares entitled to vote on a matter at the meeting, present in person or represented by proxy, constitute a quorum, except as otherwise provided by law, Commonwealth’s certificate of incorporation or bylaws. Additionally, Commonwealth’s bylaws specify that when a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, constitute a quorum with respect to that vote on that matter. Two or more classes or series of stock will be considered a single class if the holders thereof are entitled to vote together as a single class.

Notice of Business to be Brought Before a Meeting.

IMCO’s bylaws provide that notice of business to be properly brought by a particular stockholder before an annual meeting must be delivered to or mailed and received by IMCO’s secretary at the principal executive offices of IMCO not less than 120 calendar days prior to the date specified in IMCO’s proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders. However, if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder must be received not later than the close of business on the later of 120 calendar days in advance of such annual meeting date or 10 calendar days following the date on which public announcement of the date of the annual meeting is first made. Additionally, IMCO’s bylaws provide that such notice must contain, for each matter to be brought before the annual meeting:

•	a brief description of the business to be brought before the meeting and the reasons for conducting such business at the annual meeting;

•	the name and address of the stockholder;

•	the class and number of shares beneficially owned by the stockholder;

•	a description of any material interest of the stockholder in the matter; and

•	any other information required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

In order to include a stockholder proposal in the proxy statement and form of proxy, the stockholder must provide notice required under Regulation 14A under the Securities Exchange Act of 1934.

Commonwealth’s bylaws provide that notice of stockholder business must be delivered to Commonwealth’s secretary at Commonwealth’s principal executive office not less than 60 nor more than 90 days prior to the meeting. However, if the date of the meeting is first publicly announced or disclosed less than 70 days prior to the date of the meeting, such advance notice shall be given not more than 10 days after such date is first so announced or disclosed. Public notice is deemed to have been given more than 70 days in advance if Commonwealth has previously disclosed that the annual meeting in each year is to be held on a determinable date, unless and until the board of directors determines to hold the meeting on a different date. Additionally, Commonwealth’s bylaws provide that the notice must contain:

•	the text of the proposal;

•	a brief written statement of the reasons why such stockholder favors the proposal;

•	the name and address of the proposing person;

•	the class and number of all shares held of each class of stock beneficially owned by the stockholder; and

•	a description of any material interest of the stockholder in the proposal.

Proxies and Voting.

Under IMCO’s certificate of incorporation and bylaws, each stockholder has one vote for every share of stock owned by such stockholder and registered in such stockholder’s name on IMCO’s books. Commonwealth’s bylaws provide that each stockholder has one vote for every share of stock held by such stockholder.

IMCO’s bylaws provide that voting on all matters other than election of directors need not be by written ballot unless a written ballot is demanded by a stockholder or is so directed by the chairman of the meeting. Under Commonwealth’s bylaws, voting need not be by written ballot unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or represented by proxy at the meeting so determine.

Both IMCO’s and Commonwealth’s bylaws provide that each stockholder entitled to vote may appoint a proxy to act for such stockholder. IMCO’s bylaws require that such proxy be appointed by an instrument in writing subscribed by such stockholder or by his attorney duly authorized and delivered to the secretary of IMCO or the secretary of the meeting. The bylaws of both IMCO and Commonwealth specify that no proxy may be voted or acted upon after three years from its date, unless the proxy provides otherwise. IMCO’s bylaws provide that the proxy will be revocable unless the proxy expressly states that it is irrevocable and unless otherwise made irrevocable by law. Commonwealth’s bylaws provide that the proxy will be revocable unless the proxy expressly states that it is irrevocable and it is coupled with an interest sufficient in law to support an irrevocable power.

Under IMCO’s bylaws, the election of directors must be determined by a plurality of the votes cast, and all other matters, except as otherwise required by law or under the IMCO certificate of incorporation or bylaws, must be determined by a majority of the votes cast. Commonwealth’s bylaws provide that the election of directors must be determined by a plurality of the shares present in person or represented by proxy at the meeting, and all other matters, except as otherwise required by law or under the Commonwealth certificate of incorporation or bylaws, must be determined by a majority of the shares present in person or represented by proxy at the meeting. Commonwealth’s bylaws also provide that where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes, present in person or represented by proxy, shall be the act of such class or classes, except as otherwise provided by law or under Commonwealth’s certificate of incorporation or bylaws.

Under IMCO’s bylaws, two inspectors of election may be appointed by the chairman of the meeting, unless the board of directors has theretofore made such appointments. Additionally, IMCO’s bylaws provide that such inspectors need not be stockholders and that any officer may be appointed inspector on any question other than a vote for or against his election to any position or on any other question in which he may be directly interested. Commonwealth’s bylaws provide that the board of directors or the president of Commonwealth will appoint the inspectors of election. Commonwealth’s bylaws also provide that the date and time of the opening and closing of polls for each matter subject to voting will be announced at the meeting.

Nomination of Directors.

Under IMCO’s bylaws, written nominations must properly be delivered to or mailed and received by IMCO’s secretary at the principal executive offices of IMCO not less than 120 calendar days prior to the date specified in IMCO’s proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders. However, if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder must be received not later than the close of business on the later of 120 calendar days in advance of such annual meeting date or 10 calendar days following the date on which public announcement of the date of the annual meeting is first made. Under Commonwealth’s bylaws, written nominations must be delivered to Commonwealth’s secretary at Commonwealth’s principal executive office not less than 60 nor more than 90 days prior to the meeting. However, if the date of the meeting is first publicly announced or disclosed less than 70 days prior to the date of the meeting, such advance notice shall be given not more than 10 days after such date is first so announced or disclosed.

Proper nominations of candidates for IMCO’s board of directors must include the name, age, residence address and business address of the nominee, the principal occupation or employment of the nominee, the class and number of shares beneficially owned by the nominee, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, naming such persons, pursuant to which the nominations are to be made by the stockholder, and any other information relating to such nominee that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, and as to such stockholder giving notice, the information required as described above in any notice of stockholder business. In contrast, proper nominations of candidates for Commonwealth’s board of directors must include the name of the nominee, the number and class of all shares of each class of stock beneficially owned by the nominee, the information regarding the nominee required by paragraphs (a), (e), and (f) of Item 401 of Regulation S-K as adopted by the Securities and Exchange Commission, the nominee’s signed consent to serve as director if elected, such stockholder’s name and address and the number and class of all shares of each class of stock beneficially owned by such stockholder.

Number and Classification of Directors on Board.

IMCO’s certificate of incorporation and bylaws provide that the board of directors may, from time to time, set the number of directors, provided that the number is not less than three. The bylaws and certificate of incorporation of Commonwealth on the other hand provide that the board of directors may, from time to time, fix the number of directors, but the number of directors must not be less than one. Additionally, Commonwealth’s certificate of incorporation provides that in the event that the holders of any class or series of stock are entitled, voting separately as a class, to elect any directors of the corporation, then the number of directors that may be elected by such holders will be in addition to the number fixed pursuant to the bylaws and, except as otherwise expressly provided in the terms of such class or series, the terms of such directors will expire at the annual meeting next succeeding their election. The IMCO certificate of incorporation and bylaws and the Commonwealth certificate of incorporation specify that the board of directors of each will be divided into three classes, as nearly equal in number as possible.

Vacancies of Directors.

Vacant positions and newly created directorships on IMCO’s board of directors, under IMCO’s bylaws and certificate of incorporation, may be filled by a majority vote of the directors remaining in office, even if less than a quorum. New positions and vacancies on Commonwealth’s board of directors, under Commonwealth’s bylaws, will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by the sole remaining director. Both IMCO’s and Commonwealth’s certificates of incorporation and bylaws provide that any new director chosen or elected to fill a vacancy will serve for the remainder of the term of the class in which such vacancy occurred. Additionally, Commonwealth’s bylaws provide that when the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series then in office, or by the sole remaining director so elected.

Removal of Directors.

A director or the entire board of directors of IMCO, under IMCO’s bylaws and certificate of incorporation, may be removed, with or without cause, only by the affirmative vote, by written ballot, of the stockholders of at least a majority of the voting power of all the then outstanding shares of the voting stock, voting together as a single class. Under the Commonwealth certificate of incorporation and bylaws, a director may be removed only for cause. The Commonwealth bylaws specify that any director or the entire board of directors may be removed, with cause, by holders of a majority of the shares entitled to vote at the election of directors.

Amendment of Bylaws.

The IMCO bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or the board of directors at any regular meeting, or at any special meeting if the notice of the meeting included the alteration, amendment, repeal or adoption of new bylaws as a purpose in the notice of the meeting. The IMCO bylaws and certificate of incorporation require the affirmative vote of the holders of at least sixty percent (60%) of the voting power of all of the then-outstanding shares of voting stock, voting together as a single class, for the alteration, amendment, repeal or adoption of a provision inconsistent with, specified sections of the IMCO bylaws. The Commonwealth certificate of incorporation provides that the board of directors is authorized to adopt, amend or repeal the bylaws. The Commonwealth bylaws specify that the bylaws may be amended or repealed, and new bylaws adopted, by the board of directors, but that the stockholders entitled to vote may adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

Rights Plan.

On March 6, 1996, Commonwealth adopted a stockholder rights plan and entered into a rights agreement with National City Bank as rights agent. Under the Commonwealth rights agreement, one right attaches to each outstanding share of Commonwealth common stock. Each Commonwealth right, when exercisable, entitles its registered holder to purchase from Commonwealth one one-hundredth of a share of Commonwealth common stock at an exercise price of $65.00, subject to adjustment (the “exercise price”). The Commonwealth rights become exercisable only if a person or group acquires beneficial ownership of 15% or more of the outstanding Commonwealth common stock or announces a tender offer or exchange offer for 15% or more of the outstanding Commonwealth common stock, subject to certain exceptions specified in the Commonwealth rights agreement. If such an acquisition occurs (a “flip-in event”), each Commonwealth right (other than rights beneficially owned by the acquiring person or its affiliates, associates or transferees), to the extent permitted by applicable law, will constitute the right to purchase that number of shares of Commonwealth’s common stock having an aggregate market price equal to twice the exercise price for an amount in cash equal to the then-current exercise price. In the event that Commonwealth sells more than 50% of the assets to, or merges with, another entity while the entity directly or indirectly controls Commonwealth (a “flip-over event”), each Commonwealth right (other than rights owned by such entity or its affiliates, associates or transferees), to the extent permitted by law, will constitute the right to purchase that number of shares of such entity’s capital stock or that percentage of another entity interest having an aggregate market value equal to twice the exercise price for an amount in cash equal to the then current exercise price. The Commonwealth rights agreement has been amended so that neither the execution of the merger agreement with IMCO and Merger Sub nor the completion of the merger contemplated thereby will result in the Commonwealth rights being exercised, distributed or triggered.

IMCO has not adopted a stockholder rights plan.

Amendment of Certificates of Incorporation.

The certificate of incorporation for Commonwealth requires the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors to amend, modify or repeal Article VI of the certificate of incorporation. Generally, Article VI relates to:

•	the election of directors by written ballot;

•	the number of directors;

•	the division of the board of directors into classes;

•	the removal of directors; and

•	the election of directors by stockholders voting separately as a class.

The certificate of incorporation of IMCO requires the affirmative vote of the holders of at least 60% of the voting power of the then-outstanding shares of voting stock, voting together as a single class, to alter, amend, repeal or adopt any provision inconsistent with or repeal specific provisions of the certificate of incorporation. The provisions requiring such vote relate to:

•	the number of directors;

•	the division of the board of directors into classes;

•	the removal of directors;

•	filling vacancies on the board of directors;

•	the rights of preferred stockholders to fill vacancies on the board of directors; and

•	the right of the board of directors to alter, amend or repeal the bylaws.

PROPOSED AMENDMENT TO IMCO’S CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED SHARES

General

IMCO’s board of directors has adopted and declared advisable a proposal authorizing an amendment to IMCO’s certificate of incorporation to increase the number of authorized shares of capital stock of IMCO from 48,000,000 to 88,000,000 in order to increase the number of authorized shares of IMCO common stock from 40,000,000 to 80,000,000. The number of authorized shares of preferred stock would remain the same-8,000,000. The board of directors proposed that the amendment, a copy of which is attached to this joint proxy statement/prospectus as Annex E, be submitted to a vote by the stockholders of IMCO at the IMCO special meeting.

If the stockholders approve the amendment as proposed by the Board of Directors, the certificate of incorporation of IMCO will be amended and the number of authorized shares of capital stock will be increased to 88,000,000 and the number of authorized shares of IMCO common stock will be increased to 80,000,000. Pursuant to the proposed amendment, the first sentence of Article FOURTH of the restated certificate of incorporation of IMCO will be amended to read as follows:

“Fourth: The total number of shares of stock which the Corporation shall have authority to issue is 88,000,000, 8,000,000 of such shares to be classified as preferred stock (the “Preferred Stock”), par value $0.10 per share, and 80,000,000 of such shares to be classified as common stock (the “Common Stock”), par value $0.10 per share.”

Reasons for the Amendment

IMCO’s certificate of incorporation currently authorizes 40 million shares of common stock and 8 million shares of preferred stock. At             , 2004,              shares were outstanding (not including              shares of treasury stock), approximately              million shares were reserved for issuance under IMCO’s stock option and equity compensation plans, and approximately              million shares were not reserved for any specific use and were available for future issuances. If IMCO’s merger with Commonwealth is consummated, IMCO will issue approximately an additional 13.25 million shares of common stock and reserve approximately an additional              shares for issuance under the IMCO 2004 Equity Incentive Plan and outstanding options under the Commonwealth stock option plans.

IMCO’s board of directors believes that, following the consummation of the Commonwealth merger, the approximately              million shares of common stock that will not be reserved and which will be available for issuance will not provide it with sufficient flexibility to act in a timely manner in meeting future stock needs. IMCO anticipates that it may in the future need to issue additional shares in connection with one or more of the following:

•	acquisitions;

•	strategic investments;

•	corporate transactions, such as stock splits or stock dividends;

•	financing transactions, such as public offerings of common stock or convertible securities;

•	incentive and employee benefit plans; and

•	otherwise for corporate purposes that have not yet been identified.

In order to provide IMCO’s board of directors with certainty and flexibility to undertake such transactions to support the business of IMCO and Commonwealth as a combined company future business growth, the board believes that it is advisable and in the best interests of IMCO to amend IMCO’s certificate of incorporation to increase the number of authorized shares of IMCO common stock to 80,000,000 shares and the resulting increase in the total number of authorized shares of capital stock from 48,000,000 to 88,000,000. The board of IMCO believes that the certainty and flexibility provided by this amendment will be beneficial to IMCO whether or not the merger is consummated.

If this proposal is adopted, the additional authorized shares of common stock may be issued upon the approval of IMCO’s board of directors at such times, in such amounts, and upon such terms as IMCO’s board of directors may determine, without further approval of the stockholders, unless such approval is expressly required by applicable law, regulatory agencies, or any exchange or quotation service on which IMCO’s common stock may then be listed. For example, such stockholder approval may be required for the issuance of shares of common stock in connection with certain types of acquisitions. In addition, the New York Stock Exchange requires stockholder approval in certain additional situations, including: (i) issuances of stock to a director, officer or substantial stockholder, or from an entity in which one of such persons is a substantial stockholder, or from an entity in which one of such persons has a substantial direct or indirect interest, and the stock issuable in such transaction could result in an increase in the number of shares or voting power of the outstanding shares of 1% or more, (ii) in a transaction or a series of transactions (except for a public offering of common stock for cash) that would result in an increase in the number of shares or voting power of the outstanding shares by 20% or more, (iii) where the issuance of common stock would result in a change of control of IMCO, or (iv) in connection with a stock option or purchase plan under which stock may be acquired by employees, directors or service providers. The ability of IMCO’s board of directors to issue shares from the additional authorized shares will allow the board, except under the limited circumstances discussed in this paragraph, to perform the functions for which they are currently empowered under IMCO’s certificate of incorporation and bylaws in executing certain transactions, such as acquisitions, investments, or other transactions, pursuant to which such additional authorized shares could be issued without further stockholder approval of the specific transaction.

IMCO’s stockholders do not have preemptive rights with respect to future issuances of additional shares of common stock, which means that current stockholders do not have a prior right to purchase any new issue of IMCO common stock in order to maintain their proportionate ownership interest. As a result, the issuance of a significant amount of additional authorized common stock (other than as the result of a stock split or other pro rata distribution to stockholders) would result in a significant dilution of the beneficial ownership interests and/or voting power of each stockholder who does not purchase additional shares to maintain his or her pro rata interest. As additional shares are issued, the shares owned by existing stockholders will represent a smaller percentage ownership interest in IMCO. In addition, the issuance of additional shares of IMCO common stock could result in a decrease in the trading price of IMCO’s common stock, depending on the price at which such shares are issued.

IMCO’s board of directors does not intend or view the proposed increase in the number of authorized shares of common stock as an anti-takeover measure, but rather, as a means of providing greater flexibility as indicated above.

Nevertheless, the proposed increase in IMCO’s authorized shares could enable the board to issue additional shares to render more difficult or discourage a merger, tender offer, proxy context removal of management or any other attempt by another person or entity to obtain control of IMCO, even if the holders of IMCO’s common stock deem such acquisition of control of IMCO to be in their best interests. The issuance of additional shares of common stock in a public or private sale, merger or similar transaction would increase the number of outstanding shares and thereby could dilute the proportionate interest of a party attempting to gain control of IMCO. As of the date of this joint proxy statement/prospectus, IMCO’s board of directors and its management are not aware of any attempt or plan to take over or acquire IMCO or IMCO’s common stock, and the proposal to increase the authorized shares of IMCO common stock was not prompted by any specific takeover or acquisition effort or threat.

Other than the amendment to IMCO’s certificate of incorporation to increase the number of authorized shares of IMCO’s common stock, IMCO’s board of directors does not currently contemplate recommending the adoption of any other proposals or amendments to IMCO’s certificate of incorporation that could be construed to affect the ability of third parties to take over or change the control of IMCO.

The IMCO board unanimously recommends a vote FOR the amendment to IMCO’s certificate of incorporation to increase the number of authorized shares of IMCO common stock.

PROPOSAL TO ADOPT THE IMCO RECYCLING INC. 2004 EQUITY INCENTIVE PLAN

General

On                          , 2004, IMCO’s board of directors adopted the IMCO Recycling Inc. 2004 Equity Incentive Plan (the “2004 Plan”), subject to approval by the stockholders. The 2004 Plan is not a “qualified plan” within the meaning of section 401 of the Internal Revenue Code of 1986, as amended (the “Code”).

The primary objective of the 2004 Plan is to promote stockholder value by providing appropriate incentives to key employees and certain other individuals who perform services for IMCO and its affiliates. The Plan is administered by the Compensation Committee of IMCO’s board of directors, which is comprised exclusively of non-employee independent directors. The 2004 Plan provides for the granting of incentive and non-incentive stock options, as well as other awards, such as stock-based stock appreciation rights, restricted stock, stock units, performance units, performance shares and other equity-based awards providing similar benefits. Certain awards under the 2004 Plan may be paid in cash or common stock, as determined by the Compensation Committee. The Compensation Committee has exclusive discretion to select the participants who will receive awards and to determine the type, size and terms of each award; however, non-employee directors are not eligible to receive awards. The Compensation Committee will also make all other determinations that it decides are necessary or desirable in the interpretation and administration of the 2004 Plan.

The following summary of the material features of the 2004 Plan is qualified by reference to the copy of the 2004 Plan that is attached as Annex E to this proxy statement.

General Terms

The 2004 Plan provides for the grant of incentive and non-qualified stock options, restricted stock, stock units, stock appreciation rights, performance units, performance shares, dividend equivalent rights and share awards to (i) IMCO’s directors, officers and employees, (ii) individuals to whom IMCO has extended a formal written offer of employment and (iii) IMCO’s independent contractors. Up to              shares of IMCO’s common stock may be subject to awards granted under the 2004 Plan. The number of stock options and stock appreciation rights that may be awarded to any individual in a calendar year is                                 . The number of shares that may be issued pursuant to an award other than an option or stock appreciation right and which is settled by the issuance of shares is                                 . The number of Incentive Stock Options that may be awarded is                                 .

If an award granted under the 2004 Plan expires, is canceled, is settled in cash (including the settlement of tax withholding obligations using shares) or is otherwise terminated without having been fully exercised or payment having been made in respect of the entire award, the shares allocable to the terminated portion of the award will be available for use again under the 2004 Plan. If a stock appreciation right is settled in shares, the excess of the number of shares covered by the stock appreciation right over the number of shares issued in settlement of the stock appreciation right will also be available for use again under the 2004 Plan.

The Compensation Committee of IMCO’s board of directors will administer the 2004 Plan. The composition of the Compensation Committee is intended to permit the awards under the 2004 Plan to qualify for exemption under Rule 16b-3 under the Securities Exchange Act. In addition, awards under the 2004 Plan, including annual incentive awards paid to executive officers subject to Section 162(m) of the Code (i.e., covered employees), will satisfy the requirements of Section 162(m) to permit the deduction by IMCO of the associated expenses for Federal income tax purposes.

The Compensation Committee will select the individuals who are eligible for awards, determine the number of awards to be granted, establish the terms, conditions and other provisions of the grants, and construe and interpret the terms of the 2004 Plan. All decisions made by the Compensation Committee will be final, binding and conclusive. No member of the Compensation Committee will be liable for any action, inaction, determination or interpretation made in good faith relating to the 2004 Plan or any transaction under the 2004 Plan.

Description of Awards

As a general matter, awards granted under the 2004 Plan will be subject to the terms and conditions set forth in an agreement evidencing their grant.

•	Stock Options. The Compensation Committee may grant incentive and non-qualified stock options to participants. Incentive stock options are options to purchase shares of IMCO’s common stock that are intended to qualify for special tax treatment under Section 422 of the Code (“ISOs”). Non-statutory stock options (“NSOs”) do not qualify for such treatment. The exercise price of options granted under the 2004 Plan may not be less than 100% of the fair market value of a share on the date of grant. The term of options may not exceed ten years (for an ISO, five years if the recipient is a ten-percent stockholder) The exercise price may be paid with cash or its equivalent, with previously acquired shares of IMCO common stock, or by other means approved by the Compensation Committee, including by means of a broker-assisted exercise.

•	Stock Appreciation Rights. The Compensation Committee may, either alone or in connection with the grant of an option, grant stock appreciation rights to participants under the 2004 Plan. Stock appreciation rights granted alone may be exercised at such times and be subject to such terms and conditions as the Compensation Committee may impose. Stock appreciation rights that are granted in tandem with options may only be exercised upon the surrender of the right to purchase an equivalent number of shares of IMCO’s common stock under the related options and may be exercised only with respect to the shares of common stock for which the related options are then exercisable. The term of stock appreciation rights granted under the 2004 Plan cannot exceed ten years. A stock appreciation right entitles a participant to surrender any then exercisable portion of the stock appreciation right and, if applicable, the related option, in exchange for an amount equal to the product of (i) the excess of the fair market value of a share of IMCO’s common stock on the date preceding the date of surrender over the fair market value of a share of IMCO’s common stock on the date the stock appreciation right was issued, or, if the stock appreciation right is related to an option, the per share exercise price of the option, and (ii) the number of shares of IMCO’s common stock subject to the stock appreciation right.

•	Dividend Equivalent Rights. The Compensation Committee may grant dividend equivalent rights either in connection with awards or as separate awards under the 2004 Plan. Amounts payable in respect of dividend equivalent rights may be payable currently or, if applicable, deferred until the lapsing of restrictions on the dividend equivalent rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the award to which the dividend equivalent rights relate.

•	Restricted Stock. The Compensation Committee may grant awards of restricted stock under the 2004 Plan, which, unless the Compensation Committee determines otherwise at the time of grant, carry full voting rights and other rights as a stockholder, including rights to receive dividends and other distributions. Unrestricted shares will be delivered when the restrictions lapse.

•	Stock Units. The Compensation Committee may grant stock units under the 2004 Plan, which represent the right of a participant to receive payment upon vesting or on any later date specified by the Compensation Committee. The amount of such payment is equal to the fair market value of a share of IMCO’s common stock on the date the stock unit was granted, the vesting date, or such other date determined by the Compensation Committee at the time of grant.

•	Share Awards. The Compensation Committee may grant share awards under the 2004 Plan as additional compensation for services rendered or in lieu of cash or other compensation to which a participant is entitled.

•	Performance Awards. The Compensation Committee may grant performance shares and performance units under the 2004 Plan, which will be earned only if performance goals established for performance periods are met. Unless the Compensation Committee determines otherwise at the time of grant, performance shares carry with them full voting rights and other rights as a stockholder, including rights to receive dividends and other distributions. Performance shares represent the right to receive a certain number of shares of IMCO’s common stock on the terms and conditions provided in an agreement. Performance units are denominated in shares of IMCO’s common stock or a specified dollar amount and represent the right to receive: (i) in the case of share-denominated performance units, a payment in the amount of the fair market value on the date of grant, vesting or any other date specified by the Compensation Committee; (ii) in the case of dollar-denominated performance units, the specified dollar amount; or (iii) a percentage (which may exceed 100%) of the amount set forth in (i) or (ii), depending on the level of the performance goals attained. The following performance criteria may be used to measure IMCO’s performance as a whole or the performance of a business unit, business segment or division, either individually, or alternatively in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, in each case as specified by the Compensation Committee (a) net earnings or net income (before or after taxes); (b) earnings per share; net sales growth; (c) net operating profit; (d) return measures (including, but not limited to, return on assets, capital, equity, or sales); (e) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (f) earnings before or after taxes, interest, depreciation, and/or amortization; (g) gross or operating margins; (h) productivity ratios; (i) share price (including, but not limited to, growth measures and total stockholder return); (j) expense targets; (k) margins; (l) operating efficiency; (m) market share; and (n) customer satisfaction. The Compensation Committee may adjust performance criteria to reflect the impact of specified corporate transactions, accounting or tax law changes or other extraordinary or nonrecurring events, provided that any such modification does not prevent an award from qualifying for the “Performance-Based Exception” under section 162(m) of the Code, which is described below.

•	Deferrals. The Compensation Committee may require or permit a participant to defer the receipt of cash or shares pursuant to any awards under the 2004 Plan. Only participants who are within a selected group of senior executives or highly compensated employees may be required or permitted to defer the receipt of awards under the 2004 Plan.

Effect of Certain Transactions and Changes in Capitalization

Unless otherwise provided in an award agreement, if a transaction that constitutes a change in control of IMCO, as defined in the 2004 Plan, occurs, then (i) outstanding options, stock appreciation rights, stock units and restricted stock vest and (ii) outstanding performance units and performance shares vest as if performance objectives were met at the target level and participants are entitled to a cash payment in respect of performance units.

Furthermore unless otherwise provided by the Compensation Committee, if a participant’s employment with, or service as a director of, IMCO is terminated without cause within the 12 months following a change in control, each option and stock appreciation right held by the participant that was exercisable as of the date of his or her termination of employment or service remains exercisable for a period ending not before the earlier of (x) the first anniversary of the termination of the participant’s employment or service or (y) the expiration of the stated term of the stock options or stock appreciation rights, notwithstanding any shorter period set forth in the agreement evidencing the option or stock appreciation right.

In the event of a change in capitalization as defined in the 2004 Plan, adjustments and other substitutions will be made to the 2004 Plan by the Compensation Committee, including adjustments to the maximum number of shares subject to the 2004 Plan, the number and class of shares subject to awards and, if applicable, the exercise price.

Federal Tax Consequences

The following is a summary of the United States Federal income tax consequences of participating in the 2004 Plan. This discussion does not address all aspects of the U.S. Federal income tax consequences of participating in the Plan that may be relevant to an award holder in light of his or her personal investment or tax circumstances and does not discuss any state, local or foreign tax consequences of participating in the 2004 Plan. This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

•	Incentive Stock Options. An award holder will not be subject to tax upon the grant of an incentive stock option (an “ISO”) or upon the exercise of an ISO. However, the excess of the fair market value of the Shares on the date of exercise over the exercise price paid will be included in alternative minimum taxable income. Whether an award holder is subject to the alternative minimum tax will depend on his or her particular circumstances. An award holder’s basis in the shares received will be equal to the exercise price paid, and the holding period in such Shares will begin on the day following the date of exercise.

If the award holder disposes of the Shares on or after the later of (i) the second anniversary of the date of grant of the ISO and (ii) the first anniversary of the date of exercise of the ISO (the “statutory holding period”), he or she will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such disposition and the basis in the Shares. Such capital gain or loss will be subject to the rules set forth under “Disposition of Shares” below.

If an award holder disposes of the Shares before the end of the statutory holding period, he or she will have engaged in a “disqualifying disposition.” As a result, he or she will be subject to tax:

1) on the excess of the fair market value of the Shares on the date of exercise (or the amount realized on the disqualifying disposition, if less) over the exercise price paid, as ordinary income, and

2) on the excess, if any, of the amount realized on such disqualifying disposition over the fair market value of the Shares on the date of exercise, as capital gain. Such capital gain will be subject to the rules set forth under “Disposition of Shares” below.

If the amount an award holder realizes from a disqualifying disposition is less than the exercise price paid (i.e., the basis) and the loss sustained upon such disposition would otherwise be recognized, no ordinary income from such disqualifying disposition will be recognized and instead will recognize a capital loss. In the event of a disqualifying disposition, the amount recognized as ordinary income is generally deductible by us or one of our subsidiaries.

The current position of the Internal Revenue Service is that income tax withholding and FICA and FUTA taxes (“employment taxes”) do not apply upon the exercise of an ISO or upon any subsequent disposition, including a disqualifying disposition, of shares acquired pursuant to the exercise of the ISO.

•	Nonstatutory Stock Options. An award holder will not be subject to tax upon the grant of an option which is not intended to be (or does not qualify as) an ISO (a “NSO”). Upon exercise of a nonstatutory stock option, an amount equal to the excess of the fair market value of the shares acquired on the date of exercise over the exercise price paid is taxable to the award holder as ordinary income, and such amount is generally deductible by us or one of our subsidiaries. This amount of income will be subject to income tax withholding and employment taxes. The basis in the shares received will equal the fair market value of the shares on the date of exercise, and the holding period in such shares will begin on the day following the date of exercise.

•	Stock Appreciation Rights. An award holder will not be subject to tax upon the grant of a stock appreciation right. Upon exercise of a stock appreciation right, an amount equal to the cash and/or the fair market value (measured on the date of exercise) of any shares received will be taxable as ordinary income, and such amount generally will be deductible by us or one of our subsidiaries. This amount of income will be subject to income tax withholding and employment taxes.

•	Restricted Stock. An award holder will not be subject to tax upon receipt of an award of shares subject to forfeiture conditions and transfer restrictions (the “restrictions”) under the Plan. Unless a participant who receives an award of restricted Common Stock makes an election under Section 83(b) of the Code as described below, upon lapse of the restrictions, the award holder will recognize ordinary income equal to the fair market value of the Shares on the date of lapse (less any amount he or she may have paid for the shares), and such income will be subject to income tax withholding and employment taxes. The basis in the shares received will be equal to the fair market value of the shares on the date the restrictions lapse, and the holding period in such shares begins on the day after the restrictions lapse. If any dividends are paid to the award holder on such shares prior to the lapse of the restrictions they will be includible in his or her income during the restricted period as additional compensation (and not as dividend income) and will be subject to income tax withholding and employment taxes. If the Compensation Committee in its sole discretion permits a participant to make a Section 83(b) election, the participant will recognize ordinary income on the date the shares are awarded. The amount of ordinary income required to be recognized is an amount equal to the excess, if any, of the fair market value of the shares on the date of award over the amount, if any, paid for such shares. In such case, the participant will not be required to recognize additional ordinary income when the shares vest.

•	Restricted Stock Units/Performance Awards. An award holder will not be subject to tax upon the grant of a restricted stock unit or performance award. Upon vesting of the restricted stock unit or performance award, the fair market value of the Shares covered by the award on the vesting date will be subject to employment taxes. Upon distribution of the cash and/or Shares underlying the restricted stock units or performance awards, the award holder will recognize as ordinary income an amount equal to the cash and/or fair market value (measured on the distribution date) of the Shares received, and such amount will generally be deductible by us or one of our subsidiaries. This amount of income will generally be subject to income tax withholding on the date of distribution. The basis in any Shares received will be equal to the fair market value of the Shares on the date of distribution, and your holding period in such Shares will begin on the day following the date of distribution. If any dividend equivalent amounts are paid, they will be includible in ordinary income as additional compensation (and not as dividend income) and will be subject to income and employment tax withholding.

•	Disposition of Shares. Unless stated otherwise above, upon the subsequent disposition of Shares acquired under any of the preceding awards, the award holder will recognize capital gain or loss based upon the difference between the amount realized on such disposition and the basis in the Shares, and such amount will be long-term capital gain or loss if such Shares were held for more than 12 months. Capital gain is generally taxed at a maximum rate of 15% if the property is held more than one year.

•	Withholding. IMCO has the right to reduce the number of shares of common stock deliverable pursuant to the 2004 Plan by an amount which would have a fair market value equal to the amount of the minimum statutory amount to satisfy all federal, state or local taxes, domestic or foreign, required by law or regulation to be withheld, based on the tax rates then in effect or the tax rates that we reasonably believe will be in effect for the applicable tax year, or to deduct the amount of such taxes from any cash payment to be made to the participant, pursuant to the 2004 Plan or otherwise. The Compensation Committee may permit participants to satisfy all or a portion of the minimum statutory withholding requirement by having shares withheld from the award.

•

Performance-Based Exception. Under section 162(m) of the Code, IMCO may deduct, for federal income-tax purposes, compensation paid to its chief executive officer and four other most highly compensated executive officers only to the extent that such compensation does not exceed $1,000,000 for any such individual during any year, excluding compensation that qualifies as “performance-based compensation”. The 2004 Plan is intended to include features necessary for income from stock options and other performance-based awards under the 2004 Plan to qualify as “performance-based compensation.”

Awards For Non-U.S. Employees

To comply with the laws in other countries in which IMCO or its subsidiaries operate or may operate or have employees, directors, or third-party service providers, the Compensation Committee may establish subplans under the 2004 Plan and modify the terms of awards made to such employees and directors.

Termination, Amendment and Other Terms of the 2004 Plan

Options and stock appreciation rights are not transferable except as provided by will or the laws of descent and distribution or a qualified domestic relations order, or as the Compensation Committee may determine at or after grant. Restricted stock and performance awards are not transferable until their restrictions lapse. IMCO’s board of directors has the right to terminate or amend the 2004 Plan at any time so long as doing so does not impair or adversely alter any outstanding awards or shares acquired under the 2004 Plan without the award holder’s consent. Notwithstanding the foregoing, IMCO’s board of directors may not amend the plan absent stockholder approval to the extent such approval is required by applicable law, regulation or exchange requirement. In the absence of any earlier termination, the 2004 Plan will terminate on the tenth anniversary of the date it was adopted by IMCO’s board of directors.

The IMCO board of directors recommends that stockholders vote “FOR” the proposal to adopt the IMCO Recycling Inc. 2004 Equity Incentive Plan.

LEGAL MATTERS

The validity of the shares of IMCO common stock to be issued in the merger will be passed on for IMCO by Fulbright & Jaworski L.L.P., counsel to IMCO.

EXPERTS

The consolidated financial statements of IMCO appearing in IMCO’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference, which as to 2001 is based, in part, on the report of Arthur Andersen Wirtschaftsprüfunggesellschaft, Steuerberatunggesellschaft mbH (Arthur Andersen WS), independent auditors. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of Ernst & Young LLP given on the authority of such firm as experts in auditing and accounting.

The financial statements of VAW-IMCO Guss und Recycling GmbH as of December 31, 2001 and for the year ended December 31, 2001 have been audited by Arthur Andersen WS, independent auditors, as stated in the copy of their report that is also incorporated by reference herein. The report is a copy of the previously issued Arthur Andersen WS report; it has not been reissued by that firm. After reasonable efforts, we have not been able to obtain the consent of Arthur Andersen WS to the incorporation by reference of their report herein. Because such firm has not consented to the incorporation by reference of their report, investors may not be able to recover against Arthur Andersen WS for any claims that investors may assert related to the financial statements audited by that firm.

The financial statements of Commonwealth incorporated in this joint proxy statement/prospectus by reference to Commonwealth’s Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

IMCO intends to hold its next annual meeting of stockholders on or about May 11, 2005. A proxy statement and notice of this meeting will be mailed to all stockholders approximately one month prior to that date. To be eligible for inclusion in the combined company’s proxy statement for its 2005 annual meeting of stockholders, stockholder proposals, including director nominations, must be received at its headquarters at 5215 North O’Connor Blvd., Suite 1500, Central Tower at Williams Square, Irving, Texas 75039, by January 5, 2005. All stockholder proposals of this nature must comply with IMCO’s bylaws and Securities and Exchange Commission Rule 14a-8 under the Securities Exchange Act of 1934.

In addition, in order for a stockholder proposal to be raised from the floor during next year’s annual meeting, the combined company must receive written notice about that proposal by no later than January 5, 2005, and the proposal must contain the necessary information required by the combined company’s bylaws. In order for a stockholder to make a nomination for director at next year’s annual meeting, the stockholder must notify the combined company not later than 120 days before the date specified in this proxy statement for this year’s annual meeting of stockholders (i.e., May 3, 2004); therefore, the notice must be received by no later than January 5, 2005. The notice must meet all the other requirements contained in our bylaws for nominating directors.

To the extent the merger is not consummated, Commonwealth must receive by November 7, 2004 any proposal of a stockholder intended to be presented at Commonwealth’s 2005 annual meeting and to be included in Commonwealth’s proxy materials related to the 2005 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Proposals of stockholders submitted outside the processes of Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the 2004 annual meeting, or non-Rule 14a-8 proposals, must be received by Commonwealth by November 17, 2004 or these proposals will be considered untimely under the advance notice provisions of the Commonwealth bylaws. Non-Rule 14a-8 proposals must comply with certain provisions of Commonwealth’s bylaws. Commonwealth’s proxy related to the 2004 annual meeting will give discretionary authority to the proxy holders to vote with respect to all non-Rule 14a-8 proposals received by Commonwealth after February 21, 2005. Notices of stockholder proposals should be delivered personally or mailed, and any request for a copy of Commonwealth’s bylaws (which will be provided at no charge to any holder of Commonwealth common stock) should be directed, to the Secretary of Commonwealth at its principal offices.

WHERE YOU CAN FIND MORE INFORMATION

IMCO and Commonwealth file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that IMCO and Commonwealth have filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room:

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

The IMCO common stock and the Commonwealth common stock are traded on the New York Stock Exchange and the Nasdaq National Market, respectively, under the symbols “IMR” and “CMIN”, respectively.

Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the Securities and Exchange Commission. In addition, IMCO’s Securities and Exchange Commission filings are also available to the public on IMCO’s website, http://www.imcorecycling.com and Commonwealth’s filings with are also available to the public on Commonwealth’s website, http://www.ciionline.com. Information contained on IMCO’s web site and Commonwealth’s web site is not incorporated by reference into this prospectus, and you should not consider information contained on those web sites as part of this prospectus.

We incorporate by reference into this joint proxy statement/prospectus the documents listed below and any future filings IMCO or Commonwealth make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information that is furnished rather than filed in accordance with the rules promulgated by the Securities and Exchange Commission), including any filings after the date of this joint proxy statement/prospectus, until the special meetings. The information incorporated by reference is an important part of this joint proxy statement/prospectus. Any statement in a document incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is incorporated by reference into this joint proxy statement/prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

IMCO Securities and Exchange Commission Filings

Commission file number 001-07170

•	IMCO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

•	IMCO’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004.

•	IMCO’s definitive proxy statement filed on April 29, 2004.

•	IMCO’s Current Reports on Form 8-K and 8-K/A filed on January 29, 2004, April 14, 2004, June 18, 2004 and July 20, 2004 (other than, in each case, information that is furnished rather than filed in accordance with the rules promulgated by the Securities and Exchange Commission).

Commonwealth Securities and Exchange Commission Filings

Commission file number 000-25642

•	Commonwealth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

•	Commonwealth’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004.

•	Commonwealth’s definitive proxy statement filed on February 21, 2004.

•	Commonwealth’s Current Reports on Form 8-K filed on June 7, 2004, June 14, 2004 and June 18, 2004 (other than, in each case, information that is furnished rather than filed under the rules promulgated by the Securities and Exchange Commission).

The documents incorporated by reference into this joint proxy statement/prospectus are available from us upon request. We will provide a copy of any and all information that is incorporated by reference into this joint proxy statement/prospectus (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this joint proxy statement/prospectus) to any person without charge, upon written or oral request.

Additionally, we incorporate by reference into this joint proxy statement/prospectus the “Description of Capital Stock” section of Commonwealth’s Registration Statement on Form S-3, filed on July 31, 1997, as amended on August 28, 1997 and September 19, 1997, and the “Description of Capital Stock” section of IMCO’s Registration Statement on Form S-3, filed on September 30, 1997, as amended on October 10, 1997 and October 27, 1997.

Annex A

AGREEMENT AND PLAN OF MERGER

among

IMCO RECYCLING INC.,

SILVER FOX ACQUISITION COMPANY

and

COMMONWEALTH INDUSTRIES, INC.

Dated as of June 16, 2004

i

(continued)

(continued)

(continued)

Exhibits
Exhibit 1.05(a) – Restated Certificate of Incorporation
Exhibit 6.07 – Affiliate Letter
Exhibit 6.14(a) – Amendment to Parent By-laws
Exhibit 6.14(c)-1 – Chairman and Chief Executive Post-Merger Compensation Agreement
Exhibit 6.14(c)-2 – Chief Financial Officer Post-Merger Compensation Agreement
Exhibit 7.02(d)-1 – Parent, Merger Sub and parent of Merger Sub Tax Opinion Representation Letter
Exhibit 7.02(d)-2 – Company Tax Opinion Representation Letter

AGREEMENT AND PLAN OF MERGER, dated as of June 16, 2004 (this “Agreement”), among IMCO Recycling Inc., a Delaware corporation (“Parent”), Silver Fox Acquisition Company, a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and Commonwealth Industries, Inc., a Delaware corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Parent, the Company and Merger Sub are hereby agreeing to enter into a business combination transaction pursuant to which Merger Sub shall merge with and into the Company (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement and (ii) has recommended the adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) (i) has approved and adopted this Agreement and the other transactions contemplated by this Agreement and (ii) has recommended that the stockholders of Parent vote to approve the issuance of shares of common stock, par value $.10 per share, of Parent (“Parent Common Stock”) to the stockholders of the Company pursuant to the terms of the Merger and this Agreement (the “Share Issuance”); and

WHEREAS, for federal income tax purposes, the Merger is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms hereof and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the merger (the “Closing”) shall take place at the offices of Fulbright & Jaworski L.L.P., 2200 Ross Avenue, Suite 2800, Dallas, Texas, at 9:00 a.m. on the third business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

SECTION 1.03. Effective Time. As promptly as practicable following the Closing, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, in such form as is required by the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”).

SECTION 1.04. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 1.05. Certificate of Incorporation; By-laws.

(a) The Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended as of the Effective Time to be and read in its entirety in the form set forth in Exhibit 1.05(a) and, as so amended, such Restated Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided therein or by law.

(b) At the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

SECTION 1.06. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the initial officers of the Surviving Corporation shall be the officers of the Company immediately prior to Closing, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) each share of common stock, par value $.01 per share (“Company Common Stock” and all issued and outstanding shares of Company Common Stock being hereinafter collectively referred to as the “Shares”), issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.01(b)) shall be canceled and shall be converted automatically, subject to Section 2.02, into the right to receive 0.815 (the “Exchange Ratio”) shares of Parent Common Stock (the “Merger Consideration”), payable upon surrender, in the manner provided in Section 2.02, of the certificate that formerly evidenced such Share;

(b) each share of Company Common Stock held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned Subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; provided, however, that no such cancellation shall be effective if and to the extent that the Board of the Surviving Corporation determines that such cancellation could require the recognition of gain for Tax purposes; and

(c) each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

SECTION 2.02. Exchange of Certificates.

(a) Exchange Agent. As promptly as practicable after the Effective Time, Parent shall deposit, or shall cause to be deposited, with ChaseMellon Shareholder Services or such other bank or trust company that may be designated by Parent and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Shares, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.01 as of the Effective Time, and cash, from time to time as required to make payments in lieu of any fractional shares pursuant to Section 2.02(e), and, if applicable, dividends or other distributions with respect to such Parent Common Stock (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the shares of Parent Common Stock contemplated to be issued pursuant to Section 2.01 out of the Exchange Fund. Except as contemplated by Section 2.02(g) hereof, the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. As promptly as practicable (but no later than five business days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the Shares formerly represented by such Certificate (after taking into account all Shares then held by such holder), cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c), and the Certificate so surrendered shall forthwith be cancelled and returned to the Company. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c).

(c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 2.02(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws (as defined in Section 3.05(a)), following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time and paid prior to such surrender with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(d) No Further Rights in Company Common Stock. All shares of Parent Common Stock issued upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(c) or (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

(e) No Fractional Shares.

(i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent.

(ii) Parent shall deposit with the Exchange Agent an amount in cash sufficient for the Exchange Agent to pay each holder of Company Common Stock an amount in cash equal to the product obtained by multiplying (A) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (B) the average of the per share closing prices on the New York Stock Exchange (“NYSE”) of shares of Parent Common Stock during the ten consecutive trading days ending on (and including) the trading day immediately preceding the Closing Date.

(iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of the Company Common Stock with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders of the Company Common Stock (without interest and subject to the amount of any withholding taxes as contemplated in Section 2.02(h)).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Common Stock for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.02(e) and any dividends or other distributions with respect to the Parent Common Stock to which they are entitled pursuant to Section 2.02(c). Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, Parent or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h) Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

SECTION 2.03. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

SECTION 2.04. Company Stock Options.

(a) All options (the “Company Stock Options”) outstanding, whether or not exercisable and whether or not vested, at the Effective Time under the Commonwealth Industries, Inc. 1995 Stock Incentive Plan, as amended and restated April 23, 1999, the Commonwealth Industries, Inc. 1997 Stock Incentive Plan, as amended and restated April 23, 1999, (collectively, the “Company Stock Option Plans”), shall, in accordance with the terms of such plans, be fully vested upon, and shall remain outstanding following, the Effective Time. At the Effective Time, the Company Stock Options shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed by Parent in such manner that Parent (i) is a corporation “assuming a stock option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Code and the regulations thereunder or (ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be such a corporation were Section 424 of the Code applicable to such Company Stock Options. From and after the Effective Time, all references to the Company in the Company Stock Option Plans and the applicable stock option agreements issued thereunder shall be deemed to refer to Parent, which shall have assumed the Company Stock Option Plans as of the Effective Time by virtue of this Agreement and without any further action. From and after the Effective Time, each Company Stock Option (each, a “Substitute Option”) shall be exercisable upon the same terms and conditions as were applicable under the applicable Company Stock Option Plan and the applicable option agreement issued thereunder immediately prior to the Effective Time, except that (A) each such Substitute Option shall be exercisable for, and represent the right to acquire, that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio; and (B) the exercise price per share of Parent Common Stock shall be an amount equal to the exercise price per share of Company Common Stock subject to such Company Stock Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded upward to the nearest full cent).

(b) As soon as practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Substitute Option shall continue in effect on the same terms and conditions (including any antidilution provisions, and subject to the adjustments required by this Section 2.04 after giving effect to the Merger). Such notice shall include the number of shares of Parent Common Stock for which such person’s Substitute Options may be exercised and all applicable exercise prices thereunder. Parent shall comply with the terms of all such Substitute Options and ensure, to the extent required by, and subject to the provisions of, the Company Stock Option Plans, that Substitute Options that qualified as incentive stock options under Section 422 of the Code prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute Options pursuant to the terms set forth in this Section 2.04. On the date of the Effective Time, the shares of Parent Common Stock subject to Substitute Options shall be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form filed with the SEC, and Parent shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as Substitute Options remain outstanding. In addition, Parent shall use all reasonable efforts to cause the shares of Parent Common Stock subject to Substitute Options to be listed on the NYSE and such other exchanges as Parent shall determine.

(c) On or after the date of this Agreement and prior to the Effective Time, each of Parent and the Company shall take all necessary action such that, with respect to each member of the Company Board and each employee and officer of the Company that is subject to Section 16 of the Exchange Act, the acquisition by such person of Parent Common Stock or Substitute Options in the Merger and the disposition by any such person of Parent Common Stock or Company Stock Options pursuant to the transactions contemplated by this Agreement shall be exempt from the short-swing profit liability rules of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder.

SECTION 2.05. No Appraisal Rights/Dissenting Shares. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of shares of Company Common Stock in connection with the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the definitive disclosure schedule (denoted in writing as such) that has been delivered by the Company to Parent immediately prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”) or as set forth in (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, (ii) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and (iii) the Company’s Current Reports on Form 8-K filed on (A) May 7, 2004, (B) June 7, 2004 and (C) June 14, 2004, the Company hereby represents and warrants to Parent that:

SECTION 3.01. Corporate Organization.

(a) The Company and each Subsidiary of the Company (each such Subsidiary, a “Company Subsidiary”) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Merger or any of the transactions contemplated by this Agreement (collectively, the “Transactions”) or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Each of the Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of organization of each Company Subsidiary and the percentage interest of each Company Subsidiary owned by the Company and the other Company Subsidiaries in the aggregate, is set forth in Section 3.01(b) of the Company Disclosure Schedule. Other than as set forth in Section 3.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

SECTION 3.02. Certificate of Incorporation and By-Laws. The Company has heretofore made available to Parent a complete and correct copy of the certificate of incorporation and the by-laws or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such certificates of incorporation, by-laws or equivalent organizational documents are in full force and effect.

SECTION 3.03. Capitalization.

(a) The authorized capital stock of the Company consists of (i) 50,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”). As of June 16, 2004, (i) 16,034,397 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock were held in the treasury of the Company, (iii) no shares of Company Common Stock were held by Company Subsidiaries, and (iv) 2,668,052 shares of Company Common Stock could be issued pursuant to outstanding employee stock options or stock incentive rights granted pursuant to the Company Stock Option Plans. As of the date of this Agreement, no shares of Company Preferred Stock are issued and outstanding. Except as set forth in this Section 3.03, and except for the rights (the “Rights”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of March 6, 1996 (the “Company Rights Agreement”), between the Company and National City Bank, as rights agent, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company or any of the Company Subsidiaries, and no securities or obligation evidencing such rights are authorized, issued or outstanding. Section 3.03(a) of the Company Disclosure Schedule sets forth the following information with respect to each Company Stock Option outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Company Stock Option was granted; (ii) the number of shares of Company Common Stock subject to such Company Stock Option; (iii) the exercise price of such Company Stock Option; (iv) the date on which such Company Stock Option was granted; (v) the applicable vesting schedule; and (vi) the date on which such Company Stock Option expires. The Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which Company has granted such Company Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Company Stock Options. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except for the Company Rights Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Company Subsidiary. All outstanding shares of Company Common Stock, all outstanding Company Stock Options, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Laws and (ii) all requirements set forth in applicable Contracts. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its stockholders on any matter (“Voting Debt”).

(b) Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share owned by the Company or another Company Subsidiary is owned by such person free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on the Company’s or any Company Subsidiary’s voting rights, charges and other similar encumbrances of any nature whatsoever.

(c) No action of the shareholders of the Company is required to enter into, or consummate the sale of shares contemplated by, the Stock Purchase Agreement dated June 4, 2004, between Southwire Company and CI Holdings, Inc.

SECTION 3.04. Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. The execution and delivery of this Agreement by the Company, the performance of this Agreement by the Company and the consummation by the Company of the Merger have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger, other than obtaining the Requisite Company Vote (as defined below) and the filing and recordation of the Certificate of Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 3.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the certificate of incorporation or by-laws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and all filings and notifications described in Section 3.05(b) have been made, conflict with or violate any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement (oral or written), lease, license, permit, franchise or other instrument (“Contract”) or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences described in such clauses which would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the competition Laws of Germany and filing and recordation of the Certificate of Merger, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions, or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 3.06. Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and the Company

Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits held by the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is in default, breach or violation of (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (b) any Contract, Company Permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 3.07. SEC Filings; Financial Statements.

(a) The Company has filed all forms, statements, reports and documents required to be filed or, if permissible, furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2001 (collectively, the “Company SEC Reports”). The Company SEC Reports (i) were prepared in accordance with either the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of its filing date, each Company SEC Report complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and no Company Subsidiary is required to file any form, report or other document with the SEC pursuant to the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments of a generally recurring nature).

(c) Except as and to the extent set forth in the Company SEC Reports filed by the Company prior to the date hereof, neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for (i) their performance obligations under Contracts existing on the date hereof or under applicable Law, in each case to the extent arising after the date hereof, (ii) liabilities and obligations incurred in the ordinary course of business since the Audit Date and (iii) liabilities and obligations which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, and which in each case would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report and has made such certifications and statements filed prior to the date hereof available to Parent. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Company and the Company Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. Section 3.07(d) of the Company Disclosure Schedule lists, and the Company has made available to Parent, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e) The management of the Company has disclosed, based on its most recent evaluation as of the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board of Directors of the Company (i) all significant deficiencies and all material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) known to the Company as of the date of such evaluation which are reasonably likely to materially and adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involved management or other employees who have a significant role in the Company’s internal controls over financial reporting.

SECTION 3.08. Absence of Certain Changes or Events. Since December 31, 2003 (the “Audit Date”), except as expressly contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and there has not been any Company Material Adverse Effect. In addition, since the Audit Date and through the date hereof, neither the Company nor any Company Subsidiary has:

(a) declared, set aside, made or paid any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Company Subsidiary to the Company or any other wholly owned Company Subsidiary;

(b) (i) acquired (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or, outside the ordinary course of business, any significant amount of assets; (ii) disposed of (including, without limitation, by sale of assets or stock or any other transaction) any material portion of its business or assets; or (iii) incurred any indebtedness for borrowed money or issued any debt securities or assumed, guaranteed or endorsed, or otherwise become responsible for, the material obligations of any person other than any wholly owned Subsidiary, or made any material loans or advances, or granted any material security interest in any of its assets;

(c) paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice; or

(d) commenced or settled any material Action.

SECTION 3.09. Absence of Litigation. There is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, before any Governmental

Authority that (a) has had, or would reasonably be expected to have, a Company Material Adverse Effect or (b) as of the date hereof seeks to materially delay or prevent the consummation of the Transactions. Neither the Company nor any Company Subsidiary nor any material property or asset of the Company or any Company Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, that would reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement or would reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.10. Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule lists (i) all employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not such plan is subject to ERISA, and including any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”)) and all bonus, stock option, stock appreciation rights, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other Contracts, whether legally enforceable or not, to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Company Subsidiary, (ii) each employee benefit plan for which the Company or any Company Subsidiary could incur liability under ERISA, and (iii) any Contracts, arrangements or understandings between the Company or any Company Subsidiary and any employee or former employee of the Company or any Company Subsidiary including, without limitation, any Contracts, arrangements or understandings relating in any way to a sale of the Company or any Company Subsidiary (collectively, the “Company Plans”). The Company has made available to Parent a true and complete copy of (i) such Company Plans and all Contracts relating thereto, or to the funding thereof, including, without limitation, all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, and record-keeping agreements, each as in effect on the date hereof, and, in the case of any Company Plan that is not in written form, Parent has been supplied with an accurate description of such Company Plan as in effect on the date hereof, (ii) the most recently filed Internal Revenue Service (“IRS”) Form 5500 for each Company Plan, if any, (iii) the most recent summary plan description for each Company Plan for which a summary plan description is required by applicable law, (iv) the most recently received IRS determination letter, if any, issued by the IRS with respect to any Company Plan that is intended to qualify under Section 401(a) of the Code, (v) the most recently prepared actuarial report or financial statement, if any, relating to a Company Plan and a current schedule of assets (and the fair market value thereof assuming liquidation of any asset which is not readily tradable) held with respect to any funded Company Plan have been made available to Company, and (vi) all correspondence from the IRS or the Department of Labor received within the prior three years which relates to a Company Plan. There has been no amendment to, announcement by the Company or any Company Subsidiary relating to, or change in employee participation or coverage under, any Company Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

Each Company Plan (other than employment or severance agreements) can be unilaterally terminated or amended by the Company without incurring material liability thereunder on no more than 90 days’ notice. No notice has been received by the Company of an increase or proposed increase in the cost of a Company Plan.

(b) None of the Company Plans is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any entity (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code (“ERISA Affiliate”) could, as of the date hereof, incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). To the

Company’s knowledge, (i) no Company Multiemployer Plan is the subject of any proceeding brought by the PBGC and (ii) none of the Company or any Company ERISA Affiliate has received notice from any Company Multiemployer Plan that it is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in plan benefits or that an excise tax has been imposed, or that such plan intends to terminate or has terminated, (iii) neither the Company nor any ERISA Affiliate has incurred any liability (including any indirect, contingent or secondary liability) to or on account of a Multiemployer Plan, pursuant to Section 409, 502(1), 515, 4062, 4063, 4064, 4069, 4201, 4204 or 4212 of ERISA or Section 401(a)(29), 4971 or 4975 of the Code that could reasonably be expected to have a Material Adverse Effect individually or in the aggregate and no condition exists which presents a material risk to the Company or any ERISA Affiliate of incurring such a liability; and (iv) using actuarial assumptions and computation methods consistent with Part 1 of subtitle E of Title IV of ERISA, as of December 31, 2002, the Company and its ERISA Affiliates have no withdrawal liability under such Multiemployer Plans in the event of a complete withdrawal therefrom.

None of the Company Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates the Company or any Company Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or (iii) obligates the Company or any Company Subsidiary to make any payment or provide any benefit as a result of a “change in control,” within the meaning of such term under Section 280G of the Code. None of the Company Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Company Subsidiary. Each of the Company Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c) Each Company Plan (other than any Multiemployer Plans) is operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code, except where such non-compliance would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have performed all obligations required to be performed by them under, are not in default under or in violation of, and have no knowledge of any default or violation by any party to, any Company Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Company Plan (other than claims for benefits in the ordinary course) that would reasonably be expected to have a Company Material Adverse Effect and, to the knowledge of the Company, no fact or event exists that would give rise to any such Action that would reasonably be expected to have a Company Material Adverse Effect.

(d) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the IRS covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code.

(e) Neither the Company nor any ERISA Affiliate has engaged in or has any knowledge of a prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan unless such transaction is exempt under Section 408 of ERISA or Section 4975 of the Code. Neither the Company nor any Company Subsidiary has incurred any material liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could reasonably be expected to give rise to any such liability.

(f) All contributions, premiums or payments required to be made with respect to any Company Plan have been made on or before their due dates.

SECTION 3.11. Labor and Employment Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(i) as of the date hereof, there are no ongoing collective bargaining agreement negotiations which are scheduled to begin prior to the date of the consummation of the Transactions;

(ii) neither the Company nor any Company Subsidiary has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract, and there are no grievances outstanding against the Company or any Company Subsidiary under any such Contract;

(iii) there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or, to the knowledge of the Company, any claims concerning representation by a union or any collective bargaining unit under the National Labor Relations Act involving employees of the Company or any Company Subsidiary;

(iv) as of the date hereof, there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary;

(v) there are no demands, claims or threats of suit by former or current employees which assert “whistleblower” claims under any Law; and

(vi) there are no government Contracts which subject the Company to Executive Order No. 11246 and there are no proceedings or audits underway or known to be scheduled by the Office of Federal Contract Compliance Programs.

The consent of the labor unions which are a party to the collective bargaining agreements listed in Section 3.11 of the Company Disclosure Schedule is not required to consummate the Transactions.

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(i) the Company and the Company Subsidiaries are in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Company Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing;

(ii) neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with any Governmental Authority relating to employees or employment practices;

(iii) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is as of the date hereof pending or threatened with respect to the Company; and

(iv) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Company Subsidiary has employed or employ any person.

SECTION 3.12. Property and Leases.

(a) As of the date hereof, the Company and the Company Subsidiaries have sufficient title to all their properties and assets to conduct their respective businesses as currently conducted, with only such exceptions as have not had, and would not reasonably be expected, individually or in the aggregate, to have, a Company Material Adverse Effect.

(b) Each parcel of real property together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the owner thereof or its affiliates attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing (the “Real Property”) owned by the Company or any Company Subsidiary (the “Company Owned Real Property”) (i) is owned free and clear of all mortgages, pledges, liens (statutory or otherwise), security interests, conditional and installment sale agreements, encumbrances, charges, other claims of third parties of any kind, including, without limitation, any easement, right of way or other encumbrance to title or imperfection of title, or any option, right of first refusal, or right of first offer (collectively, “Liens”), other than Permitted Liens or Liens securing monetary obligations disclosed on the consolidated financial statements (or notes thereto) contained in the Company SEC Reports, and (ii) is, as of the date hereof, neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been threatened.

(c) As of the date hereof, the Company or a Company Subsidiary has a valid leasehold interest in the Real Property leased by the Company or any Company Subsidiary (the “Company Leased Real Property” and together with the Company Owned Real Property, the “Company Real Property”), free and clear of any Liens other than Permitted Liens or Liens securing monetary obligations disclosed on the consolidated balance sheets (or notes thereto) contained in the Company SEC Reports, except for any Liens upon the Company Leased Real Property that do not materially and adversely affect the current use of the Company Leased Real Property. Since the date of the last audited balance sheets contained in the Company SEC Reports filed prior to the date hereof, neither the Company nor the Company Subsidiaries have assigned, transferred, conveyed, mortgaged or encumbered any of their interests in any Company Leased Real Property. With respect to each Company Leased Real Property, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) the related lease agreement is a valid and binding agreement of the Company or a Company Subsidiary and is in full force and effect and (ii) there are no defaults, breaches or events which, with notice or lapse of time, would constitute a default or breach thereunder attributable to any action (or failure to act) on the part of the Company or the Company Subsidiaries, or to the Company’s knowledge, attributable to any action (or failure to act) of any other party thereunder.

(d) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, and there are no contractual or legal restrictions that preclude or restrict the ability to use any Company Real Property for the purposes for which it is currently being used as of the date hereof (or if any exist, such restrictions have been waived).

SECTION 3.13. Intellectual Property.

(a) The Company and the Company Subsidiaries own, free and clear from all liens or encumbrances except Permitted Liens, or have legally enforceable license rights for or otherwise possess legally enforceable rights to all of the Intellectual Property necessary for the operation of their respective businesses as presently conducted (“Company Intellectual Property”) (except to the extent that such enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights and other laws of equity).

(b) Section 3.13(b) of the Company Disclosure Schedule lists all registered Company Intellectual Property and all Company Intellectual Property for which there is an application for registration outstanding as of the date hereof, in each case owned by the Company or a Company Subsidiary (“Company Owned Intellectual Property”).

(c) Section 3.13(c) of the Company Disclosure Schedule lists all licenses, sublicenses or other agreements to which the Company or any of the Company Subsidiaries is a party and pursuant to which the Company or the Company Subsidiaries is authorized to use any third party Intellectual Property that is material to the conduct of the Company’s business as it is currently conducted.

(d) Section 3.13(d) of the Company Disclosure Schedule lists all licenses, sublicenses or other agreements as to which the Company or any of the Company Subsidiaries is a party and pursuant to which any other entity is authorized to use any Company Owned Intellectual Property that is material to conduct of the Company’s business as it is currently conducted (other than ordinary and customary user licenses granted to the customers).

(e) All employees of the Company have assigned to the Company inventions and other Intellectual Property conceived, developed or created in the course of their employment, except where failures to do so could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The licenses listed in Section 3.13(c) of the Company Disclosure Schedule are in full force and effect, and there has not been any uncured default in any obligation to be performed by the Company or a Company Subsidiary under such licenses. To the knowledge of the Company, no claim has been asserted, nor are there any claims that could be asserted, alleging that the licenses that have been granted to the Company or a Company Subsidiary have been terminated or otherwise diminished.

(g) To the knowledge of the Company, no claims have been made nor have any proceedings been commenced or threatened that challenge the validity, enforceability or subsistence of any of the Company Intellectual Property.

(h) The Company and each of the Company Subsidiaries have taken commercially reasonable and appropriate steps to protect and preserve the trade secrets and confidential information related to or used in connection with all the Company Owned Intellectual Property not otherwise protected by patents.

(i) Neither the Company nor any of the Company Subsidiaries has received written notice of, or become aware of, any unauthorized use, disclosure, infringement, threatened infringement, misappropriation or other violation of any of the Company Owned Intellectual Property by any third party, including any employee, former employee or independent contractor of the Company or the Company Subsidiaries, in each case any of which would be materially detrimental to the conduct of the Company’s business as currently conducted.

(j) To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries, as currently conducted, does not infringe upon, misappropriate or otherwise violate the intellectual property rights of any third party in a manner that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 3.14. Taxes.

(a) The Company and the Company Subsidiaries have filed any and all United States federal, state, local and non-United States Tax returns and reports required to be filed by them and have paid any and all Taxes required to be paid, other than (i) such payments as are being contested in good faith by appropriate proceedings and (ii) such filings or payments that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. All such Tax returns are true, accurate and complete in all material respects. Neither the IRS nor any other United States or non-United States taxing authority or agency is asserting or, to the knowledge of the Company, threatening to assert, against the Company or any Company Subsidiary any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. Neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes reflected in the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as at March 31, 2004 are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP.

(b) There are no Tax liens upon any property or assets of the Company or any of the Company Subsidiaries except liens for current Taxes not yet due. Neither the Company nor any of the Company Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of the Company Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change could reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code within the past five years. To the knowledge of the Company, neither the Company nor any of its affiliates has taken or agreed to take any action that would prevent the Transactions from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Transactions from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(c) Neither the Company nor any of the Company Subsidiaries is subject to any agreement or legal requirement for the sharing of Taxes or is obligated to indemnify any other person for Taxes pursuant to any agreement or legal requirement, which agreement or legal requirement shall remain in effect after the date of Closing. Neither the Company nor any Company Subsidiary shall be required to recognize income in a taxable period after the date of Closing that is attributable to any transaction occurring in, or a change in accounting method made for, a period ending on or prior to the date of Closing that resulted in a deferred reporting of income from such transaction or from such change in accounting method.

(d) The Company has determined that an “ownership change” within the meaning of Section 382 of the Code occurred in the Company’s 1995 taxable year and not in any subsequent tax year of the Company, and that the “annual limitation” on tax attributes available to the Company resulting from such ownership change has been properly calculated in the manner specified by the Code and properly reflected on the Company’s Tax Returns.

SECTION 3.15. Environmental Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Company nor any Company Subsidiary has violated or is in violation of any Environmental Law under circumstances that could reasonably be expected to require remediation by, or result in liability to, the Company or any Company Subsidiary pursuant to any Environmental Law;

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, none of the properties currently or formerly owned, leased, operated or otherwise used by the Company or any Company Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance in concentrations or under circumstances that could reasonably be expected to require remediation by, or result in liability to, the Company or any Company Subsidiary pursuant to any Environmental Law;

(c) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Company nor any Company Subsidiary has incurred, or received written notice of, any liability for any off-site contamination by Hazardous Substances;

(d) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Company nor any Company Subsidiary has incurred, or received written notice of any claim for, any liability under any Environmental Law;

(e) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, there are not any existing, pending or, to the knowledge of the Company or any Company Subsidiary, threatened actions, suits, claims, investigations, inquiries or proceedings by or before any court or any other governmental entity directed against the Company or any Company Subsidiary that pertain or relate to (i) any remedial obligations under any applicable Environmental Law, (ii) violations by the Company or any Company Subsidiary of any Environmental Law, (iii) personal injury or property damage claims relating to a release of chemicals or Hazardous Substances, or (iv) response, removal, or remedial costs under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) or any similar state law;

(f) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, the Company and each Company Subsidiary has all permits, licenses and other authorizations required under any Environmental Law for the operation of the business as presently conducted (“Environmental Permits”) and the Company and the Company Subsidiaries are in compliance in all material respects with such permits, licenses and other authorizations;

(g) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, none of the Company Real Property is listed or, to the knowledge of the Company and the Company Subsidiaries, proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System under CERCLA or any analogous federal, state or local list; and

(h) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, to the knowledge of the Company and the Company Subsidiaries, all Hazardous Substances generated by the Company and any Company Subsidiary have been transported, stored, treated and disposed of by carriers or treatment, storage and disposal facilities authorized or maintaining permits under applicable Environmental Laws.

SECTION 3.16. Amendment to Company Rights Agreement. The Company has amended the Company Rights Agreement so that (a) none of the approval, execution, delivery, announcement or performance of this Agreement or the consummation of the Merger or any other transactions contemplated hereby shall result in (i) Parent, Merger Sub or any other affiliate of Parent being, becoming or being deemed an “Acquiring Person,”

(ii) the occurrence of a “Stock Acquisition Date,” or (iii) the occurrence of a “Separation Time,” or the Rights becoming evidenced by, and transferable pursuant to, certificates separate from the certificates representing Shares, and (b) the Rights shall expire pursuant to the terms of the Company Rights Agreement no later than the Effective Time. All capitalized terms in quotation marks in this Section 3.16 shall have the meanings assigned to such terms in the Company Rights Agreement.

SECTION 3.17. Material Contracts.

(a) Subsections (i) through (vii) of Section 3.17(a) of the Company Disclosure Schedule contain a list of the following types of Contracts to which the Company or any Company Subsidiary is a party as of the date hereof (such Contracts as are required to be set forth in Section 3.17(a) of the Company Disclosure Schedule being referred to as the “Material Company Contracts”):

(i) all Contracts that are not for the purchase, sale, processing or tolling of metal and that are reasonably expected to involve consideration of more than $500,000, in the aggregate, in any calendar year;

(ii) all Contracts evidencing outstanding indebtedness for money borrowed and capital lease obligations (including, without limitation, any Contract pursuant to which the Company or any Company Subsidiary has sold, conveyed or otherwise transferred, or granted a security interest in, receivables) in a principal amount of $1,000,000 or more (“Company Debt Agreement”);

(iii) all Contracts for the purchase, sale, processing or tolling of metal for an amount in excess of $5,000,000;

(iv) all leases of real property leased for the use or benefit of the Company or any Company Subsidiary;

(v) all Contracts that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(vi) all material broker, distributor, dealer, manufacturer’s representative, franchise, agency, market research, marketing consulting and advertising Contracts to which the Company or any Company Subsidiary is a party; and

(vii) all management Contracts (excluding Contracts for employment) and Contracts with other consultants, including any Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party.

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(i) each Material Company Contract is a legal, valid and binding agreement;

(ii) neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Company Contract and, as of the date hereof, neither the Company nor any Company Subsidiary has received any claim of default under any Material Company Contract;

(iii) to the Company’s knowledge, as of the date hereof, no other party is in breach or violation of, or default under, any Material Company Contract; and

(iv) neither the execution of this Agreement nor the consummation of any Transactions shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company or any Company Subsidiary under any Material Company Contract.

The Company has furnished or made available to Parent true and complete copies of all Material Company Contracts, including any amendments thereto.

SECTION 3.18. Insurance.

(a) Section 3.18(a) of the Company Disclosure Schedule sets forth, with respect to each insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage (including, without limitation, any directors’ and officers’ liability insurance policies) as of the date hereof, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium charged. All material insurable risks of the Company and the Company Subsidiaries in respect of the businesses of each are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the businesses and operations in which the Company and the Company Subsidiaries are engaged.

(b) With respect to each insurance policy required to be set forth on Section 3.18(a) of the Company Disclosure Schedule: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect or has been cancelled prior to the date hereof; and (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy.

(c) At no time subsequent to December 31, 2000 and prior to the date hereof has the Company or any Company Subsidiary (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums shall be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 3.18(a) of the Company Disclosure Schedule shall not be available in the future substantially on the same terms as are now in effect.

SECTION 3.19. Board Approval; Vote Required.

(a) The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, has duly (i) approved this Agreement and the Transactions and declared their advisability, and (ii) recommended that the stockholders of the Company adopt this Agreement and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting (as defined below). The Company has been advised by its directors and executive officers that they intend as of the date hereof to vote all Shares beneficially owned by them in favor of adoption of this Agreement.

(b) The only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the Merger is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement (the “Requisite Company Vote”).

SECTION 3.20. Opinion of Financial Advisor. The Company has received the opinion of Morgan Stanley & Co. Incorporated, dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

SECTION 3.21. Brokers. No broker, finder or investment banker (other than Morgan Stanley & Co. Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

SECTION 3.22. Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation and by-laws is applicable to the Shares, the Merger or the Transactions. Assuming the accuracy of Parent’s representations and warranties contained in Section 4.20 (Ownership of Company Capital Stock), the board of directors of the Company has taken all action so that the restrictions on “business combinations” in Section 203 of the DGCL with respect to Parent and Merger Sub will not apply to the Company as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

SECTION 3.23. Hedging Arrangements. As of the date hereof, (a) except as set forth in the Company SEC Reports filed in 2004 prior to the date of this Agreement, (b) except for Hedging Arrangements entered into by the Company or any Company Subsidiary in the ordinary course of business consistent with past practice since the date of such Company SEC Reports, and (c) except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is bound by any Hedging Arrangement.

For the purposes of this Agreement, a “Hedging Arrangement” means a derivative transaction within the coverage of SFAS No. 133, including any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit related events or conditions or any indexes or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the definitive disclosure schedule (denoted in writing as such) that has been delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) or as set forth in (i) Parent’s Annual Report on Form 10-K for the year ended December 31, 2003, (ii) Parent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and (iii) Parent’s Current Report on Form 8-K filed on May 28, 2004, Parent hereby represents and warrants to the Company that:

SECTION 4.01. Corporate Organization.

(a) The Parent and each Subsidiary of Parent (each such Subsidiary, a “Parent Subsidiary”) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Each of Parent and each Parent Subsidiary is duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) A true and complete list of all the Parent Subsidiaries, together with the jurisdiction of organization of each Parent Subsidiary and the percentage interest of each Parent Subsidiary owned by Parent and the other Parent Subsidiaries in the aggregate, is set forth in Section 4.01(b) of the Parent Disclosure Schedule. Other than as set forth in Section 4.01(b) of the Parent Disclosure Schedule, Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

SECTION 4.02. Certificate of Incorporation and By-Laws. Parent has heretofore made available to the Company a complete and correct copy of the certificate of incorporation and the by-laws or equivalent organizational documents, each as amended to date, of Parent and each Parent Subsidiary. Such certificates of incorporation, by-laws or equivalent organizational documents are in full force and effect.

SECTION 4.03. Capitalization.

(a) The authorized capital stock of Parent consists of (i) 40,000,000 shares of Parent Common Stock and (ii) 8,000,000 shares of preferred stock, par value $.10 per share (“Parent Preferred Stock”). As of June 15, 2004, (i) 17,157,537 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, and since such date and prior to the execution of this Agreement, no shares of Parent Common Stock have been issued (except pursuant to Parent Stock Options issued prior to the date hereof), (ii) 1,834,178 shares of Parent Common Stock were held in the treasury of Parent, (iii) no shares of Parent Common Stock were held by Parent Subsidiaries, and (iv) 153,949 shares of Parent Common Stock could be issued pursuant to outstanding employee stock options or stock incentive rights (“Parent Stock Options”) granted pursuant to the IMCO Recycling Inc. Annual Incentive Program, IMCO Recycling Inc. Amended and Restated Stock Option Plan and IMCO Recycling Inc. 1992 Stock Option Plan (the “Parent Stock Option Plans”). As of the date of this Agreement, no shares of Parent Preferred Stock are issued and outstanding. Except as set forth in this Section 4.03, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any character relating to the issued or unissued capital stock of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Parent or any Parent Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of Parent or any of the Parent Subsidiaries, and no securities or obligation evidencing such rights are authorized, issued or outstanding. Section 4.03(a) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Stock Option outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Parent Stock Option was granted; (ii) the number of shares of Parent Common Stock subject to such Parent Stock Option; (iii) the exercise price of such Parent Stock Option; (iv) the date on which such Parent Stock Option was granted; (v) the applicable vesting schedule; and (vi) the date on which such Parent Stock Option expires. Parent has made available to the Company accurate and complete copies of all stock option plans pursuant to which Parent has granted such Parent Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Parent Stock Options. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and non-assessable. There are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of Parent Subsidiary. All outstanding shares of Parent Common Stock, all outstanding Parent Stock Options, and all outstanding shares of capital stock of each Subsidiary of Parent have been issued and granted in compliance with (i) all applicable securities laws and other applicable Laws and (ii) all requirements set forth in applicable Contracts. Parent does not have outstanding any Voting Debt.

(b) Each outstanding share of capital stock of each Parent Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share owned by Parent or another Parent Subsidiary is owned by such person free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on Parent’s or any Parent Subsidiary’s voting rights, charges and other similar encumbrances of any nature whatsoever.

(c) The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $1.00 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by a wholly-owned Subsidiary of Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub.

(d) The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Section 2.01 (i) shall be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Parent’s certificate of incorporation or by-laws or any agreement to which the Parent is a party or by which the Parent is bound and (ii) shall, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.

SECTION 4.04. Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. The execution and delivery of this Agreement by Parent and Merger Sub, the performance of this Agreement by Parent and the consummation by Parent and Merger Sub of the Merger have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger, other than (i) obtaining the Requisite Parent Vote, and (ii) with respect to the Transactions, the filing and recordation of the Certificate of Merger. No action of the shareholders of Parent is required to adopt the amendment to the Bylaws of Parent set forth in Exhibit 6.14(a). This Agreement has been adopted by all necessary corporate and shareholder action of Merger Sub. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 4.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub shall not, (i) conflict with or violate the certificate of incorporation or by-laws or any equivalent organizational documents of Parent or any Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or any Parent Subsidiary pursuant to, any Contract or obligation to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary or any of their properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences described in such clauses which would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws, the HSR Act, the competition Laws of Germany and filing and recordation of the Certificate of Merger, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions, or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

SECTION 4.06. Permits; Compliance. Each of Parent and the Parent Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of Parent and the Parent Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits held by the Parent or any Parent Subsidiary is pending or, to the knowledge of Parent, threatened, except where the failure to have, or the suspension or cancellation of, any of the Parent Permits would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is in default, breach or violation of (a) any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (b) any Contract, Parent Permit, franchise or other instrument or obligation to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary or any property or asset of Parent or any Parent Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

SECTION 4.07. SEC Filings; Financial Statements.

(a) Parent has filed all forms, statements, reports and documents required to be filed or, if permissible, furnished by it with the SEC since December 31, 2001 (collectively, the “Parent SEC Reports”). The Parent SEC Reports (i) were prepared in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of its filing date, each Parent SEC Report complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act as the case may be, and no Parent Subsidiary is required to file any form, report or other document with the SEC pursuant to the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of Parent and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments of a generally recurring nature).

(c) Except as and to the extent set forth in the Parent SEC Reports filed by Parent prior to the date hereof, neither Parent nor any Parent Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for (i) their performance obligations under Contracts existing on the date hereof or under applicable Law, in each case to the extent arising after the date hereof, (ii) liabilities and obligations incurred in the ordinary course of business since the Audit Date and (iii) liabilities and obligations which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement, and which in each case, would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(d) Parent has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Parent SEC Report and has made such certifications and statements filed prior to the date hereof available to Parent. Parent maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Parent and the Parent Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Parent’s SEC filings and other public disclosure documents. Section 4.07(d) of the Parent Disclosure Schedule lists, and Parent has made available to the Company, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 4.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e) The management of the Parent has disclosed, based on its most recent evaluation as of the date of this Agreement, to the Parent’s outside auditors and the audit committee of the Board of Directors of the Parent (i) all significant deficiencies and all material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) known to Parent as of the date of such evaluation which are reasonably likely to materially and adversely affect the Parent’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involved management or other employees who have a significant role in the Parent’s internal controls over financial reporting.

SECTION 4.08. Absence of Certain Changes or Events. Since the Audit Date, except as expressly contemplated by this Agreement, Parent and the Parent Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and there has not been any Parent Material Adverse Effect. In addition, since the Audit Date and through the date hereof, neither the Parent nor any Parent Subsidiary has:

(a) declared, set aside, made or paid any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Parent Subsidiary to the Parent or any other wholly owned Parent Subsidiary;

(b) (i) acquired (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or, outside the ordinary course of business, any significant amount of assets; (ii) disposed of (including, without limitation, by sale of assets or stock or any other transaction) any material portion of its business or assets; or (iii) incurred any indebtedness for borrowed money or issued any debt securities or assumed, guaranteed or endorsed, or otherwise become responsible for, the material obligations of any person other than any wholly owned Subsidiary, or made any material loans or advances, or granted any material security interest in any of its assets;

(c) paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice; or

(d) commenced or settled any material Action.

SECTION 4.09. Absence of Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary, or any property or asset of Parent or any Parent Subsidiary, before any Governmental Authority that (a) has had, or would reasonably be expected to have, a Parent Material Adverse Effect or (b) as of the date hereof seeks to materially delay or prevent the consummation of the Transactions. Neither Parent nor any Parent Subsidiary nor any material property or asset of Parent or any Parent Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, that would reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.10. Employee Benefit Plans.

(a) Section 4.10(a) of the Parent Disclosure Schedule lists (i) all employee benefit plans within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA, and including any Multiemployer Plan), and all bonus, stock option, stock appreciation rights, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other Contracts, whether legally enforceable or not, to which Parent or any Parent Subsidiary is a party, with respect to which Parent or any Parent Subsidiary has any obligation or which are maintained, contributed to or sponsored by Parent or any Parent Subsidiary for the benefit of any current or former employee, officer or director of Parent or any Parent Subsidiary, (ii) each employee benefit plan for which the Parent or any Parent Subsidiary could incur liability under ERISA, and (iii) any Contracts, arrangements or understandings between Parent or any Parent Subsidiary and any employee or former employee of Parent or any Parent Subsidiary including, without limitation, any Contracts, arrangements or understandings relating in any way to a sale of Parent or any Parent Subsidiary (collectively, the “Parent Plans”). Parent has made available to the Company a true and complete copy of (i) such Parent Plans and all Contracts relating thereto, or to the funding thereof, including, without limitation, all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, and record-keeping agreements, each as in effect on the date hereof, and, in the case of any Parent Plan that is not in written form, Company has been supplied with an accurate description of such Parent Plan as in effect on the date hereof, (ii) the most recently filed IRS Form 5500 for each Parent Plan, if any, (iii) the most recent summary plan description for each Parent Plan for which a summary plan description is required by applicable law, (iv) the most recently received IRS determination letter, if any, issued by the IRS with respect to any Parent Plan that is intended to qualify under Section 401(a) of the Code, (v) the most recently prepared actuarial report or financial statement, if any, relating to a Parent Plan and a current schedule of assets (and the fair market value thereof assuming liquidation of any asset which is not readily tradable) held with respect to any funded Company Plan have been made available to Company, and (vi) all correspondence from the IRS or the Department of Labor received within the prior three years which relates to a Parent Plan. There has been no amendment to, announcement by Parent or any Parent Subsidiary relating to, or change in employee participation or coverage under, any Parent Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

Each Parent Plan (other than employment and severance agreements) can be unilaterally terminated or amended by Parent without incurring material liability thereunder on no more than 90 days’ notice. No notice has been received by the Parent of an increase or proposed increase in the cost of a Parent Plan.

(b) None of the Parent Plans is a Multiemployer Plan or a Multiple Employer Plan. None of the Parent Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates Parent or any Parent Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or (iii) obligates Parent or any

Parent Subsidiary to make any payment or provide any benefit as a result of a “change in control”, within the meaning of such term under Section 280G of the Code. None of the Parent Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of Parent or any Parent Subsidiary. Each of the Parent Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c) Each Parent Plan is operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code, except where such non-compliance would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have performed all obligations required to be performed by them under, are not in default under or in violation of, and have no knowledge of any default or violation by any party to, any Company Plan. No Action is pending or, to the knowledge of Parent, threatened with respect to any Parent Plan (other than claims for benefits in the ordinary course) that would reasonably be expected to have a Parent Material Adverse Effect and, to the knowledge of Parent, no fact or event exists that would give rise to any such Action that would reasonably be expected to have a Parent Material Adverse Effect.

(d) Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the IRS covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and Parent is not aware of any circumstances likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code.

(e) Neither Parent nor any ERISA Affiliate of Parent has engaged in or has any knowledge of a prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Parent Plan unless such transaction is exempt under Section 408 of ERISA or Section 4975 of the Code. Neither Parent nor any Parent Subsidiary has incurred any material liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could reasonably be expected to give rise to any such liability.

(f) All contributions, premiums or payments required to be made with respect to any Parent Plan have been made on or before their due dates.

SECTION 4.11. Labor and Employment Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect:

(i) As of the date hereof, there are no ongoing collective bargaining agreement negotiations which are scheduled to begin prior to the date of the consummation of the Transactions;

(ii) neither the Parent nor any Parent Subsidiary has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract, and there are no grievances outstanding against the Parent or any Parent Subsidiary under any such Contract;

(iii) there are no unfair labor practice complaints pending against the Parent or any Parent Subsidiary before the National Labor Relations Board or to the knowledge of Parent, any claims concerning representation by a union or any collective bargaining unit under the National Labor Relations Act involving employees of the Parent or any Parent Subsidiary;

(iv) as of the date hereof, there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Parent, threat thereof, by or with respect to any employees of the Parent or any Parent Subsidiary;

(v) there are no demands, claims or threats of suit by former or current employees which assert “whistleblower” claims under any Law; and

(vi) there are no government Contracts which subject the Parent to Executive Order No. 11246 and there are no proceedings or audits underway or known to be scheduled by the Office of Federal Contract Compliance Programs.

The consent of the labor unions which are a party to the collective bargaining agreements listed in Section 4.11 of the Parent Disclosure Schedule is not required to consummate the Transactions.

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect:

(i) the Parent and the Parent Subsidiaries are in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Parent or any Parent Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing;

(ii) neither the Parent nor any Parent Subsidiary is a party to, or otherwise bound by, any consent decree with any Governmental Authority relating to employees or employment practices;

(iii) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is as of the date hereof pending or threatened with respect to the Parent; and

(iv) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Parent or any Parent Subsidiary has employed or employ any person.

SECTION 4.12. Property and Leases.

(a) As of the date hereof, Parent and the Parent Subsidiaries have sufficient title to all their properties and assets to conduct their respective businesses as currently conducted, with only such exceptions as have not had, and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) Each parcel of Real Property owned by Parent or any Parent Subsidiary (the “Parent Owned Real Property”) (i) is owned free and clear of all Liens, other than Permitted Liens or Liens securing monetary obligations disclosed on the consolidated financial statements (or notes thereto) contained in the Parent SEC Reports, and (ii) is, as of the date hereof, neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of Parent, has any such condemnation, expropriation or taking been threatened.

(c) As of the date hereof, Parent or a Parent Subsidiary has a valid leasehold interest in the Real Property leased by the Parent or a Parent Subsidiary (the “Parent Leased Real Property” and together with the Parent

Owned Real Property, the “Parent Real Property”), free and clear of any Liens other than Permitted Liens or Liens securing monetary obligations disclosed on the consolidated balance sheets (or notes thereto) contained in the Parent SEC Reports, except for any Liens upon the Parent Leased Real Property that do not materially and adversely affect the current use of the Parent Leased Real Property. Since the date of the last audited balance sheets contained in the Parent SEC Reports filed prior to the date hereof, neither the Parent nor the Parent Subsidiaries have assigned, transferred, conveyed, mortgaged or encumbered any of their interests in any Parent Leased Real Property. With respect to each Parent Leased Real Property, except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (i) the related lease agreement is a valid and binding agreement of the Parent or a Parent Subsidiary and is in full force and effect and (ii) there are no defaults, breaches or events which, with notice or lapse of time, would constitute a default or breach thereunder attributable to any action (or failure to act) on the part of the Parent or the Parent Subsidiaries, or to the Parent’s knowledge, attributable to any action (or failure to act) of any other party thereunder.

(d) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, and there are no contractual or legal restrictions that preclude or restrict the ability to use any Parent Real Property for the purposes for which it is currently being used as of the date hereof (or if any exist, such restrictions have been waived).

SECTION 4.13. Intellectual Property.

(a) The Parent and the Parent Subsidiaries own, free and clear from all liens or encumbrances except Permitted Liens, or have legally enforceable license rights for or otherwise possess legally enforceable rights to all of the Intellectual Property necessary for the operation of their respective businesses as presently conducted (“Parent Intellectual Property”) (except to the extent that such enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights and other laws of equity).

(b) Section 4.13(b) of the Parent Disclosure Schedule lists all registered Parent Intellectual Property and all Parent Intellectual Property for which there is an application for registration outstanding as of the date hereof, in each case owned by Parent or a Parent Subsidiary (“Parent Owned Intellectual Property”).

(c) Section 4.13(c) of the Parent Disclosure Schedule lists all licenses, sublicenses or other agreements to which the Parent or any of the Parent Subsidiaries is a party and pursuant to which the Parent or the Parent Subsidiaries is authorized to use any third party Intellectual Property that is material to the conduct of the Parent’s business as it is currently conducted.

(d) Section 4.13(d) of the Parent Disclosure Schedule lists all licenses, sublicenses or other agreements as to which the Parent or any of the Parent Subsidiaries is a party and pursuant to which any other entity is authorized to use any Parent Owned Intellectual Property that is material to conduct of the Parent’s business as it is currently conducted (other than ordinary and customary user licenses granted to the customers).

(e) All employees of Parent have assigned to Parent inventions and other Intellectual Property conceived, developed or created in the course of their employment, except where such failures to do so could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) The licenses listed in Section 4.13(c) of the Parent Disclosure Schedule are in full force and effect, and there has not been any uncured default in any obligation to be performed by the Parent or a Parent Subsidiary under such licenses. To the knowledge of Parent, no claim has been asserted, nor are there any claims that could be asserted, alleging that the licenses that have been granted to the Parent or a Parent Subsidiary have been terminated or otherwise diminished.

(g) To the knowledge of the Parent, no claims have been made nor have any proceedings been commenced or threatened that challenge the validity, enforceability or subsistence of any of the Parent Intellectual Property.

(h) The Parent and each of the Parent Subsidiaries have taken commercially reasonable and appropriate steps to protect and preserve the trade secrets and confidential information related to or used in connection with all the Parent Owned Intellectual Property not otherwise protected by patents.

(i) Neither the Parent nor any of the Parent Subsidiaries has received written notice of, or become aware of, any unauthorized use, disclosure, infringement, threatened infringement, misappropriation or other violation of any of the Parent Owned Intellectual Property by any third party, including any employee, former employee or independent contractor of the Parent or the Parent Subsidiaries, in each case any of which would be materially detrimental to the conduct of the Parent’s business as currently conducted.

(j) To the knowledge of the Parent, the conduct of the business of the Parent and the Parent Subsidiaries, as currently conducted, does not infringe upon, misappropriate or otherwise violate the intellectual property rights of any third party in a manner that would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

SECTION 4.14. Taxes.

(a) Parent and the Parent Subsidiaries have filed any and all United States federal, state, local and non-United States Tax returns and reports required to be filed by them and have paid any and all Taxes required to be paid, other than (i) such payments as are being contested in good faith by appropriate proceedings and (ii) such filings or payments that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. All such Tax returns are true, accurate and complete in all material respects. Neither the IRS nor any other United States or non-United States taxing authority or agency is asserting or, to the knowledge of Parent, threatening to assert, against Parent or any Parent Subsidiary any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. Neither Parent nor any Parent Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes reflected in the consolidated balance sheet of Parent and the consolidated Parent Subsidiaries as at March 31, 2004 are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP.

(b) There are no Tax liens upon any property or assets of Parent or any of the Parent Subsidiaries except liens for current Taxes not yet due. Neither Parent nor any of the Parent Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Parent or any of the Parent Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change could reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code within the past five years. To the knowledge of Parent, neither Parent nor any of its affiliates has taken or agreed to take any action that would prevent the Transactions from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would prevent the Transactions from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(c) Neither Parent nor any Parent Subsidiaries is subject to any agreement or legal requirement for the sharing of Taxes or is obligated to indemnify any other person for Taxes pursuant to any agreement or legal requirement, which agreement or legal requirement shall remain in effect after the date of Closing. Neither Parent nor any Parent Subsidiary shall be required to recognize income in a taxable period after the date of Closing that is attributable to any transaction occurring in, or a change in accounting method made for, a period ending on or prior to the date of Closing that resulted in a deferred reporting of income from such transaction or from such change in accounting method.

SECTION 4.15. Environmental Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Parent nor any Parent Subsidiary has violated or is in violation of any Environmental Law under circumstances that could reasonably be expected to require remediation by, or result in liability to, the Parent or any Parent Subsidiary pursuant to any Environmental Law;

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, none of the properties currently or formerly owned, leased, operated or otherwise used by the Parent or any Parent Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance in concentrations or under circumstances that could reasonably be expected to require remediation by, or result in liability to, the Parent or any Parent Subsidiary pursuant to any Environmental Law;

(c) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Parent nor any Parent Subsidiary has incurred, or received written notice of, any liability for any off-site contamination by Hazardous Substances;

(d) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, neither the Parent nor any Parent Subsidiary has incurred, or received written notice of any claim for any liability under any Environmental Law;

(e) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, there are not any existing, pending or, to the knowledge of the Parent or any Parent Subsidiary, threatened actions, suits, claims, investigations, inquiries or proceedings by or before any court or any other governmental entity directed against the Parent or any Parent Subsidiary that pertain or relate to (i) any remedial obligations under any applicable Environmental Law, (ii) violations by the Parent or any Parent Subsidiary of any Environmental Law, (iii) personal injury or property damage claims relating to a release of chemicals or Hazardous Substances, or (iv) response, removal, or remedial costs under CERCLA or any similar state law;

(f) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, the Parent and each Parent Subsidiary has all Environmental Permits and the Parent and the Parent Subsidiaries are in compliance in all material respects with such permits, licenses and other authorizations;

(g) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, none of the Parent Real Property is listed or, to the knowledge of the Parent and the Parent Subsidiaries, proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System under CERCLA or any analogous federal, state or local list; and

(h) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have an Environmental Adverse Effect, to the knowledge of the Parent and the Parent Subsidiaries, all Hazardous Substances generated by the Parent and any Parent Subsidiary have been transported, stored, treated and disposed of by carriers or treatment, storage and disposal facilities authorized or maintaining permits under applicable Environmental Laws.

SECTION 4.16. Material Contracts.

(a) Subsections (i) through (vii) of Section 4.16 of the Parent Disclosure Schedule contain a list of the following types of Contracts to which Parent or any Parent Subsidiary is a party as of the date hereof (such Contracts as are required to be set forth in Section 4.16(a) of the Parent Disclosure Schedule being referred to as the “Material Parent Contracts”):

(i) all Contracts that are not for the purchase, sale, processing or tolling of metal and that are reasonably expected to involve consideration of more than $500,000, in the aggregate, in any calendar year;

(ii) all Contracts evidencing outstanding indebtedness for money borrowed and capital lease obligations (including, without limitation, any Contract pursuant to which Parent or any Parent Subsidiary has sold, conveyed or otherwise transferred, or granted a security interest in, receivables) in a principal amount of $1,000,000 or more (“Parent Debt Agreement”);

(iii) all Contracts for the purchase, sale, processing or tolling of metal for an amount in excess of $5,000,000;

(iv) all leases of real property leased for the use or benefit of Parent or any Parent Subsidiary;

(v) all Contracts that limit, or purport to limit, the ability of Parent or any Parent Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(vi) all material broker, distributor, dealer, manufacturer’s representative, franchise, agency, market research, marketing consulting and advertising Contracts to which Parent or any Parent Subsidiary is a party; and

(vii) all management Contracts (excluding Contracts for employment) and Contracts with other consultants, including any Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of Parent or any Parent Subsidiary or income or revenues related to any product of Parent or any Parent Subsidiary to which Parent or any Parent Subsidiary is a party.

(b) Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect:

(i) each Material Parent Contract is a legal, valid and binding agreement;

(ii) neither Parent nor any Parent Subsidiary is in breach or violation of, or default under, any Material Parent Contract and, as of the date hereof, neither Parent nor any Parent Subsidiary has received any claim of default under any Material Parent Contract;

(iii) to Parent’s knowledge, as of the date hereof, no other party is in breach or violation of, or default under, any Material Parent Contract; and

(iv) neither the execution of this Agreement nor the consummation of any Transactions shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of Parent or any Parent Subsidiary under any Material Parent Contract.

Parent has furnished or made available to the Company true and complete copies of all Material Parent Contracts, including any amendments thereto.

SECTION 4.17. Insurance.

(a) Section 4.17(a) of the Parent Disclosure Schedule sets forth, with respect to each insurance policy under which Parent or any Parent Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date hereof, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium charged. All material insurable risks of Parent and the Parent Subsidiaries in respect of the businesses of each are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the businesses and operations in which Parent and the Parent Subsidiaries are engaged.

(b) With respect to each insurance policy required to be set forth on Section 4.17(a) of the Parent Disclosure Schedule: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect or has been cancelled prior to the date hereof; and (ii) neither Parent nor any Parent Subsidiary is in material breach or default

(including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy.

(c) At no time subsequent to December 31, 2000 and prior to the date hereof has Parent or any Parent Subsidiary (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums shall be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 4.17(a) of the Parent Disclosure Schedule shall not be available in the future substantially on the same terms as are now in effect.

SECTION 4.18. Board Approval; Vote Required.

(a) The Parent Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held has duly (i) approved this Agreement, the Transactions and the Share Issuance, and (ii) recommended that the stockholders of Parent approve the Share Issuance and directed that the Share Issuance be submitted for consideration by Parent’s stockholders at the Parent Stockholders’ Meeting. Parent has been advised by its directors and executive officers that they intend as of the date hereof to vote all Shares beneficially owned by them in favor of the Share Issuance.

(b) The only vote of the holders of any class or series of capital stock of Parent necessary to approve this Agreement, the Merger and the Share Issuance is the affirmative vote of a majority of the votes cast with respect to the Share Issuance at the Parent Stockholders’ Meeting in favor of the approval of the Share Issuance; provided that the total vote cast with respect to the Share Issuance represents over 50% in interest of all securities entitled to vote on the Share Issuance (the “Requisite Parent Vote”).

SECTION 4.19. Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions. Each of Merger Sub and the parent of Merger Sub is an “Unrestricted Subsidiary,” as such term is defined in and for the purposes of the Indenture, dated as of October 6, 2003, between Parent, the Subsidiary Guarantors parties thereto and JPMorgan Chase Bank, as Trustee.

SECTION 4.20. Ownership of Company Capital Stock. As of the date of this Agreement, none of Parent, Merger Sub or any of the other Parent Subsidiaries is the beneficial owner of any shares of capital stock of the Company.

SECTION 4.21. Opinion of Financial Advisor. Parent has received the opinion of Citigroup Global Markets, dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to Parent.

SECTION 4.22. Brokers. No broker, finder or investment banker (other than Citigroup Global Markets) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.23. Takeover Statutes. No Takeover Statute or any anti-takeover provision in the Parent’s certificate of incorporation and by-laws is applicable to the Parent Common Stock or the Transactions.

SECTION 4.24. Hedging Arrangements. As of the date hereof, (a) except as set forth in the Parent SEC Reports filed in 2004 prior to the date of this Agreement, (b) except for Hedging Arrangements entered into by the Parent or any Parent Subsidiary in the ordinary course of business consistent with past practice since the date of such Parent SEC Reports, and (c) except as would not reasonably be expected to have a Parent Material Adverse Effect, neither the Parent nor any of the Parent Subsidiaries is bound by any Hedging Arrangement.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01. Conduct of Business by the Company Pending the Merger.

(a) The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed):

(i) the businesses of the Company and the Company Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice; and

(ii) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations.

(b) Except as expressly contemplated by other provisions of this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary shall,

between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(i) amend or otherwise change the Company’s certificate of incorporation or by-laws, or the certificate of incorporation, by-laws or equivalent organizational documents of any Company Subsidiary that is not wholly-owned, directly or indirectly, by the Company;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock or Voting Debt of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary, except for (I) pursuant to the Company Rights Agreement (subject to Section 3.16), (II) the issuance of any shares of capital stock pursuant to Company Stock Options outstanding on the date hereof or (III) the granting of stock options, restricted stock awards or restricted stock units (or any combination thereof) with respect to an aggregate of up to 100,000 shares of Company Common Stock under any existing Company Plan to employees who are not subject to a change of control provision in any such Company Plan that is triggered by the Merger or (B) any assets of Company or any Company Subsidiary, except in the ordinary course of business consistent with past practice;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Company Subsidiary to the Company or any other Company Subsidiary;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the capital stock of the Company or any Company Subsidiary (except with respect to direct or indirect wholly-owned Subsidiaries of the Company);

(v) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or, outside the ordinary course of business, assets for a purchase price or having a fair market value of greater than $3,000,000 in the aggregate; (B) dispose of (including, without limitation, by sale of assets or stock or any other transaction) any material portion of its business or assets outside the ordinary course of business consistent with past practice; (C) except for intercompany indebtedness between the Company and, or among, wholly-owned direct or indirect Company Subsidiaries and borrowings or proceeds under existing credit facilities (including through sales of receivables), incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person (other than obligations of direct or indirect wholly-owned Company Subsidiaries), or make any loans or advances, or grant any security interest in any of its assets; (D) enter into any other material Contract other than in the ordinary course of business consistent with past practice; or (E) authorize, or make any commitment with respect to, any capital expenditure of the Company or the Company Subsidiaries which is in excess of the amounts set forth in Section 5.01 of the Company Disclosure Schedule;

(vi) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company or any Company Subsidiary, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or of any Company Subsidiary, or establish, adopt, enter into or amend any Company Plan or collective bargaining agreement (other than a renewal of an existing collective bargaining agreement), other than any amendments (x) required by Law or (y) that would not result in a material increase in benefits thereunder;

(vii) change in any material respect its accounting principles, methods or practices as in effect on the date hereof, except as required by GAAP;

(viii) make, change or revoke any material Tax election, settle or compromise any Tax liability or consent to any claim or assessment in an amount exceeding $300,000 relating to Taxes or grant any waiver of the statute of limitations for any such claim or assessment;

(ix) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice;

(x) amend, modify or consent to the termination of any Material Company Contract, or amend, waive, modify or consent to the termination of the Company’s or any Company Subsidiary’s material rights thereunder, other than in each case in the ordinary course of business consistent with past practice, provided that neither the Company nor any Company Subsidiary shall amend, modify or consent to the termination of any Company Debt Agreement (or any rights of the Company or any Company Subsidiary thereunder) (except in connection with the Financing);

(xi) settle any material Action;

(xii) permit any item of Company Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each item of Company Owned Intellectual Property; or

(xiii) enter into any agreement or otherwise make a binding commitment, to do any of the foregoing in violation of this Section 5.01(b).

SECTION 5.02. Conduct of Business by Parent Pending the Merger.

(a) Parent agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.02 of the Parent Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed):

(i) the businesses of Parent and the Parent Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice; and

(ii) Parent shall use its reasonable best efforts to preserve substantially intact the business organization of Parent and the Parent Subsidiaries, to keep available the services of the current officers, employees and consultants of Parent and the Parent Subsidiaries and to preserve the current relationships of Parent and the Parent Subsidiaries with customers, suppliers and other persons with which Parent or any Parent Subsidiary has significant business relations.

(b) Except as expressly contemplated by other provisions of this Agreement or as set forth in Section 5.02 of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

(i) amend or otherwise change Parent’s or Merger Sub’s certificate of incorporation or by-laws or the certificate of incorporation, by-laws or equivalent organizational documents of any Parent Subsidiary that is not wholly-owned, directly or indirectly, by Parent;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock or Voting Debt of Parent or any Parent Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Parent or any Parent Subsidiary, except for (I) the issuance of any shares of capital stock pursuant to Parent Stock Options outstanding on the date hereof or (II) the granting of stock options, estricted stock awards or restricted stock units (or any combination thereof)

with respect to an aggregate of up to 100,000 shares of Parent Common Stock under any existing Parent Plan to employees who are not subject to a change of control provision in any such Parent Plan that is triggered by the Merger or (B) any assets of Parent or any Parent Subsidiary, except in the ordinary course of business consistent with past practice;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Parent Subsidiary to Parent or any other Parent Subsidiary;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the capital stock of Parent or Merger Sub or any other Parent Subsidiary (except with respect to direct or indirect wholly-owned Subsidiaries of Parent);

(v) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or, outside the ordinary course of business, any significant amount of assets for a purchase price or having a fair market value of greater than $3,000,000 in the aggregate; (B) dispose of (including, without limitation, by sale of assets or stock or any other transaction) any material portion of its business or assets outside the ordinary course of business consistent with past practice; (C) except for intercompany indebtedness between the Parent and, or among, wholly-owned direct or indirect Parent Subsidiaries and borrowings or proceeds under existing credit facilities (including through sales of receivables), incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person (other than obligations of direct or indirect wholly-owned Parent Subsidiaries), or make any loans or advances, or grant any security interest in any of its assets; (D) enter into any other material Contract other than in the ordinary course of business consistent with past practice; or (E) authorize, or make any commitment with respect to, any capital expenditure of the Parent or the Parent Subsidiaries which is in excess of the amounts set forth in Section 5.02 of the Parent Disclosure Schedule;

(vi) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of Parent or any Parent Subsidiary, or enter into any employment or severance agreement with, any director, officer or other employee of Parent or of any Parent Subsidiary, or establish, adopt, enter into or amend any Parent Plan or collective bargaining agreement (other than a renewal of an existing collective bargaining agreement), other than any amendments (x) required by Law or (y) that would not result in a material increase in benefits thereunder;

(vii) change in any material respect its accounting principles, methods or practices as in effect on the date hereof, except as required by GAAP;

(viii) make, change or revoke any material Tax election, settle or compromise any Tax liability or consent to any claim or assessment in an amount exceeding $300,000 relating to Taxes or grant any waiver of the statute of limitations for any such claim or assessment;

(ix) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice;

(x) amend, modify or consent to the termination of any Material Parent Contract, or amend, waive, modify or consent to the termination of Parent’s or any Parent Subsidiary’s material rights thereunder, other than in each case in the ordinary course of business consistent with past practice, provided that neither Parent nor any Parent Subsidiary shall amend, modify or consent to the termination of any Parent Debt Agreement (or any rights of Parent or any Parent Subsidiary thereunder);

(xi) settle any material Action;

(xii) permit any item of Parent Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each item of Parent Owned Intellectual Property; or

(xiii) enter into any agreement or otherwise make a binding commitment, to do any of the foregoing in violation of this Section 5.02(b).

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01. Registration Statement; Proxy Statement.

(a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall prepare and file with the SEC the proxy statement to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and to be sent to the stockholders of Parent relating to the meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting” and, together with the Company Stockholders’ Meeting, the “Stockholders’ Meetings”) to be held to consider approval of the Share Issuance (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”) and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the Merger. Parent and the Company each shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Each of Parent and the Company shall furnish to the other party all information concerning it and its business as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, the Company and Parent shall each mail the Proxy Statement to its stockholders.

(b) (i) Subject to fiduciary duties of the Company Board under applicable Law, the Company covenants that neither the Company Board nor any committee thereof shall withdraw, modify or qualify, or publicly state that it intends to withdraw, modify or qualify, in a manner adverse to Parent, the approval or recommendation by the Company Board or any committee thereof of this Agreement or the Merger (a “Change in Company Recommendation”), and, subject to the fiduciary duties of the Company Board under applicable Law, the Proxy Statement shall include the recommendation of the Company Board to the stockholders of the Company in favor of adoption of this Agreement; provided that the Company must be permitted to take the actions set forth in the proviso of Section 6.04(b)(ii)(C) in compliance with Section 6.04 if the Company Board is making a Change in Company Recommendation or not including its recommendation in the Proxy Statement, in each case as a result of a Competing Proposal. Nothing contained in this Section 6.01(b)(i) shall prohibit the Company from (x) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or 14d-9 promulgated under the Exchange Act or (y) making any disclosure to the Company’s stockholders, if, in the case of this clause (y), the Company Board determines, in good faith after consultation with independent legal counsel (who may be the Company’s regularly engaged independent legal counsel) that it is required to do so to comply with its fiduciary obligations to the Company and its stockholders under applicable Law.

(ii) Prior to effecting a Change in Company Recommendation that is not in respect of a Competing Proposal, the Company shall provide Parent, at least four business days in advance of making a Change in Company Recommendation, notice that the Company is considering making a Change in Company

Recommendation and of the reason therefor (unless the Company Board determines to make such a Change in Company Recommendation at a time that is ten days or less prior to the Company Stockholders’ Meeting, in which case the Company shall only be required under this Section 6.01(b)(ii) to provide as much notice as is reasonably practicable under the circumstances prior to making such Change in Company Recommendation).

(c) (i) Subject to the fiduciary duties of the Parent Board under applicable Law, Parent covenants that neither the Parent Board nor any committee thereof shall withdraw, modify or qualify, or publicly state that it intends to withdraw, modify or qualify, in a manner adverse to the Company, the approval or recommendation by the Parent Board or any committee thereof of this Agreement, the Merger, the Share Issuance or the Transactions (a “Change in Parent Recommendation”), and, subject to the fiduciary duties of the Parent Board under applicable Law, the Proxy Statement shall include the recommendation of the Parent Board to the stockholders of Parent in favor of the Share Issuance; provided that Parent must be permitted to take the actions set forth in the proviso of Section 6.04(b)(ii)(C) in compliance with Section 6.04 if the Parent Board is making a Change in Parent Recommendation or not including its recommendation in the Proxy Statement, in each case as a result of a Competing Proposal. Nothing contained in this Section 6.01(c)(i) shall prohibit Parent from (x) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or 14d-9 promulgated under the Exchange Act or (y) making any disclosure to Parent’s stockholders, if, in this case of this clause (y), the Parent Board determines, in good faith after consultation with independent legal counsel (who may be Parent’s regularly engaged independent legal counsel) that it is required to do so to comply with its fiduciary obligations to Parent and its stockholders under applicable Law.

(ii) Prior to effecting a Change in Parent Recommendation that is not in respect of a Competing Proposal, Parent shall provide the Company, at least four business days in advance of making a Change in Parent Recommendation, notice that the Parent is considering making a Change in Parent Recommendation and of the reason therefor (unless the Parent Board determines to make such a Change in Parent Recommendation at a time that is ten days or less prior to the Parent Stockholders’ Meeting, in which case Parent shall only be required under this Section 6.01(c)(ii) to provide as much notice as is reasonably practicable under the circumstances prior to making such Change in Parent Recommendation).

(d) No amendment or supplement to the Proxy Statement or the Registration Statement shall be made by Parent or the Company without the approval of the other party (such approval not to be unreasonably withheld or delayed), other than amendments or supplements resulting from incorporation of documents by reference (as required under the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder). Parent and the Company each shall advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, other than amendments or supplements resulting from incorporation of documents by reference, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(e) Parent represents and warrants to the Company that the information supplied by Parent for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and Parent and (iii) the time of each of the Stockholders’ Meetings, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Parent Stockholders’ Meeting, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, Parent shall promptly so inform the Company.

(f) The Company represents and warrants to Parent that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and Parent and (iii) the time of each of the Stockholders’ Meetings, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Company Stockholders’ Meeting, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, the Company shall promptly so inform Parent.

SECTION 6.02. Stockholders’ Meetings.

(a) The Company shall call and hold the Company Stockholders’ Meeting as promptly as reasonably practicable after the date the Registration Statement is declared effective for the purpose of voting upon this Agreement. Parent shall call and hold the Parent Stockholders’ Meeting as promptly as reasonably practicable after the date the Registration Statement is declared effective for the purpose of voting upon the Share Issuance. Each of the Company and Parent shall use its reasonable best efforts to hold the Stockholders’ Meetings on the same day.

(b) Each of the Company and Parent shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement or in favor of the approval of the Share Issuance, as the case may be, except in the event and to the extent that the Board of Directors of such party withdraws, modifies or qualifies in a manner adverse to the other party its recommendations to its stockholders in favor of the adoption of this Agreement or in favor of the approval of the Share Issuance, as the case may be; provided, however, that notwithstanding anything to the contrary contained in the foregoing, each of the Company and Parent shall call and hold Stockholders’ Meeting in accordance with Section 6.02(a).

SECTION 6.03. Access to Information; Confidentiality.

(a) Except as required (x) pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or Parent or any of their respective Subsidiaries is a party or (y) pursuant to applicable Law, from the date of this Agreement until the Effective Time, the Company and Parent shall (and shall cause their respective Subsidiaries to), but subject in all respects to applicable Law: (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, financial advisors, legal counsel, agents and other representatives, collectively, “Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, offices and other facilities of such party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as the other party or its Representatives may reasonably request.

(b) All confidential information obtained by the parties pursuant to this Agreement shall be kept confidential in accordance with those certain confidentiality agreements, each dated September 12, 2002 (the “Confidentiality Agreements”) between Parent and the Company.

(c) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 6.04. Competing Proposals.

(a) The Company and Parent each agrees that (i) neither it, nor any of its Subsidiaries, nor any of its officers and directors, nor any officers or directors of its Subsidiaries shall and (ii) each of them shall direct and use its best efforts to cause its and its Subsidiaries’ employees, agents and Representatives not to, directly or indirectly, initiate, solicit or encourage any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or Parent, as the case may be, or any of its material Subsidiaries or any purchase or sale of 15% or more of the assets (including, without limitation, stock of its Subsidiaries) of the Company or Parent, as the case may be, and its respective Subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, voting securities of the Company or Parent, as the case may be, that, if consummated, would result in any person (or the stockholders or other equity owners of such person) beneficially owning securities representing 15% or more of the total voting power of the Company or Parent, as the case may be (or of the surviving parent entity in such transaction) (any such proposal, offer or transaction (other than a proposal or offer made by the Company or Parent, as the case may be, or an affiliate thereof) being hereinafter referred to as a “Competing Proposal”).

(b) The Company and Parent each further agrees that (i) neither it, nor any of its Subsidiaries, nor any of its officers and directors, nor any officers or directors of its Subsidiaries shall, and (ii) each of them shall direct and use its best efforts to cause its and its Subsidiaries’ employees, agents and Representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a Competing Proposal; provided, however, that nothing set forth in this Section 6.04 shall prevent either the Company or Parent or their respective Boards of Directors from (i) complying with its disclosure obligations pursuant to the applicable provisions of, and the rules promulgated under, Sections 14(a), 14(d) or 14(e) of the Exchange Act with regard to a Competing Proposal; and (ii) at any time prior to, but not after, the time this Agreement is adopted at the Company Stockholders’ Meeting or the Share Issuance is approved at the Parent Stockholders’ Meeting, as applicable, (A) providing information in response to a request therefor by a person who has made an unsolicited bona fide written Competing Proposal if the Board of Directors receives from the person so requesting such information an executed confidentiality agreement with non-disclosure obligations and other terms substantially similar to those contained in the Confidentiality Agreement applicable to such party; it being understood that such confidentiality agreement need not prohibit the making, or amendment, of a Competing Proposal publicly made prior to such time; (B) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Competing Proposal; or (C) recommending such a Competing Proposal to the stockholders of the Company or Parent, as the case may be, if and only to the extent that, (x) in each such case referred to in clause (A), (B) or (C) above, the Board of Directors of the Company or Parent, as the case may be, determines in good faith after consultation with outside legal counsel that such action, in light of the Competing Proposal and the terms of this Agreement, is necessary in order for its directors to comply with their respective fiduciary duties under applicable Law, and (y) in each case referred to in clause (B) or (C) above, the Company or Parent, as the case may be, is in compliance with this Section 6.04 and the Board of Directors of the Company or Parent, as the case may be, determines in good faith (after consultation with its financial advisor) that such Competing Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making such proposal, and, if consummated, would constitute a Superior Proposal. The Company and Parent each agrees that it will immediately, and will request that its Representatives, cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Competing Proposal. The Company and Parent each agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 6.04 and under the Confidentiality Agreements. The Company and Parent each agrees that it will notify the other promptly (but in any case within 12 hours) if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers, and thereafter shall keep Parent or the Company, as the case may be, informed, on a current basis (but in any case within 12 hours), on the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

(c) Each of the Company and Parent (the “Subject Party”) agrees that (i) during the five business day period prior to its taking any action referred to in clause (ii)(C) of the proviso in Section 6.04(b) with respect to a Competing Proposal, it and its outside legal counsel and financial advisors shall negotiate in good faith with Parent or the Company, as the case may be (the “Proposing Party”), and its outside legal counsel and financial advisors regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Proposing Party and (ii) the Subject Party may take any such action with respect to a Competing Proposal that was a Superior Proposal only if the Board of Directors of the Subject Party determines in good faith that such Competing Proposal continues to be a Superior Proposal in light of any revisions to the terms of the transaction contemplated by this Agreement to which the Proposing Party shall have agreed prior to the expiration of such five business day period. The Subject Party agrees that it will deliver to the Proposing Party a new notice with respect to each Competing Proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such Competing Proposal to its stockholders and that a new five business day period shall commence, for purposes of this Section 6.04(c), with respect to each such revised or modified Competing Proposal from the time the Proposing Party receives such notice. Notwithstanding the foregoing, provided that the Company Board or the Parent Board, as the case may be, complies with Section 6.04(b), nothing in this section 6.04(c) shall prohibit either such board of directors from making a Change in Company Recommendation or a Change in Parent Recommendation in respect of a Competing Proposal that is received ten days or less prior to the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as the case may be, so long as the party making such change in recommendation provides notice to the other party prior to making such change.

(d) For purposes of this Agreement, “Superior Proposal” means an unsolicited bona fide written Competing Proposal which the Board of Directors of the Company or Parent, as the case may be, concludes in good faith, after consultation with its financial advisors and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal and such other matters as such Board of Directors deems relevant, (i) is more favorable to the stockholders of the Company or Parent, as the case may be, from a financial point of view, than the transactions contemplated by this Agreement (including the terms, if any, proposed by Parent or the Company, as the case may be, to amend or modify the terms of the transactions contemplated by this Agreement) and (ii) is fully financed or reasonably capable of being fully financed and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term “Competing Proposal” shall have the meaning assigned to such term in Section 6.04(a), except that the reference to “15% or more” in the definition of “Competing Proposal” shall be deemed to be a reference to “a majority” and the shareholders of the Company or Parent, as the case may be, would own less than 50% of the equity interests having general voting power under ordinary circumstances to elect directors of the combined entities following consummation of the Competing Proposal.

SECTION 6.05. Directors’ and Officers’ Indemnification.

(a) Parent agrees that, commencing at and from and after the Effective Time, it will indemnify and hold harmless each present and former director and officer of the Company (acting in such capacity) and each present and former director and officer of any Company Subsidiary who is or was serving in such capacity at the request of the Company, in each case determined as of the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Delaware law and the Company’s certificate of incorporation and by-laws shall be made by independent counsel (in accordance with Section 145(d) of the DGCL) agreed to by the director or officer and by the Parent.

(b) Unless the Company has prior to the Closing obtained one or more “tail” insurance policies described in the following sentence, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with coverage no less advantageous to the insured than the policies in place immediately prior to the Effective Time) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(b) more than $1,600,000 per year, but if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be required to spend up to $1,600,000 per year for such insurance to acquire as much insurance as may be obtained. The provisions of this Section 6.05(b) shall be deemed to have been satisfied if the Company shall have obtained prepaid policies prior to the Closing, which policies provide such directors and officers with coverage no less advantageous to the insured than the policies in place immediately prior to the Effective Time for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time (including those related to this Agreement and the transactions contemplated hereby).

(c) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or, in the case of successors of the Surviving Corporation, at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

SECTION 6.06. Notification of Certain Matters. The Company shall give prompt notice to Parent of the occurrence or non-occurrence of any event or circumstance, the occurrence or non-occurrence of which would cause the conditions set forth in Section 7.02(a) or 7.02(b) to be incapable of satisfaction. Parent shall give prompt notice to the Company of the occurrence or non-occurrence of any event or circumstance, the occurrence or non occurrence of which would cause the conditions set forth in Section 7.03(a) or 7.03(b) to be incapable of satisfaction.

SECTION 6.07. Company Affiliates. Prior to the date of mailing of the Proxy Statement to its stockholders, the Company shall deliver to Parent a list of names and addresses of those persons who the Company determines in good faith were, in the Company’s reasonable judgment, as of the time of the Company Stockholders’ Meeting, affiliates (within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act) of the Company. The Company shall provide Parent with such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall use its reasonable best efforts to deliver or cause to be delivered to Parent, prior to the Effective Time, an affiliate letter in the form attached hereto as Exhibit 6.07, executed by each person who was an affiliate (within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act) of the Company at the time of the Company Stockholders’ Meeting.

SECTION 6.08. Further Action; Reasonable Best Efforts.

(a) Subject to the terms of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and under any applicable antitrust or competition Law of any foreign Governmental Authority having jurisdiction with respect to the Merger and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Merger, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and other third party consents, approvals and authorizations as are necessary for the consummation of the Merger and the Transactions and to fulfill the conditions to the Merger (which, in the case of the Company, shall exclude those conditions set forth in Section 7.03(a) or (b) and, in the case of Parent, shall exclude those conditions set forth in Section 7.02(a) or (b)).

(b) Without limiting the generality of the undertakings pursuant to this Section 6.08, each of the Company and Parent agrees to take or cause to be taken the following actions: (i) the prompt provision to each and every federal, state, local or foreign Governmental Authority having jurisdiction over enforcement of any applicable antitrust or competition Laws (“Government Antitrust Entity”) of non-privileged information and documents requested by any Government Antitrust Entity; (ii) the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger, including, without limitation, the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person or entity, including, without limitation, any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions and the proffer and agreement of its willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, disposal and holding separate of, such assets, categories of assets or businesses or other segments of the Company or Parent or either’s respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Government Antitrust Entity giving effect thereto) no later than 60 days from the date hereof if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance of any order, decree, decision, determination or judgment that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger by any Government Antitrust Entity; and (iii) the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger, any and all steps (including, without limitation, the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this Section 6.08(b)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

(c) Notwithstanding anything contained in this Section 6.08 to the contrary, Section 6.08(b) shall not be deemed to require either Parent or the Company or any Subsidiary or affiliate thereof to take or agree to take any Action of Divestiture with respect to their respective assets which would be materially adverse to the business, financial condition, assets or results of operations of Parent and its Subsidiaries taken as a whole following the Merger (excluding the loss of any cost savings or revenue enhancements expected as a result of the Merger and the consolidated operations of Parent, the Company and their Subsidiaries thereafter). For purposes of this Agreement, an “Action of Divestiture” shall mean making proposals, executing or carrying out agreements providing for the license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets that are material to the Company, Parent or any of their respective Subsidiaries or the holding separate of capital stock of the Company, or imposing or seeking to impose any limitation on the ability of Parent, the Company or any of their respective Subsidiaries, to conduct their respective businesses or own such assets or to acquire, hold or exercise full rights of ownership of the business of the Company.

SECTION 6.09. Plan of Reorganization.

(a) This Agreement represents a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and shall not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation, Parent nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, the Company does not know of any reason (i) why it would not be able to deliver to counsel to the Company and Parent, at each of the date of the Registration Statement referred to above and the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 7.02(d) and Section 7.03(d), and the Company hereby agrees to deliver such certificates effective as of each of such dates or (ii) why counsel to the Company and Parent would not be able to deliver the opinions required by Section 7.02(d) and Section 7.03(d). The Company shall deliver such certificates to counsel to the Company and Parent.

(c) As of the date hereof, Parent does not know of any reason (i) why it would not be able to deliver to counsel to the Company and Parent, at each of the date of the Registration Statement referred to above and the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 7.02(d) and Section 7.03(d), and Parent hereby agrees to deliver such certificates effective as of each of such dates or (ii) why counsel to the Company and Parent would not be able to deliver the opinions required by Section 7.02(d) and Section 7.03(d). Parent shall deliver such certificates to counsel to the Company and Parent.

SECTION 6.10. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

SECTION 6.11. Letters of Accountants.

(a) Parent shall use its reasonable best efforts to cause to be delivered to the Company “comfort” letters of Ernst & Young LLP, Parent’s independent public accountants, dated and delivered the date on which the Registration Statement shall become effective and as of the date of the Stockholders’ Meetings, and addressed to the Company, in form and substance reasonably satisfactory to the Company and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

(b) The Company shall use its reasonable best efforts to cause to be delivered to Parent “comfort” letters of PricewaterhouseCoopers LLP, the Company’s independent public accountants, dated and delivered the date on which the Registration Statement shall become effective and as of the date of the Stockholders’ Meetings, and addressed to Parent, in form and substance reasonably satisfactory to Parent and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

SECTION 6.12. NYSE Listing. Parent shall promptly prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock to be issued in the Merger and pursuant to Substitute Options, and shall use its best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance to NYSE, and the Company shall cooperate with Parent with respect to such listing.

SECTION 6.13. Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of the NYSE, each of Parent and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions.

SECTION 6.14. Governance Matters

(a) Prior to the Closing, Parent shall adopt the amendment to the Bylaws of Parent provided for in Exhibit 6.14(a) hereof and the resolutions referenced therein and shall take all actions necessary to effect the actions contemplated therein and to make such amended Bylaws effective as of the Effective Time. Prior to the Closing but having effect immediately following the Effective Time, the Parent Board shall adopt a resolution to fix the number of directors that will comprise the full Board of Directors of Parent immediately following the Effective Time to be nine, having three classes of three directors each. Of the members of the Board of Directors of Parent immediately following the Effective Time, four shall be Parent directors designated by Parent, and four shall be directors of the Company designated by the Company, and one shall be the Chairman and Chief Executive Officer of the Company. With respect to the persons to be appointed pursuant to the preceding sentence, the Parent Board shall prior to the Closing take all action necessary to cause one Company Continuing Director to be appointed to be a Class I Director of the Parent Board, one Company Continuing Director to be appointed to be a Class III Director of the Parent Board, two Company Continuing Directors to be appointed to be Class II Directors of the Parent Board and Steven Demetriou to be appointed to be a Class I Director of the Parent Board. Prior to Closing, Parent shall obtain all resignations of directors necessary to implement the terms of the foregoing sentences. No other directors or employees of Parent or the Company shall be designated to serve on the Board of Directors of Parent at the Effective Time. Each of Parent and the Company will ensure that at least three of the directors designated by it shall be independent for purposes of the rules and regulations of the NYSE. All of the persons designated by the Company to be directors of Parent shall be appointed by Parent to assume office immediately following the Effective Time.

(b) For purposes of this Agreement, (i) “Continuing Parent Directors” shall mean the directors of Parent who were selected by the Board of Directors of Parent prior to the Closing to be directors of Parent immediately following the Effective Time pursuant to Section 6.14(a) and their successors designated by a majority of the Continuing Parent Directors, (ii) “Continuing Company Directors” shall mean the directors of Parent who were selected by the Board of Directors of the Company, prior to the Closing, to be directors of Parent immediately following the Effective Time pursuant to Section 6.14(a) and their successors designated by a majority of the Continuing Company Directors, but shall not include Steven Demetriou. Prior to the Closing, Parent shall by resolution of the Parent Board reconstitute its committees of the Parent Board, effective as of immediately following the Effective Time, with (x) each such committee being comprised of four directors, with two of such members being Continuing Parent Directors and two of such members being Continuing Company Directors, and (y) the Chairmen of the Compensation Committee and Nominating and Governance Committee being Continuing Parent Directors and the Chairmen of the Audit Committee and Environmental Committee shall be Continuing Company Directors.

(c) Prior to the Closing, but having effect immediately following the Effective Time, the Parent Board shall take such actions as are necessary to cause (i) Steven Demetriou to be elected or appointed as Chief Executive Officer and Chairman of the Board of Directors of Parent as of immediately following the Effective Time, on substantially the terms set forth in Section 6.14(c)-1 of the Parent Disclosure Schedule and (ii) Mike D. Friday to be elected or appointed as Chief Financial Officer of Parent as of immediately following the Effective Time, on substantially the terms set forth in Section 6.14(c)-2 of the Parent Disclosure Schedule.

(d) Mr. Demetriou, after consultation with the Company Board and the Parent Board, may propose a new name for Parent to be effective following the Effective Time, and in such event, Parent shall take all actions necessary prior to Closing to effect, as promptly as practicable after the Effective Time, a change in the name of Parent to such name without the need for approval by shareholders of Parent.

(e) Promptly after the date hereof, the Parent Board shall adopt a resolution waiving compliance with the maximum age requirement for directors as set forth in the Corporate Governance Guidelines of Parent with respect to the directors of Parent and the Company who are to be selected by the Board of Directors of Parent and the Company, respectively, prior to the Closing to be directors of Parent immediately following the Effective Time pursuant to Section 6.14(a). The Parent Board shall maintain such resolution in effect until the successors for all such persons shall be qualified and assume office.

(f) Promptly following the date of this Agreement Parent and the Company shall each form an ad hoc committee, each of which shall be comprised of three persons who shall each be a member of the Board of Directors of Parent or the Company, as the case may be. The committees shall jointly consider and jointly make appointments with effect following the Effective Time to the officer positions of Parent who directly report to the Chief Executive Officer of the Company. Such committees shall be empowered only to determine officers who report in their capacity as officers directly to the Chief Executive Officer of Parent and shall not be permitted to make any appointment or reporting decision unless such appointment or reporting decision shall have been recommended in good faith by Steven Demetriou. The committees shall be disbanded at the Effective Time.

SECTION 6.15. Employee Benefits.

(a) Parent agrees that it shall cause the Surviving Corporation to maintain all Company Plans that are welfare benefit plans for those individuals who as of the Effective Time were employees of the Company or any of the Company Subsidiaries (other than collectively bargained employees) (the “Affected Employees”), in accordance with the terms of such Company Plans as in effect immediately before the Effective Time, without amendment, other than amendments that do not decrease benefits for participants or that are required by Law, for a period from the Effective Time through at least January 1, 2006.

(b) For all purposes under the employee benefit plans of Parent and the Parent Subsidiaries providing benefits to any Affected Employees after the Effective Time (the “New Plans”), each Affected Employee shall receive credit for his or her service with the Company and the Company Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and the Company Subsidiaries have given credit for prior service) for purposes of eligibility and vesting (but not (i) for purposes of eligibility for subsidized early retirement benefits, (ii) for purposes of benefit accrual under defined benefit pension plans and (iii) for any new program for which credit for benefit accrual for service prior to the effective date of such program is not given to similarly situated employees of Parent and the Parent Subsidiaries other than the Affected Employees) to the same extent as such Affected Employee was entitled, before the Effective Time, to credit for such service under a Company Plan (except to the extent such credit would result in a duplication of accrual of benefits). In addition, and without limiting the generality of the foregoing: (i) at the Effective Time, each Affected Employee immediately shall be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar or comparable Company Plan in which such Affected Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Affected Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Affected Employee and his or her covered dependents to the extent such pre-existing condition exclusions and actively-at-work requirements were inapplicable to or had been satisfied by such Affected Employee and his or her covered dependents immediately prior to the Effective Time under the relevant Old Plan, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) With respect to matters described in this Section 6.15 relating to benefits or compensation to be provided after the Effective Time, the Company will, to the extent permitted by applicable Law, provide Parent prior to delivery with copies of any broad-based notices or other communication materials of a general nature to be delivered prior to the Effective Time.

SECTION 6.16. Financing.

(a) Parent and the Company shall, and shall cause their Subsidiaries to, cooperate and use their reasonable best efforts to complete a financing or financings (the “Financing”), which provides funds immediately following the Effective Time that are in an amount that is sufficient to (i) fully redeem the Company’s 10 3/4% Senior Subordinated Notes due 2006 together with accrued and unpaid interest thereon and (ii) refinance in full (A) the Company’s existing accounts receivables financing and credit facilities in the amounts outstanding immediately prior to the Closing and (B) Parent’s existing credit facilities in the amounts outstanding immediately prior to the Closing (the sum of such amounts, being referred to as the “Financing Amount”).

(b) Prior to the Closing, Parent and the Company shall use their reasonable best efforts to obtain a letter from the person or persons providing the Financing or from the person or persons leading any group of persons providing the Financing indicating that immediately following the Effective Time, funds in an amount equal to the Financing Amount shall be available to Parent or its Subsidiaries without any condition other than the occurrence of the Effective Time (the “Financing Letter”).

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC.

(b) Company Stockholder Approval. This Agreement shall have been adopted by the Requisite Company Vote.

(c) Parent Stockholder Approval. The Share Issuance shall have been approved by the Requisite Parent Vote.

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award (an “Order”) which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(e) Antitrust Approvals and Waiting Periods. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated. All consents or approvals under any applicable antitrust or competition Law of any foreign Governmental Authority having jurisdiction with respect to the Merger, the failure to obtain which would reasonably be expected to have a Parent Material Adverse Effect following the Closing (which for purposes of measuring such effect shall include the Company and its Subsidiaries).

(f) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(g) Financing. (i)(A) The Financing Letter shall have been obtained and shall not have been withdrawn or terminated, (B) all conditions to obtaining the Financing Amount as contemplated by the Financing Letter shall have been satisfied or waived other than (I) conditions that may only be satisfied at the closing of the funding contemplated thereby (“Bring Down Conditions”) and (II) conditions requiring the completion of the Merger and (C) neither Parent nor the Company shall reasonably believe that the Bring Down Conditions will not be satisfied (or waived) immediately following the Effective Time, or (ii) (A) all conditions to obtaining the Financing Amount as contemplated by the Financing Letter shall have been satisfied or waived other than (I) Bring Down Conditions and (II) conditions requiring the completion of the Merger, and (B) neither Parent nor the Company shall reasonably believe that the Bring Down Conditions will not be satisfied (or waived) immediately following the Effective Time.

SECTION 7.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in the first three sentences of Section 3.03 shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date) and (ii) the other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect set forth therein, except for the terms “material” and “materially” in Section 3.07(a), 3.07(b) and 3.08(c)) as of the Closing, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.02(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct, unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by the President or any Executive Vice President of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d) Tax Opinion. Parent shall have received the opinion of Fulbright & Jaworski L.L.P., counsel to Parent based upon representations of Parent, Merger Sub and the parent of Merger Sub (which representations shall be substantially as set forth in Exhibit 7.02(d)-1) and the Company (which representations shall be substantially as set forth in Exhibit 7.02(d)-2), and normal assumptions, to the effect that, for federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub, the parent of Merger Sub and the Company shall be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Fulbright & Jaworski L.L.P. of representation letters from each of Parent and Company as contemplated in Section 6.09 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

SECTION 7.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Parent contained in the first three sentences of Section 4.03 and the last sentence of Section 4.19 shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date) and (ii) the other representations and warranties of the Parent contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Parent Material Adverse Effect set forth therein, except for the terms “material” and “materially” in Section 4.07(a), 4.07(b) and 4.08(c)) as of the Closing, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.03(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Parent are not so true and correct, unless the failure of such representations and warranties of the Parent to be so true and correct, individually or in the aggregate, has had a Parent Material Adverse Effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President or any Executive Vice President of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

(d) Tax Opinion. The Company shall have received the opinion of Sullivan & Cromwell LLP, counsel to the Company based upon representations of Parent, Merger Sub and the parent of Merger Sub (which representations shall be substantially as set forth in Exhibit 7.02(d)-1) and the Company (which representations shall be substantially as set forth in Exhibit 7.02(d)-2), and normal assumptions, to the effect that, for federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub, the parent of Merger Sub and the Company shall be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Sullivan & Cromwell LLP of representation letters from each of Parent and Company as contemplated in Section 6.09 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption and approval of this Agreement by the stockholders of the Company and Parent, respectively (except as otherwise required by this Section 8.01), as follows:

(a) by mutual written consent of Parent and the Company duly authorized by the Boards of Directors of Parent and the Company;

(b) by either Parent or the Company if the Effective Time shall not have occurred on or before December 15, 2004; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(d) by Parent (at any time prior to the adoption of this Agreement by the required vote of the stockholders of the Company) if the Board of Directors of the Company or any committee thereof withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent;

(e) by the Company (at any time prior to the approval of the Share Issuance by the required vote of the stockholders of Parent) if the Board of Directors of Parent or any committee thereof withdraws, modifies or changes its recommendation of this Agreement or the Share Issuance in a manner adverse to the Company;

(f) by either Parent or the Company if this Agreement shall fail to receive the Requisite Company Vote at the Company Stockholders’ Meeting or at any adjournment or postponement thereof;

(g) by either Parent or the Company if the Share Issuance shall fail to receive the Requisite Parent Vote at the Parent Stockholders’ Meeting or at any adjournment or postponement thereof;

(h) by Parent upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) and Section 7.02(b) would not be satisfied (“Terminating Company Breach”); provided, however, that, if such Terminating Company Breach is curable by the Company, Parent may not terminate this Agreement under this Section 8.01(h) unless such breach is not cured within 30 days after notice of such breach is provided by Parent to the Company;

(i) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied (“Terminating Parent Breach”); provided, however, that, if such Terminating Parent Breach is curable by Parent and Merger Sub, the Company may not terminate this Agreement under this Section 8.01(i) unless such breach is not cured within 30 days after notice of such breach is provided by the Company to Parent;

(j) by Parent if the Company Stockholders’ Meeting (or any adjournment or postponement thereof) is not held by December 10, 2004; provided that Parent’s failure to fulfill any obligations under this Agreement has not been the cause of, or resulted in, the failure of the Company Stockholders’ Meeting to be held by such date; or

(k) by the Company if the Parent Stockholders’ Meeting (or any adjournment or postponement thereof) is not held by December 10, 2004; provided that the Company’s failure to fulfill any obligations under this Agreement has not been the cause of, or resulted in, the failure of the Parent Stockholders’ Meeting to be held by such date.

SECTION 8.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (a) as set forth in Section 8.03, (b) for the provisions of Article IX and (c) nothing herein shall relieve any party from liability for any willful breach of this Agreement prior to such termination; provided, however, that the Confidentiality Agreements shall survive any termination of this Agreement in accordance with their respective terms.

SECTION 8.03. Fees and Expenses.

(a) Except as set forth in this Section 8.03, all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction contemplated hereunder is consummated, except that the Company and Parent shall each pay one-half of all expenses relating to printing, filing and mailing the Registration Statement and the Proxy Statement (excluding all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) reasonably incurred by a party or on its behalf.

(b) The Company agrees that:

(i) if (1) Parent shall terminate this Agreement pursuant to (A) Section 8.01(d) or (B) Section 8.01(h) (but in the case of this clause (1)(B) only if such termination is a result of the Company materially breaching its obligations under this Agreement by reason of a failure to call the Company Stockholders’ Meeting in accordance with Section 6.02 or a failure to prepare and mail to its stockholders the Proxy Statement in accordance with Section 6.01(a)), (2)(A) in the case of clause (1)(A) above, after the date hereof and prior to the time of such withdrawal, modification or change of recommendation a bona fide Competing Proposal with respect to the Company shall have been publicly announced and not withdrawn prior to the time of such withdrawal, modification or change of recommendation, and (B) in the case of clause (1)(B) above, after the date hereof and prior to such termination a bona fide Competing Proposal with respect to the Company shall have been publicly announced, and (3) the Company enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination; or

(ii) if (1) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(f) or Parent shall terminate this Agreement pursuant to Section 8.01(j), (2) after the date hereof a bona fide Competing Proposal with respect to the Company shall have been publicly announced and not withdrawn prior to (A) in the case of Section 8.01(f), the Company Stockholders’ Meeting and (B) in the case of Section 8.01(j), such termination, and (3) the Company enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination; or

(iii) if (1) the Company shall terminate this Agreement pursuant to Section 8.01(b), (2) after the date hereof and prior to the time of such termination a bona fide Competing Proposal shall have been publicly announced or otherwise communicated to the Board of Directors of the Company with respect to the Company and not withdrawn prior to such termination, and (3) the Company enters into an agreement providing for or consummates a Third Party Acquisition with the person who made such Competing Proposal (or any affiliate, successor or assignee thereof) within 12 months after the date of such termination;

then the Company shall pay to Parent promptly (but in any event no later than two business days after the Company enters into an agreement providing for or consummates such a Third Party Acquisition) a fee of $3,500,000 (the “Fee”) together with all of Parent’s reasonably documented expenses related to the Merger and this Agreement through the date of termination, up to a maximum of $2,000,000, which amounts shall be payable in immediately available funds.

(c) Parent agrees that:

(i) if (1) the Company shall terminate this Agreement pursuant to (A) Section 8.01(e) or (B) Section 8.01(i) (but in the case of this clause (1)(B) only if such termination is a result of Parent materially breaching its obligations under this Agreement by reason of a failure to call the Parent Stockholders’ Meeting in accordance with Section 6.02 or a failure to prepare and mail to its stockholders the Proxy Statement in accordance with Section 6.01(a)), (2)(A) in the case of clause (1)(A) above, after the date hereof and prior to the time of such withdrawal, modification or change of recommendation a bona fide Competing Proposal with respect to Parent shall have been publicly announced and not withdrawn prior to the time of such withdrawal, modification or change of recommendation and (B) in the case of clause (1)(B) above, after the date hereof and prior to such termination a bona fide Competing Proposal with respect to

Parent shall have been publicly announced and (3) Parent enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination; or

(ii) if (1) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(g) or the Company shall terminate this Agreement pursuant to Section 8.01(k), (2) after the date hereof a bona fide Competing Proposal with respect to Parent shall have been publicly announced and not withdrawn prior to (A) in the case of Section 8.01(g), the Parent Stockholders’ Meeting and (B) in the case of Section 8.01(k), such termination, and (3) Parent enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination; or

(iii) if (1) Parent shall terminate this Agreement pursuant to Section 8.01(b), (2) after the date hereof and prior to the time of such termination a bona fide Competing Proposal shall have been publicly announced or otherwise communicated to the Board of Directors of Parent with respect to Parent and not withdrawn prior to such termination, and (3) Parent enters into an agreement providing for or consummates a Third Party Acquisition with the person who made such Competing Proposal (or any affiliate, successor or assignee thereof) within 12 months after the date of such termination;

then Parent shall pay to the Company promptly (but in any event no later than two business days after Parent enters into an agreement providing for or consummates such a Third Party Acquisition) the Fee together with all of the Company’s reasonably documented expenses related to the Merger and this Agreement through the date of termination, up to a maximum of $2,000,000, which amounts shall be payable in immediately available funds.

(d) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement. In the event that Parent or the Company, as the case may be, shall fail to pay the Fee or any expenses required to be paid when due, the term “expenses” shall be deemed to include the costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.03, together with interest on such unpaid Fee and expenses, commencing on the date that the Fee or such expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, as such bank’s Prime Rate plus 1.00%.

(e) “Third Party Acquisition” means any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or Parent, as the case may be, pursuant to which the stockholders of such party immediately preceding such transaction hold less than seventy percent (70%) of the aggregate equity interests in the surviving or resulting entity of such transaction or of any direct or indirect parent thereof (excluding any interest previously held by any stockholder of the Company or Parent, as the case may be, in the other party to such transaction); (ii) a sale or other disposition by the Company or Parent, as the case may be, of assets representing in excess of thirty percent (30%) of the aggregate fair market value of the business of such party immediately prior to such sale or other disposition; or (iii) an acquisition by any person or group (including by way of a tender offer or an exchange offer or an issuance of capital stock by the Company or Parent, as the case may be), directly or indirectly, of beneficial ownership of thirty percent (30%) or more of the voting power of the then outstanding shares of capital stock of the Company or Parent unless substantially all of the proceeds from such acquisition are retained by the Company or Parent, as the case may be.

SECTION 8.04. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company and the approval of the Share Issuance by the shareholders of Parent; provided, however, that, after the adoption of this Agreement by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger, or that would otherwise require shareholder approval under applicable Law, without in each case obtaining shareholder approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.05. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that the agreements set forth in Articles I and II and Sections 6.03(b) and 6.05 and this Article IX shall survive the Effective Time.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

IMCO Recycling Inc.
5215 N. O’Connor Boulevard, Suite 1500
Irving, Texas 75039

Attention: Legal Department
Telephone: (972) 401-7200
Facsimile: (972) 401-7345

with a copy to:

Fulbright & Jaworski L.L.P.
1301 McKinney, Ste. 5100
Houston, Texas 77010

Attention: Marc H. Folladori
Telephone: (713) 651-5538
Facsimile: (713) 651-5246

if to the Company:

Commonwealth Industries, Inc.
500 West Jefferson Street
PNC Plaza – 19th Floor
Louisville, Kentucky 40202-2823

Attention: General Counsel
Telephone: (502) 589-8100
Facsimile: (502) 588-3923

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Attention: Eric M. Krautheimer
Telephone: (212) 558-4000
Facsimile: (212) 558-3588

SECTION 9.03. Certain Definitions.

(a) For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.

“Company Material Adverse Effect” means any event, circumstance, change or effect that is materially adverse to the business, condition (financial or otherwise), assets or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (w) changes in general economic conditions or changes in securities markets in general, (x) changes in Law or GAAP or interpretations thereof, (y) the announcement of the transactions contemplated by this Agreement or (z) general changes in the industries in which the Company and its Subsidiaries operate, except in the case of clauses (w), (x) and (z) those events, circumstances, changes or effects that adversely affect the Company and its Subsidiaries to a materially greater extent than they affect other entities operating in such industries.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Adverse Effect” means any liabilities, responsibilities, claims, suits, losses, costs (including any required remediation, removal, response, abatement, clean-up, investigative, and/or monitoring costs and any other required costs and expenses), expenses, charges, assessments, liens, penalties or fines calling for the payment of funds in excess of $500,000 per occurrence, or $1,500,000 in the aggregate.

“Environmental Law” or “Environmental Laws” means all laws, rules, regulations, statutes, ordinances, decrees or orders of any governmental entity relating to (i) the control of any potential pollutant or protection of the air, water or land, (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, and (iii) exposure to hazardous, toxic or other substances alleged to be harmful, and includes without limitation, (1) the terms and conditions of any license, permit, approval, or other authorization by any governmental entity, and (2) judicial, administrative, or other regulatory decrees, judgments, and orders of any governmental entity. The term “Environmental Laws” shall include, but not be limited to the following statutes and the regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Resource Conservation and

Recovery Act, 42 U.S.C. § 6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 11011 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., CERCLA, 42 U.S.C. § 9601 et seq., and any state, county, or local regulations similar thereto.

“Hazardous Substances” means: (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products and by-products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos, mold and radon; (v) any other contaminant; and (vi) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Intellectual Property” means: (i) United States, non-United States and international patents, patent applications and statutory invention registrations; (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof; (iii) copyrightable works, copyrights, and registrations and applications for registration thereof; and (iv) confidential and proprietary information, including trade secrets and know-how.

“knowledge” means, with respect to any party, the actual knowledge of the executive officers of such party.

“Parent Material Adverse Effect” means any event, circumstance, change or effect that is materially adverse to the business, condition (financial or otherwise), assets or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (w) changes in general economic conditions or changes in securities markets in general, (x) changes in Law or GAAP or interpretations thereof, (y) the announcement of the transactions contemplated by this Agreement or (z) general changes in the industries in which Parent and its Subsidiaries operate, except in the case of clauses (w), (x) and (z) those events, circumstances, changes or effects that adversely affect Parent and its Subsidiaries to a materially greater extent than they affect other entities operating in such industries.

“Permitted Liens” means: (i) Liens for current taxes and assessments not yet past due; (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress; (iii) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice; (iv) all Liens shown on a current title report; and (v) all Liens that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	§ 3.09
Action of Divestiture	§ 6.08(c)
Affected Employees	§ 6.15(a)
Agreement	Preamble
Audit Date	§ 3.08
Blue Sky Laws	§ 3.05(b)
Bring Down Conditions	§ 7.01(g)
CERCLA	§ 3.15(e)
Certificate of Merger	§ 1.03
Certificates	§ 2.02(b)
Change in Company Recommendation	§ 6.01(b)(i)
Change in Parent Recommendation	§ 6.01(c)(i)
Closing	§ 1.02
Closing Date	§ 1.02
Code	Recitals
Company	Preamble
Company Affiliate	§ 6.07
Company Board	Recitals
Company Common Stock	§ 2.01(a)
Company Debt Agreement	§ 3.17(a)(ii)
Company Disclosure Schedule	Article III
Company Intellectual Property	§ 3.13(a)
Company Leased Real Property	§ 3.12(c)
Company Owned Intellectual Property	§ 3.13(b)
Company Owned Real Property	§ 3.12(b)
Company Permits	§ 3.06
Company Plans	§ 3.10(a)
Company Preferred Stock	§ 3.03(a)
Company Real Property	§ 3.12(c)
Company Rights Agreement	§ 3.03(a)
Company SEC Reports	§ 3.07(a)
Company Stock Options	§ 2.04(a)
Company Stock Option Plans	§ 2.04(a)
Company Stockholders’ Meeting	§ 6.01(a)
Company Subsidiary	§ 3.01(a)
Competing Proposal	§ 6.04(a)
Confidentiality Agreements	§ 6.03(b)

Defined Term	Location of Definition
Continuing Company Directors	§ 6.14(b)
Continuing Parent Directors	§ 6.14(b)
Contract	§ 3.05(a)
DGCL	Recitals
Effective Time	§ 1.03
Environmental Permits	§ 3.15(f)
ERISA	§ 3.10(a)
ERISA Affiliate	§ 3.10(b)
Exchange Act	§ 3.07(a)
Exchange Agent	§ 2.02(a)
Exchange Fund	§ 2.02(a)
Exchange Ratio	§ 2.01(a)
Fee	§ 8.03(b)
Financing	§ 6.16(a)
Financing Amount	§ 6.16(a)
Financing Letter	§ 6.16(b)
GAAP	§ 3.07(b)
Government Antitrust Entity	§ 6.08(b)
Governmental Authority	§ 3.05(b)
Hedging Arrangement	§ 3.23
HSR Act	§ 3.05(b)
IRS	§ 3.10(a)
Law	§ 3.05(a)
Liens	§ 3.12(b)
Material Company Contracts	§ 3.17(a)
Material Parent Contracts	§ 4.16(a)
Merger	Recitals
Merger Consideration	§ 2.01(a)
Merger Sub	Preamble
Multiemployer Plan	§ 3.10(a)
Multiple Employer Plan	§ 3.10(b)
New Plans	§ 6.15(b)
NYSE	§ 2.02(e)(ii)
Order	§ 7.01(d)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	Recitals
Parent Debt Agreement	§ 4.16(a)(ii)
Parent Disclosure Schedule	Article IV
Parent Intellectual Property	§ 4.13(a)
Parent Leased Real Property	§ 4.12(c)
Parent Owned Intellectual Property	§ 4.13(b)
Parent Owned Real Property	§ 4.12(b)
Parent Permits	§ 4.06
Parent Plans	§ 4.10(a)
Parent Preferred Stock	§ 4.03(a)
Parent Real Property	§ 4.12(c)
Parent SEC Reports	§ 4.07(a)
Parent Stock Options	§ 4.03(a)
Parent Stock Option Plans	§ 4.03(a)
Parent Stockholders’ Meeting	§ 6.01(a)

Defined Term	Location of Definition
Parent Subsidiary	§ 4.01(a)
Proposing Party	§ 6.04(c)
Proxy Statement	§ 6.01(a)
Real Property	§ 3.12(b)
Registration Statement	§ 6.01(a)
Representatives	§ 6.03(a)
Requisite Company Vote	§ 3.19(b)
Requisite Parent Vote	§ 4.18(b)
Rights	§ 3.03(a)
SEC	§ 3.07(a)
Securities Act	§ 3.07(a)
Share Issuance	Recitals
Shares	§ 2.01(a)
Stockholders’ Meetings	§ 6.01(a)
Subject Party	§ 6.04(c)
Substitute Option	§ 2.04(a)
Superior Proposal	§ 6.04(d)
Surviving Corporation	§ 1.01
Takeover Statute	§ 3.22
Terminating Company Breach	§ 8.01(h)
Terminating Parent Breach	§ 8.01(i)
Third Party Acquisition	§ 8.03(e)
Transition Committee	§ 6.14(f)
Voting Debt	§ 3.03(a)

SECTION 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes, except as set forth in Section 6.03(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise).

SECTION 9.06. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 9.07. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

SECTION 9.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State (other than those provisions set forth herein that are required to be governed by the DGCL). All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Chancery Court. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Merger may not be enforced in or by any of the above-named courts.

SECTION 9.09. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Merger. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Merger, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.09.

SECTION 9.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IMCO RECYCLING INC.

By	/s/ Richard L. Kerr
Name:	Richard L. Kerr
Title:	President and Chief Executive Officer

SILVER FOX ACQUISITION COMPANY

By	/s/ Richard L. Kerr
Name:	Richard L. Kerr
Title:	President

COMMONWEALTH INDUSTRIES, INC.

By	/s/ Steven Demetriou
Name:	Steven Demetriou
Title:	President and Chief Executive Officer

ANNEX B

June 16, 2004

The Board of Directors

IMCO Recycling Inc.

5215 North O’Connor Blvd.

Central Tower at Williams Square

Irving, Texas 75039

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to IMCO Recycling Inc. (“IMCO”) of the Exchange Ratio (defined below) set forth in an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 16, 2004, among IMCO, Silver Fox Acquisition Company, a wholly-owned subsidiary of IMCO (“Merger Sub”), and Commonwealth Industries, Inc. (“Commonwealth”). As more fully described in the Merger Agreement, (i) Merger Sub will be merged with and into Commonwealth (the “Merger”) and (ii) each outstanding share of the common stock, par value $0.01 per share, of Commonwealth (“Commonwealth Common Stock”) will be converted into the right to receive 0.815 of a share (the “Exchange Ratio”) of the common stock, par value $0.10 per share, of IMCO (“IMCO Common Stock”).

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of IMCO and certain senior officers and other representatives and advisors of Commonwealth concerning the businesses, operations and prospects of IMCO and Commonwealth. We examined certain publicly available business and financial information relating to IMCO and Commonwealth as well as certain financial forecasts and other information and data relating to IMCO and Commonwealth which were provided to or otherwise reviewed by or discussed with us by the respective managements of IMCO and Commonwealth, including information relating to the potential strategic implications and operational benefits anticipated by the managements of IMCO and Commonwealth to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of IMCO Common Stock and Commonwealth Common Stock; the historical and projected earnings and other operating data of IMCO and Commonwealth; and the capitalization and financial condition of IMCO and Commonwealth. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of IMCO and Commonwealth. We also evaluated certain pro forma financial effects of the Merger on Commonwealth. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data relating to IMCO and Commonwealth provided to or otherwise reviewed by or discussed with us, we also have been advised by the respective managements of IMCO and Commonwealth that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of IMCO and Commonwealth as to the future financial performance of IMCO and Commonwealth, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger and the other matters covered thereby. We have assumed, with your consent, that the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on IMCO or

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Commonwealth or the contemplated benefits of the Merger. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of IMCO and Commonwealth. We are not expressing any opinion as to what the value of the IMCO Common Stock actually will be when issued pursuant to the Merger or the price at which the IMCO Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of IMCO or Commonwealth nor have we made any physical inspection of the properties or assets of IMCO or Commonwealth. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of IMCO, nor were we requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for IMCO or the effect of any other transaction in which IMCO might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to IMCO in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to IMCO and Commonwealth unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of IMCO and Commonwealth for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with IMCO, Commonwealth and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of IMCO in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to IMCO.

Very truly yours,

/s/ CITIGROUP GLOBAL MARKETS INC.

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ANNEX C

June 16, 2004

Board of Directors

Commonwealth Industries, Inc.

500 West Jefferson Street

Citizens Plaza, 19th Floor

Louisville, KY 40202

Members of the Board:

We understand that Commonwealth Industries, Inc. (“Commonwealth”), IMCO Recycling Inc (“IMCO”) and a to-be-formed indirect wholly owned subsidiary of IMCO (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 16, 2004 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into Commonwealth. Pursuant to the Merger, Commonwealth will become a wholly owned subsidiary of IMCO and each outstanding share of common stock, par value $.01 per share (the “Commonwealth Common Stock”), of Commonwealth, other than shares held in treasury or held by IMCO, Commonwealth or any direct or indirect wholly owned subsidiary of IMCO or Commonwealth will be converted into the right to receive 0.815 shares (the “Exchange Ratio”) of common stock, par value $.10 per share (the “IMCO Common Stock”) of IMCO. The terms and conditions of the Merger are set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to holders of Commonwealth Common Stock.

For purposes of the opinion set forth herein, we have:

a)	reviewed certain publicly available financial statements and other information of Commonwealth and IMCO;

b)	reviewed certain internal financial statements and other financial and operating data concerning Commonwealth and IMCO prepared by management of Commonwealth and IMCO, respectively;

c)	reviewed certain financial projections prepared by the management of Commonwealth and by the management of IMCO;

d)	discussed the past and current operations and financial condition and the prospects of Commonwealth and IMCO, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Commonwealth and IMCO, respectively;

e)	reviewed the pro forma impact of the Merger on Commonwealth’s earnings per share, cash flow, consolidated capitalization and financial ratios;

f)	reviewed the reported prices and trading activity for the Commonwealth Common Stock and the IMCO Common Stock;

g)	compared the financial performance of Commonwealth and IMCO and the prices and trading activity of the Commonwealth Common Stock and the IMCO Common Stock with that of certain other comparable publicly-traded companies and their securities;

h)	participated in discussions and negotiations among representatives of Commonwealth and IMCO and their financial and legal advisors;

i)	discussed certain corporate governance issues regarding Commonwealth and IMCO with representatives of Commonwealth and IMCO and their legal advisors;

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j)	reviewed financing proposals in connection with the Merger and discussed such proposals with the management of Commonwealth;

k)	reviewed the Merger Agreement; and

l)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Commonwealth and of IMCO. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, and that the financings necessary to consummate the Merger will be consummated on terms substantially as discussed with us by the management of Commonwealth and will be sufficient to consummate the Merger. We have not made any independent appraisal or valuation of the assets or liabilities of Commonwealth or IMCO, nor have we been furnished with any such appraisals. As you know, we are not legal or regulatory experts and we have relied on the assessments of such experts with respect to such issues. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of Commonwealth in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for Commonwealth and have received fees for the rendering of these services. In addition, Morgan Stanley and its affiliates may provide financing advice to Commonwealth and assist in obtaining financing necessary to consummate the Merger, in which case we and our affiliates will receive additional fees for the rendering of such services. In the ordinary course of its business, Morgan Stanley and its affiliates may, from time to time, trade in the securities, indebtedness, commodities or currencies, or derivatives thereof, of or related to Commonwealth or IMCO for their own accounts or the accounts of investment funds and other clients under the management of Morgan Stanley and for the account of its customers and, accordingly, may at any time hold a long or short position such instruments for any such account.

It is understood that this letter is for the information of the Board of Directors of Commonwealth and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Commonwealth in respect of the transaction with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the IMCO Common Stock will trade following the consummation of the Merger or at any time, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Commonwealth should vote at the shareholders’ meeting held in connection with the Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to holders of Commonwealth Common Stock.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
By:	/S/ CARL A. CONTIGUGLIA
Carl A. Contiguglia Managing Director

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ANNEX D

AMENDMENT TO IMCO BYLAWS

The Bylaws of IMCO shall be amended prior to the Effective Time to include as of the Effective Time, the following new Section 21 of Article III.

Section 21. Chief Executive Officer Position; Board and Committees before Expiration Date.

(a) The Board of Directors of the Corporation has resolved that, effective as of the Effective Time (as defined in that certain Agreement and Plan of Merger dated as of June 16, 2004, by and among the Corporation, Commonwealth Industries, Inc. and Silver Fox Acquisition Company, as the same may be amended from time to time (the “Merger Agreement”)), Steven Demetriou shall serve as Chairman of the Board and Chief Executive Officer of the Corporation.

(b) Effective as of immediately following the Effective Time and until the second anniversary of the Closing Date (the “Expiration Date”), (i) the Board of Directors of the Corporation shall be comprised of (A) the Chief Executive Officer and Chairman of the Board and (B) an equal number of (1) Continuing Company Directors (as defined in the Merger Agreement) and (2) Continuing Parent Directors (as defined in the Merger Agreement), provided however, that any vacancy on the Board of Directors created as a result of the death, resignation, retirement or removal of a Parent Continuing Director shall not require any Company Continuing Director to resign from the Board of Directors, and any vacancy on the Board of Directors caused by the death, resignation, retirement or removal of a Company Continuing Director shall not require a Parent Continuing Director to resign from the Board of Directors, in order to be in compliance with this clause (i), and (ii) Committees of the Board of Directors of the Corporation shall be comprised of an equal number of Continuing Company Directors and Continuing Parent Directors. From and after the Effective Time until the Expiration Date, any action of the Board of Directors to nominate for election any person or persons as a director of the Corporation at any annual or special meeting, or by written consent, of the stockholders of the Corporation who is not a Parent Continuing Director or a Company Continuing Director will require the affirmative vote of at least 66 2/3% of the Directors then in office. In addition, from and after the Effective Time until the Expiration Date, any amendment or modification by the Board of Directors of the Charter of the Nominating and Governance Committee of the Board of Directors of the Corporation will require the affirmative vote of at least 66 2/3% of the Directors then in office.

(c) The provisions of this Section 21 may be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of this Section 21 may be adopted, only by an affirmative vote of at least 66 2/3% of the Directors then in office or by the affirmative vote of the holders of at least 60% of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class.

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ANNEX E

IMCO RECYCLING INC.

Certificate of Amendment

to

Certificate of Incorporation

IMCO Recycling Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify:

FIRST: That the Board of Directors of the Company, at a meeting held                     , 2004, unanimously adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Company:

Fourth: The total number of shares of stock which the Corporation shall have authority to issue is 88,000,000, 8,000,000 of such shares to be classified as preferred stock (the “Preferred Stock”), par value $0.10 per share, and 80,000,000 of such shares to be classified as common stock (the “Common Stock”), par value $0.10 per share.

SECOND: That at a Special Meeting of Stockholders held on                     , 2004, the holders of a majority of all of the outstanding stock entitled to vote on such amendment have given their approval to such amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by Jeffrey S. Mecom, its Vice President, Legal and Secretary, this      day of             , 200    .

IMCO RECYCLING INC.

By:
Name:
Title:

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Capitalized terms used but not defined in Part II have the meanings ascribed to them in the proxy statement/prospectus contained in this Registration Statement.

ITEM 20. Indemnification of Directors and Officers

The Certificate of Incorporation and Bylaws of IMCO Recycling Inc. together provide that IMCO’s directors shall not be personally liable to IMCO or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to IMCO or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the “DGCL”), or (iv) any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation and Bylaws of IMCO also provide that if the DGCL is amended to permit further elimination of limitation of the personal liability of the directors, then the liability of IMCO’s directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

IMCO maintains directors’ and officers’ liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer, excluding certain maters including fraudulent, dishonest or criminal acts or self-dealing.

DGCL Section 102(b)(7) provides that IMCO may indemnify a present or former director if such director conducted him or herself in good faith and reasonably believed, in the case of conduct in his or her official capacity, that his or her conduct was in IMCO’s best interests.

DGCL Section 145 provides that IMCO may indemnify its directors and officers, as well as other employees and individuals (each an “Indemnified Party”, and collectively, “Indemnified Parties”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than in connection with actions by or in the right of IMCO (a “derivative action”), if an Indemnified Party acted in good faith and in a manner such Indemnified Party reasonably believed to be in or not opposed to IMCO’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that IMCO may only indemnify an Indemnified Party for expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such derivative action. Additionally, in the context of a derivative action, DGCL Section 145 requires a court approval before there can be any indemnification where an Indemnified Party has been found liable to IMCO. The statute provides that it is not exclusive of other indemnification arrangements that may be granted pursuant to a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

In the Agreement and Plan of Merger among IMCO Recycling Inc., Silver Fox Acquisition Company, an indirect wholly owned subsidiary of IMCO (“Merger Sub”), and Commonwealth Industries, Inc. (“Commonwealth”), dated as of June 16, 2004, pursuant to which Merger Sub will be merged with and into Commonwealth, with Commonwealth as the surviving company (the “Commonwealth Merger”), IMCO has agreed to indemnify the former officers and directors of Commonwealth from liabilities arising out of actions or omissions in their capacity as such prior to the effective time of the Commonwealth Merger, and advance reasonable litigation expenses incurred in connection with such actions or omissions, to the full extent permitted under Commonwealth’s certificate of incorporation and bylaws. Further, for a period of six years after the effective time of the Commonwealth Merger, IMCO will provide Commonwealth’s officers and directors with an insurance and indemnification policy that provides coverage for acts or omissions through the effective time of the Commonwealth Merger; provided that the maximum aggregate amount of premiums that IMCO will be required to pay to provide and maintain this coverage does not exceed $1,600,000 million per year.

ITEM 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of June 16, 2004, by and among IMCO Recycling Inc., Silver Fox Acquisition Company and Commonwealth Industries, Inc. (included as Annex A to this Registration Statement on Form S-4).

5.1†	Opinion of Fulbright & Jaworski L.L.P. regarding the legality of the securities being offered

8.1†	Opinion of Fulbright & Jaworski L.L.P. regarding tax matters

8.2†	Opinion of Sullivan & Cromwell LLP regarding tax matters

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of Citigroup Global Markets Inc., financial advisor for IMCO Recycling Inc.

23.4*	Consent of Morgan Stanley & Co. Incorporated financial advisor for Commonwealth Industries, Inc.

23.5†	Consent of Fulbright & Jaworski L.L.P. (included in its opinion filed as Exhibit 8.1)

23.6†	Consent of Sullivan & Cromwell LLP (included in its opinion filed as Exhibit 8.2)

24*	Powers of Attorney of certain officers and directors of IMCO Recycling Inc. (included on page II-4 hereof).

99.1*	Form of Proxy Card for IMCO Recycling Inc.

99.2*	Form of Proxy Card for Commonwealth Industries, Inc.

99.3*	Opinion of Citigroup Global Markets Inc. (included as Annex B to this Registration Statement on Form S-4)

99.4*	Opinion of Morgan Stanley & Co. Incorporated (included as Annex C to this Registration Statement on Form S-4)

99.5*	Consent of Steven J. Demetriou as a person named to become a director.

*	Filed herewith

†	To be filed by Amendment

ITEM 22. Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on July 21, 2004.

IMCO RECYCLING INC.

By:	/S/ JOHN E. BALKCOM
John E. Balkcom Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints John E. Balkcom, Paul V. Dufour and Jeffrey S. Mecom, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act and any and all amendments (including, without limitation, post-effective amendments and any amendment or amendments or additional registration statement filed pursuant to Rule 462 under the Securities Act increasing the amount of securities for which registration is being sought) to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices or other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ JOHN E. BALKCOM John E. Balkcom	Chairman of the Board of Directors	July 21, 2004

/s/ PAUL V. DUFOUR Paul V. Dufour	Executive Vice President and Chief Financial Officer	July 21, 2004

/s/ JAMES C. COOKSEY James C. Cooksey	Director	July 21, 2004

/s/ JOHN E. GRIMES John E. Grimes	Director	July 21, 2004

/s/ DALE V. KESLER Dale V. Kesler	Director	July 21, 2004

/s/ DON NAVARRO Don Navarro	Director	July 21, 2004

/s/ HUGH G. ROBINSON Hugh G. Robinson	Director	July 21, 2004

/s/ ROBERT R. HOLIAN Robert R. Holian	Senior Vice President, Controller and Chief Accounting Officer	July 21, 2004

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of June 16, 2004, by and among IMCO Recycling Inc., Silver Fox Acquisition Company and Commonwealth Industries, Inc. (included as Annex A to this Registration Statement on Form S-4).

5.1†	Opinion of Fulbright & Jaworski L.L.P. regarding the legality of the securities being offered

8.1†	Opinion of Fulbright & Jaworski L.L.P. regarding tax matters

8.2†	Opinion of Sullivan & Cromwell LLP regarding tax matters

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of Citigroup Global Markets Inc., financial advisor for IMCO Recycling Inc.

23.4*	Consent of Morgan Stanley & Co. Incorporated, financial advisor for Commonwealth Industries, Inc.

23.5†	Consent of Fulbright & Jaworski L.L.P. (included in its opinion filed as Exhibit 8.1)

23.6†	Consent of Sullivan & Cromwell LLP (included in its opinion filed as Exhibit 8.2)

24*	Powers of Attorney of certain officers and directors of IMCO Recycling Inc. (included on page II-4 hereof).

99.1*	Form of Proxy Card for IMCO Recycling Inc.

99.2*	Form of Proxy Card for Commonwealth Industries, Inc.

99.3*	Opinion of Citigroup Global Markets Inc. (included as Annex B to this Registration Statement on Form S-4)

99.4*	Opinion of Morgan Stanley & Co. Incorporated (included as Annex C to this Registration Statement on Form S-4)

99.5*	Consent of Steven J. Demetriou as a person named to become a director.

*	Filed herewith

†	To be filed by Amendment